08002181

SEC Mail Processing
Section

APR 24 2008

Washington, DC
111

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20 549
USA

Foreningssparbanken AB

Stockholm, April 15, 2008

RE: ~~Swedbank AB (publ)~~ (File No. 82-4092) 12g3 -2(b) Exemption

SUPPL

Ladies and Gentlemen:

Please find enclosed information furnished by Swedbank AB (publ) (File No. 82-4092) under paragraph (b) (1) (iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,
Swedbank AB (publ)

PROCESSED
MAY 01 2008
THOMSON REUTERS

Antonia Gibson

Investor Relations
Swedbank AB (publ)

4/29

Swedbank

Press release

26-01-2007 8:00

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Swedbank to enter the Russian retail banking market in 2007

Swedbank expands its operations in Russia to include retail banking in addition to corporate banking and leasing operations. The bank will expand the current branches in Moscow, St Petersburg and Kaliningrad to also offer banking services to private individuals and small enterprises. New branches will also be opened in Moscow, St Petersburg and Kaliningrad throughout 2007.

"The decision to enter the retail market in Russia is based on a substantial growth potential, a favorable economic situation and Swedbank's long-term experience in running successful universal banks in Sweden and the Baltics, says Jan Lidén, President and CEO of Swedbank.

OAO Hansabank, a part of Swedbank Group, is one of the fastest growing banks in Russia. The bank focuses on midsize Russian companies, Scandinavian and Baltic businesses working in Russia and trade finance operations.

As a part of the overall re-branding process within Swedbank Group, the bank in Russia will be renamed to OAO Swedbank during 2007.

For further information:
Jan Lidén, President and CEO, Swedbank, phone: +46 8-585 922 27
Henrik Kolga, Head of Communications, Swedbank, phone: +46 708-11 13 15
Swedbank is a leading Nordic-Baltic banking group with 8.8 million retail customers and 441,000 corporate customers in Sweden, Estonia, Lithuania and Latvia. In Sweden the group has more than 470 branches, with another 280 branches in the Baltic countries. The group is also present in Copenhagen, Helsinki, Kaliningrad, Kiev, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2005 the group had total assets of SEK 1,200 billion and approximately 16,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

07-02-2007 12:09

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Swedbank enters Ukraine - Acquires TAS-Kommerzbank

Swedbank has today signed an agreement to acquire TAS-Kommerzbank ("TAS). Based in Kiev, TAS is today the thirteenth largest bank based on total loans and one of the faster growing in the retail segment. The bank has 170 branches and 2,300 employees, serving over 100,000 retail and 9,000 corporate clients.

"TAS is yet another step to enhance growth for Swedbank following our success in the Baltic countries. Ukraine is an important tiger economy' with impressive growth rate and positive development, says Carl Eric Stålberg, Executive Chairman of Swedbank.

The purchase price amounts to USD 735 million including an equity contribution to TAS of USD 50 million, to be made around the time of closing of the transaction. As per 2006 year-end unaudited IFRS Management Accounts, TAS had total assets of USD 1,142 million, loans of USD 834 million and deposits of USD 675 million. TAS' equity, including the upcoming equity contribution of USD 50 million, was USD 177 million. Profit for 2006 amounted to USD 10 million, reflecting the investment in TAS' branch network expansion. An additional payment of up to USD 250 million is payable in three years, subject to the financial performance of the bank.

"We invest in a bank geared for rapid growth with an experienced management committed to our agreed strategy, says Jan Lidén, CEO of Swedbank.

The acquisition of TAS is in line with Swedbank's strategy of expanding its operations in Eastern Europe, where it is the market leader in the Baltic countries and has developing operations in Russia. Swedbank intends to capitalise on this experience and expertise in the Baltic markets to drive the expansion in Ukraine. Ukraine is the second largest country in CEE and CIS with a population of 47 million. Real GDP growth in 2006 was 7% and growth is forecasted to remain high over the next few years. This strong expected economic growth coupled with low banking penetration offer an attractive financial services environment in which to operate and establishes a meaningful profit contributor to Swedbank in the future.

TAS' CEO, Sergiy Tigipko, has over 14 years of top level banking experience and will continue to act as CEO and will have overall responsibility for the bank's business and development. Mr. Tigipko, who formerly served as the governor of Ukraine's central bank as well as minister of economy and vice prime minister, will report directly to Swedbank CEO Jan Lidén, who will serve as the new chairman of the bank.

"This transaction underlines the considerable achievements made by our management team and employees in transforming TAS into one of the fastest growing banks in Ukraine. The integration of TAS into Swedbank enhances our ability to become a market leader in Ukraine, says TAS' CEO and current owner, Sergiy Tigipko.

The transaction is subject to customary regulatory approvals. Completion is expected during the second half of 2007.

Swedbank was advised by Lehman Brothers and Swedbank Markets.

For further information:
Carl Eric Stålberg, Executive Chairman, Swedbank, phone +46 (0)8 5859 1296
Jan Lidén, President and CEO, Swedbank, phone +46 (0)8 5859 2227
Henrik Kolga, Head of Corporate Communications, Swedbank, mobile +46 (0)708 11 13 15
Johannes Rudbeck, Head of Investor Relations, Swedbank, mobile +46 (0)70 582 56 56

Telephone conference and webcast 14.00 (CET) today

Swedbank will present the acquisition at a joint telephone conference and webcast at 14.00 (CET) on Wednesday 7 February. There will be an opportunity to ask questions during the conference. The presentation will be in English.

Conference telephone numbers: +44 (0) 20 7863 6128 or +46 (0)8 5052 0227.
Live webcast on: www.swedbank.com/ir

A recording of the telephone conference will be available until 14 February. Replay dial-in numbers: +44 (0)20 8196 1998 or +46 (0) 8 5052 0422. Replay access code: 711784#. The webcast and the presentation will be available on www.swedbank.com/ir

Swedbank

Press release

22-02-2007 15:00

PDF format

Swedbank and Folksam commence collaboration in asset management, property and liability insurance and group life insurance

Swedbank and Folksam have signed a declaration of intent regarding collaboration. The collaboration will refer to four main areas; property and liability insurance, asset management, administration of fund insurance, reinsurance of group life insurance and the provision of individual risk insurance products.

We will be entrusted with the management of pension capital amounting to about SEK 170 billion, strengthening our position as one of the leading asset management company in the Nordic Area, and managing capital totalling about SEK 635 billion. Through this collaboration we will also be better equipped to satisfy increased demand from our customers for property and liability insurance. In total, this is a good step for our business in our endeavour to continually improve our customer offerings, says Jan Lidén, CEO and President of Swedbank.

The declaration of intent contains the following:

Folksam will transfer its asset management of interest-bearing securities and shares to Swedbank Robur. The management assignment involves about SEK 142 billion. Expected to be starting during the spring of 2007.

Swedbank Robur will acquire Folksam Fond AB with managed capital of about SEK 27 billion. The purchase sum amounts to SEK 450 million and will give rise to goodwill of about SEK 400 million. It is expected that the acquisition will be completed in early 2008.

Folksam will found a new company that will deliver property and liability insurance to Swedbank. Property and liability insurance are included in Swedbank's product offering and are sold via existing distribution channels under the Swedbank brand. Expected to be completed in early 2008.

Swedbank and Folksam are to found a joint company for the administration of Swedbank's life and pension insurance business. This is expected to start during the spring of 2007.

Swedbank will reinsure its group life business with Folksam which will also provide individual risk insurance products. Expected to be completed in early 2008.

Lenner & Partners Corporate Finance have acted as financial advisers to Swedbank.

The collaboration will be subject to official approval.

For further information:
Jan Lidén, CEO and President, Swedbank, phone: +46 8 585 922 27
Anna Sundblad, Press Manager, Swedbank, phone: +46 70 321 39 95

Swedbank is a leading Nordic-Baltic banking group with 8.9 million retail customers and 459,000 corporate customers in Sweden, Estonia, Lithuania and Latvia. In Sweden the group has more than 470 branches, with another 290 branches in the Baltic countries. The group is also present in Copenhagen, Helsinki, Kaliningrad, Kiev, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

23-02-2007 8:31

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Swedbank sells shares in card processing company

Swedbank is selling its 21% stake in the Swedish card processing company CEKAB. Swedbank owns CEKAB together with Nordea (39%), Svenska Handelsbanken (37%) and Danske Bank (3%). All the banks are selling their stakes at the same time to the Norwegian company EDB Business Partner for a total price of SEK 257 million. EDB Business Partner will thereby own the entire company.

Swedbank's capital gain is estimated at SEK 40 million. The sale will be finalized during the first half of 2007.

EDB will secure continuity in the growing card business. CEKAB was founded in 1989 to build a new, unified infrastructure needed at the time. As the card business has matured, a clearer delegation of responsibilities between infrastructure vendors and the banks is preferred.

Lenner & Partners has served as financial adviser. The sale is subject to the approval of competition authorities.

For further information:
Jan-Olof Brunila, Head of Group Card Services, phone: +46 8 708 87 71 55
Henrik Kolga, Head of Communications, Swedbank, phone +46 70 811 13 15

Swedbank is a leading Nordic-Baltic banking group with 8.9 million retail customers and 459,000 corporate customers in Sweden, Estonia, Lithuania and Latvia. In Sweden the group has more than 470 branches, with another 290 branches in the Baltic countries. The group is also present in Copenhagen, Helsinki, Kaliningrad, Kiev, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

25-02-2007 11:21

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Moody's upgrades Swedbank's rating

The rating institute Moody´s has implemented a new bank rating methodology and published new results for Swedish banks. Swedbank´s long term rating has been upgraded to Aa1 (from Aa3). The short-term rating is unchanged at P-1. The Banks Financial Strength Rating (BFSR) also remains unchanged at B.

For further information:

Henrik Kolga, Head of Communications, Swedbank, direct: +46 8 5859 2779,
mobile: +46 708 11 1315

Swedbank is a leading Nordic-Baltic banking group with 8.9 million retail customers and 459,000 corporate customers in Sweden, Estonia, Lithuania and Latvia. In Sweden the group has more than 470 branches, with another 290 branches in the Baltic countries. The group is also present in Copenhagen, Helsinki, Kaliningrad, Kiev, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

12-03-2007 10:30

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Henrik Kolga steps down as Head of Communications

After four years as Head of Communications, Henrik Kolga is stepping down to start a consulting business. As Head of Communications, Henrik Kolga has been responsible for internal and external communications and branding. Tobias Wagner has been appointed new Acting Head of Communications.

"I have had a really enjoyable time at the bank. The biggest challenge has been the internationalization of the bank and the re-branding process. After having accomplished a successful launch it is now the right time for me to take a new step, says Henrik Kolga.

Henrik Kolga will finalize a number of ongoing projects and remain available to assist the bank on communications strategy until last April.

Tobias Wagner, who is currently Swedbank's Head of Communications Sweden, will assume the responsibility as Acting Head of Group Communications from today.

For further information:
Mikael Inglander, EVP, CFO and Head of Staffs, Swedbank, phone: +46 08-585 913 14
Anna Sundblad, Press Manager, Swedbank, tfn: +46 70-321 39 95

Swedbank is a leading Nordic-Baltic banking group with 8.9 million retail customers and 459,000 corporate customers in Sweden, Estonia, Lithuania and Latvia. In Sweden the group has more than 470 branches, with another 290 branches in the Baltic countries. The group is also present in Copenhagen, Helsinki, Kaliningrad, Kiev, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

15-03-2007 8:00

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Further internationalisation of the Board of Swedbank

The Nomination Committee of Swedbank has proposed Gail Buyske and Simon F.D. Ellis as new members of the Board of Directors of Swedbank. The Nomination Committee proposes the re-election of Chair Carl Eric Stålberg, Ulrika Francke, Berith Hägglund-Marcus, Göran Johnsson, Anders Nyblom and Caroline Sundewall. Thomas Johansson and Mart Laar have declined re-election.

"*We are pleased to nominate Gail Buyske and Simon Ellis as new members of the Board, says Allan Karlsson, Chair of the* Nomination Committee. "We are fully convinced that with their extensive experience from the international banking industry, both will contribute to Swedbank's development. Furthermore, Ms Buyske's experience from former Eastern Europe combined with Mr Ellis' in-depth knowledge of international corporations and investment banking, will contribute to the further development of Swedbank.

Gail Buyske, from the USA, is a financial sector advisor working in Europe, Russia, Kazakhstan and the USA. Between 1998 and 2001 she served as the EBRD's Financial Institutions Country Coordinator in Moscow. During that period and through 2005 she also chaired the Supervisory Board of KMB Bank, a Russian bank for micro and SME clients founded by the EBRD. Most recently, Ms Buyske, among other assignments, has held several non-executive directorships for banks in Russia, Kazakhstan and Ukraine, in addition to consulting on financial sector development issues for the World Bank, EBRD and other development organizations. Her career started at Chase Manhattan Bank, where during 1979-1991 she worked on debt transactions and risk management in the United States, Asia, Latin America and Eastern Europe and the former Soviet Union. Gail Buyske has a Ph.D in political science from Columbia University and is fluent in Russian and French.

Simon Ellis, from the UK, has spent 28 years in international banking, primarily in Corporate Finance. Until recently he was with Morgan Stanley as a Managing Director, based in London; previously he was with Goldman Sachs for 10 years. He has had direct experience in the United States, in Scandinavia, the Benelux as well as the UK, and has advised companies in the Energy and Utilities and Media and Telecommunications sectors, and in particular, in Financial Services. Currently, Simon Ellis is a member of the Board of Hakluyt. The firm provides specialist business intelligence and research to corporate and institutional clients worldwide. Simon Ellis has a BA/MA in Modern History from Oxford University.

The 2007 Annual General Meeting of Swedbank will be held in Stockholm on April 27, 2007.

The members of the Nomination Committee:

Ulf Christoffersson: Representing the independent savings banks and the Swedish Savings Banks Organisation

Björn Franzon: Representing the Fourth Swedish National Pension Fund

Sarah McPhee: Representing AMF Pension

Allan Karlsson: Representing Sparbanksstiftelsernas Nya Förvaltningsaktiebolag and the Savings Banks Foundations

Carl Eric Stålberg: Chair of the Board of Swedbank

Download photos on Gail Buyske and Simon F.D Ellis below.

For further information:
Carl Eric Stålberg, Chair of the Board, phone + 46 8 58591296
Allan Karlsson, Chair of the Nomination Committee, phone +46 705 143 314

Swedbank's vision is to be the leading financial institution in the markets where we are present. Swedbank has 8.9 million retail customers and 459,000 corporate customers in Sweden, Estonia, Lithuania and Latvia. In Sweden the group has more than 470 branches, with another 290 branches in the Baltic countries. The group is also present in Copenhagen, Helsinki, Kaliningrad, Kiev, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

02-04-2007 13:23

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Restatement of net interest income and net gains and losses on financial items at fair value

When implementing reporting according to IFRS in 2005, Swedbank choose to report all interest income and interest expenses from trading assets and liabilities and derivatives as net gains and losses on financial items at fair value, together with market value changes on these instruments. The motive was to report all income from the trading book under the line item net gains and losses on financial items at fair value.

For Swedbank Markets this reporting standard has worked well, giving a low volatility in reported net interest income. For the Swedbank Group, however, this created volatility in reported net interest income at the group level.

Interest income and interest expenses from internal funds transfer pricing are used in all business areas but not at the group level. The effects of using internal funds transfer pricing at business area level but not at group level has been reported as Eliminations, where net interest income from the trading book derived from the use of internal funds transfer pricing has been re-classified to net interest income from net gains and losses or vice versa.

As of the first quarter 2007, all interest income and interest expenses will be reported as net interest income. This was they way Swedbank reported prior to 2005. Going forward, net interest income on group level will become more transparent and easier to analyse and no re-classifications from net gains and losses on financial items at fair value to net interest income in Eliminations on business area level will be needed.

Restated net interest income and net gains and losses are available on www.swedbank.com/ir.

For further information:
Jan-Gunnar Eurell, Head of Group Finance, Swedbank, phone: +46 8 5859 2943
Johannes Rudbeck, Head of Investor Relations, Swedbank, phone: +46 8 5859 3322

Swedbank´s vision is to be the leading financial institution in the markets where we are present. Swedbank has 8.9 million retail customers and 459,000 corporate customers in Sweden, Estonia, Lithuania and Latvia. In Sweden the group has more than 470 branches, with another 290 branches in the Baltic countries. The group is also present in Copenhagen, Helsinki, Kaliningrad, Kiev, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

24-04-2007 8:00

PDF format

Swedbank and Folksam sign agreement on asset management, property and liability insurance and group life insurance

Swedbank and Folksam have today signed a cooperation agreement confirming the declaration of intent announced on February 22 of this year.

As part of the agreement, Folksam will transfer its asset management of interest-bearing securities and equities to Swedbank Robur, comprising about SEK 142 billion. Swedbank Robur will also acquire Folksam Fond AB, with assets under management of about SEK 27 billion. This strengthens Swedbank's position as one of the leading asset management companies in the Nordic region, with total assets of about SEK 635 billion.

The agreement covers four main areas: property and liability insurance, asset management, administration of fund insurance, and reinsurance of group life insurance and provision of individual risk insurance products.

To learn more, see the press release dated February 22, 2007 at www.swedbank.se/pressroom

For further information:
Kjell Hedman, Executive Vice President, phone: +46 8 585 912 21
Mats Lagerqvist, CEO, Swedbank Robur, phone: +46 8 585 924 11
Anna Sundblad, Press Manager, Swedbank, phone: +46 70 321 39 95

Swedbank's vision is to be the leading financial institution in the markets where we are present. Swedbank has 8.9 million retail customers and 459,000 corporate customers in Sweden, Estonia, Lithuania and Latvia. In Sweden the group has more than 470 branches, with another 290 branches in the Baltic countries. The group is also present in Copenhagen, Helsinki, Kaliningrad, Kiev, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

27-04-2007 15:20

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Swedbank's Annual General Meeting 2007: Increased internationalization of the Board

Swedbank's Annual General Meeting (AGM) today elected two new members to the Board of Directors. Gail Buyske, from the US, is a financial sector advisor working in Europe, Russia, Kazakhstan and the US. Simon Ellis, from the UK, has spent 28 years in international banking, primarily in corporate finance. Current board members Ulrika Francke, Berith Hägglund-Marcus, Göran Johnsson, Anders Nyblom and Caroline Sundewall were reelected, and Carl Eric Stålberg was elected as Chair. Swedbank's Board, which consists of eight members, has thereby broadened its international competence.

The dividend to the shareholders will be SEK 8.25 per share in accordance with the AGM's resolution. The record day for the dividend is May 3, 2007. The dividend is expected to be paid by VPC (the Swedish Central Securities Depository) on May 8, 2007.

The Board and the President and CEO were discharged from liability for the year 2006.

The AGM also resolved, in accordance with the Board's proposal, to amend the articles of association to allow the bank, until the next AGM, to acquire at any given time in its securities operations, to facilitate these operations, up to 1 percent of the bank's shares and dispose of such shares. Moreover, it was resolved to authorize the Board, on one or more occasions until the next AGM, to decide to acquire the bank's own shares, in addition to acquisitions by the securities operations, up to 5 percent of all the shares in the bank. Acquisitions may only be made through purchases on the Stockholm Stock Exchange (Stockholmsbörsen) and only at a price that, at the time of acquisition, falls within the interval between the highest buying rate and the lowest selling rate. The Board was authorized to decide on raising loans according to Chapter 11 Section 11 of the Companies Act. Lastly, the AGM resolved to issue and transfer interest in Swedbank First Securities LLC and to approve the merger between the bank and the wholly owned subsidiary Söderhamns Sparbank.

The AGM decided on the guidelines for the Nomination Committee. In accordance with the Swedish Code of Corporate Governance, the bank will announce the names of the members of the committee not later than six months before the next AGM.

The Board's statutory meeting immediately following the AGM elected Ulrika Francke as Deputy Chair and Jan Lidén as President and CEO.

The Board and Auditors following the AGM can be found in the attachment.

A transcription and webcast of Carl Eric Stålberg's and Jan Lidén's addresses at today's AGM will be available on Swedbank's website: www.swedbank.se/ir

For further information, please contact:
Carl Eric Stålberg, Chairman of the Board, phone: +46 8 585 912 96
Jan Lidén, President and CEO, phone: +46 8 585 922 27
Cecilia Hernqvist, Secretary of the Board, phone: +46 8 585 913 23
Tobias Wagner, Acting Head of Communication, phone: +46 70 259 12 65

Swedbank's vision is to be the leading financial institution in the markets where we are present. Swedbank has 8.9 million retail customers and 459,000 corporate customers in Sweden, Estonia, Lithuania and Latvia. In Sweden the group has more than 470 branches, with another 290 branches in the Baltic countries. The group is also present in Copenhagen, Helsinki, Kaliningrad, Kiev, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

02-05-2007 13:00

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Swedbank opens a branch in China

Swedbank has obtained financial license from China Banking Regulatory Commission (CBRC) and business license from the State Administration of Industry and Commerce, to open a bank branch in Shanghai. The Shanghai branch will provide Nordic and Baltic corporate clients with full lending and deposit-taking services in foreign currencies as well as trade finance, treasury and payment services.

"The opening of our Shanghai branch will considerably strengthen our customer offering in China and build on our already strong relationships with our corporate clients doing business in the country," said Jan Lidén, President and CEO at Swedbank. This expansion demonstrates our confidence in the future of China as an increasingly important market for our customers. With solid competence in Chinese banking practices, an exceptional network within the Chinese financial sector and an outstanding comprehension of how to do business in China, we aim for service leadership also in this market.

Liu Zhimei is General Manager of the new branch in Shanghai. She has more than 18 years of experience from working in the Chinese banking sector. Liu Zhimei joined Swedbank in 2000 as Chief Representative of Swedbank Shanghai Representative Office, see photo of Liu Zhimei attached.

In January 2001, Swedbank was the first Nordic bank to open a representative office in Shanghai, the financial and commercial centre of the People's Republic of China. With the establishment of a branch, Swedbank significantly expands its services in China.

For further information:
Annika Wijkström, EVP and Head of Swedbank Markets, phone: +46 8 585 913 97
Magnus Francke, Head of Foreign Units, Swedbank Markets, phone: +46 8 585 91210
Liu Zhimei, General Manager, Swedbank Shanghai Branch, phone: +86 21 5830 2302

Swedbank's vision is to be the leading financial institution in the markets where we are present. Swedbank has 8.9 million retail customers and 459,000 corporate customers in Sweden, Estonia, Lithuania and Latvia. In Sweden the group has more than 470 branches, with another 290 branches in the Baltic countries. The group is also present in Copenhagen, Helsinki, Kaliningrad, Kiev, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

15-05-2007 11:00

PDF format

Hansabank in Russia renamed to Swedbank

The rebranding process of Hansabank (OAO) in Russia has been completed and as of May 15th, the bank is renamed to OAO Swedbank.

"The decision to change the name and brand in Russia from Hansabank to Swedbank was made internally in spring last year. Now we have finished all the necessary legal processes and I am happy to announce that the rebranding has taken place, says Jan Lidén, CEO and President of Swedbank. The expansion plans in Russia will continue as previous stated, Jan Lidén adds.

Hansabank/Swedbank has been operating in the Russian market since 2005. Starting from the current year the bank has expanded its operations from corporate banking and leasing also to retail banking. Swedbank aims to open several new branches in Moscow, St Petersburg and Kaliningrad by the end of 2008.

For furhter information:
Jan Lidén, CEO and President, Swedbank, phone: +46 8 585 922 27
Anna Sundblad, Acting Press Manager, Swedbank, +46 70 321 39 95

Swedbank's vision is to be the leading financial institution in the markets where we are present. Swedbank has 8.9 million retail customers and 459,000 corporate customers in Sweden, Estonia, Lithuania and Latvia. In Sweden the group has more than 470 branches, with another 290 branches in the Baltic countries. The group is also present in Copenhagen, Helsinki, Kaliningrad, Kiev, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

07-06-2007 9:28

PDF format

Swedbank OAO subject to public authority intervention

The Central Bank of Russia has issued an order to restrict certain operations of Swedbank OAO in Russia for a period of three months. The central bank quotes violations of the federal law and the normative acts of the Central Bank on prevention of illicitly acquired funds. The order is issued as a result of an audit performed during March-April this year. The following restrictions mainly concerns the area of correspondent banking, carrying out foreign exchange operations, attracting new business and interbank loans

- We are currently establishing the further circumstances and have also requested clarifications. The order was unexpected and we are of course ready to take necessary measures. Meanwhile we continue to serve clients with respect to operations not restricted by the order and to minimize the effects for our clients, says Swedbank CEO Jan Lidén.

Swedbank is requested to adjust its operations quoted in the order and to further enhance internal control systems.

Swedbank Russia today has three branches and a portfolio of approximately SEK 4bn. The total number of employees is 238.

For further information:
Jan Lidén, President and CEO, Swedbank, phone: +46 8 585 922 21
Erkki Raasuke, Head of Baltic Banking, Swedbank, phone: +372 888 1472
Johannes Rudbeck, Head of Investor Relations, Swedbank, phone: +46 70 582 56 56

Swedbank's vision is to be the leading financial institution in the markets where we are present. Swedbank has 8.9 million retail customers and 459,000 corporate customers in Sweden, Estonia, Lithuania and Latvia. In Sweden the group has more than 470 branches, with another 290 branches in the Baltic countries. The group is also present in Copenhagen, Helsinki, Kaliningrad, Kiev, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

12-06-2007 8:57 PDF format

Swedbank announces mutual fund marketplace, giving customers greater freedom of choice

Swedbank, Sweden's largest distributor of financial products, is now opening its entire distribution network to mutual fund trading. The aim is to create newfound enthusiasm for fund investments. Swedbank will be the first major Swedish bank to launch a mutual fund marketplace for the most popular funds in the market.

Swedbank will provide extensive information, news and analyses from its own experts and other fund management companies. The material will be available free of charge through the bank's website, www.swedbank.se.

When it comes to investing in mutual funds, Swedes want a more active role in making choices, says Diviesh Vithlani, Head of Savings and Investments at Swedbank. "Investors are looking at their fund holdings from a shorter perspective. This has created the substantial increase in fund trading we are now seeing. Net savings, on the other hand, have not increased. They are still about SEK 80-100 billion per year.

Swedbank wants to make it easier for customers to trade funds by breaking with the industry's outdated practices regarding the distribution of funds. Customers will have greater opportunities to choose from among the market's best funds.

"We want to make buying and selling mutual funds as easy as trading stocks, says Diviesh Vithlani. "The mutual fund industry therefore has to reach a consensus on rules that create more cost-effective trading for investors with minimal barriers to entry.

"Customers are still paying too many fees in order to trade mutual funds. This is symbolic of an antiquated market logic we want to shake up. We hope to change the business logic from both an industry and customer perspective, he adds.

When Swedbank's mutual fund marketplace is launched in June, customers will initially be able to trade 150 funds through the bank's distribution network, which includes the Internet, telephone and the branches of Swedbank and Sweden's savings banks. In the fall additional funds will be added from a number of fund management companies.

For further information, please contact:
Diviesh Vithlani, Head of Savings and Investments, Swedbank, telephone: +46-70-524 19 05
Pär Bäckman, Head of Communications, Swedbank Robur, telephone: +46-70-655 92 33
Anna Hammarskiöld, Press Manager, Swedbank, telephone: +46-73-405 83 36

Swedbank's vision is to be the leading financial institution in the markets where we are present. Swedbank has 8.9 million retail customers and 459,000 corporate customers in Sweden, Estonia, Lithuania and Latvia. In Sweden the group has more than 470 branches, with another 290 branches in the Baltic countries. The group is also present in Copenhagen, Helsinki, Kaliningrad, Kiev, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

09-07-2007 13:40

PDF format

Swedbank closes acquisition of TAS-Kommerzbank

Swedbank has today completed the acquisition of the Ukrainian bank TAS-Kommerzbank (TAS). The acquisition agreement between Swedbank and the owners of TAS was announced on February 7, 2007 and all customary closing conditions have now been completed. The acquisition sum is of 735 million USD, including an equity increase of 50 million USD to TAS. An additional payment of up to USD 250 million is payable in three years, subject to the financial performance of the bank.

- The acquisition of TAS is in line with Swedbank's strategy to expand in Eastern Europe, where the bank already is market leader in the Baltic region. Ukraine has an expected strong growth and a low penetration of financial services, says Jan Lidén, CEO of Swedbank.

TAS has 3,000 employees and provides service to more than 125,000 private customers and 16,000 corporate customers. The head office is situated in Kiev and there are 191 more offices around Ukraine.

For further information:
Johannes Rudbeck, Investor Relations Officer, Swedbank, phone: +46 (0) 70 582 56 56
Anna Sundblad, Acting Press Officer, Swedbank, phone: +46 (0) 70 321 39 95

Swedbank's vision is to be the leading financial institution in the markets where we are present. Swedbank has 8.9 million retail customers and 459,000 corporate customers in Sweden, Estonia, Lithuania and Latvia. In Sweden the group has more than 470 branches, with another 290 branches in the Baltic countries. The group is also present in Copenhagen, Helsinki, Kaliningrad, Kiev, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

05-09-2007 8:59 PDF format

Swedbank given green light to resume Russian operations

The Bank of Russia has now announced their decision to let Swedbank resume its operations in Russia at full scale.

"We are very pleased with the decision and are ready to resume operations. We have taken the measures the central bank has asked of us. Our long-term strategy has not changed and we consider Russia as an important growth market for Swedbank Group, says Swedbank President and CEO Jan Lidén.

On June 6 of this year the Russian central bank decided to restrict portions of Swedbank's operations in Russia for a period of three months. The central bank suggested that Swedbank may have violated federal laws and the normative acts of the Russian central bank on prevention of illicitly acquired funds.

Swedbank currently has branch offices in Moscow, Kaliningrad and St Petersburg, 305 employees and approximately SEK 8 billion in outstanding lending in Russia.

For further information, please contact:
Jan Lidén, President and CEO, Swedbank, telephone: +46 8 585 922 27
Erkki Raasuke, Head of Baltic Banking, Swedbank, telephone: +372 888 1472
Johannes Rudbeck, Head of Investor Relations, Swedbank, telephone: +46 70 582 56 56
Anna Sundblad, Press Manager, Swedbank, telephone: +46 70 321 39 95

Swedbank's vision is to be the leading financial institution in the markets where we are present. Swedbank has 9 million retail customers and 500,000 corporate customers with more than 470 branches in Sweden, 290 branches in the Baltic countries and another 190 branches in Ukraine. The group is also present in Copenhagen, Helsinki, Kaliningrad, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

01-10-2007 11:00

PDF format

Increased focus on corporate finance business in the Nordic and Baltic regions

Swedbank is increasing focus on the Nordic-Baltic corporate finance market by consolidating its presence in the Baltic States. From 1 October Swedbank will have corporate finance operations in Sweden, Estonia, Latvia and Lithuania.

The market in the Baltic States is expanding significantly, with an increasing number of companies doing cross-border business. It is therefore natural for Swedbank to offer advice on both domestic and cross-border deals within its home markets.

To meet this demand, staffs has recently been recruited including some of those previously working with corporate finance at Hansabank and some from competitors in the region.

"A local presence is crucial for success in corporate finance and since we work in sector teams covering specific industries, our staff in the Baltic States provide additional, local sector and market competence. We will thus also be able to coordinate industry knowledge, resources and skills in a better way. With this seamless working relationship between staff in the Baltic states and their colleagues in Stockholm, Swedbank Corporate Finance is well placed to offer even better advice and products to both existing and potential clients, says Magnus Geeber, Head of Swedbank Project & Corporate Finance.

For further information:
Magnus Geeber, Head of Project & Corporate Finance, Swedbank, phone: +46 8 585 912 72
Anna Sundblad, Press Manager, Swedbank, phone: +46 70 321 39 95
Swedbank's vision is to be the leading financial institution in the markets where we are present. Swedbank has 9 million retail customers and 500,000 corporate customers with more than 470 branches in Sweden, 290 branches in the Baltic countries and another 190 branches in Ukraine. The group is also present in Copenhagen, Helsinki, Kaliningrad, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

02-10-2007 16:30

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Swedbank re-launch their Custody Offerings in cooperation with JPMorgan

Swedbank announces the re-launch of their Custody offering together with a unique cooperation with JPMorgan Worldwide Securities Services.

Custody is a vital component of the Swedbank product line and has been for many years, serving a client base which includes both domestic and international institutions.

In response to client needs, market changes and infrastructure development, Swedbank will now re-launch its line of Custody products and services offered to clients. The innovative steps which are now being taken will enable Swedbank to utilize JPMorgan´s state of the art technical structure, advanced suite of products and sophisticated global securities knowledge in conjunction with Swedbank´s strong client servicing and local market expertise.

In addition, Swedbank and JPMorgan will cooperate in marketing custody services in Sweden and the Baltics. This cooperation and technical product development will ensure that Swedbank´s securities products not only meet current client demands but can benefit from future product and technical advancements by JPMorgan. At the same time, Swedbank will increase focus on regional market expertise and client servicing.

Swedbank will also expand its capacity by offering Custody services in all four Nordic countries as well as in the Baltics.

For further information:
Annika Wijkström, Head of Swedbank Markets, phone: +46 8 5859 1397
Birgitte Bonnesen, Head of CRM, Swedbank Markets, phone: +46 8 5859 1141
Neal Meacham, Head of Custody, phone: +46 70 341 80 40

Swedbank´s vision is to be the leading financial institution in the markets where we are present. Swedbank has 9 million retail customers and 500,000 corporate customers with more than 470 branches in Sweden, 290 branches in the Baltic countries and another 190 branches in Ukraine. The group is also present in Copenhagen, Helsinki, Kaliningrad, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 18,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

02-10-2007 13:30 PDF format

Swedbank introduces new business segment reporting

Swedbank introduces new business segment reporting as from Q3 2007. The change will better reflect the significance of Swedbank's Eastern European operations following the acquisition of TAS-Kommerzbank in July 2007. TAS-Kommerzbank is consolidated as from 1 July 2007.

The principal change of the business segment reporting is the introduction of the new business area "International Banking, which consists of:

- Ukrainian Banking Operations - TAS-Kommerzbank operational results
- Ukrainian Banking Investment - Group effects resulting from the acquisition of TAS-Kommerzbank including Group goodwill and amortization of identified surplus values
- Russian Banking - previously included in Baltic Banking
- Nordic Banking - Swedbank's branches in Finland, Denmark and Norway, previously included in Shared Services and New Operations, and Swedbank Luxemburg, previously included in Swedish Banking

As from Q3 2007, the business segment "Shared Services and New Operations will be renamed to "Shared Services and Group Staffs.

The business segments Swedbank Markets and Asset Management and Insurance will not be affected by the new business segment reporting.

As from Q3 2007 Swedbank's business segments are:

- Swedish Banking
- Baltic Banking
- International Banking
- Swedbank Markets
- Asset Management and Insurance
- Shared Services and Group Staffs

Re-calculated business segment results for Q3-2005 to Q2-2007 are available for download at www.swedbank.com/ir

Preliminary historic IFRS results for Ukrainian Banking Operations prepared according Swedbank's segment reporting are also available for Q1-2006 to Q2 2007. Ukrainian Banking Operations is not included in the re-calculated business segments report, since TAS-Kommerzbank is consolidated as from 1 July 2007.

For further information:
Johannes Rudbeck, Head of Investor Relations, Swedbank, phone: +46 (0) 70 582 56 56
Jan-Gunnar Eurell, Head of Group Finance, Swedbank, phone: +46 (0) 70 589 12 09

Swedbank's vision is to be the leading financial institution in the markets where we are present. Swedbank has 9 million retail customers and 500,000 corporate customers with more than 470 branches in Sweden, 290 branches in the Baltic countries and another 190 branches in Ukraine. The group is also present in Copenhagen, Helsinki, Kaliningrad, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 18,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

23-10-2007 9:00

PDF format

Nomination Committee for 2008

The 2008 Annual General Meeting of Swedbank AB will be held in Stockholm Friday 25 April 2008.
The following persons are the members of the Nomination Committee:

Annika Andersson - representing Fjärde AP-fonden (Fourth Swedish National Pension Fund)

Lorentz Andersson - representing Sparbanksstiftelsernas Förvaltningsaktiebolag och Sparbanksstiftelser (Savings Banks Foundations)

Ulf Christoffersson - representing the Savings Banks and The Swedish Savings Banks Organisation

Sarah McPhee - representing AMF Pension and AMF Pension Fondförvaltning (Asset Management) AB

Carl Eric Stålberg - Chair of the Board of Directors of Swedbank

The Nomination Committee is to make proposals to the 2008 AGM regarding the election of Chair of the AGM, the election of Chair of the Board and other board members as well as remuneration to the board members and auditors.

Shareholders who want to forward a proposal to the Nomination Committee shall submit a written proposal no later than 25 January, 2008 to the following address:
Nomination Committee
c/o Swedbank, Att: The Secretary of the Nomination Committee H12
105 34 Stockholm

The proposals of the Nomination Committee will be presented in the invitation to the AGM and simultaneously on the web site of Swedbank.

For further information:
Carl Eric Stålberg, Chair of the Board of Swedbank, phone: +46 8-585 912 96
Cecilia Hernqvist, secretary of the Nomination Committee of Swedbank, phone: +46 8-585 913 23
Swedbank´s vision is to be the leading financial institution in the markets where we are present. Swedbank has 9 million retail customers and 500,000 corporate customers with more than 470 branches in Sweden, 300 branches in the Baltic countries and another 190 branches in Ukraine. The group is also present in Copenhagen, Helsinki, Kaliningrad, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

This information was brought to you by Cision http://newsroom.cision.com

Swedbank

Press release

16-11-2007 8:00

PDF format

New head of Swedish Banking at Swedbank

Kjell Hedman will become the new head of the Swedish Banking Business Area, which comprises the branch office network and telephone and internet banking in Sweden, on 1st December.

"We will continue our efforts to be perceived as the market leader when it comes to service. In Kjell Hedman, Swedish Banking is gaining a manager with many years of experience and who will focus on further improving our customer relations, says Jan Lidén, Swedbank's President and CEO.

"We want to be at the forefront of the development of simple, value for money products that offer a high service level, when it comes to internet and telephone banking and branch offices in the Swedish market. We will be increasing the tempo of our efforts to adapt our service provision and the quality of our service, based on customers' needs and expectations, says Kjell Hedman, Executive Vice President and the new head of the Swedish Banking Business Area.

Kjell Hedman previously held the position of Vice President and Head of Customer Offerings & Products within the Swedish Banking Business Area. Catrin Fransson, currently head of the Northern Region, will succeed Kjell Hedman in this position.

Swedish Banking is one of five business areas within the Swedbank Group and accounted for 54 per cent of the Group's profits, as of Q3 this year.

For further information:
Jan Lidén, President & CEO, Swedbank, tel. +46 8 585 922 27
Kjell Hedman, Executive Vice President, Customer Offerings & Products Manager, tel. +46 708 53 81 88
Anna Sundblad, Press Manager, Swedbank, tel. +46 70 321 39 95

Swedbank's vision is to be the leading financial institution in the markets where we are present. Swedbank has 9 million retail customers and 500,000 corporate customers with more than 470 branches in Sweden, 290 branches in the Baltic countries and another 190 branches in Ukraine. The group is also present in Copenhagen, Helsinki, Kaliningrad, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

23-11-2007 9:00

PDF format

Caroline Sundewall declines reelection to Swedbank's Board of Directors

Ahead of the first meeting of Swedbank´s Nomination Committee, board member Caroline Sundewall has informed the committee that she is declining to stand for reelection at the Annual General Meeting 2008.

For further questions:
Carl Eric Stålberg, Chairman of the Board, Swedbank, telephone: +46-8-585 912 96
Anna Sundblad, Press Manager, Swedbank, telephone: +46-70-321 39 95

Swedbank´s vision is to be the leading financial institution in the markets where we are present. Swedbank has 9 million retail customers and 500,000 corporate customers with more than 470 branches in Sweden, 290 branches in the Baltic countries and another 190 branches in Ukraine. The group is also present in Copenhagen, Helsinki, Kaliningrad, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

06-12-2007 9:00

PDF format

TAS-Kommerzbank in Ukraine renamed to Swedbank

On December 3rd JSCB TAS-Kommerzbank changed its name to OJSC Swedbank. CJSC TAS-Investbank, which is wholly owned subsidiary by OJSC Swedbank, will during December change its name to CJSC Swedbank Invest. The re-branding process will be completed during the first half-year of 2008.

In July 2007 Swedbank acquired the Ukrainian bank TAS-Kommerzbank and its subsidiary bank. Swedbank in Ukraine has 3,300 employees and provides service to more than 164,000 private customers, 17,000 corporate customers and more than 190 branches in Ukraine.

For further information:
Anders Ek, Head of Strategic and International Banking, Swedbank, phone: +46 8 585 926 66
Anna Sundblad, Press Manager, Swedbank, phone: +46 70 321 39 95

Swedbank's vision is to be the leading financial institution in the markets where we are present. Swedbank has 9 million retail customers and 500,000 corporate customers with more than 470 branches in Sweden, 290 branches in the Baltic countries and another 190 branches in Ukraine. The group is also present in Copenhagen, Helsinki, Kaliningrad, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank

Press release

21-12-2007 12:45

PDF format

Swedbank acquires corporate finance business in Russia

Swedbank has signed an agreement today regarding the acquisition of ZAO OKO Capital Vostok, a Russian company active in corporate finance from Finnish OKO Bank. The company is active in investment banking with a main focus on financial advice to Nordic and Russian companies in relation to acquisitions and divestures of companies and businesses in Russia. The company has seven employees.

"This acquisition is an excellent next step in the establishment of our corporate finance business in the bank's markets. Today we have local offices in Sweden, Estonia, Latvia and Lithuania and will now also cover Moscow and Saint Petersburg in Russia. We have already had very good results from our combination of local presence and wide geographic reach in our cross border transactions and this acquisition strengthen us even further, says Magnus Geeber, Head of Swedbank Corporate Finance.

Swedbank has also agreed with OKO Corporate Finance Ltd, an OKO Bank Group subsidiary, on cooperation in corporate finance operations in Russia, the Baltic countries and the Nordic countries.

The acquisition is subject to regulatory approvals and is expected to be closed during the first quarter of 2008.

For further information:
Magnus Geeber, Head of Project & Corporate Finance, Swedbank, phone: +46 70 266 82 71
Anna Sundblad, Press Manager, Swedbank, phone: +46 70 321 39 95

Swedbank's vision is to be the leading financial institution in the markets where we are present. Swedbank has 9 million retail customers and 500,000 corporate customers with more than 470 branches in Sweden, 290 branches in the Baltic countries and another 190 branches in Ukraine. The group is also present in Copenhagen, Helsinki, Kaliningrad, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo. As of December 2006 the group had total assets of SEK 1,400 billion and approximately 17,000 employees. For more information about Swedbank, please visit www.swedbank.com.

Swedbank
Interim report, Q1 2007
April 25, 2007

CONTINUED STRONG MOMENTUM ON ALL MARKETS

Stable net profit for first quarter 2007 compared with fourth quarter 2006

- Net profit for the period amounted to SEK 2,910m (2,913)
- Earnings per share amounted to SEK 5.65 (5.65)
- The return on equity amounted to 18.9 percent (19.8)
- The cost/income ratio improved to 0.51 (0.52)
- Net interest income increased by 5 percent to SEK 4,501m (4,303)
- Operating profit amounted to SEK 3,807m (3,887)
- Loan losses amounted to SEK 49m (-72).
- The tier 1 capital ratio, according to new capital adequacy rules, amounted to 6.8 percent (6.5 percent according to previous framework on December 31, 2006).

Net profit for the period increased by 28 percent compared with first quarter 2006

- Net profit for the period increased by 28 percent to SEK 2,910m (2,270)
- Earnings per share increased to SEK 5.65 (4.41)
- The return on equity increased to 18.9 percent (16.6)
- The cost/income ratio improved to 0.51 (0.56)
- Net interest income increased by 28 percent to SEK 4,501m (3,506)
- Operating profit increased by 34 percent to SEK 3,807m (2,843)
- Loan losses were unchanged at SEK 49m (50).

The CEO comments on the first quarter

"2007 has begun positively for Swedbank. Net interest income increased for the fourth consecutive quarter at the same time that net commissions remained strong. Swedish Banking, Baltic Banking and Swedbank Markets all developed positively, which is helping to generate stable profits.

Concerns of an overheating economy in the Baltics during the first quarter have contributed to greater awareness among decision-makers and the public. This has led to signs of a slowdown in lending growth in the region. Our judgement of the development in the Baltics is continued positive.

Preparations to complete the acquisition of TAS-Kommerzbank are proceeding according to plan with respect to both government approvals and operational preparations. We expect the acquisition to be finalized during the third quarter this year.

Through an agreement whereby it will take over approximately SEK 170bn in assets from the insurance company Folksam, Swedbank Robur has strengthened its position as one of the leading fund managers in the Nordic region. Swedbank Robur's strong performance, which recently received recognition from Morningstar, among others, has been an important factor in winning new business.

During the year we will continue our journey to become a service leader. Several exciting new initiatives are under way, particularly in the savings area, which will benefit our customers."

Financial summary for the group

SEKm	Q1 2007	Q4 2006	Change %	Q1 2006	Change %	Full-year 2006
Net interest income	4,501	4,303	5	3,506	28	15,977
Net commission income	2,289	2,309	-1	2,098	9	8,869
Net gains and losses on financial items at fair value	530	908	-42	531	0	2,738
Other income	473	392	21	408	16	1,613
Total income	**7,793**	**7,912**	**-2**	**6,543**	**19**	**29,197**
Staff costs	-2,322	-2,180	7	-2,104	10	-8,560
Other expenses	-1,615	-1,917	-16	-1,546	4	-6,579
Total expenses	**-3,937**	**-4,097**	**-4**	**-3,650**	**8**	**-15,139**
Profit before loan losses	**3,856**	**3,815**	**1**	**2,893**	**33**	**14,058**
Loan losses, net	-49	72		-50	-2	205
Operating profit	**3,807**	**3,887**	**-2**	**2,843**	**34**	**14,263**
Tax expense	-851	-928	-8	-539	58	-3,211
Profit for the period	2,956	2,959	0	2,304	28	11,052
Profit for the period attributable to the shareholders of Swedbank AB	**2,910**	**2,913**	**0**	**2,270**	**28**	**10,880**

Key ratios	Q1 2007	Q4 2006	Q1 2006	Full-year 2006
Return on equity, %	18.9	19.8	16.6	19.3
Earnings per share, SEK [1)]	5.65	5.65	4.41	21.11
Equity per share, SEK [2)]	122.84	116.37	108.66	116.37
C/I ratio before loan losses	0.51	0.52	0.56	0.52
Tier 1 capital ratio, %	6.8	6.5	6.5	6.5
Capital adequacy ratio, %	10.0	9.8	9.7	9.8
Loan loss ratio, net, %	0.02	-0.02	0.02	-0.02
Share of impaired loans, %	0.07	0.07	0.09	0.07
Total provision ratio for impaired loans, %	199	195	188	195

1-2) A specification of numbers of shares is found on page 33.
Key ratios are based on profit and shareholders' equity allocated to shareholders of Swedbank.

Balance sheet data SEKbn	March 31 2007	Dec 31 2006	Change %	March 31 2006	Change %
Loans to the public	1,013	946	7	868	17
Deposits and borrowings from the public	416	400	4	349	19
Shareholders' equity	63	60	6	56	13
Total assets	1,483	1,353	10	1,266	17
Risk weighted assets, old principles	774	727	7	632	22
Risk weighted assets, new principles	601				
Risk weighted assets, transition principles	713				

Group profit trend, Q1 2007 vs. Q4 2006

Stable net profit

- Net profit for the period amounted to SEK 2,910m (2,913)
- Earnings per share were unchanged at SEK 5.65
- The return on equity was 18.9 percent (19.8)
- Operating profit amounted to SEK 3,807m (3,887)
- Income amounted to SEK 7,793m (7,912)
- Net interest income increased by 5 percent to SEK 4,501m (4,303)
- Net commission income amounted to SEK 2,289m (2,309)
- Net gains and losses on items at fair value decreased to SEK 530m (908)
- Expenses decreased by 4 percent to SEK 3,937m (4,097)
- The cost/income ratio improved to 0.51 (0.52)
- Loan losses amounted to SEK 49m (-72)
- The effective tax rate decreased to 22 percent (24).

Stable income level

Income decreased slightly to SEK 7,793m (7,912) mainly through lower net gains and losses on financial items.

Net interest income increased by 5 percent to SEK 4,501m (4,303). Net interest income from the lending portfolio increased by SEK 25m despite continued margin pressure. Net interest income from savings operations increased by SEK 183m due to both volume increases and improved interest margins. Net interest income from other operations decreased by SEK 10m.

Net commission income was stable at SEK 2,289m (2,309). Equity-related commissions increased, while payment commissions decreased slightly on a seasonal basis.

Net gains and losses on financial items at fair value decreased to SEK 530m (908). Trading income was very high in the fourth quarter 2006.

Net insurance amounted to SEK 79m (80).

The ***share of the profit or loss in associates*** increased to SEK 119m (-26). The improvement is mainly due to higher profit in associated companies within Swedish Banking. Also, the fourth quarter 2006 was charged with write downs in the Swedish Central Securities Depository (VPC), which affected profit negatively.

Other income decreased to SEK 275m (338), partly due to slightly lower income from administrative services for Swedish savings banks. The fourth quarter also included income from UC (a Swedish credit information agency).

Lower expenses

Group ***expenses*** decreased by 4 percent or SEK 160m to SEK 3,939m (4,097).

Staff costs increased by 7 percent to SEK 2,322m (2,180). Profit-based staff costs increased by SEK 88m mainly through reversed provisions for the profit-sharing scheme in the Swedish operations in the fourth quarter 2006. Baltic Banking's staff costs rose due to an increase in the number of employees and salaries.

Other general administrative expenses decreased by 15 percent to SEK 1,615m (1,917) mainly due to lower expenses to change to the Swedbank name and seasonal variations.

Low loan loss level

Loan losses amounted to a net of SEK 49m (-72). Credit quality remains very strong. Loan losses and claims are specified in Notes 3 and 4.

Lower tax expense

Profit before tax amounted to SEK 3,807m (3,887) and the ***tax expense*** was SEK 851m (928), giving an effective tax rate of 22 percent (24).

Group profit trend, Q1 2007 vs. Q1 2006

Quarterly profit increased 28 percent

- Net profit for the period increased by 28 percent to SEK 2,910m (2,270)
- Earnings per share increased to SEK 5.65 (4.41)
- The return on equity increased to 18.9 percent (16.6)
- Operating profit increased by 34 percent to SEK 3,807m (2,843)
- Income increased by 19 percent to SEK 7,793m (6,543)
- Net interest income increased by 28 percent to SEK 4,501m (3,506)
- Net commission income increased by 9 percent to SEK 2,289m (2,098)
- Net gains and losses on financial items at fair value was unchanged at SEK 530m (531)
- Expenses increased by 8 percent to SEK 3,937m (3,650)
- The cost/income ratio improved to 0.51 (0.56)
- Loan losses remained low at SEK 49m (50).
- The effective tax rate increased to 22 percent (19).

Income increased

Income increased by 19 percent to SEK 7,793m (6,543) mainly through higher net interest income.

Net interest income increased by 28 percent to SEK 4,501m (3,506). Net interest income from the lending portfolio increased by SEK 269m despite continued margin pressure. Net interest income from savings operations increased by SEK 576m due to both volume increases and improved interest margins. Net interest income from other operations increased by SEK 150m.

Net commission income increased by 9 percent to SEK 2,289m (2,098). This is mainly due to higher

equity-related income as well as commissions from payments and corporate finance.

Net gains and losses on financial items at fair value remained stable at SEK 530m (531).

Net insurance increased to SEK 79m (17) mainly through an improved product range and higher sales in both the Swedish and Baltic operations. In the first quarter 2006, allocations to actuarial reserves in Latvia affected income negatively.

The ***share of the profit or loss in associates*** amounted to SEK 119m (137). The main reason for the decline was the capital gain from the sale of real estate reported in Bankgirocentralen in the first quarter 2006.

Other income increased by 8 percent to SEK 275m (254) mainly due to operational leasing.

Increased expenses

Expenses increased by 8 percent to SEK 3,937m (3,650). The increase was mainly due to the expansive Baltic banking operations.

Staff costs increased by SEK 218m or 10 percent to SEK 2,22m (2,104). Of the increase, SEK 123m was due to the Baltic Banking and SEK 43m to First Securities within Swedbank Markets.

Other general administrative expenses increased by SEK 69m or 4 percent to SEK 1,615m (1,546). Of the increase, SEK 46m was due to the Baltic Banking.

Low loan losses

Loan losses amounted to a net of SEK 49m (50).

Higher tax rate

Profit before tax amounted to SEK 3,807m (2,843) and the ***tax expense*** was SEK 851m (539), giving an effective tax rate of 22 percent (19). The lower tax rate in the first quarter 2006 is mainly due to the reversal of tax from previous years.

Interest rate risk

An increase in all market interest rates of one percentage point as of March 31, 2007 would have reduced the value of the group's assets and liabilities, including derivatives, by SEK 1,744m (1,623). This calculation includes the portion of the bank's deposits that have been assigned a duration of between 2 and 3 years. The decrease in the value of positions in Swedish kronor would have been SEK 1,542m (1,608). Positions in foreign currency would have decreased in value by SEK 202m (15). Comparative figures refer to December 31, 2006.

An interest rate increase of one percentage point would have reduced the group's net gain and losses on items at fair value by SEK 180m (207) as of March 31, 2007.

New capital adequacy rules – Basel II

On February 1, 2007 new rules apply in Sweden for capital adequacy and large exposures, Basel II.

According to the new rules, the capital requirement will be more closely linked to the institution's risk profile. In addition to the capital requirement for credit risks and market risks, a capital requirement is introduced for operational risks as well. Due to the scope of these changes, they are being implemented gradually over a three-year period through 2009. For Swedbank the capital requirement gradually decreases, since the new capital adequacy rules better reflect the low risk in the credit portfolio. The full effect from the new rules will not be seen until 2010.

The capital adequacy ratio, which is calculated for the financial companies group, was 10.0 percent as of March 31, 2007 according to the new rules (9.8 as of December 31, 2006 according to the old rules), of which the tier 1 capital ratio was 6.8 percent (6.5 on December 31, 2006 according to the old rules). The tier 1 capital ratio includes profit for the period after deducting the estimated dividend.

A specification of capital adequacy and a summary of the new rules are provided on page 23.

Lending

The Group's lending to the public increased during the quarter by 5 percent to SEK 962bn (919) at the end of the period. Since the corresponding period of the previous year lending has increased by 17 percent.

A specification of lending is provided on page 28.

Savings and investments

Customers' total savings and investments in Swedbank increased by 5 percent to SEK 880bn (838) during the quarter. Since the corresponding period of 2006 savings have increased by 14 percent.

Customers' deposits, excluding repurchase agreements (repos), increased by 6 percent or SEK 21bn to SEK 398bn (377). Since March 31, 2006 deposits have increased by 20 percent.

A specification of savings and investments is provided on page 28.

Annual General Meeting and dividend

Swedbank's Annual General Meeting 2007 will be held in Stockholm on April 27.

The Board of Directors proposes that the Annual General Meeting approve a cash dividend of SEK 8.25 per share (7.50), which is equivalent to SEK 4,252m and a payout ratio of 39 percent. The proposed record day for the 2006 dividend is May 3, 2007. The last day for trading in the bank's share with the right to the dividend is April 27, 2007. If the Annual General Meeting resolves to adopt the Board's recommendation, the dividend is expected to be paid by VPC (the Swedish Central Securities Depository) on May 8, 2007.

Accounting policies

The interim report has been prepared in accordance with IAS 34.

As previously, the parent company prepares its accounts according to the Annual Accounts Act for Credit Institutions and Securities Companies, the directives of the Financial Supervisory Authority and recommendation RR 32:06 of the Swedish Financial

Accounting Standards Council (replaced by the Financial Reporting Council as of April 1, 2007).

The accounting principles applied in the interim report are the same as those applied in the preparation of the annual report for 2006, apart from that interest income and expenses related to trading assets and liabilities are now recognized in net interest income also in the consolidated income statement. Previously they were recognized in net gain and losses on items at fair value in the consolidated income statement. Comparative figures for 2006 and 2005 have been restated.

During the first quarter 2007 certain financial transactions were made to hedge the exposure to variations in future cash flows. They are recognized as cash flow hedges, which means that the change in the value of hedging instruments is recognized directly in shareholders' equity. The group uses the option to irreversibly valuate separate portfolios of lending and deposits at fair value, since they, together with derivatives, essentially eliminate the portfolio's aggregate interest rate risk. As of 2007 the parent company has also chosen to use the valuation option. Comparative figures have been restated, why the opening balance of equity 2006 has been adjusted.

Rating

	S&P		Moody's			Fitch	
March, 2007	Short	Long	Short	Long	BFSR *	Short	Long
Swedbank	A-1	A+	P-1	Aa1	B	F1	A+
Swedbank Hypotek	A-1		P-1	Aa1		F1+	AA-
Hansabank			P-1	Aa2	C+	F1	A

* Bank Financial Strength Ratings

During the quarter Moody's raised the long-term ratings for Swedbank and Swedbank Mortgage from Aa3 to Aa1.

Swedbank's share

SWED A	March 31 2006	Dec 31 2006
Share price, SEK	244.50	248.50
No. of shares in issue	515,373,412	515,373,412
Market capitalization, SEKm	126,009	128,070

Swedbank's share, ticker symbol SWED A, is listed on the OMX Nordic Exchange.

Events after March 31, 2007

Sale of Norwegian primary capital certificates

In mid-April 2007 Swedbank sold its remaining holding of primary capital certificates in Norwegian savings banks. The sale has no impact on profit.

Covered bonds

Swedbank Mortgage has applied for permission from the Financial Supervisory Authority to issue covered bonds. A preliminary assessment by Moody's indicates that Swedbank Mortgage has good prospects of receiving the highest credit rating, AAA, on its covered bonds.

Cooperation agreement with Folksam

At the end of April 2007, the cooperation agreement with Folksam, that is described on page 17, was signed.

Branch in Shanghai

In April, the Chinese authorities approved Swedbank's application to upgrade the representative office in Shanghai to a branch.

Business area report

Q1 2007 SEKm	Swedish Banking	Baltic Banking Operations	Baltic Banking Investment	Swedbank Markets	Asset Management and Insurance	Shared Services and New operations	Eliminations	Group
Net interest income	2,950	1,324	-104	399	19	-79	-8	4,501
Net commission income	1,082	432		364	399	12		2,289
Net gains and losses on financial items at fair value	134	209		233	1	-55	8	530
Share of the profit or loss in associates	92	1		5		21		119
Other income	150	69		10	55	796	-726	354
Total income	**4,408**	**2,035**	**-104**	**1,011**	**474**	**695**	**-726**	**7,793**
Staff costs	-974	-355		-167	-70	-372	6	-1,932
Profit-based staff costs	-62	-120		-178	-6	-24		-390
IT expenses	-220	-67		-61	-32	-202	242	-340
Other expenses	-923	-234		-108	-74	-253	478	-1,114
Depreciation/amortization	-25	-44	-25	-3	-1	-63		-161
Total expenses	**-2,204**	**-820**	**-25**	**-517**	**-183**	**-914**	**726**	**-3,937**
Profit before loan losses	**2,204**	**1,215**	**-129**	**494**	**291**	**-219**		**3,856**
Loan losses, net	67	-120		0		4		-49
Operating profit	**2,271**	**1,095**	**-129**	**494**	**291**	**-215**		**3,807**
Tax expense	-636	-100	6	-138	-69	86		-851
Profit for the period	1,635	995	-123	356	222	-129		2,956
Profit for the period attributable to:								
Shareholders of Swedbank AB	**1,632**	**995**	**-123**	**313**	**222**	**-129**		**2,910**
Minority interest	3			43				46
Return on allocated equity, %	25.5	31.1		31.8	51.2	neg.		18.9
C/I ratio before loan losses	0.50	0.40		0.51	0.39	1.32		0.51
Full-time employees	6,326	8,874		691	275	1,715		17,881

Business area accounting policies

The business area report is based on Swedbank's accounting policies, organization and internal accounts. Comparative figures have been restated accordingly to smaller organization changes.

The business operations of Baltic Banking are separated in the business area report from the effects of Swedbank's acquisition and ownership of Hansabank in the consolidated group accounting. This facilitates a clearer analysis of how the business operations of Baltic Banking are developing. Comments on Baltic Banking in this report refer to business operations, unless otherwise indicated.

Market-based compensation is applied between business areas, while all expenses for IT, other shared service and group staff are transferred at full cost-based internal prices to the business areas. Executive management expenses are not distributed.

The group's equity allocated to shareholders is distributed to each business area based on capital adequacy rules and estimated capital requirements.

Return on equity for the business areas is based on operating profit less estimated tax and minority interests in relation to allocated equity.

Swedish Banking

Swedish Banking is Swedbank's dominant business area, comprising a network of 472 branches organized in 41 local banks in five regions. The cooperation with the savings and partly owned banks adds another 264 branches. The branch network is complemented by 172 in-store banking locations and the agreement with ICA Banken allows customers to withdraw cash at 1,400 ICA supermarkets. The bank branches or special business units within the regions have the responsibility for Swedish customers, with the exception of financial institutions. Of the business area's 6,300 full-time employees, around 4,900 are placed in the five regions.

The business area also comprises the Telephone bank and the Internet bank as well as the subsidiaries Swedbank Mortgage, Swedbank Finans and Swedbank Babs, whose products are sold through Swedbank and the cooperating savings banks' distribution network. The subsidiaries Swedbank Fastighetsbyrå (real estate brokerage), Swedbank Juristbyrå (legal services) and Swedbank Företagsförmedling (company sales) operate according to franchise concepts.

The Customer and Product Offerings unit produces and coordinates offerings for various customer groups and is responsible for the development and launch of new products based on customer needs.

Swedish Banking also includes the private banking operations of the subsidiary Swedbank Luxembourg, whose customers are predominantly Swedish expatriates, as well as the jointly owned card company EnterCard, with operations in Sweden, Norway and Denmark. Swedbank Robur, which specializes in mutual fund and asset management, pensions and insurance, is reported separately from Swedish Banking in the business area report.

Profit trend

SEKm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Net interest income	2,950	2,949	2,936	2,850	2,752
Net commission income	1,082	1,120	1,010	1,049	1,073
Net gains and losses on financial items at fair value	134	141	14	212	47
Share of the profit or loss of associates	92	23	42	42	123
Other income	150	184	189	144	149
Total income	**4,408**	**4,417**	**4,191**	**4,297**	**4,144**
Staff costs	-974	-1,022	-949	-988	-939
Profit-based staff costs	-62	11	-60	-58	-70
IT expenses	-220	-221	-197	-209	-214
Other expenses	-923	-1,064	-847	-918	-910
Depreciation/amortization	-25	-54	-24	-28	-23
Total expenses	**-2,204**	**-2,350**	**-2,077**	**-2,201**	**-2,156**
Profit before loan losses	**2,204**	**2,067**	**2,114**	**2,096**	**1,988**
Loan losses, net	67	158	144	191	6
Operating profit	**2,271**	**2,225**	**2,258**	**2,287**	**1,994**
Tax expense	-636	-603	-633	-641	-558
Profit for the period	1,635	1,622	1,625	1,646	1,436
Profit for the period attributable to:					
Shareholders of Swedbank AB	**1,632**	**1,628**	**1,624**	**1,644**	**1,435**
Minority interest	3	-6	1	2	1
Allocated equity	25,600	29,894	29,428	27,519	26,723
Return on allocated equity, %	25.5	21.8	22.1	23.9	21.5
Income items					
Income from external customers	3,937	3,882	3,815	3,816	3,627
Income from transactions with other segments	471	535	376	481	517
Business volumes, SEK billion					
Lending	782	762	745	724	701
Deposits	278	271	263	248	235
Mutual funds & insurance	266	256	244	235	251
Other investment volume	21	19	17	18	17
Investments in associates	2	2	2	2	2
Risk-weighted volume, old principles	556	537	525	500	480
Total assets	928	843	826	801	759
Total liabilities	902	813	797	774	731
Full-time employees	6,326	6,293	6,279	6,209	6,254

Swedish economy remains strong

Sweden's economy had continued high growth during the first quarter. Construction, IT and certain industrial areas had difficulty recruiting qualified labour to meet higher demand. Disposable household income grew, in part after tax cuts at the start of the year. Jobs increased quickly. Consumer optimism was high.

The Riksbank raised interest rates by 25 bp to 3.25 percent on February 21. On average the repo rate was 3.11 during the first quarter, compared with 1.78 percent in the first quarter 2006 and 2.69 percent in the fourth quarter 2006.

Stockholmsbörsen's OMX S Index increased by 6 percent during the first quarter 2007.

Organizational changes and acquisitions

As part of the continued commitment to private banking and asset management services in Swedish Banking, responsibility for local trading desks with around 50 brokers was transferred from Swedbank Markets to Swedish Banking at year-end 2006. Comparative figures have been restated so that the trading desks are included in Swedish Banking in 2006 as well.

During the first quarter 2007 Swedbank acquired the remaining 60 percent of the shares in Söderhamns Sparbank from Sparbanksstiftelsen Söderhamn, a savings bank foundation. The purchase price amounted to SEK 117m. At the time of acquisition the new subsidiary's reported assets amounted to SEK 1,160m and reported liabilities to SEK 1,039m. The difference between the purchase price and acquired shareholders' equity according to the subsidiary's accounts has been allocated in large part to assets that will be depreciated through profit or loss. The intent is to merge Söderhamns Sparbank with Swedbank and consolidate its operations in the northern region within Swedish Banking. Söderhamns Sparbank has two branches and 25 employees.

Agreement to sell CEK AB

Together with the other owners of the card processing company CEK AB, Swedbank agreed during the quarter to sell its shareholding to EDB Business Partner. The transaction requires the approval of competition authorities and is expected to be completed during the second quarter 2007. The sale generates a capital gain of slightly over SEK 40m.

High level of activity

The quarter was characterized by a high level of activity and further increase in business volumes. The change to the new Swedbank name and goal to be a service leader by being accessible, uncomplicated and proactive has been received positively by Swedish customers.

Higher lending volumes

Lending increased by SEK 20bn during the quarter, of which SEK 1bn through the acquisition of Söderhamns Sparbank. This compares with a lending increase of SEK 13bn during the first quarter and SEK 17bn during the fourth quarter 2006.

Total lending volume amounted to SEK 782bn as of March 31, 2007, an increase of 12 percent in one year.

Mortgage lending to retail customers increased by SEK 10bn during the quarter, compared with SEK 7bn during the first quarter and SEK 12bn during the fourth quarter 2006. In one year mortgage lending to private individuals has increased by 12 percent to SEK 390bn.

Bank lending to corporate customers increased by SEK 6bn during the quarter, compared with SEK 9bn during the first quarter and SEK 4bn during the fourth quarter 2006. In one year bank lending to corporate customers has increased by SEK 19 percent to SEK 181bn.

Higher savings and investment volumes

Savings and investment volumes, excluding holdings in customers' brokerage accounts, increased by SEK 19bn during the first quarter, of which SEK 1bn through the acquisition of Söderhamns Sparbank. This compares with a volume increase of SEK 17bn in the first quarter and SEK 22bn in the fourth quarter 2006.

Total savings and investment volume amounted to SEK 565bn at the end of a quarter, an increase of 12 percent in one year.

Of the volume increase during the first quarter, household deposits accounted for SEK 7.1bn (7.3 first quarter 2006), corporate lending for SEK -0.3bn (-6.1), mutual fund and insurance volumes for SEK 10bn (15) and index-linked bonds for SEK 1.7bn (1.8). The increase in fund and insurance volumes was due to higher market values of invested assets. For funds sold by Swedish Banking withdrawals exceeded contributions by SEK 1.5bn during the first quarter (0.9 in net inflow during Q1 2006).

Increased payment volumes

Swedbank has 3.4 million (3.3) bank cards in issue as of March 31. During the quarter the number of card purchases increased by 18 percent and the number of card transactions cleared rose 17 percent year-to-year.

Higher market shares *

The market share for household mortgage lending increased to 38 percent (28) for new sales during the quarter. The corresponding market share for the balance of outstanding mortgages was 31 percent (31). The market share for lending (outstanding balance) to corporate customers in Sweden increased to 19 percent (18) at the end of the quarter.

The market share for new household deposits was 30 percent (24) during the quarter, compared with a market share for outstanding deposits of 26 percent (26) at the end of the quarter. The market share for net mutual fund sales was negative (10), while the market share for the total outstanding fund assets was 26 percent. The market share for listed equity-linked bonds was 30 percent (31). Swedbank's market share for new household savings sold through the internal sales organization in Sweden increased to 21 percent (15).

* Market shares Q1 2007 refer to February 2007.

Lower utilized equity

Average allocated equity was SEK 25,600m for the quarter, compared with SEK 26,723m for the first quarter 2006 and SEK 29,894 for the fourth quarter 2006. Lower capital allocation in 2007 is due to the lower capital requirement in the new internal risk classification methods. Capital requirements are significantly lower for household exposures according to the IRB method.

Profit trend Q1 2007 vs. Q4 2006

Net profit for the period amounted to SEK 1,632m (1,628). The return on equity improved to 25.5 percent (21.8). The cost/income ratio improved to 0.50 (0.53).

Income was in line with the previous quarter at SEK 4,408m (4,417).

Net interest income was unchanged at SEK 2,950m (2,949). Further increases in deposit and lending volumes positively affected net interest income by SEK 64m. The lending margin decreased by 3 bp to 0.92 percent, which negatively affected net interest income by SEK 58m. In terms of deposits, the interest margin improved by 5 bp to 1.25 percent mainly due to a higher repo rate, which positively affected net interest income by SEK 32m. Hedge and other effects were SEK 36m lower.

Net commission income decreased by SEK 38m to SEK 1,082m mainly due to seasonally lower payment commissions and a one-time settlement of interbank compensation during the fourth quarter.

Net gains and losses on financial items at fair value decreased by SEK 7m to SEK 134m.

The share of profit or loss in associates increased by SEK 69m to SEK 92m due to higher profit in partly owned savings banks, EnterCard and Bankgirocentralen, BGC.

Other income decreased by SEK 34m to SEK 150m partly due to income from UC (a Swedish credit information agency) in the fourth quarter.

Expenses decreased by SEK 146m or 6 percent to SEK 2,204m.

Staff costs excluding profit-based compensation decreased by SEK 48m or 5 percent mainly due to lower staff transition costs, vacation compensation and training expenses. Profit-based compensation increased by SEK 73m to SEK 62m. In the fourth quarter SEK 78m was reversed when the allocation to the Kopparmyntet profit-sharing scheme was reduced.

Other expenses decreased by SEK 171m or 13 percent. These expenses were seasonally high in the fourth quarter.

The number of full-time positions increased by 33 to 6,326, of whom 25 were from Söderhamns Sparbank.

Recoveries exceeded loan losses by a net of SEK 67m (158).

Profit trend Q1 2007 vs. Q1 2006

Net profit for the period increased by SEK 197m or 14 percent to SEK 1,632m. The return on equity improved to 25.5 percent (21.5). The cost/income ratio improved to 0.50 (0.52).

Income increased by SEK 264m or 6 percent to SEK 4,408m.

Net interest income increased by SEK 198m or 7 percent to SEK 2,950m. Further increases in deposit and lending volumes positively affected net interest income by SEK 317m. The lending margin decreased by 13 bp to 0.92 percent, which negatively affected net interest income by SEK 249m. In terms of deposits, the interest margin improved by 32 bp to 1.25 percent mainly due to a higher repo rate, which positively affected net interest income by SEK 222m. Hedge and other effects were SEK 92m lower.

Net commission income increased by SEK 9m or 1 percent to SEK 1,082m.

Net gains and losses on financial items at fair value increased by SEK 87m to SEK 134m mainly due to valuation effects due the fair value option in Swedbank Mortgage.

The share of profit or loss in associates decreased by SEK 31m. The decrease was essentially due to Bankgirocentralen, BGC, whose 2006 profit was affected by one-time effects from a property sale.

Other income was unchanged.

Expenses increased by SEK 48m or 2 percent to SEK 2,204m.

Staff costs excluding profit-based compensation increased by SEK 35m or 4 percent mainly due to contractual wage increases. Profit-based compensation decreased by SEK 8m.

Other expenses increased by SEK 21m or 2 percent.

The number of full-time positions increased by 72 to 6,326, of whom 25 were from Söderhamns Sparbank.

Net loan loss recoveries increased by SEK 61m to SEK 67m.

Sweden's most popular banking employer

In this year's Corporate Barometer presented by Universum Communication, Swedbank ranked as the most popular banking employer. In total, Swedbank is the fourth most popular employer in Sweden among business students.

Baltic Banking

Baltic Banking Operations is defined as the subsidiary group Hansabank, but adjusted for an allocation of a slightly lower equity to this business on the basis of estimated need for risk capital compared with the de facto equity in the subsidiary group. This also results in an adjustment of net interest income compared with what the subsidiary group reports. Hansabank has business operations in Estonia, Latvia, Lithuania and Russia. The effects of Swedbank's ownership of Hansabank is reported in Baltic Banking Investments in the form of group goodwill, the deduction of the minority interest in profit and shareholders' equity during the periods the company was not wholly owned as well as consolidated amortization of the surplus values in the lending and deposit portfolios identified at the time of the acquisition in 2005.

Baltic Banking, Operations

Profit trend

SEKm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Net interest income	1,324	1,221	1,088	962	853
Net commission income	432	426	380	378	352
Net gains and losses on financial items at fair value	209	225	178	104	116
Share of the profit or loss of associates	1	2	2	2	0
Other income	69	81	66	87	38
Total income	**2,035**	**1,955**	**1,714**	**1,533**	**1,359**
Staff costs	-355	-334	-279	-288	-277
Profit-based staff costs	-120	-137	-106	-87	-75
IT expenses	-67	-68	-53	-60	-50
Other expenses	-234	-283	-217	-341	-210
Depreciation/amortization	-44	-44	-43	-40	-39
Total expenses	**-820**	**-866**	**-698**	**-816**	**-651**
Profit before loan losses	**1,215**	**1,089**	**1,016**	**717**	**708**
Loan losses, net	-120	-84	-81	-79	-57
Operating profit	**1,095**	**1,005**	**935**	**638**	**651**
Tax expense	-100	-82	-78	-76	-54
Profit for the period	995	923	857	562	597
Profit for the period attributable to:					
Shareholders of Swedbank AB	**995**	**925**	**856**	**561**	**597**
Minority interest	0	-2	1	1	0
Allocated equity	12,791	11,534	10,355	9,411	8,331
Return on allocated equity, %	31.1	32.1	33.1	23.8	28.7
Income items					
Income from external customers	2,035	1,955	1,714	1,533	1,359
Business volumes, SEK billion					
Lending	150	134	122	108	98
Deposits	90	84	78	75	72
Mutual funds & insurance	15	13	11	9	9
Risk-weighted volume, old principles	146	131	121	110	101
Total assets	192	176	156	141	130
Total liabilities	179	165	146	131	120
Full-time employees	8,874	8,442	8,190	7,861	7,459

Macroeconomic development

The Baltic countries are maintaining their position as the fastest-growing region in the EU. In 2006 Estonia and Latvia both reported record-high GDP growth of 11.4 and 11.9 percent, respectively, while GDP growth was 7.5 percent in Lithuania. At the same time inflation exceeded the levels required to be admitted to EMU. In March inflation was 4.6 percent in Lithuania, 5.7 percent in Estonia and 8.5 percent in Latvia.

Devaluation rumours in Latvia in February led to a temporary weakening in the Latvian currency at the same time that domestic interest rates substantially rose. The 30-day RIGIBOR rate rose from 3.5 percent in the fourth quarter to 9.25 percent in the first quarter.

The central bank and government in Latvia have taken a number of steps to avoid overheating the economy.

The Baltic economies face several challenges, not least due to rising labour costs. Economic development essentially remains good, though growth will slow.

The important Euribor 90-day rate passed the 4 percent level during the quarter. In one year it has risen

by 130 bp. The Euribor 90-day rate averaged 3.8 percent during the quarter, compared with 2.6 in the first quarter and 3.5 in the fourth quarter 2006.

Business volumes

Lending increased to SEK 150bn (98), an increase of 53 percent since the previous year. Lending increased by 45 percent in Estonia to SEK 60bn, by 74 percent in Latvia to SEK 46bn, by 46 percent in Lithuania to SEK 37bn and by 48 percent in Russia to SEK 7bn. Lending to private customers increased by 68 percent to SEK 62bn and corporate lending increased by 44 percent to SEK 88bn.

Deposits increased by 25 percent to SEK 90bn (72), of which by 24 percent in Estonia to SEK 39bn, by 27 percent in Latvia to SEK 21bn and by 26 percent in Lithuania to SEK 29bn.

A total of 3.1 million cards were in issue, an increase of 14 percent since the previous year.

Market shares*

The market share for outstanding bank lending increased to 45 percent (44) in Estonia and 27 percent (24) in Latvia, but decreased to 21 percent (22) in Lithuania. The market share for new loans was 41 percent in Estonia, 30 percent in Latvia and 15 percent in Lithuania. The market share for the balance of retail mortgages was 49 percent (50) in Estonia, 30 percent (28) in Latvia and 30 percent (30) in Lithuania.

The market share for the balance of household deposits was 62 percent (63) in Estonia, 29 percent (29) in Latvia and 39 percent (39) in Lithuania.

* Market shares Q1 2007 refer to February 2007.

Profit trend Q1 2007 vs. Q4 2006

Net profit for the period amounted to SEK 995m (925). The return on equity was 31.1 percent (32.1). The cost/income ratio improved to 0.40 (0.44).

Income increased by 4 percent to SEK 2,035m (1,955).

Net interest income increased by SEK 103m or 8 percent to SEK 1,324m. Further increases in deposit and lending volumes positively affected net interest income by SEK 73m. The lending margin decreased by 3 bp to 2.45 percent, which reduced net interest income by SEK 11m. In terms of deposits, the interest margin improved by 55 bp to 1.98 percent mainly due to a higher discount rate, which positively affected net interest income by SEK 119m. Other effects were SEK 78m lower.

Net commission income amounted to SEK 432m (426).

Net gains and losses on financial items at fair value amounted to SEK 209m (225). Income from equity trading was unusually high in the fourth quarter of the previous year.

Other income decreased by SEK 12m to SEK 69m. Income in the fourth quarter 2006 was affected by a capital gain on a share sale in MasterCard.

Expenses decreased by 5 percent to SEK 820m.

Staff costs excluding profit-based compensation increased by SEK 21m or 6 percent due to an increase in the number of employees and wage increases. Profit-based compensation decreased by SEK 17m to SEK 120m.

Other expenses decreased by SEK 50m or 13 percent. These expenses were seasonally high in the fourth quarter.

The number of full-time positions increased by 432 to 8,874, of which by 123 in Estonia, 146 in Latvia, 132 in Lithuania and 31 in Russia. New employees primarily refer to branch operations.

Loan losses amounted to SEK 120m, an increase of SEK 36m. The increase was caused by a provision in Latvia for a commitment related to export financing. The quality of the credit portfolio remains high. The loan loss level was 0.35 percent (0.27).

Profit trend Q1 2007 vs. Q1 2006

Net profit for the period increased by SEK 398m or 67 percent to SEK 995m (597). The return on equity improved to 31.1 percent (28.7) and the cost/income ratio to 0.40 (0.48).

Income increased by 50 percent to SEK 2,035m (1,359).

Net interest income increased by SEK 471m or 55 percent to SEK 1,324m. Further increases in deposit and lending volumes positively affected net interest income by SEK 360m. The lending margin decreased by 16 bp to 2.45 percent, which negatively affected net interest income by SEK 33m. In terms of deposits, the interest margin improved by 97 bp to 1.98 percent mainly due to a higher discount rate, which positively affected net interest income by SEK 206m. Other effects reduced net interest income by SEK 62m.

Net commission income increased by SEK 80m to SEK 432m mainly due to higher card and payment commissions. Securities and lending commissions also increased.

Net gains and losses on financial items at fair value increased by SEK 93m to SEK 209m mainly due to higher trading income.

Other income increased by SEK 31m to SEK 69m. The increase was mainly in insurance operations, where net income was low in the previous year due to changed assumptions for reserves.

Expenses increased by SEK 26 percent to SEK 820m.

Staff costs excluding profit-based compensation increased by SEK 78m or 28 percent due to a higher number of employees and wage increases. Profit-based compensation increased by SEK 45m to SEK 120m.

Other expenses increased by SEK 46m or 15 percent mainly due to higher business volumes.

The number of full-time positions increased by 1,415 to 8,874, including 408 in Estonia, 459 in Latvia, 440 in Lithuania and 108 in Russia.

In the last year 15 new branches have been opened.

Loan losses amounted to SEK 120m, an increase of SEK 63m. The increase was mainly due to a provision in Latvia for a commitment related to export financing. The loan loss level was 0.35 percent (0.26).

Estonia

Estonia is the dominant unit in Baltic Banking with just over half the business area's profit. Estonia accounts for 40 percent (42) of lending and 43 percent (44) of deposits in the business area.

Net profit for the period increased by SEK 179m or 53 percent from the previous year to SEK 514m. The return on equity was 39.9 percent (41.8) and the cost/income ratio 0.36 (0.39).

Latvia
Latvia is the second largest unit in Baltic Banking. Latvia accounts for 31 percent (27) of lending and 23 percent (22) of deposits.

Net profit for the period increased by SEK 54m or 30 percent to SEK 232m. Before loan losses and tax, profit increased by 51 percent. The return on equity was 27.9 percent (36.5) and the cost/income ratio to 0.41 (0.43).

Lithuania
Lithuania accounts for 25 percent (26) of lending and 32 percent (32) of deposits in the business area.

Net profit for the period increased by SEK 93m or 82 percent to SEK 206m. Income increased by SEK 202m or 66 percent. The return on equity was 30.7 percent (24.4) and the cost/income ratio 0.47 (0.60).

Russia
Russia accounts for 5 percent (4) of lending and 1 percent (1) of deposits in the business area.

Net profit for the period increased by SEK 54m to SEK 47m. The return on equity was 27.9 percent (neg.) and the cost/income ratio 0.42 (0.77).

Exchange rate effects
The local currencies in Estonia, Latvia and Lithuania are pegged to the euro. The Swedish krona weakened against the euro by 3 percent during the first quarter. Of the lending increase of SEK 16bn or 12 percent expressed in SEK, SEK 5bn or 3 percentage points is due to exchange rate effects. In 12 months the krona has increased by 1 percent. In local currency the lending increase has been 54 percent in the last year.

The exchange rate effect of the translation to SEK negatively affected net profit for the period by SEK 10m or 1 percent compared with the first quarter 2006.

Baltic Banking, Operations and Investment

Profit trend

SEKm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Net interest income	1,220	1,118	984	849	728
Net commission income	432	426	380	378	352
Net gains and losses on financial items at fair value	209	225	178	104	116
Share of the profit or loss of associates	1	2	2	2	0
Other income	69	81	66	87	38
Total income	**1,931**	**1,852**	**1,610**	**1,420**	**1,234**
Staff costs	-355	-334	-279	-288	-277
Profit-based staff costs	-120	-137	-106	-87	-75
IT expenses	-67	-68	-53	-60	-50
Other expenses	-234	-283	-217	-341	-210
Depreciation/amortization	-69	-69	-67	-66	-65
Total expenses	**-845**	**-891**	**-722**	**-842**	**-677**
Profit before loan losses	**1,086**	**961**	**888**	**578**	**557**
Loan losses, net	-120	-84	-81	-79	-57
Operating profit	**966**	**877**	**807**	**499**	**500**
Tax expense	-94	-73	-69	-67	-46
Profit for the period	872	804	738	432	454
Profit for the period attributable to:					
Shareholders of Swedbank AB	**872**	**806**	**737**	**431**	**454**
Minority interest	0	-2	1	1	0
Allocated equity	20,072	18,824	17,658	16,698	15,636
Return on allocated equity, %	17.4	17.1	16.7	10.3	11.6
Income items					
Income from external customers	1,931	1,852	1,610	1,420	1,234
Business volumes, SEK billion					
Lending	151	135	123	109	99
Deposits	90	84	78	75	72
Mutual funds & insurance	15	13	11	9	9
Risk-weighted volume, old principles	147	132	122	111	102
Total assets	204	188	168	153	143
Total liabilities	184	170	151	137	126
Full-time employees	8,874	8,442	8,190	7,861	7,459

Swedbank Markets

Swedbank Markets comprises capital market products and various types of project and corporate finance. Swedbank Markets also has customer responsibility for financial institutions. In addition to operations in Sweden, the business area includes the subsidiaries First Securities in Norway and First Securities LLC in New York, operations in the Norwegian branch, the New York branch and a representative office in Shanghai.

Swedbank Markets offers trading in securities and derivatives in the equity, fixed income and foreign exchange markets as well as financing solutions and professional analysis and advice. The research unit issues a continuous stream of analyses of about 150 Nordic companies. For individual investors Swedbank Markets offers equity trading and broad-market products such as equity linked bonds. The sale of these products is done through the group's Swedish branch network, through savings banks and partly owned banks, and through the Internet bank and telephone bank.

Profit trend

SEKm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Net interest income	399	254	263	358	-35
Net commission income	364	341	319	516	293
Net gains and losses on financial items at fair value	233	351	109	206	495
Share of the profit or loss of associates	5	0	0	0	0
Other income	10	11	9	9	12
Total income	**1,011**	**957**	**700**	**1,089**	**765**
Staff costs	-167	-176	-151	-139	-149
Profit-based staff costs	-178	-169	-109	-235	-132
IT expenses	-61	-63	-58	-53	-58
Other expenses	-108	-125	-102	-116	-95
Depreciation/amortization	-3	-2	-3	-3	-3
Total expenses	**-517**	**-535**	**-423**	**-546**	**-437**
Profit before loan losses	**494**	**422**	**277**	**543**	**328**
Loan losses, net	0	3	4	0	4
Operating profit	**494**	**425**	**281**	**543**	**332**
Tax expense	-138	-100	-78	-152	-93
Profit for the period	356	325	203	391	239
Profit for the period attributable to:					
Shareholders of Swedbank AB	**313**	**271**	**181**	**326**	**206**
Minority interest	43	54	22	65	33
Allocated equity	3,935	3,493	3,507	3,773	3,619
Return on allocated equity, %	31.8	31.0	20.6	34.6	22.8
Income items					
Income from external customers	934	905	646	1,050	720
Income from transactions with other segments	77	52	54	39	45
Business volumes, SEK billion					
Lending	20	16	18	14	16
Deposits	30	22	25	23	24
Mutual funds & insurance	1	1	1	1	2
Other investment volume	25	23	21	20	20
Risk-weighted volume, old principles	54	45	45	44	47
Total assets	400	320	344	333	356
Total liabilities	396	316	341	329	353
Full-time employees	691	668	667	644	629

Market conditions

In fixed income and currency trading the first quarter produced a rapid shift in expectations regarding interest rates and the value of the Swedish krona. Despite these conditions, earnings from fixed income and currency trading developed well.

During the first quarter the securities market noted a high level of activity and rising prices, which was mainly due to continued positive economic development and further growth, though at a slower pace. Turnover on the Stockholm Stock Exchange increased by 24 percent in the first quarter 2007 compared with the corresponding period a year earlier. The number of trades increased even faster.

Positive trend in new business and market shares

During the first quarter 2007 Swedbank Markets managed to capitalize on favourable market conditions

to maintain a high level of activity throughout its operations.

Fixed income and currency trading, the largest product area, is responsible for all customer-related fixed income and currency transactions. The product range consists of everything from simple investment solutions to structured investment or financing solutions in foreign currency specifically designed for customer needs.

The market share for customer volume in the second-hand market for government and mortgage bonds increased during the first quarter to nearly 15 percent. The business area continued to consolidate its strong position in treasury bills and commercial paper with a market share exceeding 20 percent.

Activity in the credit bond market was high, and Swedbank Markets maintained a strong position as one of the two largest players in the combined Swedish and Norwegian market. Aggregate issue volume amounted to nearly SEK 17bn, corresponding to a market share of approximately 17 percent.

FX Trade is Swedbank's online currency trading service. During the first quarter of the year the number of corporate customers who use FX Trade increased by nearly 30 percent to over 600. The increase in customers has led to an even more substantial increase in volume.

Swedbank Markets has advanced to second place in Prospera's customer survey of the derivatives market.

In addition to its responsibility for institutional equity trading, Swedbank Markets' ***equity operations*** play an important role in providing business support to Swedbank's branch network. This business is built on Nordic research, coupled with competent risk management. Swedbank's share of trading on the Stockholm Stock Exchange increased to 4.3 percent during the quarter from 4,0 percent in the corresponding year-earlier period. The market share for trading in warrants increased from 9.2 to 14.8 percent and for market making index options from 15 to 20 percent.

During the period Swedbank Markets consolidated and improved its ranking among institutional customers.

Swedbank is one of the market's two largest issuers of structured products. The product category mainly consists of various forms of equity linked bonds, SPAX. The sales increase for structured products has continued in early 2007, with issue volume of slightly over SEK 4bn, a gain of approximately 24 percent compared with the first quarter 2006. Swedbank's outstanding volume of structured products amounts to SEK 25.4bn. The increase mainly arose in January and February, after which jittery markets slowed the rate of growth. A focus on corporate customers and a streamlined product range during the fourth quarter 2006 and first quarter 2007 produced a significantly higher sales rate. Swedbank has concentrated on active indexes, a method that creates more efficient exposure to the markets we offer our customers.

Project & Corporate Finance offers qualified advice to businesses on the debt and equity markets. The product area was established in 2004 and profit has developed well since the start. The positive earnings trend continued during the first quarter, and the level of activity was continuous high within principally Corporate Finance and acquisition finance.

The business area ***Group Transaction Services,*** which consists of custody, global payment and trade finance operations, reported higher volumes in all areas on a year-to-year basis. Due to favourable market conditions with large acquired volumes as well as higher transaction volumes, gross custody revenue increased. Global Payment operations continue to be successful in international incoming payments and secured a number of new customers during the first quarter. Trade Finance's volumes substantially increased during the first quarter compared with the corresponding period of the previous year. On the export side China/Hong Kong and Russia were the primary markets.

First Securities is a leading brokerage in the Norwegian market. The Norwegian stock market was turbulent during the period. First Securities was successful in both equities and corporate finance.

Profit trend Q1 2007 vs. Q4 2006

Net profit for the period increased by SEK 42m or 15 percent to SEK 313m. The return on equity improved to 31.8 percent (31.0) and the cost/income ratio to 0.51 (0.56). The largest profit improvement was in fixed income and foreign currency trading.

Income increased by SEK 54m or 6 percent to SEK 1,011m, of which income in Norway's First Securities increased by SEK 11m or 3 percent to SEK 329m.

Expenses decreased by SEK 18m or 3 percent to SEK 517m. First Securities' expenses were largely unchanged at SEK 197m (194).

Profit trend Q1 2007 vs. Q1 2006

Net profit for the period increased by SEK 107m or 52 percent to SEK 313m. The return on equity improved to 31.8 percent (22.8) and the cost/income ratio to 0.51 (0.57).

Income increased by SEK 246m or 32 percent to SEK 1,011m. Fixed income and foreign currency trading accounted for the majority of the increase. Income for First Securities increased by SEK 89m or 37 percent.

Contractual wage increases, higher profit-based compensation tied to the increase in income and costs for new offices in Shanghai and New York contributed to the expense increase of SEK 80m or 18 percent to SEK 517m. Expenses for First Securities increased by SEK 46m or 30 percent.

Asset Management and Insurance

Asset Management and Insurance comprises the Swedbank Robur Group and its operations in fund management, institutional and discretionary asset management, insurance and individual pension savings.

Profit trend

SEKm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Net interest income	19	10	10	5	8
Net commission income	399	395	416	408	382
Net gains and losses on financial items at fair value	1	2	2	-5	3
Share of the profit or loss of associates.	0	0	0	0	0
Other income	55	59	48	58	27
Total income	**474**	**466**	**476**	**466**	**420**
Staff costs	-70	-66	-64	-69	-62
Profit-based staff costs	-6	-6	-12	-12	-11
IT expenses	-32	-38	-32	-29	-20
Other expenses	-74	-74	-56	-65	-59
Depreciation/amortization	-1	0	-1	0	-1
Total expenses	**-183**	**-184**	**-165**	**-175**	**-153**
Profit before loan losses	**291**	**282**	**311**	**291**	**267**
Loan losses	0	0	0	0	0
Operating profit	**291**	**282**	**311**	**291**	**267**
Tax expense	-69	-70	-74	-69	-61
Profit for the period	**222**	**212**	**237**	**222**	**206**
Allocated equity	1,735	1,671	1,671	1,672	1,670
Return on allocated equity, %	51.2	50.7	56.7	53.1	49.3
Income items					
Income from external customers	1,005	988	941	946	956
Income from transactions with other segments	-531	-522	-465	-480	-536
Business volumes, SEK billion					
Mutual funds & insurance	415	398	377	360	385
Other investment volume	23	26	25	24	26
Risk-weighted volume, old principles	1	1	0	0	0
Total assets	77	71	67	64	68
Total liabilities	75	69	65	62	66
Full-time employees	275	281	269	262	262

Fund savings, volumes and flows

Gross contributions to Swedbank Robur's own mutual funds and those it markets amounted to SEK 28.6bn (27.7) during the first quarter 2007, and withdrawals amounted to SEK 30.4bn (22.7). Thus, the net outflow to Swedbank Robur's own and brokered funds during the quarter was SEK 1.8bn, against a net inflow of SEK 5.0bn during the corresponding period of the previous year. Of net contributions, SEK 0.3bn (3.8) was from premium pension investments and SEK 1.0bn (1.7) from unit-linked insurance in Swedbank Insurance.

Swedbank Robur's assets under management as of March 31, 2007 amounted to SEK 415bn (398). The change is due to an appreciation in the value of fund assets of SEK 18.8bn, mainly from rising stock prices during the year. The institutional asset management operations managed SEK 61bn (63), of which SEK 39bn (37) was invested in Swedbank Robur funds.

SEKbn	March 31 2007	Dec 31 2006	March 31 2006
Assets under management	415	398	385
of which:			
Swedish equities, %	*34.0*	*33.3*	*31.7*
foreign equities, %	*37.7*	*37.7*	*38.7*
interest-bearing securities, %	*28.3*	*29.0*	*29.6*
Number of customers (thousands)	2,784	2,779	2,798
Unit-linked insurance			
Assets under management	69.2	64.8	61.3
of which in Robur funds	*67.9*	*63.5*	*60.3*
Number of policies (thousands)	847	821	759
Discretionary asset management			
Assets under management	61	63	58
of which in Robur funds	*39*	*37*	*32*

Unit-linked insurance

Sales (premiums paid) of unit-linked insurance during the first quarter amounted to SEK 3.3bn (3.7). Swedbank Insurance's assets under management amounted to SEK 69.2bn (64.8) on March 31. Swedbank Försäkring had 847,000 (759,000) policies as of March 31, in addition to around 1 million group life insurance policies.

Market shares

Swedbank Robur's' share of net mutual fund contributions was 0 percent (10) during the first quarter 2007.

Its market share for assets under management in the fund market was 26 percent (27) on December 31, 2006.

The market share for new unit linked insurance policies was 11 percent (11) as of December 31, 2006.

For Swedish private customers' pension savings Swedbank Robur was the market leader with a market share of 14 percent. For corporate customers' pension savings, the market share remained low, but growing, at 5 percent.

Fund management results

The majority of Swedbank Robur's funds generated a positive return during the period. Swedish equity funds increased in value by between 6 and 8 percent, while the return on the "Alleman" (public savings) funds was 6 percent.

Balanced funds increased between 2 and 4 percent, while Swedish fixed income funds appreciated in value by 0.5-1.0 percent.

The Forestry, Finance and Small Cap European funds had the highest returns relative to their indexes. Among equity funds, 84 percent outperformed their comparative indexes. Among balanced funds, 21 percent outperformed their indexes, and among fixed income funds 32 percent outperformed theirs.

Morningstar's average rating on Swedbank Robur's funds as of March 31 was 3.30 (3.22).

Cooperation agreement with Folksam

During the first quarter a declaration of intent was signed with Folksam, as a result of which Swedbank Robur will manage insurance and fund portfolios with an aggregate value of SEK 170bn for Folksam. It also means that Swedbank Robur in early 2008 will acquire Folksam Fond AB, a fund management company with 22 funds and SEK 27bn in assets under management.

Swedbank and Folksam will establish a joint venture to administer Swedbank's life and pension insurance business.

Swedbank will reinsure its group life business with Folksam, which will also provide individual risk insurance products.

Other important events

During the period three new funds were launched: Protect 90, a fund with a guaranteed return; BRICT, a fund focused on emerging markets; and Momentum, a fund that invests in markets with strong performance.

Swedbank Insurance was selected as one of five providers of unit linked insurance in an ITP procurement.

Swedbank Robur has entered into agreements with Nordnet and Avanza to distribute Swedbank Robur's funds.

Profit trend Q1 2007 vs. Q4 2006

Net profit for the period increased by SEK 10m or 5 percent to SEK 222m. The cost/income ratio was 0.39 (0.39).

Income increased by SEK 8m or 2 percent to SEK 474m mainly due to a higher asset volume.

Expenses decreased by SEK 1m to SEK 183m.

Profit trend Q1 2007 vs. Q1 2006

Net profit for the period increased by SEK 16m or 7 percent. The cost/income ratio was 0.39 (0.36).

Income increased by SEK 54m or 13 percent to SEK 474m mainly due to a higher asset volume.

Expenses increased by SEK 30m or 20 percent to SEK 183m mainly due to the expansion of the pension and insurance business.

The number of full-time positions increased by 13 to 275.

Shared Services and New Operations

The business area includes IT and other service functions; Treasury; group staffs; the group's own insurance company, Sparia; the international branches in Norway, Finland and Denmark; the representative offices in Tokyo and Kiev; and the primary capital certificates in the Norwegian savings bank Nord-Norge. During 2006 the shareholding in SpareBank 1 Gruppen and the primary capital certificates in the Norwegian savings banks Midt-Norge and Rogaland were sold.

Profit trend

SEKm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Net interest income	-79	-21	-51	-33	53
Net commission income	12	26	-16	1	-1
Net gains and losses on financial items at fair value	-55	189	206	270	-130
Share of the profit or loss of associates	21	-51	9	14	14
Other income	796	788	732	818	768
Total Income	**695**	**931**	**880**	**1,070**	**704**
Staff costs	-372	-296	-339	-309	-385
Profit-based staff costs	-24	-1	-14	-20	-4
IT expenses	-202	-200	-156	-229	-203
Other expenses	-253	-283	-227	-285	-296
Depreciation/amortization	-63	-68	-60	-59	-63
Total expenses	**-914**	**-848**	**-796**	**-902**	**-951**
Profit before loan losses	**-219**	**83**	**84**	**168**	**-247**
Loan losses, net	4	-5	0	4	-3
Operating profit	**-215**	**78**	**84**	**172**	**-250**
Tax expense	86	-82	48	-9	219
Profit for the period	**-129**	**-4**	**132**	**163**	**-31**
Allocated equity	10,299	5,188	4,648	4,958	7,170
Return on allocated equity, %	neg.	neg.	11.4	13.2	neg.
Income items					
Income from external customers	228	391	312	367	76
Income from transactions with other segments	467	540	568	703	628
Business volumes, SEK billion					
Lending	9	6	5	5	4
Risk-weighted volume, old principles	16	12	9	8	3
Total assets	278	236	251	210	172
Total liabilities	267	230	245	204	166
Full-time employees	1,715	1,715	1,706	1,688	1,691

Nordic branches

Swedbank's branch office in Norway was established in 1998. The money and capital market operations as well as business with financial institutions are part of Swedbank Markets. The branch has historically served Swedish corporate customers with operations in Norway as well as a select number of Norwegian corporate customers. The customer base and credit portfolio have increased substantially in the last two years. As of 2007 greater attention is also being paid to the retail market, which is being cultivated together with EnterCard and First Securities.

Swedbank's branch office in Denmark was established in spring 2005. In autumn 2006 a second branch was opened. The plan is to establish a third branch in 2007. The branches target both retail and corporate customers. The market share among Öresund commuters is estimated at 30 percent.

Swedbank's branch in Finland was founded in autumn 2005. Its focus is on Swedish corporate customers with operations in Finland, Finnish corporate customers with business in the Baltics and Russia as well as a select number of other Finnish corporate customers.

Lending by the Nordic branches amounted to SEK 9bn as of March 31, an increase of SEK 5bn in one year. The number of full-time positions was 37 (31).

Ukraine

In December 2006 Swedbank opened a new representative office in Kiev. The office offers advisory services to corporate customers in the Nordic and Baltic countries as well as Russia.

In February Swedbank signed an agreement to acquire the Ukrainian bank TAS-Kommerzbank (TAS). Based in Kiev, TAS is Ukraine's thirteenth largest bank based on total loans and one of the fastest growing in the retail segment. The bank has over 170 branches, 2,300 employees, over 100,000 retail customers and 9,000 corporate customers.

The purchase price amounts to USD 735m, including an equity contribution of USD 50m to be paid to TAS when the transaction closes. According to unaudited IFRS management accounts as of December 31, 2006, TAS had total assets of USD 1,142m, loans of USD 834m and deposits of USD 675m. TAS' equity, including the equity contribution, was USD 177m. Profit for 2006 amounted to USD 10m, reflecting the investment in TAS' branch network expansion. An additional payment of up to USD 250m is payable in three years, subject to the financial performance of the bank.

The acquisition of TAS is in line with Swedbank's strategy to expand its operations in Eastern Europe, where it is the market leader in the Baltic countries and has developing operations in Russia. Swedbank intends to capitalize on its experience in the Baltic markets to drive the expansion in Ukraine, the second largest country in Eastern Europe with a population of 47 million. Real GDP growth in 2006 was 7 percent, and growth is expected to remain high over the next few years. This strong expected economic growth, coupled with low banking penetration, offers an opportunity for Swedbank to establish and develop a meaningful profit contributor.

The transaction is expected to be completed during the third quarter 2007.

Shared Services

Shared Services comprises slightly over 1,300 full-time positions and is responsible for IT, back office and other shared support functions in Sweden.

The purchasing process previously introduced in Sweden was implemented in the Baltic countries during the report period. Since the start of the year Swedbank therefore uses uniform routines and coordinates all group purchases.

Shared Services is continuing to improve the efficiency of the bank's processes using structured methodologies. The work is being done in cooperation with Swedish Banking, Baltic Banking and Swedbank Markets. A number of shared projects are also being conducted with the Baltic operations in the areas of IT operations, management and development in order to further improve efficiencies.

Group staffs

The priority duties for the group staffs during the period included preparations for the announced acquisition of TAS Kommerzbank in Ukraine, implementation of the new capital adequacy rules and work with the money laundering directive.

Profit trend Q1 2007 vs. Q4 2006

Net profit for the period amounted to SEK -129m (-4). The decrease was mainly due to lower income in Group Treasury, including the internal bank.

Total income decreased by SEK 236m or 25 percent to SEK 695m. For the Nordic branches income was unchanged. Income from holding of primary capital certificates from Norwegian savings banks was SEK 37m lower. Income from Group Treasury, including the internal bank, decreased by SEK 245m. The share of profit in associates improved by SEK 72m due to a write-down in VPC during the fourth quarter 2006.

The large part on the business area's income refers to services sold internally by Shared Services and group functions to other operating areas, primarily Swedish Banking.

Expenses increased by SEK 66m or 8 percent to SEK 914m. Profit-based compensation increased by SEK 23m, since previous provisions to the Kopparmyntet profit-sharing scheme were reversed during the fourth quarter 2006. Other staff costs increased by SEK 76m mainly as a result of lower social insurance charges and pension costs in the fourth quarter.

Profit trend Q1 2007 vs. Q1 2006

Net profit for the period decreased by SEK 98m to SEK -129m. The decrease was mainly due to lower income in Group Treasury, including the internal bank.

Total income decreased by SEK 9m or 1 percent to SEK 695m. For the Nordic branches income increased by SEK 19m mainly through higher business volumes. Income from the holding of primary capital certificates in Norwegian savings banks was SEK 92m higher. Income from Group Treasury, including the internal bank, decreased by SEK 89m. The share in the profit of VPC increased by SEK 7m.

Expenses decreased by SEK 37m or 4 percent to SEK 914m. Staff costs increased by SEK 7m or 2 percent. Other expenses decreased by SEK 44m or 8 percent.

Eliminations

SEKm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Net interest income	-8	-7	-3	0	0
Net commission income	0	1	0	1	-1
Net gains and losses on financial items at fair value	8	0	4	-1	0
Share of the profit or loss of associates	0	0	0	0	0
Other income	-726	-705	-694	-764	-723
Total income	**-726**	**-711**	**-693**	**-764**	**-724**
Staff costs	6	16	10	2	0
Profit-based staff costs	0	0	0	0	0
IT expenses	242	232	204	269	249
Other expenses	478	463	479	493	475
Depreciation/amortization	0	0	0	0	0
Total expenses	**726**	**711**	**693**	**764**	**724**
Income items					
Income from external customers	-242	-106	-160	-21	-70
Income from transactions with other segments	-484	-605	-533	-743	-654
Business volumes, SEK billion					
Mutual funds & insurance	-264	-257	-245	-236	-253
Other investment volume	-20	-18	-16	-16	-16
Total assets	-404	-305	-315	-287	-233
Total liabilities	-404	-305	-315	-287	-233

Index of financial information

Income statement, Group

SEKm	Q1 2007	Q4 2006	%	Q1 2006	%	Full-year 2006
Interest income	*14,751*	*13,389*	*10*	*10,447*	*41*	*47,165*
Interest expenses	*-10,250*	*-9,086*	*13*	*-6,941*	*48*	*-31,188*
Net interest income	**4,501**	**4,303**	**5**	**3,506**	**28**	**15,977**
Commission income	*2,998*	*2,977*	*1*	*2,683*	*12*	*11,465*
Commissions expenses	*-709*	*-668*	*6*	*-585*	*21*	*-2,596*
Net commission income (Note 1)	**2,289**	**2,309**	**-1**	**2,098**	**9**	**8,869**
Net gains and losses on financial items at fair value (Note 2)	530	908	-42	531	0	2,738
Insurance premiums	*369*	*417*	*-12*	*308*	*20*	*1,353*
Insurance provisions	*-290*	*-337*	*-14*	*-291*	*0*	*-1,089*
Net insurance	**79**	**80**	**-1**	**17**	**365**	**264**
Share of the profit or loss of associates	119	-26	0	137		
Other income	275	338	-19	254	8	1,127
Total income	**7,793**	**7,912**	**-2**	**6,543**	**19**	**29,197**
Staff costs	-1,932	-1,878	3	-1,812	7	-7,253
Profit-based staff costs	-390	-302	29	-292	34	-1,307
Other general administrative expenses	-1,454	-1,724	-16	-1,391	5	-5,920
Total general administrative expenses	**-3,776**	**-3,904**	**-3**	**-3,495**	**8**	**-14,480**
Depreciation/amortization and impairments of tangible and intangible fixed assets	-161	-193	-17	-155	4	-659
Total expenses	**-3,937**	**-4,097**	**-4**	**-3,650**	**8**	**-15,139**
Profit before loan losses	**3,856**	**3,815**	**1**	**2,893**	**33**	**14,058**
Loan losses, net (Note 3)	-49	72		-50		
Operating profit	**3,807**	**3,887**	**-2**	**2,843**	**34**	**14,263**
Tax expense	-851	-928	-8	-539	58	-3,211
Profit for the period	2,956	2,959	0	2,304	28	11,052
Profit for the period attributable to:						
Shareholders of Swedbank AB	**2,910**	**2,913**	**0**	**2,270**	**28**	**10,880**
Minority interest	46	46	0	34	35	172
Earnings per share, SEK	5.65	5.65		4.41		21.11

See page 33 for number of shares.

Income statement, quarterly, Group

SEKm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005
Net interest income	4,501	4,303	4,139	4,029	3,506	3,953	3,881	3,810
Net commission income	2,289	2,309	2,109	2,353	2,098	1,896	1,910	1,834
Net gains and losses on financial items at fair value	530	908	513	786	531	765	768	1003
Net insurance	79	80	67	100	17	67	38	18
Share of the profit or loss of associates	119	-26	53	58	137	48	124	57
Other income	275	338	283	252	254	268	1,677	1069
Total income	**7,793**	**7,912**	**7,164**	**7,578**	**6,543**	**6,997**	**8,398**	**7,791**
Staff costs	-1,932	-1,878	-1,772	-1,791	-1,812	-1,731	-1,700	-1,709
Profit-based staff costs	-390	-302	-301	-412	-292	-378	-349	-444
Other general administrative expenses	-1,454	-1,724	-1,262	-1,543	-1,391	-1,447	-1,182	-1,416
Total general administrative expenses	**-3,776**	**-3,904**	**-3,335**	**-3,746**	**-3,495**	**-3,556**	**-3,231**	**-3,569**
Depreciation/amortization and impairments of tangible and intangible fixed assets	-161	-193	-155	-156	-155	-161	-133	-173
Total expenses	**-3,937**	**-4,097**	**-3,490**	**-3,902**	**-3,650**	**-3,717**	**-3,364**	**-3,742**
Profit before loan losses	**3,856**	**3,815**	**3,674**	**3,676**	**2,893**	**3,280**	**5,034**	**4,049**
Loan losses, net	-49	72	67	116	-50	-1	-97	-97
Operating profit	**3,807**	**3,887**	**3,741**	**3,792**	**2,843**	**3,279**	**4,937**	**3,952**
Tax expense	-851	-928	-806	-938	-539	-675	-817	-736
Profit for the period	2,956	2,959	2,935	2,854	2,304	2,604	4,120	3,216
Profit for the period attributable to:								
Shareholders of Swedbank AB	**2,910**	**2,913**	**2,911**	**2,786**	**2,270**	**2,570**	**4,037**	**3,184**
Minority interest	46	46	24	68	34	34	83	32

Capital adequacy

New capital adequacy rules ("Basel II")

On February 1, 2007 Sweden introduced new capital adequacy rules, Basel II. The rules are based on the so-called Basel Accord and are being introduced throughout the EU according to the provisions of the EU's Banking Directive and Capital Requirements Directive. According to the new rules, the capital requirement will be more closely linked to the institutes risk profile. One of the changes is that the minimum capital adequacy requirement for credit risks may now be based on Swedbank's internal risk measurement according to the Internal Ratings-Based Approach ("IRB"), contingent on the permission of the Financial Supervisory Authority. Another important change is that a capital adequacy requirement for operational risks has been added to the existing capital adequacy requirement for credit risks and market risks.

The transition to rules that are based to a greater extent on internal risk measurement entails substantial changes in the minimum capital requirement for the majority of institutions. As a result, capital floors apply during a three-year period through 2009. According to these transitional arrangements, the minimum capital requirement in 2007 may not fall below 95 percent of the capital requirement calculated according to the older rules, with the exception of certain adjustments. In 2008 the floor will be lowered to 90 percent and in 2009 to 80 percent of the capital requirement calculated according to the older rules.

Swedbank has obtained permission from the Swedish FSA to apply IRB

The method will be rolled out in the Swedbank Banking Group during a three-year period. As of 2007 the method is applied in the Swedish business, including the branch offices in New York and Oslo, and with the exception of Swedbank Finans, the EnterCard group and certain exposure classes such as the Swedish State and Swedish municipalities, where the method is considered less suitable. In the table in the following side, Swedbank's capital adequacy as per March 31 is shown according to the new rules, with comparable figures and historical figures according to older rules.

Swedbank Banking Group SEKm	March 31 2007	According to older rules March 31 2007	March 31 2006	Dec 31 2006
Primary capital	48,100	49,080	41,191	47,497
Supplementary capital	24,721	25,701	24,324	26,067
Less shares, etc.	-1,869	-2,130	-3,965	-2,634
Capital base	**70,952**	**72,651**	**61,550**	**70,930**
Risk-weighted assets	**601,463**	**774,046**	**632,045**	**726,712**
Capital requirement for credit risks, older rules	14,298	60,001	48,945	56,657
Capital requirement for credit risks, IRB	29,684			
Capital requirement for settlement risks	2	2	2	5
Capital requirement for market risks	1,464	1,921	1,617	1,475
whereof risks in the trading book outside VaR	*1,236*	*1,693*	*1,354*	*1,277*
whereof currency risks outside VaR			*97*	
whereof risks where VaR models are applied	*228*	*228*	*166*	*198*
Capital requirement for operational risks	2,669			
Capital requirement	**48,117**	**61,924**	**50,564**	**58,137**
Supplement during transition period	8,885			
Capital requirement including supplement	**57,002**			
Tier 1 capital ratio, % excluding supplement	8.0	6.3	6.5	6.5
Capital adequacy ratio, % excluding supplement	11.8	9.4	9.7	9.8
Capital base in relation to capital requirement excluding supplement	1.47	1.17	1.22	1.22
Tier 1 capital ratio, % including supplement	6.8			
Capital adequacy ratio, % including supplement	10.0			
Capital base in relation to capital requirement including supplement	1.24			

As of March 31, 2007 the Swedbank Banking Group included the Swedbank Group, EnterCard Holding AB, Eskilstuna Rekarne Sparbank AB, Färs och Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB and Bankernas Depå AB. The Group's insurance companies are not included according to the capital adequacy rules for banking groups.

Capital base

As indicated in the table above, the tier 1 capital and capital base are lower when calculated according to the new capital adequacy rules. This is primarily because of a deduction from the capital base for the amount by which the expected loss exceeds the provisions in the accounts, for the part of the portfolio calculated according to IRB. Half of this deduction is in tier 1 capital.

These expected losses are calculated according to current laws and regulations and with information from Swedbank's internal risk classification system. Swedbank's calculations are characterized by a principle of precaution, so that risks are overestimated rather than underestimated. In addition, the Swedish FSA's instructions have built additional safety margins in the risk classification system. As a result, expected losses according to the new capital adequacy rules exceed the bank's best estimate of loss levels and required provisions.

Capital requirement for credit risks according to older rules

In 2007 the 2006 capital adequacy rules are applied to exposures where IRB is not applied.

Capital requirements for credit risks according to IRB

As indicated in the table above, the capital requirement for the part of the portfolio calculated according to IRB decreased by 35 percent, from SEK 45 703m to SEK 29 684m as compared to older rules. The household portfolio represents the main decrease, while the effect is mixed in the corporate portfolio, where the capital requirement increases significantly for certain credits while at the same time it decreases significantly for others. At portfolio level the capital requirement also decreases in the corporate segment, albeit less than in the household segment.

Credit risks, IRB, as per March 31 2007 SEKm	Exposure after credit risk protection	Average risk weight	Capital requirement
Total	**1,213,891**	**30.6%**	**29,684**
whereof institutional exposures	*269,253*	*11.3%*	*2,443*
whereof corporate exposures	*409,783*	*69.3%*	*22,710*
whereof retail exposures	*489,835*	*7.1%*	*2,784*
whereof equity exposures	*6,952*	*131.1%*	*729*
whereof other non credit-obligation asset exposures	*38,068*	*33.4%*	*1,018*

Market risks

Swedbank has obtained permission from the Swedish FSA to calculate the capital requirement for general interest rate risk in the trading book in Swedbank AB and in the Hansabank Group with its own Value at Risk model. The permission also comprises general and specific share price risk in Swedbank AB as well as currency risk in Swedbank AB and in the Hansabank Group.

Capital requirement for other market risks therefore relates to specific interest rate risk, share price risk in the Hansabank Group, market risks in First Securities' trading book and currency exposures outside Swedbank AB and the Hansabank Group. Counterparty risks in the trading book were previously reported as market risks, but are now reported as credit risk according to the new capital adequacy rules.

Operational risk

Swedbank has chosen the standardized method when calculating operational risk. According to the Swedish FSA, Swedbank meets the qualitative requirements to apply this method.

Income statement, Parent company

SEKm	Q1 2007	Q4 2006	%	Q1 2006	%	Full-year 2006
Interest income	*8,314*	*7,330*	*13*	*5,293*	*57*	*24,972*
Interest expenses	*-6,390*	*-5,512*	*16*	*-3,781*	*69*	*-17,885*
Net interest income	**1,924**	**1,818**	**6**	**1,512**	**27**	**7,087**
Dividends received	253	1,338	-81	170	49	1,836
Commission income	*1,392*	*1,503*	*-7*	*1,544*	*-10*	*6,202*
Commission expenses	*-247*	*-308*	*-20*	*-328*	*-25*	*-1,404*
Net commission income (Note 1)	**1,145**	**1,195**	**-4**	**1,216**	**-6**	**4,798**
Net gains and losses on financial items at fair value (Note 2)	113	622	-82	348	-68	1,546
Other income	270	351	-23	222	22	1,047
Total income	**3,705**	**5,324**	**-30**	**3,468**	**7**	**16,314**
General administrative expenses						
- Staff costs	-1,544	-1,425	8	-1,520	2	-5,954
- Other expenses	-994	-1,185	-16	-1,004	-1	-4,090
Total general administrative expenses	**-2,538**	**-2,610**	**-3**	**-2,524**	**1**	**-10,044**
Depreciation/amortization and impairments of tangible and intangible fixed assets	-64	-65	-2	-67	-4	-268
Amortization of goodwill	-30	-30	0	-30	0	-119
Total expenses	**-2,632**	**-2,705**	**-3**	**-2,621**	**0**	**-10,431**
Profit before loan losses	**1,073**	**2,619**	**-59**	**847**	**27**	**5,883**
Loan losses, net (Note 3)	42	128	-67	12		479
Impairment of financial fixed assets		-4				-4
Operating profit	**1,115**	**2,743**	**-59**	**859**	**30**	**6,358**
Appropriations	-4	135		-4	0	138
Tax expense	-263	-739	-64	-141	87	-1,461
Profit for the period	**848**	**2,139**	**-60**	**714**	**19**	**5,035**

Balance sheet

SEKm	Group March 31 2007	Group Dec 31 2006	Group March 31 2006	Parent company March 31 2007	Parent company Dec 31 2006	Parent company March 31 2006
Assets						
Loans to credit institutions	181,871	161,097	159,104	365,982	322,643	269,818
Loans to the public	1,012,859	946,319	868,187	311,326	273,669	264,358
Interest-bearing securities	125,025	99,600	89,792	129,601	105,960	102,126
Shares and participating interests	80,602	72,589	72,260	45,609	42,733	46,177
- for which customers bear the investment risk	69,437	65,008	61,722			
Derivatives	27,526	23,864	26,970	22,124	22,934	21,560
Other assets	54,878	49,520	49,315	19,459	14,692	19,075
Total assets	**1,482,761**	**1,352,989**	**1,265,628**	**894,101**	**782,631**	**723,114**
Liabilities and equity						
Amounts owed to credit institutions	153,426	130,642	128,024	233,748	174,727	171,102
Deposits and borrowings from the public	415,572	400,035	349,106	327,067	315,490	277,202
Debt securities in issue, etc	632,432	561,208	536,605	177,294	145,581	129,985
Financial liabilities for which customers bear the investment risk	69,757	65,289	61,850			
Derivatives	27,153	31,607	26,003	23,619	25,144	23,053
Other liabilities and provisions	86,318	69,506	75,152	59,992	50,008	53,998
Subordinated liabilities	34,603	34,425	32,727	32,000	32,140	28,533
Untaxed reserves				3,226	3,226	
Equity	63,500	60,277	56,161	37,155	36,315	35,883
- Minority	192	303	162			
- Shareholders	63,308	59,974	55,999	37,155	36,315	35,883
Total liabilities and equity	**1,482,761**	**1,352,989**	**1,265,628**	**894,101**	**782,631**	**723,114**
Assets pledged for own liabilities				109,091	91,792	84,658
Other assets pledged				16,867	11,817	14,095
Contingent liabilities				28,722	39,991	37,480
Commitments				112,988	106,489	88,592

Cash flow statements

SEKm	Group March 31 2007	Group Dec 31 2006	Group March 31 2006	Parent company March 31 2007	Parent company Dec 31 2006	Parent company March 31 2006
Cash and cash equivalents at beginning of period *)	**83,032**	**89,514**	**89,514**	**76,779**	**96,074**	**96,074**
Operating activities	-21,370	5,575	-58,747	28,244	6,949	-58,955
Investing activities	-406	-275	1,076	-164	-17	1,264
Financing activities	51,902	12,220	52,074	12,378	5,829	38,396
Cash flow for the period	**30,126**	**17,520**	**-5,597**	**40,458**	**12,761**	**-19,295**
Exchange rate differences on cash and cash equivalents	678	88	-885			
Cash and cash equivalents in acquired entities	5		0			
Cash and cash equivalents at end of period *)	**113,841**	**107,122**	**83,032**	**117,237**	**108,835**	**76,779**
*) of which, securities pledged for OMX						
- at beginning of period	4,384	2,729	2,729	4,384	2,729	2,729
- at end of period	2,718	1,915	4,384	2,718	1,915	4,384

Turnover of own debt instruments

The Swedbank Group issues and repurchases its own debt instruments. This turnover is intended for the Group's securities operations and as a component in financing its operations.
Turnover for Interest-bearing securities, bonds and commercial papers during the period was as follows:

Issued (sold) SEK 46bn (56)
Redeemed (bought) SEK -22bn (-37)

Statement of changes in equity, Group

SEKm	Minority interest	Shareholders' equity	Total equity
Opening balance January 1, 2006	**232**	**53,637**	**53,869**
Currency translation from foreign operations	1	73	74
Deferred tax		19	19
Net income for the period recognized directly in equity	**1**	**92**	**93**
Profit for the period reported via income statement	34	2,270	2,304
Total profit for the period	**35**	**2,362**	**2,397**
Dividend	-105	0	-105
Closing balance December 31, 2006	**162**	**55,999**	**56,161**
Opening balance January 1, 2006	**232**	**53,637**	**53,869**
Currency translation of foreign operations	-11	-541	-552
Deferred tax		-137	-137
Net income for the period recognized directly in equity	**-11**	**-678**	**-689**
Profit for the period reported via income statement	172	10,880	11,052
Total profit for the period	**161**	**10,202**	**10,363**
New share issue	20		20
Dividend	-107	-3,865	-3,972
Acquisition from minority	-3		-3
Closing balance December 31, 2006	**303**	**59,974**	**60,277**
Opening balance January 1, 2007	**303**	**59,974**	**60,277**
Cash flow hedge accounting		-28	-28
Deferred tax considering cash flow hedge accounting		3	3
Currency translation of foreign operations	11	313	324
Deferred tax considering currency translation of foreign operations		136	136
Net income for the period recognized directly in equity	**11**	**424**	**435**
Profit for the period reported via income statement	46	2,910	2,956
Total profit for the period	**57**	**3,334**	**3,391**
Dividend	-168		-168
Closing balance March 31, 2007	**192**	**63,308**	**63,500**

Statement of changes in equity, Parent company

SEKm	Restricted equity	Non-restricted equity	Total equity
Closing balance December 31, 2005	**17,312**	**17,702**	**35,014**
Change in accounting policy relating to FFFS 2006:16		155	155
Adjusted opening balance January 1, 2006	**17,312**	**17,857**	**35,169**
Profit for the period		714	714
Closing balance March 31, 2006	**17,312**	**18,571**	**35,883**
Closing balance December 31, 2005	**17,312**	**17,702**	**35,014**
Change in accounting policy relating to FFFS 2006:16		155	155
Adjusted opening balance January 1, 2006	**17,312**	**17,857**	**35,169**
Dividend		-3,865	-3,865
Reduction of the share capital	-299	299	0
Stock dividend	299	-299	0
Group contribution net		-24	-24
Profit for the period		5,035	5,035
Closing balance December 31, 2006	**17,312**	**19,003**	**36,315**
Opening balance January 1, 2007	**17,312**	**19,003**	**36,315**
Cash flow hedge accounting		-11	-11
Deferred tax		3	3
Net income for the period recognized directly in equity		**-8**	**-8**
Profit for the period		848	848
Total profit for the period		**840**	**840**
Closing balance March 31, 2007	**17,312**	**19,843**	**37,155**

Lending, Group

SEKbn	March 31 2007	Dec 31 2006	%	March 31 2006	%
Private individuals	497.4	479.9	4	427.7	16
of which Swedbank Mortgage AB	*389.5*	*379.2*	*3*	*347.0*	*12*
Real estate management	195.7	190.9	3	169.1	16
Retail, hotels, restaurants	36.7	34.1	8	30.7	20
Construction	13.8	12.9	7	11.7	18
Manufacturing	31.8	30.1	6	26.4	20
Transportation	18.0	16.5	9	13.6	33
Forestry and agriculture	46.5	45.3	3	42.2	10
Other service businesses	38.5	36.5	5	26.1	47
Other business lending	68.0	58.8	16	58.0	17
Municipalities	15.1	13.9	8	14.0	7
Total lending to the public	**961.5**	**918.9**	**5**	**819.5**	**17**
of which Baltic Banking Operations	*149.5*	*133.6*	*12*	*97.6*	*53*
Credit institutions incl. Nat'l Debt Office	90.3	78.4	15	70.5	28
Repurchase agreements (repos)	142.9	110.1	30	137.3	4
Total lending	**1,194.7**	**1,107.4**	**8**	**1,027.3**	**16**

Savings and investments, Group

SEKbn	March 31 2007	Dec 31 2006	%	March 31 2006	%
Deposits from the public					
Households	234.4	223.4	5	196.0	20
Other deposits from the public	163.7	153.3	7	134.5	22
Total deposits from the public	**398.1**	**376.7**	**6**	**330.5**	**20**
of which Baltic Banking Operations	*89.7*	*84.4*	*6*	*71.8*	*25*
Discretionary asset management *	22.5	25.8	-13	25.7	-12
Fund assets under management	432.9	411.2	5	394.5	10
of which unit-linked insurance in own companies	*67.9*	*63.5*	*7*	*60.3*	*13*
Retail bonds, interest-bearing	1.1	1.1	-2	1.1	0
Retail bonds, equity linked	25.4	23.3	9	19.8	28
Total savings and investments	**880.0**	**838.1**	**5**	**771.6**	**14**

* excluding investments in Robur's funds

Notes

Note 1. Net commission income

Group SEKm	Q1 2007	Q4 2006	Q1 2006	Full-year 2006
Commission income				
Payment processing	1,033	1,068	910	4,010
Lending	148	138	129	605
Brokerage	289	226	301	989
Asset management	972	953	914	3,719
Other securities	24	43	24	119
Other	532	549	405	2,023
Total	**2,998**	**2,977**	**2,683**	**11,465**
Commission expenses				
Payment processing	-370	-362	-308	-1,376
Securities	-70	-65	-54	-240
Other	-269	-241	-223	-980
Total	**-709**	**-668**	**-585**	**-2,596**
Total net commission income	**2,289**	**2,309**	**2,098**	**8,869**

Parent company SEKm	Q1 2007	Q4 2006	Q1 2006	Full-year 2006
Commission income				
Payment processing	451	533	645	2,591
Lending	80	71	72	346
Brokerage	126	125	142	460
Asset management	452	451	437	1,726
Other securities	23	33	22	100
Other	260	290	226	979
Total	**1,392**	**1,503**	**1,544**	**6,202**
Commission expenses				
Payment processing	-121	-174	-250	-991
Securities	-44	-40	-36	-154
Other	-82	-94	-42	-259
Total	**-247**	**-308**	**-328**	**-1,404**
Total net commission income	**1,145**	**1,195**	**1,216**	**4,798**

Note 2. Net gains and losses on financial items at fair value

Group SEKm	Q1 2007	Q4 2006	Q1 2006	Full-year 2006
Trading, derivatives and fair value option				
Shares/participating interests	225	399	166	1,241
- Of which change in value	*193*	*393*	*153*	*935*
- Of which dividend	*32*	*6*	*13*	*306*
Interest-bearing instruments	-50	64	346	733
- Of which change in value	*-50*	*64*	*346*	*733*
Other financial instruments	-51	-67	-3	-74
- Of which change in value	*-51*	*-67*	*-3*	*-74*
Total	**124**	**396**	**509**	**1,900**
Interest income compensation, claims valued at cost	**6**	**7**	**22**	**51**
Changes in exchange rates	**400**	**505**	**0**	**787**
Total net gains and losses on financial items at fair value	**530**	**908**	**531**	**2,738**

Parent company SEKm	Q1 2007	Q4 2006	Q1 2006	Full-year 2006
Capital gains/losses				
Shares/participating interests	-196	412	326	1082
Interest-bearing securities	47	325	40	652
Other financial instruments	0	0	0	0
Total	**-149**	**737**	**366**	**1734**
Unrealized changes in value				
Shares/participating interests	281	-177	-221	-392
Interest-bearing securities	-190	-150	440	347
Other financial instruments		-124	-130	-397
Total	**91**	**-451**	**89**	**-442**
Changes in exchange rates	**171**	**336**	**-107**	**254**
Total net gains and losses on financial items at fair value	**113**	**622**	**348**	**1,546**

Note 3. Loan losses, net and change in the value of property taken over

Group SEKm	Q1 2007	Q4 2006	Q1 2006	Full-year 2006
Loans assessed individually				
The period's write-off for established loan losses	-58	-163	-161	-493
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established losses	39	44	77	207
The period's provisions for anticipated loan losses	-106	-55	-65	-222
Recoveries from previous years' established loan losses	23	31	46	225
Recovered provisions no longer necessary for anticipated loan losses	61	95	50	264
Net expense for the period	**-41**	**-48**	**-53**	**-19**
Collective provisions for loans assessed individually				
Allocations/withdrawals from collective provisions	**7**	**130**	**29**	**319**
Collectively valued homogeneous groups of loans with limited value and similar credit risk				
The period's write-off for established loan losses	-16	-15	-15	-61
Recoveries from previous years' established loan losses	7	2	2	9
Allocations to/withdrawals from loan loss reserve	-13	1	5	-17
The period's net expense for collectively valued homogenous claims	**-22**	**-12**	**-8**	**-69**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	**-6**	**2**	**-18**	**-5**
The period's net loan loss expense	**-62**	**72**	**-50**	**226**
Change in the value of property taken over	**13**	**0**	**0**	**-21**
Total loan losses, net and change in value of property taken over	**-49**	**72**	**-50**	**205**

Parent company SEKm	Q1 2007	Q4 2006	Q1 2006	Full-year 2006
Loans assessed individually				
The period's write-off for established loan losses	-41	-120	-134	-398
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established losses	30	37	60	171
The period's provisions for anticipated loan losses	-24	-44	-18	-118
Recoveries from previous years' established loan losses	5	12	16	124
Recovered provisions no longer necessary for anticipated loan losses	35	39	14	148
Net expense for the period	**5**	**-76**	**-62**	**-73**
Collective provisions for loans assessed individually				
Allocations/withdrawals from collective provisions	**50**	**189**	**85**	**590**
Collectively valued homogeneous groups of loans with limited value and similar credit risk				
The period's write-off for established loan losses	-8	-10	-12	-43
Recoveries from previous years' established loan losses	0	0	0	0
Allocations to/withdrawals from loan loss reserve	-5	9	6	7
The period's net expense for collectively valued homogenous claims	**-13**	**-1**	**-6**	**-36**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	**-13**	**17**	**-5**	**20**
The period's net loan loss expense	**29**	**129**	**12**	**501**
Change in the value of property taken over	**13**	**-1**	**0**	**-22**
Total loan losses, net and change in value of property taken over	**42**	**128**	**12**	**479**

Note 4. Loans to credit institutions and loans to the public

SEKm	Group March 31 2007	Group Dec 31 2006	Group March 31 2006	Parent company March 31 2007	Parent company Dec 31 2006	Parent company March 31 2006
Book value (before recognized provisions)	1,197,962	1,110,595	1,030,983	678,945	598,037	536,557
Specific provisions for individually assessed claims	-696	-681	-856	-380	-423	-573
Provisions for collectively valued homogeneous groups of claims with limited value and similar credit risk	-134	-124	-146	-72	-67	-68
Collective provisions for individually assessed claims	-2,402	-2,374	-2,690	-1,185	-1,235	-1,740
Total provisions	**-3,232**	**-3,179**	**-3,692**	**-1,637**	**-1,725**	**-2,381**
Book value	**1,194,730**	**1,107,416**	**1,027,291**	**677,608**	**596,312**	**534,176**
Book value of impaired loans	791	825	967	263	323	448
Property taken over to protect claims:						
- Buildings and land	0	1	1	0	0	0
- Shares and participating interests	50	40	12	46	36	7
- Other	2	2	2	0	0	0
Total	**52**	**43**	**15**	**46**	**36**	**7**
Impaired loans as % of total lending	0.07	0.07	0.09	0.04	0.05	0.08
Total provision ratio for impaired loans, % *	199	195	188	229	212	219
Provision ratio for individually identified impaired loans, %	51	50	51	63	60	59

* Total provision, i.e., all provisions for claims in relation to impaired loans, gross.

Credit risks

Group Sector/branch March 31, 2007 SEKm	Book value before provisions	Specific provisions for individually assessed claims	Collective provisions for individually assessed claims	Provisions for collectively assessed homogeneous groups	Book value of loans after provisions	Book value of impaired loans
Private individuals	497,781	45	242	134	497,360	182
Real estate management	196,101	62	281		195,758	61
Retail, hotels, restaurants	37,222	89	416		36,717	109
Construction	13,954	42	78		13,834	39
Manufacturing	32,281	146	367		31,768	109
Transportation	18,102	11	91		18,000	24
Forestry and agriculture	46,618	23	72		46,523	67
Other service businesses	38,605	17	120		38,468	54
Other corporate lending	69,002	235	735		68,032	146
Municipalities, excl. municipal corporates	15,057				15,057	
Lending	**964,723**	**670**	**2,402**	**134**	**961,517**	**791**
Credit institutions incl. Nat'l Debt Office	90,309	26			90,283	0
Repurchase agreements - credit institutions incl. Nat'l Debt Office	99,724				99,724	
Repurchase agreements - public	43,206				43,206	
Total lending to credit institutions and the public	**1,197,962**	**696**	**2,402**	**134**	**1,194,730**	**791**

Derivatives

The group trades in derivatives in the normal course of business and to hedge certain positions with regard to the value of equities, interest rates and foreign currencies.

March 31, 2007 Group, SEKm	Interest related	Currency related	Equity related, etc.
Derivatives with positive book values	14,978	8,298	5,046
Derivatives with negative book values	16,362	6,288	5,300
Nominal amount	6,372,659	915,187	64,052

Derivatives at a value of SEK 797m have, as a consequence of netting agreements, been recognized net in the balance sheet.

Number of shares in issue

Number of shares in issue	Q1 2007	Q4 2006	Q1 2006	Full-year 2006
1) Average number of shares outstanding	515,373,412	515,373,412	515,373,412	515,373,412
2) Average number of shares outstanding after dilution				515,373,412
3) Number of shares outstanding	515,373,412	515,373,412	515,373,412	515,373,412
4) Number of shares outstanding after dilution				515,373,412

Number of employees

Number of full-time employees	March 31 2007	Dec 31 2006	March 31 2006
Swedish Banking	6,326	6,293	6,254
Baltic Banking	8,874	8,442	7,459
Estonia	*3,064*	*2,941*	*2,656*
Latvia	*2,387*	*2,241*	*1,928*
Lithuania	*3,159*	*3,027*	*2,719*
Russia	*264*	*233*	*156*
Swedbank Markets	691	668	629
Asset Management and Insurance	275	281	262
Shared Services and new operations	1,715	1,715	1,691
Total	**17,881**	**17,399**	**16,295**

Stockholm, April 25, 2007

Jan Lidén
President and Chief Executive Officer

This report is published in Swedish and English. In the event of any inconsistencies between these language versions the Swedish version shall prevail.

Review report

Introduction
We have reviewed the interim report for the period January 1,2007 to March 31, 2007 for Swedbank AB (publ). The Board of Directors and the CEO are responsible for the preparation and presentation of this interim financial information in accordance with the Annual Accounts Act for Credit Institutions and Securities Companies and IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review
We conducted our review in accordance with the Standard on Review Engagements SÖG 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information for Swedbank AB (publ) is not, in all material aspects, in accordance with the Annual Accounts Act for Credit Institutions and Securities Companies and IAS 34.

Stockholm, April 25, 2007

Deloitte AB

Jan Palmqvist
Authorized Public Accountant

Publication of financial information
The Group's financial reports can be found on http://www.swedbank.se/ir.

Swedbank will announce results on the following dates in 2007:
Interim report second quarter 2007, August 7
Interim report third quarter 2007, October 24.

Annual General Meeting 2007
The Annual General Meeting 2007 will be held in Stockholm on April 27.

For further information, please contact:

Jan Lidén, President and CEO
+ 46 8 585 922 27

Mikael Inglander, CFO
+46 8 585 913 14

Johannes Rudbeck, Head of Investor Relations
+46 8 585 93 322, +46 70 582 56 56

Swedbank AB (publ)
Registration no. 502017-7753
Brunkebergstorg 8
SE-105 34 Stockholm, Sweden
Tel.: +46 8 585 900 00
www.swedbank.se
info@swedbank.se

Swedbank

CONTINUED PROFIT IMPROVEMENT

Net profit for the period increased by 19 percent compared with first half year 2006

- Profit for the period increased by 19 percent to SEK 6,022m (5,056)
- Earnings per share increased to SEK 11.68 (9.81)
- The return on equity increased to 19.5 percent (18.5)
- The cost/income ratio improved to 0.50 (0.53)
- Net interest income increased by 21 percent to SEK 9,092m (7,535)
- Operating profit increased by 18 percent to SEK 7,807m (6,635)
- Loan losses amounted to SEK 151m (-66)
- The tier 1 capital ratio amounted to 6.7 percent according to the new rules (6.5 percent on December 31, 2006 according to the old rules).

Higher profit for second quarter compared with first quarter 2007

- Profit for the period improved by 7 percent to SEK 3,112m (2,910)
- Earnings per share increased to SEK 6.03 (5.65)
- The return on equity increased to 19.9 percent (18.9)
- The cost/income ratio improved to 0.50 (0.51)
- Income increased by 6 percent to SEK 8,226m (7,793)
- Operating profit increased by 5 percent to SEK 4,000m (3,807)
- Loan losses amounted to SEK 102m (49).

The CEO comments on the second quarter

Swedbank has continued its positive trend, and earnings per share increased by 19 percent during the first half year compared with the same period a year earlier. The profit trend has been especially strong in the Baltic countries.

Swedbank is in a very good position to continue to grow its earnings for some time to come. We have a stable, strong base in Sweden. At the same time we have generated very good growth in the Baltic region, which has also allowed us over the years to build up considerable experience in providing banking services in emerging markets. Through the acquisition of TAS-Kommerzbank, which was finalized on July 9, coupled with our Russian operations, we have paved the way for our long-term development.

We have noted a continued slowdown in lending growth in the Baltics. Swedbank expects the symptoms of overheating, particularly in Latvia and Estonia, to begin to subside during the second half of 2007. Discipline on the part of both public and private actors is important to ensure positive development.

Financial summary for the group

SEKm	Q2 2007	Q1 2007	%	Q2 2006	%	Jan-Jun 2007	Jan-Jun 2006	%	Full-year 2006
Net interest income	4,591	4,501	2	4,029	14	9,092	7,535	21	15,977
Net commission income	2,552	2,289	11	2,353	8	4,841	4,451	9	8,869
Net gains and losses on financial items at fair value	579	530	9	786	-26	1,109	1,317	-16	2,738
Other income	504	473	7	410	23	977	818	19	1,613
Total income	**8,226**	**7,793**	**6**	**7,578**	**9**	**16,019**	**14,121**	**13**	**29,197**
Staff costs	-2,425	-2,322	4	-2,203	10	-4,747	-4,307	10	-8,560
Other expenses	-1,699	-1,615	5	-1,699	0	-3,314	-3,245	2	-6,579
Total expenses	**-4,124**	**-3,937**	**5**	**-3,902**	**6**	**-8,061**	**-7,552**	**7**	**-15,139**
Profit before loan losses	**4,102**	**3,856**	**6**	**3,676**	**12**	**7,958**	**6,569**	**21**	**14,058**
Loan losses, net	-102	-49		116		-151	66		205
Operating profit	**4,000**	**3,807**	**5**	**3,792**	**5**	**7,807**	**6,635**	**18**	**14,263**
Tax expense	-856	-851	1	-938	-9	-1,707	-1,477	16	-3,211
Profit for the period	3,144	2,956	6	2,854	10	6,100	5,158	18	11,052
Profit for the period attributable to the shareholders of Swedbank AB	**3,112**	**2,910**	**7**	**2,786**	**12**	**6,022**	**5,056**	**19**	**10,880**

Key ratios	Q2 2007	Q1 2007	Q2 2006	Jan-Jun 2007	Jan-Jun 2006	Full-year 2006
Return on equity, %	19.9	18.9	20.2	19.5	18.5	19.3
Earnings per share, SEK 1)	6.03	5.65	5.40	11.68	9.81	21.11
C/I ratio before loan losses	0.50	0.51	0.51	0.50	0.53	0.52
Equity per share, SEK 1)	120.23	122.84	105.78	120.23	105.78	116.37
Tier 1 capital ratio, %	6.7	6.8	6.5	6.7	6.5	6.5
Capital adequacy ratio, %	10.0	10.0	10.0	10.0	10.0	9.8
Loan loss ratio, net, %	0.04	0.02	-0.05	0.03	-0.02	-0.02
Share of impaired loans, %	0.08	0.07	0.09	0.08	0.09	0.07
Total provision ratio for impaired loans, %	185	199	187	185	187	195

1) The number of shares is specified on page 35.
Key ratios are based on profit and shareholders' equity allocated to shareholders of Swedbank.

Balance sheet data SEKbn	Jun 30 2007	Dec 31 2006	%	Jun 30 2006	%
Loans to the public	1,033	946	9	893	16
Deposits and borrowings from the public	426	400	7	373	14
Shareholders' equity	62	60	3	55	14
Total assets	1,495	1,353	10	1,274	17
Risk weighted assets, old principles	804	727	11	664	21
Risk weighted assets, new principles	553				
Risk weighted assets, transition principles	744				

Group profit trend, Q2 2007 vs. Q1 2007

Improved profit

- Profit for the period increased by 7 percent to SEK 3,112m (2,910)
- Earnings per share increased to SEK 6.03 (5.65)
- The return on equity improved to 19.9 percent (18.9)
- Operating profit increased by SEK 4,000m (3,807)
- Income increased by 6 percent to SEK 8,226m (7,793)
- Net interest income increased by 2 percent to SEK 4,591m (4,501)
- Net commission income increased by 11 percent to SEK 2,552m (2,289)
- Expenses increased by 5 percent to SEK 4,124m (3,937)
- The cost/income ratio improved to 0.50 (0.51)
- Loan losses amounted to SEK 102m (49)
- The effective tax rate decreased to 21 percent (22).

Broad-based income growth

Income increased by 6 percent to SEK 8,226m (7,793). Net commission income increased substantially, while other income sources also trended higher.

Net interest income increased by 2 percent to SEK 4,591m (4,501). Net interest income from the lending portfolio increased by SEK 89m despite continued margin pressure. Net interest income from savings operations increased by SEK 187m due to both volume increases and higher interest margins. Net interest income from other operations decreased by SEK 186m.

Net commission income increased by 11 percent to SEK 2,552m (2,289). Asset management commissions increased by SEK 154m, mainly through the appreciation of assets under management. Payment commissions increased by SEK 80m through higher transaction volumes. Income from lending and corporate finance developed well. Net commission income was marginally affected (SEK 14m) by the cooperation established by Swedbank Robur and Folksam during the quarter.

Net gains and losses on financial items at fair value increased to SEK 579m (530).

Net insurance increased to SEK 91m (79).

The ***share of the profit or loss in associates*** decreased to SEK 95m (119) in part through lower profit by EnterCard.

Other income increased to SEK 318m (275) mainly through the sale of shares in CEK AB, which resulted in a capital gain of slightly over SEK 40m.

Expenses increased 5 percent

Group ***expenses*** increased by 5 percent or SEK 187m to SEK 4,124m (3,937). Of the increase, SEK 36m was due to the cooperation between Swedbank Robur and Folksam.

Staff costs increased by 4 percent to SEK 2,425m (2,322) partly through an increase in the number of employees and investments in competence development.

Other expenses increased by 5 percent to SEK 1,699m (1,615) partly due to higher IT- and marketing expenses.

Low loan loss level

Loan losses amounted to a net of SEK 102m (49). Credit quality remains very strong. Loan losses and claims are specified in Notes 3 and 4.

Lower tax expense

Profit before tax amounted to SEK 4,000m (3,807) and the ***tax expense*** was SEK 856m (851), giving an effective tax rate of 21 percent (22). The lower tax rate in the second quarter is mainly due to settlement of tax from previous years.

Group profit trend, Q2 2007 vs. Q2 2006

Quarterly profit increased 12 percent

- Profit for the period increased by 12 percent to SEK 3,112m (2,786)
- Earnings per share increased to SEK 6.03 (5.40)
- The return on equity was 19.9 percent (20.2)
- Operating profit increased to SEK 4,000m (3,792)
- Income increased by 9 percent to SEK 8,226m (7,578)
- Net interest income increased by 14 percent to SEK 4,591m (4,029)
- Net commission income increased by 8 percent to SEK 2,552m (2,353)
- Net gains and losses on financial items at fair value amounted to SEK 579m (786)
- Expenses increased by 6 percent to SEK 4,124m (3,902)
- The cost/income ratio improved to 0.50 (0.51)
- Loan losses remained low at SEK 102m (-116)
- The effective tax rate decreased to 21 percent (25).

Income increased

Income increased by 9 percent to SEK 8,226m (7,578) mainly through higher net interest income.

Net interest income increased by 14 percent to SEK 4,591m (4,029). Net interest income from the lending portfolio increased by SEK 264m despite continued margin pressure. Net interest income from savings operations increased by SEK 660m due to both volume increases and higher interest margins. Net interest income from other operations decreased by SEK 362m.

Net commission income increased by 8 percent to SEK 2,552m (2,353). Asset management commissions increased by SEK 189m, while payment commissions increased by SEK 104m.

Net gains and losses on financial items at fair value amounted to SEK 579m (786). Second-quarter income in 2006 was positively affected by approximately SEK 250m by the appreciation in the value of Norwegian primary capital certificates and the shareholding in SpareBank 1 Gruppen.

Net insurance amounted to SEK 91m (100).

The ***share of the profit or loss in associates*** amounted to SEK 95m (58). The increase is partly due to profit improvements by partly owned banks, VPC and Bankgirocentralen.

Other income increased by 26 percent to SEK 318m (252) mainly through the sale of CEK AB.

Increased expenses

Expenses increased by 6 percent to SEK 4,124m (3,902) mainly due to the higher staff costs.

Staff costs increased by SEK 222m or 10 percent to SEK 2,425m (2,203). The large part of the increase was due to the fast-growing Baltic operations. Contractual wage increases in Sweden, along with the acquisition of Söderhamns Sparbank and the Folksam cooperation, also contributed to higher staff costs.

Other expenses were unchanged at SEK 1,699m (1,699).

Loan losses remain low

Loan losses amounted to a net of SEK 102m (-116).

Lower tax rate

Profit before tax amounted to SEK 4,000m (3,792) and the ***tax expense*** was SEK 856m (938), giving an effective tax rate of 21 percent (25). The higher tax rate in the second quarter 2006 was mainly due to a lower part of operating profit from Baltic Banking.

Group profit trend, first half 2007 vs. first half 2006

Profit for the period up 19 percent

- Profit for the period increased by 19 percent to SEK 6,022m (5,056)
- Earnings per share increased to SEK 11.68 (9.81)
- The return on equity increased to 19.5 percent (18.5)
- Operating profit increased by 18 percent to SEK 7,807m (6,635)
- Income increased by 13 percent to SEK 16,019m (14,121)
- Net interest income increased by 21 percent to SEK 9,092m (7,535)
- Net commission income increased by 9 percent to SEK 4,841m (4,451)
- Net gains and losses on financial items at fair value amounted to SEK 1,109m (1,317)
- Expenses increased by 7 percent to SEK 8,061m (7,552)
- The cost/income ratio improved to 0.50 (0.53)
- Loan losses remained low at SEK 151m (-66)
- The effective tax rate was unchanged at 22 percent.

Income increased

Income increased by 13 percent to SEK 16,019m (14,121) mainly through higher net interest income.

Net interest income increased by 21 percent to SEK 9,092m (7,535). Net interest income from the lending portfolio increased by SEK 533m through volume increases and despite continued margin pressure. Net interest income from savings operations increased by SEK 1,230m due to volume increases and higher interest margins. Net interest income from other operations decreased by SEK 206m.

Net commission income increased by 9 percent to SEK 4,841m (4,451). This is mainly due to higher asset management and payment commissions.

Net gains and losses on financial items at fair value amounted to SEK 1,109m (1,317). Income in the first half of 2006 was positively affected by the appreciation in the value of Norwegian primary capital certificates and the shareholding in SpareBank 1 Gruppen.

Net insurance increased to SEK 170m (117) mainly through an improved product range and higher sales by the Swedish and Baltic operations.

The ***share of the profit or loss in associates*** amounted to SEK 214m (195).

Other income increased by 17 percent to SEK 593m (506) partly through income from the sale of CEK AB.

Controlled increase in expenses

Expenses increased by SEK 509m or 7 percent to SEK 8,061m (7,552) mainly through higher staff costs.

Staff costs increased by SEK 440m or 10 percent to SEK 4,747m (4,307). Profit-based compensation accounted for SEK 95m of the increase. The rapid growth in the Baltics, wage increases, the acquisition of Söderhamns Sparbank and the Folksam cooperation all contributed to higher staff costs.

Other expenses increased by SEK 69m or 2 percent to SEK 3,314m (3,245). IT costs accounted for the large part of the increase.

Low loan losses

Loan losses amounted to a net of SEK 151m (-66).

Unchanged tax rate

Profit before tax amounted to SEK 7,807m (6,635) and the ***tax expense*** was SEK 1,707m (1,477), giving an effective tax rate of 22 percent (22).

Interest rate risk

An increase in all market interest rates of one percentage point as of June 30, 2007 would have reduced the value of the group's assets and liabilities,

including derivatives, by SEK 1,265m (1,623). This calculation includes the portion of the bank's deposits that have been assigned a duration of between 2 and 3 years. The decrease in the value of positions in Swedish kronor would have been SEK 1,063m (1,608). Positions in foreign currency would have decreased in value by SEK 202m (15).

An interest rate increase of one percentage point would have raised the group's net gain and losses on items at fair value by SEK 316m (-207) as of June 30, 2007.

Comparative figures refer to December 31, 2006.

Risks and uncertainties

Swedbank's earnings are strongly affected by the surrounding world fluctuations that the company has no control over. Changes in interest rates, stock prices and exchange rates are among the factors affecting the group's profit. At the same time Swedbank maintains a low-risk profile through a well-diversified credit portfolio and low financial and operational risks.

In addition to what is stated in this interim report, a detailed description of the group's risks and risk control is provided in the annual report for 2006. No significant changes have taken place with regard to the distribution of risks compared with what is stated in the annual report.

New capital adequacy rules – Basel II

On February 1, 2007 new rules apply in Sweden for capital adequacy and exposures, Basel II. According to the new rules, the capital requirement will be more closely linked to the institution's risk profile. In addition to the capital requirement for credit risks and market risks, a capital requirement is introduced for operational risks as well. Due to the scope of these changes, they are being implemented gradually over a three-year period through 2009. For Swedbank the capital requirement gradually decreases, since the new capital adequacy rules better reflect the low risk in the credit portfolio. The full effect of the lower capital requirement will not be achieved until 2010.

The capital adequacy ratio, which is calculated for the financial companies group, was 10.0 percent as of June 30, 2007 according to the new rules (9.8 as of December 31, 2006 according to the old rules), of which the tier 1 capital ratio was 6,7 percent (6.5 on December 31, 2006 according to the old rules). The tier 1 capital ratio includes profit for the period after deducting the estimated dividend.

A specification of capital adequacy and a summary of the new rules are provided on page 24.

Lending

The Group's lending to the public, excluding repurchase agreements (repos), increased during the period to SEK 1,000bn (919) on June 30. The year-to-year increase in lending is 17 percent.

A specification of lending is provided on page 30.

Savings and investments

Customers' total savings and investments in Swedbank increased by 31 percent to SEK 1,097bn (838) during the period. The year-to-year increase in savings is 44 percent. The high rate of increase is mainly due to the cooperation agreement between Swedbank Robur and Folksam, whereby Swedbank Robur as of the second quarter 2007 manages Folksam's insurance and fund portfolios, which amounted to SEK 188bn on June 30.

Customers' deposits, excluding repurchase agreements (repos), have increased by 9 percent or SEK 34bn since the beginning of the year to SEK 411bn (377). Since June 30, 2006 deposits have increased by 19 percent.

A specification of savings and investments is provided on page 30.

Annual General Meeting and dividend

Swedbank's Annual General Meeting (AGM) 2007, held in Stockholm on April 27, elected two new members to the Board of Directors, Gail Buyske from the U.S. and Simon Ellis from the UK. Board members Ulrika Francke, Berith Hägglund-Marcus, Göran Johnsson, Anders Nyblom and Caroline Sundewall were reelected, and Carl Eric Stålberg was elected Chair.

The dividend to the shareholders was set at SEK 8.25 per share in accordance with the AGM's resolution. The dividend was paid by VPC (the Swedish Central Securities Depository) on May 8, 2007.

The Board and the President were discharged from liability for the year 2006.

The AGM also resolved, in accordance with the Board's proposal, to amend the articles of association to allow Swedbank AB, until the next AGM, to acquire at any given time in its securities operations to facilitate these operations up to 1 percent of the bank's shares and dispose of such shares. Moreover, the Board was authorized, on one or more occasions until the next AGM, to decide to repurchase the bank's shares, over and above the acquisitions by the securities operations, up to 5 percent of all shares in the bank. Acquisitions may only be made on the Stockholm Stock Exchange (Stockholmsbörsen) and only at a price that, at the time of acquisition, falls within the interval between the highest buying rate and the lowest selling rate. The Board was authorized to decide to raise loans according to Chapter 11 Section 11 of the Companies Act. Lastly, the AGM resolved to issue and transfer the interest in Swedbank First Securities LLC and to approve the merger between the bank and the wholly owned subsidiary Söderhamns Sparbank.

Deloitte AB was elected auditor until the conclusion of the AGM in 2010, with Authorized Public Accountant Jan Palmqvist as Chief Auditor.

The AGM decided on the guidelines for the Nomination Committee. In accordance with the Swedish Code of Corporate Governance, the bank will announce the names of the members of the committee not later than six months before the next AGM.

Accounting policies

The interim report has been prepared in accordance with IAS 34.

As previously, the parent company prepares its accounts according to the Annual Accounts Act for Credit Institutions and Securities Companies, the directives of the Financial Supervisory Authority and recommendation RR 32:06 of the Swedish Financial Accounting Standards Council (replaced by the Financial Reporting Council as of April 1, 2007).

The accounting principles applied in the interim report are the same as those applied in the preparation of the annual report for 2006, apart from that interest income and expenses related to trading assets and

liabilities are now recognized in net interest income in the consolidated income statement. Previously they were recognized in net gains and losses on items at fair value in the consolidated income statement. Comparative figures for 2006 and 2005 have been restated.

During the first quarter 2007 certain financial transactions were made to hedge the exposure to variations in future cash flows. They are recognized as cash flow hedges, which means that the effective part of the change in the value of hedging instruments is recognized directly in shareholders' equity. The group uses the option to irreversibly valuate separate portfolios of lending and deposits at fair value, since they, together with derivatives, essentially eliminate the portfolio's aggregate interest rate risk. As of 2007 the parent company has also chosen to use the valuation option. Comparative figures have been restated, due to which the opening shareholders' equity balance for 2006 has been adjusted.

Rating

	S&P		Moody's			Fitch	
June, 2007	Short	Long	Short	Long	BFSR *	Short	Long
Swedbank	A-1	A+	P-1	Aa1	B	F1	A+
Swedbank Hypotek	A-1		P-1	Aa1		F1+	AA-
Hansabank			P-1	Aa2	C+	F1	A

* Bank Financial Strength Ratings

Swedbank's share

SWED A	Jun 30 2007	Dec 31 2006
Share price, SEK	249.00	248.50
No. of shares in issue	515,373,412	515,373,412
Market capitalization, SEKm	128,328	128,070

Swedbank's share, ticker symbol SWED A, is listed on the OMX Nordic Exchange.

Events after June 30, 2007

Acquisition of TAS-Kommerzbank

In early July Swedbank finalized the acquisition of the Ukrainian bank TAS-Kommerzbank (TAS). The acquisition agreement was announced in February 2007, and all customary closing conditions have been met. The paid purchase price was USD 735m, including an equity contribution to TAS of USD 50m. An additional payment of up to USD 250m may be payable in three years subject to TAS's financial performance.

Business area report

Jan-Jun 2007 SEKm	Swedish Banking	Baltic Banking Operations	Baltic Banking Investment	Swedbank Markets	Asset Management and Insurance	Shared Services and New operations	Eliminations	Group
Net interest income	5,859	2,820	-199	694	43	-123	-2	9,092
Net commission income	2,239	917		745	910	30		4,841
Net gains and losses on financial items at fair value	223	449		421	2	12	2	1,109
Share of the profit or loss in associates	161	2		4		47		214
Other income	357	177		18	105	1,577	-1,471	763
Total income	**8,839**	**4,365**	**-199**	**1,882**	**1,060**	**1,543**	**-1,471**	**16,019**
Staff costs	-1,991	-743		-324	-157	-741	8	-3,948
Profit-based staff costs	-143	-261		-339	-21	-35		-799
IT expenses	-458	-148		-122	-75	-378	479	-702
Other expenses	-1,918	-503		-226	-168	-460	984	-2,291
Depreciation/amortization	-47	-91	-48	-5	-1	-129		-321
Total expenses	**-4,557**	**-1,746**	**-48**	**-1,016**	**-422**	**-1,743**	**1,471**	**-8,061**
Profit before loan losses	**4,282**	**2,619**	**-247**	**866**	**638**	**-200**		**7,958**
Loan losses, net	54	-207		-3		5		-151
Operating profit	**4,336**	**2,412**	**-247**	**863**	**638**	**-195**		**7,807**
Tax expense	-1,214	-237	14	-242	-157	129		-1,707
Profit for the period	3,122	2,175	-233	621	481	-66		6,100
Profit for the period attributable to:								
Shareholders of Swedbank AB	**3,116**	**2,175**	**-233**	**549**	**481**	**-66**		**6,022**
Minority interest	6			72				78
Return on allocated equity, %	24.0	31.8		26.7	56.0	neg.		19.9
C/I ratio before loan losses	0.52	0.40		0.54	0.40	1.13		0.50
Full-time employees	6,283	9,461		712	327	1,727		18,510

Business area accounting policies

The business area report is based on Swedbank's accounting policies, organization and internal accounts. Comparative figures have been restated due to minor organizational changes.

The business operations of Baltic Banking are separated in the business area report from the effects of Swedbank's acquisition and ownership of Hansabank in the consolidated group accounting. This facilitates a clearer analysis of how the business operations of Baltic Banking develop. Comments on Baltic Banking in this report refer to business operations, unless otherwise indicated.

Market-based compensation is applied between business areas, while all expenses for IT, other shared services and group staff are transferred at full cost-based internal prices to the business areas. Executive management expenses are not distributed.

The group's equity allocated to shareholders is distributed to each business area based on capital adequacy rules and estimated capital requirements.

Return on equity for the business areas is based on operating profit less estimated tax and minority interests in relation to average allocated equity.

Swedish Banking

Swedish Banking is Swedbank's dominant business area, comprising a network of 470 branches organized in 43 local banks in five regions. The cooperation with the savings and partly owned banks adds another 264 branches. The branch network is complemented by 172 in-store banking locations, while the agreement with ICA Banken allows customers to withdraw cash at 1,400 ICA supermarkets. The bank branches or special business units within the regions have responsibility for Swedish customers, with the exception of financial institutions. Of the business area's 6,300 full-time employees, around 4,900 are placed in the five regions.

The business area also comprises the telephone bank and Internet bank as well as the subsidiaries Swedbank Mortgage, Swedbank Finans and Swedbank Babs, whose products are sold through Swedbank and the cooperating savings banks' distribution network. The subsidiaries Swedbank Fastighetsbyrå (real estate brokerage), Swedbank Juristbyrå (legal services) and Swedbank Företagsförmedling (company sales) operate according to franchise concepts.

The Customer and Product Offerings unit produces and coordinates offerings for various customer groups and is responsible for the development and launch of new products based on customer needs.

Swedish Banking also includes the private banking operations of the subsidiary Swedbank Luxembourg, whose customers are predominantly Swedish expatriates, as well as the jointly owned card company EnterCard, with operations in Sweden, Norway and Denmark.

Swedbank Robur, which specializes in mutual fund and asset management, pensions and insurance, is reported separately from Swedish Banking in the business area report.

Profit trend

SEKm	Jan-Jun 2007	Jan-Jun 2006	%	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Net interest income	5,859	5,602	5	2,909	2,950	2,949	2,936	2,850
Net commission income	2,239	2,122	6	1,140	1,099	1,120	1,010	1,049
Net gains and losses on financial items at fair value	223	259	-14	89	134	141	14	212
Share of the profit or loss of associates	161	165	-2	69	92	23	42	42
Other income	357	293	22	224	133	184	189	144
Total income	**8,839**	**8,441**	**5**	**4,431**	**4,408**	**4,417**	**4,191**	**4,297**
Staff costs	-1,991	-1,927	3	-1,017	-974	-1,022	-949	-988
Profit-based staff costs	-143	-128	12	-81	-62	11	-60	-58
IT expenses	-458	-423	8	-238	-220	-221	-197	-209
Other expenses	-1,918	-1,828	5	-995	-923	-1,064	-847	-918
Depreciation/amortization	-47	-51	-8	-22	-25	-54	-24	-28
Total expenses	**-4,557**	**-4,357**	**5**	**-2,353**	**-2,204**	**-2,350**	**-2,077**	**-2,201**
Profit before loan losses	**4,282**	**4,084**	**5**	**2,078**	**2,204**	**2,067**	**2,114**	**2,096**
Loan losses, net	54	197	-73	-13	67	158	144	191
Operating profit	**4,336**	**4,281**	**1**	**2,065**	**2,271**	**2,225**	**2,258**	**2,287**
Tax expense	-1,214	-1,199	1	-578	-636	-603	-633	-641
Profit for the period	3,122	3,082	1	1,487	1,635	1,622	1,625	1,646
Profit for the period attributable to:								
Shareholders of Swedbank AB	**3,116**	**3,079**	**1**	**1,484**	**1,632**	**1,628**	**1,624**	**1,644**
Minority interest	6	3	100	3	3	-6	1	2
Allocated equity	25,994	27,121	-4	26,388	25,600	29,894	29,428	27,519
Return on allocated equity, %	24.0	22.7		22.5	25.5	21.8	22.1	23.9
Income items								
Income from external customers	7,871	7,443	6	3,934	3,937	3,882	3,815	3,816
Income from transactions with other segments	968	998	-3	497	471	535	376	481
Business volumes, SEK billion								
Lending	806	724	11	806	782	762	745	724
Deposits	290	248	17	290	278	271	263	248
Mutual funds & insurance	274	235	17	274	266	256	244	235
Other investment volume	22	18	22	22	21	19	17	18
Investments in associates	2	2	0	2	2	2	2	2
Risk-weighted volume, old principles	575	500	15	575	556	537	525	500
Total assets	898	801	12	898	928	843	826	801
Total liabilities	872	774	13	872	902	813	797	774
Full-time employees	6,283	6,209	1	6,283	6,326	6,293	6,279	6,209

Swedish economy remains strong

The Swedish economy continued its strong growth during the first half year. Construction, IT and certain industrial areas had difficulty recruiting qualified labor to meet higher demand. Disposable household income grew partly thanks to tax cuts after the turn of the year. Jobs increased quickly and consumer optimism was high. The government's decision to abolish the property tax contributed to further price gains for residential real estate, particularly in metropolitan areas. At the same time the Riksbank signaled that interest rates will rise significantly.

The Riksbank raised its repo rate by 25 bp on February 21 and 25 bp on June 27 to 3.50 percent. On average the repo rate was 3.19 during the first half year 2007, compared with 1.90 percent in the first half year 2006. During the second quarter the repo rate averaged 3.26 percent, against 3.11 percent in the first quarter and 2.03 percent in the second quarter 2006.

Stockholmsbörsen's OMX S Index increased by 9.5 percent during the first half year. During the second quarter the increase was 3.5 percent.

Organizational changes and acquisitions

As part of the continued commitment to private banking and asset management services in Swedish Banking, responsibility for local trading desks with around 50 brokers was transferred from Swedbank Markets to Swedish Banking at year-end 2006. Comparative figures have been restated so that the trading desks are included in Swedish Banking in 2006 as well.

Söderhamns Sparbank, previously 40-percent owned, is a wholly owned subsidiary as of March 2007. Söderhamns Sparbank has two branches and 27 employees. Söderhamns Sparbank, now part of the northern region, will be merged with Swedbank during the third quarter.

Sale of CEK AB

Together with the other owners of the card processing company CEK AB, Swedbank sold its shareholding to EDB Business Partner during the second quarter 2007. The sale generated a capital gain of slightly over SEK 40m.

High level of activity

The second quarter, like the one before, was characterized by a high level of activity and further increase in business volumes. The change to the new Swedbank name and goal to be a service leader by being accessible, uncomplicated and proactive have been received positively by Swedish customers.

During the quarter Swedbank launched a well-publicized mutual fund marketplace where customers can trade a variety of funds from many companies and obtain information, news and analyses.

The industry's leading card issuer, Swedbank was the first bank in Sweden to allow customers to design their own cards online using their own photographs or any of the images in Swedbank's image bank.

Higher lending volumes

Lending increased by SEK 24bn during the quarter, an increase of SEK 44bn or 6 percent since the beginning of the year. Total lending volume amounted to SEK 806bn as of June 30, 2007, an increase of 11 percent in one year.

Mortgage lending to retail customers increased by SEK 12bn during the quarter, a gain of SEK 22bn or 6 percent during the first half year. In one year mortgage lending to private individuals has increased by 12 percent to SEK 401bn.

Bank lending to corporate customers increased by SEK 8bn during the quarter, a gain of SEK 14bn or 8 percent during the first half year. In one year bank lending to corporate customers has increased by 16 percent to SEK 189bn.

Higher savings and investment volumes

Savings and investment volumes, excluding holdings in customers' brokerage accounts, increased by SEK 21bn during the quarter, a gain of SEK 40bn or 7 percent during the first half year. Total savings and investment volume amounted to SEK 586bn at the end of the period, an increase of 17 percent in one year.

Of the volume increase during the first half year, household deposits accounted for SEK 20.2bn, corporate lending for SEK -2.6bn, mutual fund and insurance volumes for SEK 18bn and index-linked bonds for SEK 3bn. The increase in fund and insurance volumes was due to higher market values. For funds sold by Swedish Banking, withdrawals exceeded contributions by SEK 2.9bn during the period.

Increased payment volumes

Swedbank had 3.4 million (3.3) bank cards in issue as of June 30, 2007. During the first half year the number of card purchases increased by 19 percent and the number of card transactions cleared rose 19 percent year-to-year.

Market shares

The market share for household mortgage lending increased to 34 percent (31) for new sales during the first half year. The corresponding market share for the balance of outstanding mortgages was 31 percent (31). The market share for bank lending (outstanding balance) was unchanged at the end of the period at 18 percent (18) for corporate customers and 15 percent (15) for households.

The market share for outstanding household deposits was unchanged at 26 percent (26). For corporate customers, the market share for outstanding deposits increased to 15 percent (14). The market share for net mutual fund sales was negative (0), while the market share for the total outstanding fund assets was 26 percent (26). The market share for listed equity-linked bonds decreased to 23 percent (29) mainly due to retroactive reported SOX volumes. Swedbank's market share for new household savings sold through the internal sales organization in Sweden increased to 17 percent (16).

Equity

Average allocated equity was SEK 25,994m for the period, compared with SEK 27,121m for the first half of 2006. Lower capital allocation in 2007 is due to the lower capital requirement in the new internal risk classification methods. Capital requirements are significantly lower for household exposures according to the IRB method.

Profit trend Q2 2007 vs. Q1 2007

Profit for the period decreased by SEK 148m or 9 percent to SEK 1,484m. The return on equity was 22.5 percent (25.5). The cost/income ratio was 0.53 (0.50).

Income increased by SEK 23m or 1 percent to SEK 4,431m.

Net interest income amounted to SEK 2,909m (2,950). Further increases in deposit and lending volumes raised net interest income by SEK 83m. The lending margin decreased by 6 bp to 0.87 percent, which reduced net interest income by SEK 106m. In terms of deposits, the interest margin improved by 3 bp to 1.28 percent mainly due to a higher repo rate, which positively affected net interest income by SEK 28m. Other effects were SEK 46m lower than the previous quarter.

Net commission income increased by SEK 41m or 4 percent to SEK 1,140m mainly due to higher income from payment commissions.

Net gains and losses on financial items at fair value decreased by SEK 45m to SEK 89m mainly due to the valuation to fair value of lending, borrowings and derivatives in Swedbank Mortgage.

The share of profit or loss in associates decreased by SEK 23m to SEK 69m due to lower profits for EnterCard, partly owned savings banks and Bankgirocentralen, BGC.

Other income increased by SEK 91m to SEK 224m partly due to income from the sale of CEK AB.

Expenses increased by SEK 149m or 7 percent to SEK 2,353m.

Staff costs excluding profit-based compensation increased by SEK 43m or 4 percent mainly due to accrual effects. Profit-based compensation increased by SEK 19m to SEK 81m.

Other expenses increased by SEK 87m or 7 percent to SEK 1,255m partly due to expenses in connection with the replacement of providers of cash handling services and non-life insurance.

The number of full-time positions decreased by 43 to 6,283.

Loan losses amounted to a net of SEK 13m (-67).

Profit trend Q2 2007 vs. Q2 2006

Profit for the period decreased by SEK 160m or 10 percent to SEK 1,484m. The return on equity was 22.5 percent (23.9). The cost/income ratio was 0.53 (0.51).

Income increased by SEK 134m or 3 percent to SEK 4,431m.

Net interest income increased by SEK 59m or 2 percent to SEK 2,909m. Further increases in deposit and lending volumes raised net interest income by SEK 323m. The lending margin decreased by 16 bp to 0.87 percent, which reduced net interest income by SEK 313m. In terms of deposits, the interest margin improved by 28 bp to 1.28 percent mainly due to a higher repo rate, which positively affected net interest income by SEK 203m. Other effects were SEK 154m lower.

Net commission income increased by SEK 91m or 9 percent to SEK 1,140m mainly due to higher income from payment commissions as well as mutual fund and insurance operations.

Net gains and losses on financial items at fair value decreased by SEK 123m to SEK 89m mainly due to the valuation to fair value of lending, borrowings and derivatives in Swedbank Mortgage.

The share of profit or loss in associates increased by SEK 27m. The increase is mainly due to Bankgirocentralen, BGC.

Other income increased by SEK 80m mainly due to income from the sale of CEK AB.

Expenses increased by SEK 152m or 7 percent to SEK 2,353m.

Staff costs excluding profit-based compensation increased by SEK 29m or 3 percent mainly due to contractual wage increases. Profit-based compensation increased by SEK 23m.

Other expenses increased by SEK 100m or 9 percent partly due to expenses in connection with the replacement of providers of cash handling services and non-life insurance.

The number of full-time positions increased by 74 to 6,283, of which 27 were due to the acquisition of Söderhamns Sparbank.

Loan losses amounted to a net of SEK 13m (-191).

Profit trend first half 2007 vs. first half 2006

Profit for the period increased by SEK 37m or 1 percent to SEK 3,116m. The return on equity improved to 24.0 percent (22.7). The cost/income ratio was 0.52 (0.52).

Income increased by SEK 398m or 5 percent to SEK 8,839m.

Net interest income increased by SEK 257m or 5 percent to SEK 5,859m. Further increases in deposit and lending volumes raised net interest income by SEK 631m. The lending margin decreased by 14 bp to 0.89 percent, which reduced net interest income by SEK 568m. In terms of deposits, the interest margin improved by 31 bp to 1.25 percent mainly due to a higher repo rate, which positively affected net interest income by SEK 434m. Other effects were SEK 240m lower.

Net commission income increased by SEK 117m or 6 percent to SEK 2,239m mainly due to higher income from payment commissions as well as mutual fund and insurance operations.

Net gains and losses on financial items at fair value decreased by SEK 36m to SEK 223m mainly due to the valuation to fair value of lending, borrowings and derivatives in Swedbank Mortgage.

The share of profit or loss in associates decreased by SEK 4m. The partly owned savings banks and EnterCard reported profit improvements, while profit for Bankgirocentralen, BGC, was affected in 2006 by the one-time effect of a property sale.

Other income increased by SEK 64m mainly due to income from the sale of CEK AB.

Expenses increased by SEK 200m or 5 percent to SEK 4,557m.

Staff costs excluding profit-based compensation increased by SEK 64m or 3 percent mainly due to contractual wage increases. Profit-based compensation increased by SEK 15m.

Other expenses increased by SEK 121m or 5 percent partly due to higher IT expenses.

The number of full-time positions increased by 74 to 6,283, of whom 27 were from Söderhamns Sparbank.

Recoveries exceeded loan losses by a net of SEK 54m (197).

Sweden's most popular bank to work for

This year's Company Barometer, a survey presented by Universum Communication, ranked Swedbank as the most popular bank to work for. In total, Swedbank is the fourth most popular employer in Sweden among business students.

Baltic Banking

Baltic Banking Operations are defined as the subsidiary group Hansabank, adjusted for slightly lower equity allocated to this business on the basis of the estimated need for risk capital compared with the de facto equity in the subsidiary group. This also results in an adjustment in net interest income compared with what the subsidiary group reports. Hansabank has business operations in Estonia, Latvia, Lithuania and Russia.

The effects of Swedbank's ownership of Hansabank are reported in Baltic Banking Investments in the form of group goodwill, the deduction of the minority interest in profit and shareholders' equity during the periods the company was not wholly owned as well as consolidated amortization of the surplus values in the lending and deposit portfolios identified at the time of the acquisition in 2005.

Baltic Banking Operations

Profit trend

SEKm	Jan-Jun 2007	Jan-Jun 2006	%	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Net interest income	2,820	1,815	55	1,496	1,324	1,221	1,088	962
Net commission income	917	730	26	485	432	426	380	378
Net gains and losses on financial items at fair value	449	220		240	209	225	178	104
Share of the profit or loss of associates	2	2	0	1	1	2	2	2
Other income	177	125	42	108	69	81	66	87
Total income	**4,365**	**2,892**	**51**	**2,330**	**2,035**	**1,955**	**1,714**	**1,533**
Staff costs	-743	-565	32	-388	-355	-334	-279	-288
Profit-based staff costs	-261	-162	61	-141	-120	-137	-106	-87
IT expenses	-148	-110	35	-81	-67	-68	-53	-60
Other expenses	-503	-551	-9	-269	-234	-283	-217	-341
Depreciation/amortization	-91	-79	15	-47	-44	-44	-43	-40
Total expenses	**-1,746**	**-1,467**	**19**	**-926**	**-820**	**-866**	**-698**	**-816**
Profit before loan losses	**2,619**	**1,425**	**84**	**1,404**	**1,215**	**1,089**	**1,016**	**717**
Loan losses, net	-207	-136	52	-87	-120	-84	-81	-79
Operating profit	**2,412**	**1,289**	**87**	**1,317**	**1,095**	**1,005**	**935**	**638**
Tax expense	-237	-130	82	-137	-100	-82	-78	-76
Profit for the period	2,175	1,159	88	1,180	995	923	857	562
Profit for the period attributable to:								
Shareholders of Swedbank AB	**2,175**	**1,158**	**88**	**1,180**	**995**	**925**	**856**	**561**
Minority interest	0	1		0	0	-2	1	1
Allocated equity	13,700	8,871	54	14,490	12,911	11,534	10,355	9,411
Return on allocated equity, %	31.8	26.1		32.6	30.8	32.1	33.1	23.8
Income items								
Income from external customers	4,365	2,892	51	2,330	2,035	1,955	1,714	1,533
Business volumes, SEK billion								
Lending	161	108	50	161	150	134	122	108
Deposits	93	75	24	93	90	84	78	75
Mutual funds & insurance	17	9	89	17	15	13	11	9
Risk-weighted volume, old principles	163	110	48	163	146	131	121	110
Total assets	211	141	50	211	191	176	156	141
Total liabilities	197	131	50	197	178	165	146	131
Full-time employees	9,461	7,861	20	9,461	3,874	8,442	8,190	7,861

Macroeconomic development

The rapidly emerging Baltic economies showed signs of overheating in early 2007. A labor shortage and rising wages have impacted production costs and the competitiveness of domestic products. Rapid price increases, particularly in the construction and real estate sectors, have led to higher inflation. In June inflation, expressed as the change in the consumer price index over 12 months, was 4.8 percent in Lithuania, 5.8 percent in Estonia and 8.8 percent in Latvia.

Standard & Poor's cut its rating for Latvia during the second quarter and lowered its outlook for Estonia and Lithuania from stable to negative.

The consensus is that economic development will remain positive in the Baltics, but with slightly lower growth.

Interest rates have risen. The 90-day Euribor averaged 4.07 percent during the second quarter, against 3.82 percent in the first quarter and 2.61 percent in the second quarter 2006. In Latvia domestic interest rates rose substantially during the first quarter in

connection with devaluation rumors, and the 90-day Rigibor then averaged 5.21 percent. During the second quarter the average was 9.16 percent. This compares with 4.17 percent in the corresponding quarter a year earlier.

Business volumes

Lending increased by SEK 11bn during the second quarter to SEK 161bn. On an annual basis the increase was 50 percent. The rate of increase measured in euro has gradually decreased from 61 percent on an annual basis in September 2006 to 59 percent in December 2006 and 55 percent in March 2007. The rate is expected to continue to decrease.

In one year lending has increased by 39 percent in Estonia to SEK 63bn, by 66 percent in Latvia to SEK 49bn, by 49 percent in Lithuania to SEK 41bn and by 55 percent in Russia to SEK 8bn. Lending to private customers has increased in one year by 62 percent to SEK 66bn, while corporate lending has increased by 42 percent to SEK 95bn.

Deposits increased by SEK 3bn during the quarter to SEK 93bn. In Estonia deposits have increased in one year by 23 percent to SEK 41bn, in Latvia by 26 percent to SEK 22bn and in Lithuania by 25 percent to SEK 29bn.

A total of 3.2 million cards were in issue, an increase of 11 percent since June 30 of the previous year.

The volume of card transactions cleared grew by 39 percent from the previous year.

Market shares*

The market share for outstanding bank lending was largely unchanged at 44 percent (45) in Estonia, 28 percent (27) in Latvia and 21 percent (22) in Lithuania. The market share for the balance of retail mortgages was 49 percent (50) in Estonia, 29 percent (28) in Latvia and 29 percent (29) in Lithuania.

The market share for the balance of household deposits was 62 percent (63) in Estonia, 29 percent (29) in Latvia and 40 percent (38) in Lithuania.

* Market shares for the first half of 2007 refer to May 2007. Comparative figures refer to the first half of 2006.

Profit trend Q2 2007 vs. Q1 2007

Net profit for the period amounted to SEK 1,180m (995). The return on equity was 32.6 percent (30.8). The cost/income ratio was unchanged at 0.40.

Income increased by 14 percent to SEK 2,330m (2,035).

Net interest income increased by SEK 172m or 13 percent to SEK 1,496m. Further increases in deposit and lending volumes raised net interest income by SEK 99m. The lending margin increased by 5 bp to 2.49 percent, which increased net interest income by SEK 21m. In terms of deposits, the interest margin improved by 52 bp to 2.47 percent mainly due to a higher discount rate, which positively affected net interest income by SEK 115m. Other effects reduced net interest income by SEK 63m.

Net commission income amounted to SEK 485m (432).

Net gains and losses on financial items at fair value amounted to SEK 240m (209).

Other income increased by SEK 39m to SEK 109m through one-time compensation in Lithuania.

Expenses increased by 13 percent to SEK 926m.

Staff costs excluding profit-based compensation increased by SEK 33m or 9 percent due to increases in the number of employees and wages. Profit-based compensation increased by SEK 21m to SEK 141m.

Other expenses increased by SEK 52m or 15 percent.

The number of full-time positions increased by 587 to 9,461, of which by 274 in Estonia, 127 in Latvia, 145 in Lithuania and 41 in Russia. New employees were primarily hired by retail operations.

Loan losses amounted to SEK 87m, a decrease of SEK 33m. The result for the first quarter 2007 was affected by a provision in Latvia for a commitment related to export financing. The quality of the credit portfolio remains high. The loan loss level was 0.23 percent (0.35).

Profit trend Q2 2007 vs. Q2 2006

Profit for the period increased by SEK 619m or 110 percent to SEK 1,180m (561). The return on equity improved to 32.6 percent (23.8) and the cost/income ratio to 0.40 (0.53).

Income increased by 52 percent to SEK 2,330m (1,533).

Net interest income increased by SEK 534m or 56 percent to SEK 1,496m. Further increases in deposit and lending volumes raised net interest income by SEK 397m. The lending margin decreased by 2 bp to 2.49 percent, which reduced net interest income by SEK 8m. In terms of deposits, the interest margin improved by 110 bp to 2.47 percent mainly due to a higher discount rate, which positively affected net interest income by SEK 246m. In other parts of operations net interest income decreased by SEK 101m.

Net commission income increased by SEK 107m to SEK 485m mainly due to higher card and payment commissions. Brokerage and lending commissions also increased.

Net gains and losses on financial items at fair value increased by SEK 136m to SEK 240m mainly due to higher trading income.

Other income increased by SEK 20m to SEK 109m through one-time compensation in Lithuania.

Expenses increased by 13 percent to SEK 926m. During the second quarter 2006 expenses increased by SEK 114m due to a provision for a value-added tax dispute in Russia.

Staff costs excluding profit-based compensation increased by SEK 100m or 35 percent due to increases in the number of employees and wages. Profit-based compensation increased by SEK 54m to SEK 141m.

Other expenses excluding the provision for the VAT dispute increased by SEK 70m or 21 percent mainly due to higher business volumes.

The number of full-time positions increased by 1,600 to 9,461, of which by 478 in Estonia, 484 in Latvia, 494 in Lithuania and 144 in Russia.

Loan losses amounted to SEK 87m, an increase of SEK 8m. The loan loss level was 0.23 percent (0.31).

Profit trend first half 2007 vs. first half 2006

Profit for the period increased by SEK 1,017m or 88 percent to SEK 2,175m (1,158). The return on equity improved to 31.8 percent (26.1) and the cost/income ratio to 0.40 (0.51).

Income increased by 51 percent to SEK 4,365m (2,892).

Net interest income increased by SEK 1,005m or 55 percent to SEK 2,820m. Further increases in deposit

and lending volumes raised net interest income by SEK 794m. The lending margin decreased by 9 bp to 2.47 percent, which reduced net interest income by SEK 69m. In terms of deposits, the interest margin improved by 87 bp to 2.22 percent mainly due to a higher discount rate, which positively affected net interest income by SEK 381m. Other effects reduced net interest income by SEK 101m.

Net commission income increased by SEK 187m to SEK 917m mainly due to higher card and payment commissions. Brokerage and lending commissions also increased.

Net gains and losses on financial items at fair value increased by SEK 229m to SEK 449m mainly due to higher trading income.

Other income increased by SEK 52m to SEK 179m.

Expenses increased by 19 percent to SEK 1,746m.

Staff costs excluding profit-based compensation increased by SEK 178m or 32 percent due to increases in the number of employees and wages. Profit-based compensation increased by SEK 99m to SEK 261m.

Other expenses were largely unchanged at SEK 742m (740). Excluding the cost of the VAT dispute in the first half of 2006, other expenses increased by SEK 146m mainly due to higher business volumes.

The number of full-time positions increased by 1,600 to 9,461, of which by 478 in Estonia, 484 in Latvia, 494 in Lithuania and 144 in Russia.

In the last 12 months 10 new branches have been opened (Estonia – 2 to 96, Latvia + 3 to 76, Lithuania + 8 to 128 and Russia + 1 to 3).

Loan losses amounted to SEK 207m, an increase of SEK 71m. The loan loss level, on the other hand, was unchanged at 0.30 percent.

Estonia

Estonia is the dominant unit in Baltic Banking with approximately half the business area's profit. Estonia accounts for 39 percent (42) of lending and 44 percent (44) of deposits in the business area.

Profit for the period increased by SEK 49m from the first quarter and by SEK 216m from the second quarter 2006 to SEK 563m. The return on equity for the first half year was 40.4 percent (38.7) and the cost/income ratio 0.37 (0.40).

Latvia

Latvia is the second largest unit in Baltic Banking, accounting for 30 percent (28) of lending and 24 percent (23) of deposits.

For the third consecutive year Hansabank was named the most respected company in Latvia and the strongest brand in the country.

A relatively turbulent economy during the spring has positively affected income and profit. Profit for the period increased by SEK 120m from the first quarter and by SEK 178m from the second quarter 2006 to SEK 352m. The return on equity for the first half year was 32.9 percent (33.9) and the cost/income ratio 0.38 (0.45).

Lithuania

Lithuania accounts for 25 percent (26) of lending and 31 percent (32) of deposits in the business area.

Profit for the period increased by SEK 54m from the first quarter and by SEK 125m from the second quarter 2006 to SEK 260m. The return on equity was 32.3 percent (25.3) and the cost/income ratio 0.45 (0.54).

Russia

The Russian operations comprise retail banking at three branches in Moscow, St. Petersburg and Kaliningrad, leasing services and trade finance.

The Russian bank changed its name during the second quarter from OAO Hansabank to OAO Swedbank.

An audit performed by the Central Bank of Russia in March and April found deficiencies in OAO Swedbank's compliance with local regulations, due to which it restricted certain operations of Swedbank in Russia for a period of three months beginning June 6. The restrictions apply among others to correspondent banking, foreign exchange operations, attracting new business and interbank loans. The central bank has ordered a number of measures that Swedbank must take. Swedbank has produced an action plan and is working intensely to implement it so that its full range of operations can be reestablished this autumn.

Against the backdrop of the government's actions, the previously announced retail banking expansion in Russia by opening new branches has been delayed.

Russia accounts for 5 percent (5) of lending and 1 percent (1) of deposits in the business area.

Profit for the second quarter amounted to SEK 28m, compared with SEK 45m for the first quarter and SEK –83m for the second quarter 2006. For the first half year net profit amounted to SEK 73m (-90). Profit for the first half of 2006 was charged with a provision of SEK 144m, of which SEK 114m was reported in the second quarter, for a VAT dispute in the leasing operations.

The return on equity for the first half year was 17.7 percent (neg.) and the cost/income ratio was 0.50 (1.31).

Exchange rate effects

The local currencies in Estonia, Latvia and Lithuania are pegged to the euro. The Swedish krona depreciated against the euro by 1 percent during the second quarter. During the first half year the krona weakened by 2 percent. In 12 months the krona's exchange rate has essentially remained unchanged against the euro.

The exchange rate effect of the translation to SEK negatively affected net profit for the period by SEK 29m or 1 percent compared with the first half 2006.

Profit trend

SEKm	Jan-Jun 2007	Jan-Jun 2006	%	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Net interest income	2,621	1,577	66	1,401	1,220	1,118	984	849
Net commission income	917	730	26	485	432	426	380	378
Net gains and losses on financial items at fair value	449	220		240	209	225	178	104
Share of the profit or loss of associates	2	2	0	1	1	2	2	2
Other income	177	125	42	108	69	81	66	87
Total income	**4,166**	**2,654**	**57**	**2,235**	**1,931**	**1,852**	**1,610**	**1,420**
Staff costs	-743	-565	32	-388	-355	-334	-279	-288
Profit-based staff costs	-261	-162	61	-141	-120	-137	-106	-87
IT expenses	-148	-110	35	-81	-67	-68	-53	-60
Other expenses	-503	-551	-9	-269	-234	-283	-217	-341
Depreciation/amortization	-139	-131	6	-70	-69	-69	-67	-66
Total expenses	**-1,794**	**-1,519**	**18**	**-949**	**-845**	**-891**	**-722**	**-842**
Profit before loan losses	**2,372**	**1,135**		**1,286**	**1,086**	**961**	**888**	**578**
Loan losses, net	-207	-136	52	-87	-120	-84	-81	-79
Operating profit	**2,165**	**999**		**1,199**	**966**	**877**	**807**	**499**
Tax expense	-223	-113	97	-129	-94	-73	-69	-67
Profit for the period	1,942	886		1,070	872	804	738	432
Profit for the period attributable to:								
Shareholders of Swedbank AB	**1,942**	**885**		**1,070**	**872**	**806**	**737**	**431**
Minority interest	0	1		0	0	-2	1	1
Allocated equity	20,977	16,167	30	21,763	20,192	18,824	17,658	16,698
Return on allocated equity, %	18.5	10.9		19.7	17.3	17.1	16.7	10.3
Income items								
Income from external customers	4,166	2,654	57	2,235	1,931	1,852	1,610	1,420
Business volumes, SEK billion								
Lending	162	109	49	162	151	135	123	109
Deposits	93	75	24	93	90	84	78	75
Mutual funds & insurance	17	9	89	17	15	13	11	9
Risk-weighted volume, old principles	164	111	48	164	147	132	122	111
Total assets	223	153	46	223	204	188	168	153
Total liabilities	202	137	47	202	184	170	151	137
Full-time employees	9,461	7,861	20	9,461	8,874	8,442	8,190	7,861

Swedbank Markets

Swedbank Markets comprises capital market products and various types of project and corporate finance. Swedbank Markets also has customer responsibility for financial institutions. In addition to operations in Sweden, the business area includes the subsidiaries First Securities in Norway and First Securities LLC in New York, the operations of the Norwegian branch and the branches in New York and Shanghai.

Swedbank Markets offers trading in securities and derivatives in the equity, fixed income and foreign exchange markets as well as financing solutions and professional analysis and advice. The research unit issues a continuous stream of analyses of about 150 Nordic companies. For individual investors Swedbank Markets offers equity trading and other investment services such as equity linked bonds. The sale of these products is done through the group's Swedish branch network, through savings banks and partly owned banks, and through the Internet bank and telephone bank.

Profit trend

SEKm	Jan-Jun 2007	Jan-Jun 2006	%	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Net interest income	694	323		295	399	254	263	358
Net commission income	745	809	-8	381	364	341	319	516
Net gains and losses on financial items at fair value	421	701	-40	188	233	351	109	206
Share of the profit or loss of associates	4	0		-1	5	0	0	0
Other income	18	21	-14	8	10	11	9	9
Total income	**1,882**	**1,854**	**2**	**871**	**1,011**	**957**	**700**	**1,089**
Staff costs	-324	-288	13	-157	-167	-176	-151	-139
Profit-based staff costs	-339	-367	-8	-161	-178	-169	-109	-235
IT expenses	-122	-111	10	-61	-61	-63	-58	-53
Other expenses	-226	-211	7	-118	-108	-125	-102	-116
Depreciation/amortization	-5	-6	-17	-2	-3	-2	-3	-3
Total expenses	**-1,016**	**-983**	**3**	**-499**	**-517**	**-535**	**-423**	**-546**
Profit before loan losses	**866**	**871**	**-1**	**372**	**494**	**422**	**277**	**543**
Loan losses, net	-3	4		-3	0	3	4	0
Operating profit	**863**	**875**	**-1**	**369**	**494**	**425**	**281**	**543**
Tax expense	-242	-245	-1	-104	-138	-100	-78	-152
Profit for the period	621	630	-1	265	356	325	203	391
Profit for the period attributable to:								
Shareholders of Swedbank AB	**549**	**532**	**3**	**236**	**313**	**271**	**181**	**326**
Minority interest	72	98	-27	29	43	54	22	65
Allocated equity	4,118	3,696	11	4,301	3,935	3,493	3,507	3,773
Return on allocated equity, %	26.7	28.8		21.9	31.8	31.0	20.6	34.6
Income items								
Income from external customers	1,732	1,770	-2	798	934	905	646	1,050
Income from transactions with other segments	150	84	79	73	77	52	54	39
Business volumes, SEK billion								
Lending	21	14	50	21	20	16	18	14
Deposits	28	23	22	28	30	22	25	23
Mutual funds & Insurance	2	1	100	2	1	1	1	1
Other investment volume	27	20	35	27	25	23	21	20
Risk-weighted volume, old principles	48	44	9	48	54	45	45	44
Total assets	378	333	14	378	400	320	344	333
Total liabilities	374	329	14	374	396	316	341	329
Full-time employees	712	644	11	712	691	668	667	644

Market conditions

For fixed income and foreign exchange trading the second quarter was distinguished by rising international interest rates. Uncertainty about future rates again led to major fluctuations in the Swedish krona and Swedish interest rates. Unpredictable market shifts in turn somewhat slowed earnings compared with the first quarter 2007 and corresponding quarter of 2006.

The securities market continued to generate high activity in the second quarter. On the other hand the market was considerably more volatile than in the first quarter. The main reason was a rapid rise in interest rates, initiated in the U.S., where the 10-year bond yield quickly rose from 4.7 to 5.3 percent. The corresponding yield in Sweden increased from 4.0 to 4.4 percent.

Despite a more volatile equity market, the Stockholm Stock Exchange still posted a gain of nearly 10 percent in the first half year.

Positive trend in new business and market shares

Activity in Swedbank Markets' areas of operation has remained high. Turnover has increased in a number of areas, as evidenced by stable or rising market shares.

Fixed income and currency trading, the largest product area, is responsible for all customer-related fixed income and foreign exchange transactions in Sweden. The product range consists of everything from simple investment solutions to structured investment or financing solutions in foreign currency designed for specific customer needs.

Activity in the credit bond market has been high. During the second quarter a number of industrial companies issued bonds for the first time in several years. Swedbank Markets has participated in a large number of issues and is one of the leading players in the area.

Turnover in the Swedish foreign exchange market continued to rise. Swedbank Markets maintained its position, substantially raising volume during the year. The number of customers in need of foreign exchange services has also increased, which is primarily evident in continued growth for the Internet trading platform FX Trade, where the number of customers has risen by 60 percent since the beginning of the year.

During the first half year Swedbank Markets greatly improved its share of customer volume in the market for government and mortgage bonds to 14-15 percent.

In addition to responsibility for institutional equity trading, Swedbank Markets' **equity operations** play an important role in providing business support to Swedbank's branch network.

Swedbank's market shares remained stable. Its share of trading on the Stockholm Stock Exchange was 4.1 percent during the first half year, in line with the corresponding year-earlier period. Its market share for trading in warrants increased from 10.9 to 13.9 percent, for market making in index options from 14.3 to 20.2 percent, and for market making in stock futures from 21.7 to 29.4 percent.

The number of online securities customers continued to rise during the second quarter and was 63 percent higher than the first half year 2006. The services launched in autumn 2006 were upgraded during the second quarter to include more functions.

Swedbank is one of the market's two largest issuers of structured products in the Swedish market. The product category mainly consists of various forms of equity linked bonds, SPAX. Swedbank increased its volume of structured products from SEK 6.8bn in the first half year 2006 to SEK 8.5bn in 2007. During the second quarter issue volume was SEK 4.1bn, against slightly over SEK 3.2bn in 2006.

Project & Corporate Finance offers qualified advice to businesses on the debt and equity markets. The positive trend continued during the second quarter, and the level of activity remained high within corporate finance and acquisition finance.

The business area **Group Transaction Services**, which consists of custody, global payment and trade finance operations, reported higher volumes in the second quarter in all areas on a year-to-year basis. Custody increased its revenue during the first half year by 20 percent compared with the first half year 2006. The increase is due to favorable market conditions with larger acquired volumes and higher transaction volumes. Trade Finance's quarterly volumes increased year-to-year. On the export side China and Russia were again the primary markets during the second quarter.

First Securities is one of Norway's leading brokerages. High activity and demand for services in all areas distinguished a successful first half year. The Oslo Stock Exchange noted strong gains.

During the second quarter the representative office in **Shanghai** was upgraded to a branch.

Awards

In the latest Prospera survey Corporate Finance ranked 3-5 in Sweden in its main segment, the tier 2 segment, out of a total of 18 national and international investment banks with regard to various corporate finance products.

The back office for fixed income and foreign exchange trading was named the best back office in a Prospera survey. And in Prospera's survey in Norway Swedbank Markets' money market back office ranked number 1 ahead of domestic banks.

Profit trend Q2 2007 vs. Q1 2007

Profit for the period decreased by SEK 77m or 25 percent to SEK 236m. The return on equity was 21.9 percent (31.8) and the cost/income ratio 0.57 (0.51). The largest decreases in profit were in First Securities and in fixed income and foreign currency trading.

Income decreased by SEK 140m or 14 percent to SEK 871m, of which income in Norway's First Securities decreased by SEK 95m or 29 percent to SEK 234m.

Expenses decreased by SEK 18m or 3 percent to SEK 499m. First Securities' expenses decreased by SEK 41m to SEK 156m.

Profit trend Q2 2007 vs. Q2 2006

Profit for the period decreased by SEK 90m or 28 percent to SEK 236m. The return on equity was 21.9 percent (34.6) and the cost/income ratio 0.57 (0.50).

Income decreased by SEK 218m or 20 percent to SEK 871m. First Securities' income decreased by SEK 199m or 46 percent.

Expenses decreased by SEK 47m or 9 percent mainly due to lower profit-based compensation. First Securities' expenses decreased by SEK 92m or 37 percent.

Profit trend first half 2007 vs. first half 2006

Profit for the period increased by SEK 17m or 3 percent to SEK 549m. The return on equity was 26.7 percent (28.8) and the cost/income ratio 0.54 (0.53).

Income increased by SEK 28m or 2 percent to SEK 1,882m. First Securities' income decreased by SEK 110m or 16 percent. Fixed income and foreign currency trading accounted for the large part of the increase.

Expenses increased by SEK 33m or 3 percent to SEK 1,016m. Contractual wages increases and new offices in Shanghai and New York contributed to the increase. First Securities' expenses decreased by SEK 45m or 11 percent.

Asset Management and Insurance

Asset Management and Insurance comprises the Swedbank Robur group and its operations in fund management, institutional and discretionary asset management, insurance and individual pension savings.

Profit trend

SEKm	Jan-Jun 2007	Jan-Jun 2006	%	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Net interest income	43	13		24	19	10	10	5
Net commission income	910	790	15	511	399	395	416	408
Net gains and losses on financial items at fair value	2	-2		1	1	2	2	-5
Share of the profit or loss of associates	0	0		0	0	0	0	0
Other income	105	85	24	50	55	59	48	58
Total income	**1,060**	**886**	**20**	**586**	**474**	**466**	**476**	**466**
Staff costs	-157	-131	20	-87	-70	-66	-64	-69
Profit-based staff costs	-21	-23	-9	-15	-6	-6	-12	-12
IT expenses	-75	-49	53	-43	-32	-38	-32	-29
Other expenses	-168	-124	35	-94	-74	-74	-56	-65
Depreciation/amortization	-1	-1	0	0	-1	0	-1	0
Total expenses	**-422**	**-328**	**29**	**-239**	**-183**	**-184**	**-165**	**-175**
Profit before loan losses	**638**	**558**	**14**	**347**	**291**	**282**	**311**	**291**
Loan losses	0	0		0	0	0	0	0
Operating profit	**638**	**558**	**14**	**347**	**291**	**282**	**311**	**291**
Tax expense	-157	-130	21	-88	-69	-70	-74	-69
Profit for the period	**481**	**428**	**12**	**259**	**222**	**212**	**237**	**222**
Allocated equity	1,719	1,671	3	1,703	1,735	1,671	1,671	1,672
Return on allocated equity, %	56.0	51.2		60.8	51.2	50.7	56.7	53.1
Income items								
Income from external customers	2,144	1,902	13	1,139	1,005	988	941	946
Income from transactions with other segments	-1,084	-1,016	7	-553	-531	-522	-465	-480
Business volumes, SEK billion								
Mutual funds & insurance	429	360	19	429	415	398	377	360
Other investment volume	212	24		212	23	26	25	24
Risk-weighted volume, old principles	0	0		0	1	1	0	0
Total assets	80	64	25	80	77	71	67	64
Total liabilities	78	62	26	78	75	69	65	62
Full-time employees	327	262	25	327	275	281	269	262

Fund savings, volumes and flows

Contributions to Swedbank Robur's own mutual funds and those it markets amounted to SEK 52.4bn (54.9) during the first half year 2007, while withdrawals amounted to SEK 55.3bn (54.7). Thus, the net outflow from Swedbank Robur's own and brokered funds was SEK 2.9bn, against a net inflow of SEK 0.2bn during the corresponding period of the previous year. In the previous year, however, PPM was included in net contributions in the first half year. Of net contributions, SEK 0.5bn (4.3) was from premium pension investments and SEK 2.3bn (2.6) from unit-linked insurance in Swedbank Insurance.

Swedbank Robur's assets under management amounted to SEK 429bn (398) as of June 30, 2007. The change since the beginning of the year is due to an appreciation in the value of fund assets of SEK 33.9bn mainly from rising stock prices during the year. The institutional asset management operations managed SEK 253bn (63), of which SEK 41bn (37) was invested in Swedbank Robur funds.

SEKbn	Jun 30 2007	Dec 31 2006	Jun 30 2006
Assets under management	429	398	360
of which:			
Swedish equities, %	*34.5*	*33.3*	*30.9*
foreign equities, %	*38.3*	*37.7*	*36.0*
interest-bearing securities, %	*27.2*	*29.0*	*33.1*
Number of customers (thousands)	2,758	2,779	2,783
Unit-linked insurance			
Assets under management	73.3	64.8	59.2
of which in Swedbank Robur's funds	*71.8*	*63.5*	*57.4*
Number of policies (thousands)	881	821	810
Discretionary asset management			
Assets under management	253	63	57
of which in Swedbank Robur's funds	*41*	*37*	*33*

Unit-linked insurance

Sales (premiums paid) of unit-linked insurance during the first half year 2007 amounted to SEK 6.2bn (6.2). Swedbank Insurance's assets under management amounted to SEK 73.3bn (64.8) on June 30. Swedbank Insurance had 881,000 (810,000) policies as of June 30, in addition to around 1 million group life insurance policies.

Market shares

Swedbank Robur's' share of net mutual fund contributions was negative (0) during the first half year.

Its market share for assets under management in the fund market was 26 percent (26) on March 31, 2007.

The market share for new unit linked insurance policies was 11 percent (11) as of March 31, 2007.

For Swedish private customers' pension savings Swedbank Robur was the market leader during the first quarter 2007 with a market share of 13 percent (12). In the corporate pension market its share remained low at 5 percent (5).

Fund management results

The majority of Swedbank Robur's funds generated a positive return during the period. Swedish equity funds increased in value by between 12 and 13 percent, while the return on the "Alleman" (public savings) funds was 12 percent.

Balanced funds increased between 3 and 9 percent, while Swedish fixed income funds appreciated in value by -0.2 to 1.5 percent.

The Small Cap Europe, Pacific and Talenten Equity Mega funds had the highest returns relative to their indexes. Among equity funds, 86 percent outperformed their comparative indexes and among balanced funds, 92 percent outperformed their indexes.

Morningstar's average rating on Swedbank Robur's funds as of June 30 was 3.25 (3.22).

Cooperation agreement with Folksam

During the first half year an agreement was signed with Folksam, as a result of which Swedbank Robur manages insurance and fund portfolios for Folksam with an aggregate value of SEK 188bn as of June 30. It also means that Swedbank Robur will acquire Folksam Fond AB, a fund management company with 22 funds and SEK 27bn in assets under management. A joint venture to administer insurance business has been established as well.

Other important events

During the period nine new funds were launched: Protect 90, a fund with a guaranteed return; BRICT, a fund focused on emerging markets; Momentum, a fund that invests in markets with strong performance; three index funds for the institutional market, Stella Sweden and Stella Europe, which are more focused regional funds that invest in a limited number of equities; and Lux China, a China fund denominated in euro.

Swedbank Insurance was selected as one of five providers of unit linked insurance in the ITP procurement. Swedbank Robur has entered into agreements with Nordnet, Avanza and Skandiabanken to distribute Swedbank Robur's funds.

Profit trend Q2 2007 vs. Q1 2007

Profit for the period increased by SEK 37m or 17 percent to SEK 259m. The cost/income ratio was 0.41 (0.39). Income increased by SEK 112m or 24 percent to SEK 586m mainly due to a higher asset volume. The cooperation with Folksam affected income in the second quarter by SEK 14m.

Expenses increased by SEK 56m or 31 percent to SEK 239m. The Folksam agreement led to a cost increase of SEK 36m during the second quarter. Profit-based staff costs also increased.

Profit trend Q2 2007 vs. Q2 2006

Profit for the period increased by SEK 37m or 17 percent. The cost/income ratio was 0.41 (0.38). Income increased by SEK 120m or 26 percent mainly due to a higher asset volume. Expenses increased by SEK 64m or 37 percent mainly due to the Folksam agreement and the expansion of the pension and insurance business.

Profit trend first half 2007 vs. first half 2006

Profit for the period increased by SEK 53m or 12 percent. The cost/income ratio was 0.40 (0.37). Income increased by SEK 174m or 20 percent to SEK 1,060m mainly due to a higher asset volume. Expenses increased by SEK 94m or 29 percent to SEK 422m mainly due to the Folksam agreement and the expansion of the pension and insurance business. The number of full-time positions increased by 65 to 327 mainly as a result of the cooperation with Folksam.

Shared Services and New Operations

The business area includes IT and other service functions; Treasury; group staffs; the group's own insurance company, Sparia; the international branches in Norway, Finland and Denmark; and the representative offices in Tokyo and Kiev.

During the second quarter the primary capital certificates in the Norwegian savings bank Nord-Norge were sold. In 2006 the shareholding in SpareBank 1 Gruppen and the primary capital certificates in the Norwegian savings banks Midt-Norge and Rogaland were sold. Consequently there are no remaining interests in Norwegian banks.

Profit trend

SEKm	Jan-Jun 2007	Jan-Jun 2006	%	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Net interest income	-123	20		-44	-79	-21	-51	-33
Net commission income	30	0		35	-5	26	-16	1
Net gains and losses on financial items at fair value	12	140	-91	67	-55	189	206	270
Share of the profit or loss of associates	47	28	68	26	21	-51	9	14
Other income	1,577	1,586	-1	756	821	788	732	818
Total income	**1,543**	**1,774**	**-13**	**840**	**703**	**931**	**880**	**1,070**
Staff costs	-741	-694	7	-369	-372	-296	-339	-309
Profit-based staff costs	-35	-24	46	-11	-24	-1	-14	-20
IT expenses	-378	-432	-13	-176	-202	-200	-156	-229
Other expenses	-460	-581	-21	-199	-261	-283	-227	-285
Depreciation/amortization	-129	-122	6	-66	-63	-68	-60	-59
Total expenses	**-1,743**	**-1,853**	**-6**	**-821**	**-922**	**-848**	**-796**	**-902**
Profit before loan losses	**-200**	**-79**		**19**	**-219**	**83**	**84**	**168**
Loan losses, net	5	1		1	4	-5	0	4
Operating profit	**-195**	**-78**		**20**	**-215**	**78**	**84**	**172**
Tax expense	129	210	-39	43	86	-82	48	-9
Profit for the period	**-66**	**132**		**63**	**-129**	**-4**	**132**	**163**
Allocated equity	8,940	6,063	47	7,701	10,179	5,188	4,648	4,958
Return on allocated equity, %	neg.	4.4		3.3	neg.	neg.	11.4	13.2
Income items								
Income from external customers	533	443	20	297	236	391	312	367
Income from transactions with other segments	1,010	1,331	-24	543	467	540	568	703
Business volumes, SEK billion								
Lending	11	5		11	9	6	5	5
Risk-weighted volume, old principles	17	8		17	16	12	9	8
Total assets	256	210	22	256	278	236	251	210
Total liabilities	253	204	24	253	267	230	245	204
Full-time employees	1,727	1,688	2	1,727	1,715	1,715	1,706	1,688

Nordic branches

Swedbank's branch office in Norway was established in 1998. The money and capital market operations as well as business with financial institutions are part of Swedbank Markets. The branch has historically served Swedish corporate customers with operations in Norway as well as a select number of Norwegian corporate customers. The customer base and credit portfolio have increased substantially in the last two years. As of 2007 greater attention is also being paid to the retail market, which is being cultivated together with EnterCard and First Securities.

Swedbank's branch office in Denmark was established in spring 2005. In autumn 2006 a second branch was opened. The plan is to establish a third branch in 2007. The branches target both retail and corporate customers. The market share among Öresund commuters is estimated at 30 percent.

Swedbank's branch in Finland was founded in autumn 2005. Its focus is on Swedish corporate customers with operations in Finland, Finnish corporate customers with business in the Baltics and Russia, and a select number of other Finnish corporate customers.

Lending by the Nordic branches amounted to SEK 11bn as of June 30, 2007, an increase of SEK 2bn from the previous quarter and SEK 6bn in one year. The increase was primarily in Norway. The number of full-time positions was 48, an increase of 21 in one year.

Ukraine

In early July Swedbank finalized its acquisition of the Ukrainian bank TAS-Kommerzbank (TAS). Based in Kiev, TAS has 190 branches, 3,000 employees, 135,000 retail customers and 17,000 corporate customers.

The purchase price amounts to USD 735m, including an equity contribution of USD 50m. An additional payment of up to USD 250m is payable in three years, subject to the financial performance of the bank.

The acquisition of TAS is in line with Swedbank's strategy to expand its operations in Eastern Europe, where it is the market leader in the Baltic countries and has developing operations in Russia. A strong growth outlook, coupled with low penetration for financial services, offers Swedbank the opportunity to establish and develop a meaningful profit contributor.

Shared Services

Shared Services comprises slightly over 1,300 full-time positions and is responsible for IT, back office and other shared support functions in Sweden.

The purchasing process previously introduced in Sweden was implemented in the Baltic countries during the report period. Since the start of the year Swedbank therefore uses uniform routines and coordinates all group purchases.

Shared Services is continuing to improve the efficiency of the bank's processes using structured methodologies. The work is being done in cooperation with Swedish Banking, Baltic Banking and Swedbank Markets. A number of shared projects are also being conducted with the Baltic operations in the areas of IT operations, management and development in order to further improve efficiencies.

Group staffs

The priority duties for the group staffs during the period included preparations for the announced acquisition of TAS Kommerzbank in Ukraine, implementation of the new capital adequacy rules and work with the money laundering directive.

Profit trend Q2 2007 vs. Q1 2007

Profit for the period amounted to SEK 63m (-129). The improvement was mainly due to higher income in Group Treasury, including the internal bank.

The large part of the business area's income is from services sold internally by Shared Services and group functions to other operating areas, primarily Swedish Banking.

Total income increased by SEK 137m or 19 percent to SEK 840m. For the Nordic branches income increased by SEK 8m. Income in the form of dividends and changes in the value of the holding of Norwegian primary capital certificates decreased by SEK 12m. Income from Group Treasury, including the internal bank, increased by SEK 150m. The share of profit in associates increased by SEK 5m due to improved profit in Värdepapperscentralen, VPC.

Expenses decreased by SEK 101m or 11 percent to SEK 821m. Profit-based staff costs decreased by SEK by SEK 13m. IT and other expenses decreased by SEK 88m.

Profit trend Q2 2007 vs. Q2 2006

Profit for the period decreased by SEK 100m to SEK 63m. The decrease was mainly due to the fact that the current period lacked the same significant appreciation in the value of the shareholding in Norway's SpareBank 1 Gruppen and the primary capital certificates in Norwegian savings banks as in 2006.

Total income decreased by SEK 230m or 21 percent to SEK 840m. Income in the form of dividends and changes in the value of the holdings in SpareBank 1 Gruppen and primary capital certificates was SEK 349m lower. For the Nordic branches income increased by SEK 23m mainly through higher business volumes. Income from Group Treasury, including the internal bank, increased by SEK 118m. The share of profit in associates increased by SEK 12m.

Expenses decreased by SEK 81m or 9 percent to SEK 821m.

Profit trend first half 2007 vs. first half 2006

Profit for the period decreased by SEK 198m to SEK -66m. The decrease was mainly due to lower income from the holdings in SpareBank 1 Gruppen and Norwegian savings banks that have since been sold.

Total income decreased by SEK 231m or 13 percent to SEK 1,543m. Of the decrease, SEK 232m is due to SpareBank 1 Gruppen and the primary capital certificates. For the Nordic branches income increased by SEK 41m mainly through higher business volumes. Income from Group Treasury, including the internal bank, decreased by SEK 32m. The share of profit in associates increased by SEK 19m.

Expenses decreased by SEK 110m or 6 percent to SEK 1,743m.

Eliminations

SEKm	Jan-Jun 2007	Jan-Jun 2006	%	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006
Net interest income	-2	0		6	-8	-7	-3	0
Net commission income	0	0		0	0	1	0	1
Net gains and losses on financial items at fair value	2	-1		-6	8	0	4	-1
Share of the profit or loss of associates	0	0		0	0	0	0	0
Other income	-1,471	-1,487	-1	-737	-734	-705	-694	-764
Total income	**-1,471**	**-1,488**	**-1**	**-737**	**-734**	**-711**	**-693**	**-764**
Staff costs	8	2		2	6	16	10	2
Profit-based staff costs	0	0		0	0	0	0	0
IT expenses	479	518	-8	237	242	232	204	269
Other expenses	984	968	2	498	486	463	479	493
Depreciation/amortization	0	0		0	0	0	0	0
Total expenses	**1,471**	**1,488**	**-1**	**737**	**734**	**711**	**693**	**764**
Income items								
Income from external customers	-427	-91		-177	-250	-106	-160	-21
Income from transactions with other segments	-1,044	-1,397	-25	-560	-484	-605	-533	-743
Business volumes, SEK billion								
Mutual funds & insurance	-276	-236	17	-276	-267	-257	-245	-236
Other investment volume	-21	-16	31	-21	-20	-18	-16	-16
Total assets	-340	-287	18	-340	-404	-305	-315	-287
Total liabilities	-340	-287	18	-340	-404	-305	-315	-287

Index of financial information

Income statement, group

SEKm	Q2 2007	Q1 2007	%	Q2 2006	%	Jan-Jun 2007	Jan-Jun 2006	%	Full-year 2006
Interest income	*15,971*	*14,751*	*8*	*11,168*	*43*	*30,722*	*21,615*	*42*	*47,165*
Interest expenses	*-11,380*	*-10,250*	*11*	*-7,139*	*59*	*-21,630*	*-14,080*	*54*	*-31,188*
Net interest income	**4,591**	**4,501**	**2**	**4,029**	**14**	**9,092**	**7,535**	**21**	**15,977**
Commission income	*3,305*	*2,998*	*10*	*3,047*	*8*	*6,303*	*5,730*	*10*	*11,465*
Commissions expenses	*-753*	*-709*	*6*	*-694*	*9*	*-1,462*	*-1,279*	*14*	*-2,596*
Net commission income (Note 1)	**2,552**	**2,289**	**11**	**2,353**	**8**	**4,841**	**4,451**	**9**	**8,869**
Net gains and losses on financial items at fair value (Note 2)	579	530	9	786	-26	1,109	1,317	-16	2,738
Insurance premiums	*538*	*369*	*46*	*344*	*56*	*907*	*652*	*39*	*1,353*
Insurance provisions	*-447*	*-290*	*54*	*-244*	*83*	*-737*	*-535*	*38*	*-1,089*
Net insurance	**91**	**79**	**15**	**100**	**-9**	**170**	**117**	**45**	**264**
Share of the profit or loss of associates	95	119	-20	58	64	214	195	10	222
Other income	318	275	16	252	26	593	506	17	1,127
Total income	**8,226**	**7,793**	**6**	**7,578**	**9**	**16,019**	**14,121**	**13**	**29,197**
Staff costs	-2,016	-1,932	4	-1,791	13	-3,948	-3,603	10	-7,253
Profit-based staff costs	-409	-390	5	-412	-1	-799	-704	13	-1,307
Other general administrative expenses	-1,539	-1,454	6	-1,543	0	-2,993	-2,934	2	-5,920
Total general administrative expenses	**-3,964**	**-3,776**	**5**	**-3,746**	**6**	**-7,740**	**-7,241**	**7**	**-14,480**
Depreciation/amortization and impairments of tangible and intangible fixed assets	-160	-161	-1	-156	3	-321	-311	3	-659
Total expenses	**-4,124**	**-3,937**	**5**	**-3,902**	**6**	**-8,061**	**-7,552**	**7**	**-15,139**
Profit before loan losses	**4,102**	**3,856**	**6**	**3,676**	**12**	**7,958**	**6,569**	**21**	**14,058**
Loan losses, net (Note 3)	-102	-49		116		-151	66		205
Operating profit	**4,000**	**3,807**	**5**	**3,792**	**5**	**7,807**	**6,635**	**18**	**14,263**
Tax expense	-856	-851	1	-938	-9	-1,707	-1,477	16	-3,211
Profit for the period	3,144	2,956	6	2,854	10	6,100	5,158	18	11,052
Profit for the period attributable to:									
Shareholders of Swedbank AB	**3,112**	**2,910**	**7**	**2,786**	**12**	**6,022**	**5,056**	**19**	**10,880**
Minority interest	32	46	-30	68	-53	78	102	-24	172
Earnings per share, SEK	6.03	5.65		5.40		11.68	9.81		21.11

See page 35 for number of shares.

Quarterly income statement, group

SEKm	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Net interest income	4,591	4,501	4,303	4,139	4,029	3,506	3,953	3,881
Net commission income	2,552	2,289	2,309	2,109	2,353	2,098	1,896	1,910
Net gains and losses on financial items at fair value	579	530	908	513	786	531	765	768
Net insurance	91	79	80	67	100	17	67	38
Share of the profit or loss of associates	95	119	-26	53	58	137	48	124
Other income	318	275	338	283	252	254	268	1,677
Total income	**8,226**	**7,793**	**7,912**	**7,164**	**7,578**	**6,543**	**6,997**	**8,398**
Staff costs	-2,016	-1,932	-1,878	-1,772	-1,791	-1,812	-1,731	-1,700
Profit-based staff costs	-409	-390	-302	-301	-412	-292	-378	-349
Other general administrative expenses	-1,539	-1,454	-1,724	-1,262	-1,543	-1,391	-1,447	-1,182
Total general administrative expenses	**-3,964**	**-3,776**	**-3,904**	**-3,335**	**-3,746**	**-3,495**	**-3,556**	**-3,231**
Depreciation/amortization and impairments of tangible and intangible fixed assets	-160	-161	-193	-155	-156	-155	-161	-133
Total expenses	**-4,124**	**-3,937**	**-4,097**	**-3,490**	**-3,902**	**-3,650**	**-3,717**	**-3,364**
Profit before loan losses	**4,102**	**3,856**	**3,815**	**3,674**	**3,676**	**2,893**	**3,280**	**5,034**
Loan losses, net	-102	-49	72	67	116	-50	-1	-97
Operating profit	**4,000**	**3,807**	**3,887**	**3,741**	**3,792**	**2,843**	**3,279**	**4,937**
Tax expense	-856	-851	-928	-806	-938	-539	-675	-817
Profit for the period	3,144	2,956	2,959	2,935	2,854	2,304	2,604	4,120
Profit for the period attributable to:								
Shareholders of Swedbank AB	**3,112**	**2,910**	**2,913**	**2,911**	**2,786**	**2,270**	**2,570**	**4,037**
Minority interest	32	46	46	24	68	34	34	83

Capital adequacy

New capital adequacy rules ("Basel II")

On February 1, 2007 Sweden introduced new capital adequacy rules, Basel II. The rules are based on the so-called Basel Accord and are being introduced throughout the EU according to the provisions of the EU's Banking Directive and Capital Requirements Directive. According to the new rules, the capital requirement will be more closely linked to the institute's risk profile. One of the changes is that the minimum capital adequacy requirement for credit risks may now be based on Swedbank's internal risk measurement according to the Internal Ratings-Based Approach ("IRB"), contingent on the permission of the Financial Supervisory Authority. Another important change is that a capital adequacy requirement for operational risks has been added to the existing capital adequacy requirement for credit risks and market risks.

The transition to rules that are based to a greater extent on internal risk measurement entails substantial changes in the minimum capital requirement for the majority of institutions. As a result, capital floors apply during a three-year period through 2009. According to these transitional arrangements, the minimum capital requirement in 2007 may not fall below 95 percent of the capital requirement calculated according to the older rules, with the exception of certain adjustments. In 2008 the floor will be lowered to 90 percent and in 2009 to 80 percent of the capital requirement calculated according to the older rules.

Swedbank has obtained permission from the Swedish FSA to apply IRB

The method will be rolled out in the Swedbank financial companies group during a three-year period. As of 2007 the method is applied in the Swedish business, including the branch offices in New York and Oslo, with the exception of Swedbank Finans, the EnterCard group and certain exposure classes such as the Swedish state and Swedish municipalities, where the method is considered less suitable. In the table in the following page, Swedbank's capital adequacy as of June 30 is shown according to the new rules, with comparable and historical figures according to older rules.

Swedbank financial comapnies group SEKm	Jun 30 2007	According to older rules Jun 30 2007	Dec 31 2006	Jun 30 2006
Primary capital	49,535	50,535	47,497	42,957
Supplementary capital	26,656	27,658	26,067	26,233
Less shares, etc.	-1,867	-2,456	-2,634	-3,081
Capital base	**74,324**	**75,737**	**70,930**	**66,109**
Risk-weighted assets	**552,800**	**804,338**	**726,712**	**663,691**
Capital requirement for credit risks, older rules	16,137	62,639	56,657	51,454
Capital requirement for credit risks, IRB	24,277			
Capital requirement for settlement risks	12	12	5	4
Capital requirement for market risks	1,129	1,696	1,475	1,637
whereof risks in the trading book outside VaR	*885*	*1,452*	*1,277*	*1,260*
whereof currency risks outside VaR	*1*	*1*		*196*
whereof risks where VaR models are applied	*243*	*243*	*198*	*181*
Capital requirement for operational risks	2,669			
Capital requirement	**44,224**	**64,347**	**58,137**	**53,095**
Supplement during transition period	15,307			
Capital requirement including supplement	**59,531**			
Tier 1 capital ratio, % excluding supplement	9.0	6.3	6.5	6.5
Capital adequacy ratio, % excluding supplement	13.4	9.4	9.8	10.0
Capital base in relation to capital requirement excluding supplement	1.68	1.18	1.22	1.25
Tier 1 capital ratio, % including supplement	6.7			
Capital adequacy ratio, % including supplement	10.0			
Capital base in relation to capital requirement including supplement	1.25			

As of June 30, 2007 the Swedbank financial companies group included the Swedbank group, EnterCard Holding AB, Eskilstuna Rekarne Sparbank AB, Färs och Frosta Sparbank AB, Swedbank Sjuhärad AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB and Bankernas Depå AB. The group's insurance companies are not included according to the capital adequacy rules for financial companies groups.

Capital base

As indicated in the table above, tier 1 capital and the capital base are lower when calculated according to the new capital adequacy rules. This is primarily because of a deduction from the capital base for the amount by which the expected loss exceeds the provisions in the accounts for the part of the portfolio calculated according to IRB. Half of this deduction is in tier 1 capital.

These expected losses are estimated according to current laws and regulations and with information from Swedbank's internal risk classification system. Swedbank's calculations are characterized by prudence, so that risks are overestimated rather than underestimated. In addition, the Swedish FSA's instructions have built additional safety margins into the risk classification system. As a result, expected losses according to the new capital adequacy rules exceed the bank's best estimate of loss levels and required provisions.

Capital requirement for credit risks according to older rules

In 2007 the 2006 capital adequacy rules are applied to exposures where IRB is not applied.

Capital requirements for credit risks according to IRB

As indicated in the table above, the capital requirement for the part of the portfolio now calculated according to IRB decreased by 48 percent, from SEK 46 502m to SEK 24,277m. The principal decrease is in the household portfolio, while the effect in the corporate portfolio is mixed. The capital requirement increases significantly for certain credits at the same time it decreases significantly for others. At portfolio level the capital requirement also decreases in the corporate segment, albeit less than in the household segment. Since the first report on the capital requirement for credit risks according to IRB as of March 31, 2007 the methods have been refined, as a result of which the capital requirement has further decreased.

Credit risks, IRB Jun 30, 2007 SEKm	Exposure after credit risk protection	Average risk weight	Capital requirement
Total credit risks, IRB	**1,152,443**	**26%**	**24,277**
whereof institutional exposures	*256,997*	*10%*	*2,096*
whereof corporate exposures	*272,352*	*79%*	*17,135*
whereof retail exposures	*592,756*	*10%*	*4,655*
whereof equity exposures	*41*	*290%*	*9*
whereof other non credit-obligation asset exposures	*30,297*	*16%*	*382*

Market risks

Swedbank has obtained permission from the Swedish FSA to calculate the capital requirement for general interest rate risk in the trading book of Swedbank AB and the Hansabank group with its own Value at Risk model. The permission also covers general and specific share price risk in Swedbank AB as well as currency risk in Swedbank AB and the Hansabank group.

The capital requirement for other market risks therefore relates to specific interest rate risk, share price risk in the Hansabank group, market risks in First Securities' trading book and currency exposures outside Swedbank AB and the Hansabank group. Counterparty risks in the trading book were previously reported as market risks, but are now reported as credit risk according to the new capital adequacy rules.

Operational risk

Swedbank has chosen the standardized method to calculate operational risk. According to the Swedish FSA, Swedbank meets the qualitative requirements to apply this method.

Income statement, parent company

SEKm	Q2 2007	Q1 2007	%	Q2 2007	%	Jan-Jun 2007	Jan-Jun 2006	%	Full-year 2006
Interest income	*9,243*	*8,314*	*11*	*5,866*	*58*	*17,557*	*11,159*	*57*	*24,972*
Interest expenses	*-7,393*	*-6,390*	*16*	*-3,929*	*88*	*-13,783*	*-7,710*	*79*	*-17,885*
Net interest income	**1,850**	**1,924**	**-4**	**1,937**	**-4**	**3,774**	**3,449**	**9**	**7,087**
Dividends received	426	253	68	311	37	679	481	41	1,836
Commission income	*1,414*	*1,392*	*2*	*1,634*	*-13*	*2,806*	*3,178*	*-12*	*6,202*
Commission expenses	*-159*	*-247*	*-36*	*-386*	*-59*	*-406*	*-714*	*-43*	*-1,404*
Net commission income (Note 1)	**1,255**	**1,145**	**10**	**1,248**	**1**	**2,400**	**2,464**	**-3**	**4,798**
Net gains and losses on financial items at fair value (Note 2)	40	113	-65	209	-81	153	557	-73	1,546
Other income	340	270	26	237	43	610	459	33	1,047
Total income	**3,911**	**3,705**	**6**	**3,942**	**-1**	**7,616**	**7,410**	**3**	**16,314**
General administrative expenses									
- Staff costs	-1,606	-1,544	4	-1,513	6	-3,150	-3,033	4	-5,954
- Other expenses	-1,016	-994	2	-1,022	-1	-2,010	-2,026	-1	-4,090
Total general administrative expenses	**-2,622**	**-2,538**	**3**	**-2,535**	**3**	**-5,160**	**-5,059**	**2**	**-10,044**
Depreciation/amortization and impairments of tangible and intangible fixed assets	-65	-64	2	-70	-7	-129	-137	-6	-268
Amortization of goodwill	-29	-30	-3	-29	0	-59	-59	0	-119
Total expenses	**-2,716**	**-2,632**	**3**	**-2,634**	**3**	**-5,348**	**-5,255**	**2**	**-10,431**
Profit before loan losses	**1,195**	**1,073**	**11**	**1,308**	**-9**	**2,268**	**2,155**	**5**	**5,883**
Loan losses, net (Note 3)	-45	42		200		-3	212		479
Impairment of financial fixed assets									-4
Operating profit	**1,150**	**1,115**	**3**	**1,508**	**-24**	**2,265**	**2,367**	**-4**	**6,358**
Appropriations	-4	-4	0	-4	0	-8	-8	0	138
Tax expense	-225	-263	-14	-291	-23	-488	-432	13	-1,461
Profit for the period	**921**	**848**	**9**	**1,213**	**-24**	**1,769**	**1,927**	**-8**	**5,035**

Balance sheet

SEKm	Group Jun 30 2007	Group Dec 31 2006	Group Jun 30 2006	Parent company Jun 30 2007	Parent company Dec 31 2006	Parent company Jun 30 2006
Assets						
Loans to credit institutions	183,046	161,097	150,180	364,981	322,643	286,688
Loans to the public	1,032,661	946,319	893,206	318,318	273,669	268,112
Interest-bearing securities	104,971	99,600	86,190	108,764	105,960	92,211
Shares and participating interests	83,052	72,589	68,217	43,480	42,733	45,165
- for which customers bear the investment risk	*73,714*	*65,008*	*58,493*			
Derivatives	32,601	23,864	24,854	29,592	22,934	22,798
Other assets	58,595	49,520	51,481	18,905	14,692	15,467
Total assets	**1,494,926**	**1,352,989**	**1,274,128**	**884,040**	**782,631**	**730,441**
Liabilities and equity						
Amounts owed to credit institutions	130,985	130,642	128,866	179,005	174,727	177,441
Deposits and borrowings from the public	426,425	400,035	372,712	332,762	315,490	296,758
Debt securities in issue, etc	631,852	561,208	535,095	191,960	145,581	117,766
Financial liabilities for which customers bear the investment risk	74,135	65,289	58,643			
Derivatives	35,047	31,607	30,815	30,632	25,144	24,919
Other liabilities and provisions	97,692	69,506	58,607	78,621	50,008	46,477
Subordinated liabilities	36,595	34,425	34,512	34,092	32,140	30,491
Untaxed reserves				3,226	3,226	3,358
Equity	62,195	60,277	54,858	33,742	36,315	33,231
- Minority	*232*	*303*	*341*			
- Shareholders	*61,963*	*59,974*	*54,517*	*33,742*	*36,315*	*33,231*
Total liabilities and equity	**1,494,926**	**1,352,989**	**1,274,128**	**884,040**	**782,631**	**730,441**
Assets pledged for own liabilities				67,166	91,792	67,061
Other assets pledged				10,385	11,817	11,165
Contingent liabilities				28,764	39,991	40,302
Commitments				135,592	106,489	94,318

Cash flow statement

SEKm	Group Jan-Jun 2007	Group Jan-Jun 2006	Group Full-year 2006	Parent company Jan-Jun 2007	Parent company Jan-Jun 2006	Parent company Full-year 2006
Cash and cash equivalents at beginning of period *)	**83,032**	**89,514**	**89,514**	**76,779**	**96,074**	**96,074**
Operating activities	-47,322	-24,501	-58,747	-13,685	-14,093	-58,955
Investing activities	-250	-427	1,076	27	-74	1,264
Financing activities	53,980	24,315	52,074	29,591	7,120	38,396
Cash flow for the period	**6,408**	**-613**	**-5,597**	**15,933**	**-7,047**	**-19,295**
Exchange rate differences on cash and cash equivalents	531	-382	-885			
Cash and cash equivalents in acquired entities	5	0	0			
Cash and cash equivalents at end of period *)	**89,976**	**88,519**	**83,032**	**92,712**	**89,027**	**76,779**
*) of which, securities pledged for OMX						
- at beginning of period	4,384	2,729	2,729	4,384	2,729	2,729
- at end of period	4,084	2,208	4,384	4,084	2,208	4,384

Turnover of own debt instruments

The Swedbank group issues and repurchases its own debt instruments. This turnover is intended for the group's securities operations and as a component in financing its operations. The turnover of interest-bearing securities, bonds and commercial paper during the period was as follows:

Issued (sold) SEK 118bn (115)
Redeemed (bought) SEK -113bn (-129)

Statement of changes in equity, group

SEKm	Minority interest	Shareholders' equity			Total equity
		Capital contibutions	Other equity	Total	
Opening balance January 1, 2006	**232**	**14,674**	**38,963**	**53,637**	**53,869**
Currency translation from foreign operations	-2		-250	-250	-252
Deferred tax			-61	-61	-61
Net income for the period recognized directly in equity	**-2**	**0**	**-311**	**-311**	**-313**
Profit for the period reported via income statement	102		5,056	5,056	5,158
Total profit for the period	**100**	**0**	**4,745**	**4,745**	**4,845**
Dividend	-107		-3,865	-3,865	-3,972
Sold to minority	116				116
Closing balance June 30, 2006	**341**	**14,674**	**39,843**	**54,517**	**54,858**
Opening balance January 1, 2006	**232**	**14,674**	**38,963**	**53,637**	**53,869**
Currency translation of foreign operations	-11		-541	-541	-552
Deferred tax			-137	-137	-137
Net income for the period recognized directly in equity	**-11**	**0**	**-678**	**-678**	**-689**
Profit for the period reported via income statement	172		10,880	10,880	11,052
Total profit for the period	**161**	**0**	**10,202**	**10,202**	**10,363**
New share issue	20				20
Dividend	-107		-3,865	-3,865	-3,972
Decrease share capital		-299	299	0	
Bonus issue		516	-516	0	
Acquisition from minority	-3				-3
Closing balance December 31, 2006	**303**	**14,891**	**45,083**	**59,974**	**60,277**
Opening balance January 1, 2007	**303**	**14,891**	**45,083**	**59,974**	**60,277**
Cash flow hedge accounting			-198	-198	-198
Deferred tax considering cash flow hedge accounting			35	35	35
Currency translation of foreign operations	13		277	277	290
Deferred tax considering currency translation of foreign operations			105	105	105
Net income for the period recognized directly in equity	**13**	**0**	**219**	**219**	**232**
Profit for the period reported via income statement	78		6,022	6,022	6,100
Total profit for the period	**91**	**0**	**6,241**	**6,241**	**6,332**
Dividend	-172		-4,252	-4,252	-4,424
New minority interest on acquisitions of subsidiaries	10				10
Closing balance June 30, 2007	**232**	**14,891**	**47,072**	**61,963**	**62,195**

Statement of changes in equity, parent company

SEKm	Restricted equity	Non-restricted equity	Total equity
Closing balance December 31, 2005	**17,312**	**17,702**	**35,014**
Change in accounting policy relating to FFFS 2006:16		155	155
Adjusted opening balance January 1, 2006	**17,312**	**17,857**	**35,169**
Dividend		-3,865	-3,865
Profit for the period		1,927	1,927
Closing balance June 30, 2006	**17,312**	**15,919**	**33,231**
Closing balance December 31, 2005	**17,312**	**17,702**	**35,014**
Change in accounting policy relating to FFFS 2006:16		155	155
Adjusted opening balance January 1, 2006	**17,312**	**17,857**	**35,169**
Dividend		-3,865	-3,865
Reduction of the share capital	-299	299	0
Stock dividend	299	-299	0
Group contribution net		-24	-24
Profit for the period		5,035	5,035
Closing balance December 31, 2006	**17,312**	**19,003**	**36,315**
Opening balance January 1, 2007	**17,312**	**19,003**	**36,315**
Cash flow hedge accounting		-125	-125
Deferred tax		35	35
Net income for the period recognized directly in equity		**-90**	**-90**
Profit for the period		1,769	1,769
Total profit for the period		**1,679**	**1,679**
Dividend		-4,252	-4,252
Closing balance June 30, 2007	**17,312**	**16,430**	**33,742**

Lending, group

SEKbn	Jun 30 2007	Dec 31 2006	%	Jun 30 2006	%
Private individuals	517.2	479.9	8	443.8	17
of which Swedbank Mortgage AB	*401.3*	*379.2*	*6*	*357.4*	*12*
Real estate management	200.8	190.9	5	174.9	15
Retail, hotels, restaurants	37.2	34.1	9	30.8	21
Construction	14.2	12.9	10	12.1	17
Manufacturing	33.2	30.1	10	28.0	19
Transportation	18.9	16.5	15	14.4	31
Forestry and agriculture	47.4	45.3	5	43.3	9
Other service businesses	41.2	36.5	13	30.4	36
Other business lending	74.3	58.8	26	60.2	23
Municipalities	15.4	13.9	11	14.4	7
Total lending to the public, excl. repos	**999.8**	**918.9**	**9**	**852.3**	**17**
of which Baltic Banking Operations	*161.1*	*133.6*	*21*	*107.6*	*50*
Credit institutions incl. Nat'l Debt Office	72.1	78.4	-8	58.6	23
Repurchase agreements (repos)	143.8	110.1	31	132.5	9
Total lending	**1,215.7**	**1,107.4**	**10**	**1,043.4**	**17**

Savings and investments, group

SEKbn	Jun 30 2007	Dec 31 2006	%	Jun 30 2006	%
Deposits from the public					
Households	250.4	223.4	12	209.8	19
Other deposits from the public	161.0	153.3	5	136.6	18
Total deposits from the public	**411.4**	**376.7**	**9**	**346.4**	**19**
of which Baltic Banking Operations	*92.9*	*84.4*	*10*	*75.0*	*24*
Discretionary asset management *	211.8	25.8		24.3	
Fund assets under management	446.0	411.2	8	369.1	21
of which unit-linked insurance in own companies	*71.8*	*63.5*	*13*	*57.4*	*25*
Retail bonds, interest-bearing	1.1	1.1	-2	1.1	0
Retail bonds, equity linked	26.7	23.3	15	20.4	31
Total savings and investments	**1,097.0**	**838.1**	**31**	**761.3**	**44**

* excluding investments in Swedbank Robur's funds

Note 1. Net commission income

Group SEKm	Q2 2007	Q1 2007	Q2 2006	Jan-Jun 2007	Jan-Jun 2006	Full-year 2006
Commission income						
Payment processing	1,143	1,033	995	2,176	1,905	4,010
Lending	178	148	189	326	318	605
Brokerage	242	289	258	531	552	989
Asset management	1,126	972	937	2,098	1,851	3,719
Other securities	15	24	33	39	57	119
Other	601	532	635	1,133	1,047	2,023
Total	**3,305**	**2,998**	**3,047**	**6,303**	**5,730**	**11,465**
Commission expenses						
Payment processing	-400	-370	-356	-770	-664	-1,376
Securities	-73	-70	-62	-143	-116	-240
Other	-280	-269	-276	-549	-499	-980
Total	**-753**	**-709**	**-694**	**-1,462**	**-1,279**	**-2,596**
Total net commission income	**2,552**	**2,289**	**2,353**	**4,841**	**4,451**	**8,869**

Parent company SEKm	Q2 2007	Q1 2007	Q2 2006	Jan-Jun 2007	Jan-Jun 2006	Full-year 2006
Commission income						
Payment processing	474	451	697	925	1,342	2,591
Lending	86	80	119	166	191	346
Brokerage	103	126	119	229	261	460
Asset management	475	452	434	927	871	1,726
Other securities	12	23	31	35	53	100
Other	264	260	234	524	460	979
Total	**1,414**	**1,392**	**1,634**	**2,806**	**3,178**	**6,202**
Commission expenses						
Payment processing	-106	-121	-292	-227	-542	-991
Securities	-42	-44	-39	-86	-75	-154
Other	-11	-82	-55	-93	-97	-259
Total	**-159**	**-247**	**-386**	**-406**	**-714**	**-1,404**
Total net commission income	**1,255**	**1,145**	**1,248**	**2,400**	**2,464**	**4,798**

Note 2. Net gains and losses on financial items at fair value

Group SEKm	Q2 2007	Q1 2007	Q2 2006	Jan-Jun 2007	Jan-Jun 2006	Full-year 2006
Trading, derivatives and fair value option						
Shares/participating interests	345	225	428	570	594	1,241
- Of which change in value	*20*	*193*	*147*	*213*	*300*	*935*
- Of which dividend	*325*	*32*	*281*	*357*	*294*	*306*
Interest-bearing instruments	-68	-50	72	-118	418	733
- Of which change in value	*-68*	*-50*	*72*	*-118*	*418*	*733*
Other financial instruments	-36	-51	26	-87	23	-74
- Of which change in value	*-36*	*-51*	*26*	*-87*	*23*	*-74*
Total	**241**	**124**	**526**	**365**	**1,035**	**1,900**
Interest income compensation, claims valued at cost	**5**	**6**	**13**	**11**	**35**	**51**
Changes in exchange rates	**333**	**400**	**247**	**733**	**247**	**787**
Total net gains and losses on financial items at fair value	**579**	**530**	**786**	**1,109**	**1,317**	**2,738**

Parent company SEKm	Q2 2007	Q1 2007	Q2 2006	Jan-Jun 2007	Jan-Jun 2006	Full-year 2006
Capital gains/losses						
Shares/participating interests	-168	-196	181	-364	507	1,082
Interest-bearing securities	39	47	211	86	251	652
Total	**-129**	**-149**	**392**	**-278**	**758**	**1,734**
Unrealized changes in value						
Shares/participating interests	112	281	7	393	-214	-392
Interest-bearing securities	-168	-190	-383	-358	57	347
Other financial instruments			74		-56	-397
Total	**-56**	**91**	**-302**	**35**	**-213**	**-442**
Changes in exchange rates	**225**	**171**	**119**	**396**	**12**	**254**
Total net gains and losses on financial items at fair value	**40**	**113**	**209**	**153**	**557**	**1,546**

Note 3. Loan losses, net, and change in the value of property taken over

Group SEKm	Q2 2007	Q1 2007	Q2 2006	Jan-Jun 2007	Jan-Jun 2006	Full-year 2006
Loans assessed individually						
The period's write-off for established loan losses	-102	-58	-77	-160	-238	-493
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established losses	72	39	56	111	133	207
The period's provisions for anticipated loan losses	-44	-106	-95	-150	-160	-222
Recoveries from previous years' established loan losses	55	23	115	78	161	225
Recovered provisions no longer necessary for anticipated loan losses	31	61	59	92	109	264
Net expense for the period	**12**	**-41**	**58**	**-29**	**5**	**-19**
Collective provisions for loans assessed individually						
Allocations/withdrawals from collective provisions	**-71**	**7**	**89**	**-64**	**118**	**319**
Collectively valued homogeneous groups of loans with limited value and similar credit risk						
The period's write-off for established loan losses	-21	-16	-18	-37	-33	-61
Recoveries from previous years' established loan losses	7	7	2	14	4	9
Allocations to/withdrawals from loan loss reserve	-18	-13	-11	-31	-6	-17
The period's net expense for collectively valued homogenous claims	**-32**	**-22**	**-27**	**-54**	**-35**	**-69**
Contingent liabilities						
The period's net expense for discharged guarantees and other contingent liabilities	**-7**	**-6**	**13**	**-13**	**-5**	**-5**
The period's net loan loss expense	**-98**	**-62**	**133**	**-160**	**83**	**226**
Change in the value of property taken over	**-4**	**13**	**-17**	**9**	**-17**	**-21**
Total loan losses, net and change in value of property taken over	**-102**	**-49**	**116**	**-151**	**66**	**205**

Parent company SEKm	Q2 2007	Q1 2007	Q2 2006	Jan-Jun 2007	Jan-Jun 2006	Full-year 2006
Loans assessed individually						
The period's write-off for established loan losses	-85	-41	-61	-126	-195	-398
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established losses	60	30	50	90	110	171
The period's provisions for anticipated loan losses	-16	-24	-59	-40	-77	-118
Recoveries from previous years' established loan losses	17	5	83	22	99	124
Recovered provisions no longer necessary for anticipated loan losses	19	35	43	54	57	148
Net expense for the period	**-5**	**5**	**56**	**0**	**-6**	**-73**
Collective provisions for loans assessed individually						
Allocations/withdrawals from collective provisions	**-15**	**50**	**171**	**35**	**256**	**590**
Collectively valued homogeneous groups of loans with limited value and similar credit risk						
The period's write-off for established loan losses	-11	-8	-12	-19	-24	-43
Recoveries from previous years' established loan losses	0	0	0	0	0	0
Allocations to/withdrawals from loan loss reserve	-6	-5	-6	-11	0	7
The period's net expense for collectively valued homogenous claims	**-17**	**-13**	**-18**	**-30**	**-24**	**-36**
Contingent liabilities						
The period's net expense for discharged guarantees and other contingent liabilities	**-4**	**-13**	**8**	**-17**	**3**	**20**
The period's net loan loss expense	**-41**	**29**	**217**	**-12**	**229**	**501**
Change in the value of property taken over	**-4**	**13**	**-17**	**9**	**-17**	**-22**
Total loan losses, net and change in value of property taken over	**-45**	**42**	**200**	**-3**	**212**	**479**

Note 4. Loans to credit institutions and loans to the public

SEKm	Group Jun 30 2007	Dec 31 2006	Jun 30 2006	Parent company Jun 30 2007	Dec 31 2006	Jun 30 2006
Book value (before recognized provisions)	1,218,961	1,110,595	1,046,949	684,895	598,037	557,066
Specific provisions for individually assessed claims	-637	-681	-807	-318	-423	-534
Provisions for collectively valued homogeneous groups of claims with limited value and similar credit risk	-148	-124	-161	-78	-67	-74
Collective provisions for individually assessed claims	-2,469	-2,374	-2,595	-1,200	-1,235	-1,569
Total provisions	**-3,254**	**-3,179**	**-3,563**	**-1,596**	**-1,725**	**-2,177**
Book value	**1,215,707**	**1,107,416**	**1,043,386**	**683,299**	**596,312**	**554,889**
Book value of impaired loans	971	825	937	314	323	346
Property taken over to protect claims:						
- Buildings and land	0	1	1	0	0	0
- Shares and participating interests	45	40	45	41	36	40
- Other	2	2	2	0	0	0
Total	**47**	**43**	**48**	**41**	**36**	**40**
Impaired loans as % of total lending	0.08	0.07	0.09	0.05	0.05	0.06
Total provision ratio for impaired loans, % *	185	195	187	224	212	228
Provision ratio for individually identified impaired loans, %	45	50	51	56	60	64

* Total provision, i.e., all provisions for claims in relation to impaired loans, gross.

Credit risks

Group Sector/branch Jun 30, 2007 SEKm	Book value before provisions	Specific provisions for individually assessed claims	Collective provisions for individually assessed claims	Provisions for collectively assessed homogeneous groups	Book value of loans after provisions	Book value of impaired loans
Private individuals	517,705	45	266	148	517,246	213
Real estate management	201,150	58	261		200,831	88
Retail, hotels, restaurants	37,655	77	417		37,161	119
Construction	14,310	41	74		14,195	59
Manufacturing	33,687	139	342		33,206	94
Transportation	18,980	7	100		18,873	55
Forestry and agriculture	47,453	19	69		47,365	75
Other service businesses	41,404	16	141		41,247	59
Other corporate lending	75,387	232	799		74,356	197
Municipalities, excl. municipal corporates	15,362				15,362	
Lending	**1,003,093**	**634**	**2,469**	**148**	**999,842**	**959**
Credit institutions incl. Nat'l Debt Office	72,085	3			72,082	12
Repurchase agreements - credit institutions incl. Nat'l Debt Office	115,207				115,207	
Repurchase agreements - public	28,576				28,576	
Total lending to credit institutions and the public	**1,218,961**	**637**	**2,469**	**148**	**1,215,707**	**971**

Derivatives

The group trades derivatives in the normal course of business and to hedge certain positions with regard to the value of equities, interest rates and foreign currencies.

Group Jun 30, 2007 Sekm	Interest related	Currency related	Equity related, etc.
Derivatives with positive book values	22,394	7,769	5,585
Derivatives with negative book values	23,366	9,461	5,367
Nominal amount	7,163,137	973,448	71,376

Derivatives with a value of SEK 3,147m have, as a consequence of netting agreements, been recognized net in the balance sheet.

Number of shares in issue

Number of shares in issue	Q2 2007	Q1 2007	Q2 2006	Full-year 2006
Average number of shares outstanding before and after dilution	515,373,412	515,373,412	515,373,412	515,373,412
Number of shares outstanding before and after dilution	515,373,412	515,373,412	515,373,412	515,373,412

Number of shares in issue	Jun 30 2007	Dec 31 2007	Jun 30 2006
Average number of shares outstanding before and after dilution	515,373,412	515,373,412	515,373,412
Number of shares outstanding before and after dilution	515,373,412	515,373,412	515,373,412

Number of employees

Number of full-time employees	Jun 30 2007	Dec 31 2006	Jun 30 2006
Swedish Banking	6,283	6,293	6,209
Baltic Banking	9,461	8,442	7,861
Estonia	*3,338*	*2,941*	*2,860*
Latvia	*2,514*	*2,241*	*2,030*
Lithuania	*3,304*	*3,027*	*2,810*
Russia	*305*	*233*	*161*
Swedbank Markets	712	668	644
Asset Management and Insurance	327	281	262
Shared Services and new operations	1,727	1,715	1,688
Total	**18,510**	**17,399**	**16,664**

The signatures of the Board of Directors and the President

The Board of Directors and the President assure that the interim report for the period January 1, 2007 to June 30, 2007 provides a fair and accurate overview of the operations, financial position and results of the parent company and the group, and that it describes the significant risks and uncertainties faced by the parent company and the companies in the group.

Stockholm, August 7, 2007

Carl Eric Stålberg Chair	Ulrika Francke Deputy Chair

Gail Buyske Board Member	Simon Ellis Board Member	Berit Hägglund-Marcus Board Member
Göran Johnsson Board Member	Anders Nyblom Board Member	Caroline Sundewall Board Member
Gith Bengtsson Board Member Employee Representative	Monica Hellström Board Member Employee Representative	Jan Lidén President

Review report

Introduction

We have reviewed the interim report for the period January 1, 2007 to June 30, 2007 for Swedbank AB (publ). The Board of Directors and the CEO are responsible for the preparation and presentation of this interim financial information in accordance with the Annual Accounts Act for Credit Institutions and Securities Companies and IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information for Swedbank AB (publ) is not, in all material aspects, in accordance with the Annual Accounts Act for Credit Institutions and Securities Companies and IAS 34.

Stockholm, August 7, 2007

Deloitte AB

Jan Palmqvist
Authorized Public Accountant

Publication of financial information

The Group's financial reports can be found on http://www.swedbank.se/ir.

Swedbank will announce results on the following dates:
Interim report third quarter 2007, October 24, 2007
Year-end report for 2007, February 13, 2008

For further information, please contact:

Jan Lidén, President and CEO
+ 46 8 585 922 27

Mikael Inglander, CFO
+46 8 585 913 14

Johannes Rudbeck, Head of Investor Relations
+46 8 585 93 322, +46 70 582 56 56

Swedbank AB (publ)

Registration no. 502017-7753
Brunkebergstorg 8
SE-105 34 Stockholm, Sweden
Tel.: +46 8 585 900 00
www.swedbank.se
info@swedbank.se

Interim report for Swedbank January - September 2007
October 24, 2007

Swedbank

Profit for the period increased by 12 percent compared with first three quarters 2006

- Profit for the period increased by 12 percent to SEK 8,888m (7,967)
- Earnings per share increased to SEK 17.25 (15.46)
- The return on equity was 19.0 percent (19.2)
- The cost/income ratio improved to 0.51 (0.52)
- Net interest income increased by 19 percent to SEK 13,898m (11,674)
- Operating profit increased by 11 percent to SEK 11,476m (10,376)
- Loan losses amounted to SEK 381m (-133)
- The tier 1 capital ratio amounted to 6.2 percent according to the new rules (6.5 percent on December 31, 2006 according to the old rules)

Profit level for third quarter compared with second quarter 2007

- Profit for the period decreased by 8 percent to SEK 2,866m (3,112)
- Earnings per share amounted to SEK 5.57 (6.03)
- The return on equity was 18.1 percent (19.9)
- The cost/income ratio was 0.51 (0.50)
- Net interest income increased by 5 percent to SEK 4,806m (4,591)
- Operating profit decreased by 8 percent to SEK 3,669m (4,000)
- Loan losses amounted to SEK 230m (102).

The CEO comments on the third quarter

Swedbank's business development remains strong. We are constantly gaining new customers, and volumes are increasing among those we already have, not least in Sweden. During the recent crisis in the international financial market Swedbank, with its low-risk profile, has stood strong and been only marginally affected. In the short term the level of activity has decreased in some parts of Swedbank Markets. The effects have otherwise been limited to a short-term impact on the valuation of certain assets and liabilities as well as an increase in the price of risk in the international credit market

During the last quarter we have seen, as expected, that the economy in Estonia is slowing, and several indications that Latvia is headed in the same direction. Swedbank expects the gradual slowdown to continue and that the imbalances that exist will eventually subside. In the long term prosperity in the Baltic economies will continue to approach the EU average.

The initial stage of the integration of TAS-Kommerzbank in Ukraine has been positive.

Financial summary for the group

SEKm	Q3 2007	Q2 2007	%	Q3 2006	%	Jan-Sep 2007	Jan-Sep 2006	%	Full-year 2006
Net interest income	4,806	4,591	5	4,139	16	13,898	11,674	19	15,977
Net commission income	2,503	2,552	-2	2,109	19	7,344	6,560	12	8,869
Net gains and losses on financial items at fair value	196	579	-66	513	-62	1,305	1,830	-29	2,738
Other income	526	504	4	403	31	1,503	1,221	23	1,613
Total income	**8,031**	**8,226**	**-2**	**7,164**	**12**	**24,050**	**21,285**	**13**	**29,197**
Staff costs	-2,412	-2,425	-1	-2,073	16	-7,159	-6,380	12	-8,560
Other expenses	-1,720	-1,699	1	-1,417	21	-5,034	-4,662	8	-6,579
Total expenses	**-4,132**	**-4,124**	**0**	**-3,490**	**18**	**-12,193**	**-11,042**	**10**	**-15,139**
Profit before loan losses	**3,899**	**4,102**	**-5**	**3,674**	**6**	**11,857**	**10,243**	**16**	**14,058**
Loan losses, net	-230	-102		67		-381	133		205
Operating profit	**3,669**	**4,000**	**-8**	**3,741**	**-2**	**11,476**	**10,376**	**11**	**14,263**
Tax expense	-793	-856	-7	-806	-2	-2,500	-2,283	10	-3,211
Profit for the period	2,876	3,144	-9	2,935	-2	8,976	8,093	11	11,052
Profit for the period attributable to the shareholders of Swedbank AB	**2,866**	**3,112**	**-8**	**2,911**	**-2**	**8,888**	**7,967**	**12**	**10,880**

Key ratios	Q3 2007	Q2 2007	Q3 2006	Jan-Sep 2007	Jan-Sep 2006	Full-year 2006
Return on equity, %	18.1	19.9	20.8	19.0	19.2	19.3
Earnings per share, SEK [1]	5.57	6.03	5.65	17.25	15.46	21.11
C/I ratio before loan losses	0.51	0.50	0.49	0.51	0.52	0.52
Equity per share, SEK [1]	124.89	120.23	111.86	124.89	111.86	116.37
Tier 1 capital ratio, %	6.2	6.7	6.5	6.2	6.5	6.5
Capital adequacy ratio, %	9.4	10.0	10.1	9.4	10.1	9.8
Loan loss ratio, net, %	0.09	0.04	-0.03	0.06	-0.02	-0.02
Share of impaired loans, %	0.14	0.08	0.09	0.14	0.09	0.07
Total provision ratio for impaired loans, %	138	185	187	138	187	195

1) The number of shares is specified on page 38.
Key ratios are based on profit and shareholders' equity allocated to shareholders of Swedbank.

Balance sheet data SEKbn	Sep 30 2007	Dec 31 2006	%	Sep 30 2006	%
Loans to the public	1,092	946	15	941	16
Deposits and borrowings from the public	444	400	11	390	14
Shareholders' equity	64	60	7	58	12
Total assets	1,575	1,353	16	1,341	17
Risk weighted assets, old principles	848	727	17	700	21
Risk weighted assets, new principles	564				
Risk weighted assets, transition principles	784				

Group profit trend, Q3 2007 vs. Q2 2007

Lower profit

- Profit for the period decreased by 8 percent to SEK 2,866m (3,112)
- Earnings per share amounted to SEK 5.57 (6.03)
- The return on equity was 18.1 percent (19.9)
- Operating profit decreased by 8 percent to SEK 3,669m (4,000)
- Income decreased by 2 percent to SEK 8,031m (8,226)
- Net interest income increased by 5 percent to SEK 4,806m (4,591)
- Net commission income amounted to SEK 2,503m (2,552)
- Net gains and losses on financial items at fair value decreased to SEK 196m (579)
- Expenses were largely unchanged at SEK 4,132m (4,124)
- The cost/income ratio was 0.51 (0.50)
- Loan losses amounted to SEK 230m (102)
- The effective tax rate was 22 percent (21).

Improved net interest income

Income decreased by 2 percent to SEK 8,031m (8,226). TAS-Kommerzbank, which is included in the group as of this quarter, reported income of SEK 273m.

Net interest income developed positively, while net gains and losses on financial items at fair value decreased due to turbulence in the financial markets during the third quarter.

Net interest income increased by 5 percent to SEK 4,806m (4,591). Net interest income from the lending portfolio increased by SEK 158m despite continued margin pressure. Net interest income from savings operations increased by SEK 130m due to both volume increases and higher interest margins. Net interest income from other operations decreased by SEK 73m.

Net commission income decreased marginally to SEK 2,503m (2,552). Payment commissions increased by SEK 71m through higher transaction volumes. On the other hand, income from Corporate Finance, mainly First Securities, decreased by SEK 156m.

Net gains and losses on financial items at fair value decreased to SEK 196m (579) due to turbulence in the financial markets during the third quarter.

Net insurance increased to SEK 99m (91).

The ***share of the profit or loss in associates*** increased to SEK 140m (95) in part through higher profit from EnterCard and Swedbank Sjuhärad.

Other income decreased to SEK 287m (318). Income in the second quarter includes a capital gain of slightly over SEK 40m through the sale of shares in CEK AB.

Stable expenses

Group ***expenses*** increased marginally to SEK 4,132m (4,124). Of the increase, additional expenses in TAS-Kommerzbank amounted to SEK 119m and amortization of identified surplus values in TAS at the group level amounted to SEK 15m.

Staff costs decreased by 4 percent to SEK 2,412m (2,425) through lower profit-based costs for Swedbank Markets, including First Securities.

Other general administrative expenses increased slightly to SEK 1,720m (1,699).

Loan losses

Loan losses amounted to a net of SEK 230m (102). Loan losses in TAS-Kommerzbank amounted to SEK 80m. Credit quality in the group remains strong. Loan losses and claims are specified in Notes 3 and 4.

Tax rate

Profit before tax amounted to SEK 3,669m (4,000) and the **tax expense** was SEK 793m (856), giving an effective tax rate of 22 percent (21). The lower tax rate in the second quarter is mainly due to the settlement of tax from previous years.

Group profit trend, Q3 2007 vs. Q3 2006

Marginally lower quarterly profit

- Profit for the period decreased marginally to SEK 2,866m (2,911)
- Earnings per share amounted to SEK 5.57 (5.65)
- The return on equity was 18.1 percent (20.8)
- Operating profit amounted to SEK 3,669m (3,741)
- Income increased by 12 percent to SEK 8,031m (7,164)
- Net interest income increased by 16 percent to SEK 4,806m (4,139)
- Net commission income increased by 19 percent to SEK 2,503m (2,109)
- Net gains and losses on financial items at fair value decreased to SEK 196m (513)
- Expenses increased by 18 percent to SEK 4,132m (3,490)
- The cost/income ratio was 0.51 (0.49)
- Loan losses amounted to SEK 230m (-67)
- The effective tax rate was unchanged at 22 percent.

Income increased

Income increased by 12 percent to SEK 8,031m (7,164) mainly through higher net interest and net commission income.

Net interest income increased by 16 percent to SEK 4,806m (4,139). Net interest income from the lending portfolio increased by SEK 376m despite continued margin pressure. Net interest income from savings operations increased by SEK 585m due to both volume increases and higher interest margins. Net interest income from other operations decreased by SEK 294m.

Net commission income increased by 19 percent to SEK 2,503m (2,109). Asset management commissions increased by SEK 218m, while payment commissions increased by SEK 127m.

Net gains and losses on financial items at fair value amounted to SEK 196m (513). The result for the third quarter of this year was affected negatively by turbulence in the financial markets.

Net insurance increased to SEK 99m (67).

The ***share of the profit or loss in associates*** increased to SEK 140m (53). The increase is mainly due to profit improvements by partly owned banks and EnterCard.

Other income increased to SEK 287m (283).

Expenses increased

Expenses increased by SEK 642m or 18 percent to SEK 4,132m (3,490). The expense increase was mainly due to the growing Baltic and international operations, including the acquisition of TAS-Kommerzbank. The Folksam agreement and the acquisition of Söderhamns Sparbank also contributed to the increase in expenses.

Staff costs increased by SEK 339m or 16 percent to SEK 2,412m (2,073). Contractual wage increases and the fast-growing operations outside Sweden were the main reasons.

Other general administrative expenses increased by SEK 303m or 21 percent to SEK 1,720m (1,417). Costs for premises, computers and armored transports increased, as did depreciation/amortization.

Loan losses

Loan losses amounted to a net of SEK 230m (-67).

Unchanged tax rate

Profit before tax amounted to SEK 3,669m (3,741) and the ***tax expense*** was SEK 793m (806), corresponding to an unchanged tax rate of 22 percent.

Group profit trend, Jan–Sep 2007 vs. Jan–Sep 2006

Profit for the period increased 12 percent

- Profit for the period increased by 12 percent to SEK 8,888m (7,967)
- Earnings per share increased to SEK 17.25 (15.46)
- The return on equity was 19.0 percent (19.2)
- Operating profit increased by 11 percent to SEK 11,476m (10,376)
- Income increased by 13 percent to SEK 24,050m (21,285)
- Net interest income increased by 19 percent to SEK 13,898m (11,674)
- Net commission income increased by 12 percent to SEK 7,344m (6,560)
- Net gains and losses on financial items at fair value amounted to SEK 1,305m (1,830)
- Expenses increased by 10 percent to SEK 12,193m (11,042)
- The cost/income ratio improved to 0.51 (0.52)
- Loan losses amounted to SEK 381m (-133)
- The effective tax rate was unchanged at 22 percent.

Income increased

Income increased by 13 percent to SEK 24,050m (21,285) mainly through higher net interest and net commission income.

Net interest income increased by 19 percent to SEK 13,898m (11,674). Net interest income from the lending portfolio increased by SEK 910m through a volume increase and despite continued margin pressure. Net interest income from savings operations increased by SEK 1,703m due to both volume increases and higher interest margins. Net interest income from other operations decreased by SEK 389m.

Net commission income increased by 12 percent to SEK 7,344m (6,560). This is mainly due to higher income from asset management and payment processing.

Net gains and losses on financial items at fair value amounted to SEK 1,305m (1,830). Income in 2006 was positively affected by the appreciation in the value of Norwegian primary capital certificates and the shareholding in SpareBank 1 Gruppen.

Net insurance increased to SEK 269m (184) mainly through an improved product range and higher sales by the Swedish and Baltic operations.

The ***share of the profit or loss in associates*** increased to SEK 354m (248) mainly through profit improvements from partly owned banks, EnterCard and VPC.

Other income increased by 12 percent to SEK 880m (789) in part through the sale of CEK AB.

Controlled increase in expenses

Expenses increased by SEK 1,151m or 10 percent to SEK 12,193m (11,042). Staff costs increased by SEK 779m and other general administrative expenses by SEK 372m.

Staff costs increased by SEK 779m or 12 percent to SEK 7,159m (6,380). Profit-based compensation accounted for SEK 131m of the increase. Rapid growth in the Baltics, wage increases, the acquisitions of TAS-Kommerzbank and Söderhamns Sparbank, and the Folksam agreement all contributed to the increase in staff costs.

Other general administrative expenses increased by SEK 372m or 8 percent to SEK 5,034m (4,662). Computer and armored transport costs, together with changes in the group structure, accounted for the larger part of the increase.

Loan losses

Loan losses amounted to a net of SEK 381m (-133).

Unchanged tax rate

Profit before tax amounted to SEK 11,476m (10,376) and the ***tax expense*** was SEK 2,500m (2,283), corresponding to a tax rate of 22 percent (22).

Interest rate risk

An increase in all market interest rates of one percentage point as of September 30, 2007 would have reduced the value of the group's assets and liabilities, including derivatives, by SEK 1,409m (1,623). This calculation includes the portion of the bank's deposits that have been assigned a duration of between 2 and 3 years. The decrease in the value of positions in Swedish kronor would have been SEK 999m (1,608). Positions in foreign currency would have decreased in value by SEK 410m (15).

An interest rate increase of one percentage point would have increased the group's net gain and losses on items at fair value by SEK 88m (-207) as of September 30, 2007.

Comparative figures refer to December 31, 2006.

Risks and uncertainties

Swedbank's earnings are strongly affected by the global fluctuations that the company has no control over. Changes in interest rates, stock prices and exchange rates are among the factors affecting the group's profit. At the same time Swedbank maintains a low-risk profile through a well-diversified credit portfolio and low financial and operational risks.

During the third quarter the impact of the crisis in the global financial market was evident. Turbulence in the U.S. subprime market negatively affected earnings during the quarter even though Swedbank is neither directly nor indirectly materially involved in the market. Moreover, signs of overheating in the Baltic economies created concerns among investors and other stakeholders, which also affected Swedbank, though it did not have a negative effect on earnings during the period. The effects on Swedbank's operations of market changes are described in more detail in the business area report below.

In addition to what is stated in this interim report, a detailed description of the group's risks and risk control is provided in the annual report for 2006. No significant changes have taken place with regard to the distribution of risks compared with what is stated in the annual report.

New capital adequacy rules – Basel II

On February 1, 2007 new rules apply in Sweden for capital adequacy and exposures, Basel II. According to the new rules, the capital requirement will be more closely linked to the institution's risk profile. In addition to the capital requirement for credit risks and market risks, a capital requirement is introduced for operational risks as well. Due to the scope of these changes, they are being implemented gradually over a three-year period through 2009. For Swedbank the capital requirement gradually decreases, since the new capital adequacy rules better reflect the low risk in the credit portfolio. The full effect of the lower capital requirement will not be achieved until 2010.

The capital adequacy ratio, which is calculated for the financial companies group, was 9.4 percent as of September 30, 2007 according to the new rules (9.8 as of December 31, 2006 according to the old rules), of which the tier 1 capital ratio was 6.2 percent (6.5 as of December 31, 2006 according to the old rules). The capital base in relation to capital requirement including supplement was 1.17 (1.22 December 31, 2006). The tier 1 capital ratio includes profit for the period after deducting the estimated dividend.

A specification of capital adequacy and a summary of the new rules are provided on page 28.

Lending

The Group's lending to the public, excluding repurchase agreements (repos), increased during the period by 13 percent to SEK 1,043bn (919) on September 30. The year-to-year increase in lending is 17 percent.

A specification of lending is provided on page 33.

The share of impaired loans was 0.14 percent (0.09) as of September 30. The increase is among others due to the acquisition of TAS-Kommerzbank.

Savings and investments

Customers' total savings and investments in Swedbank increased by 31 percent to SEK 1,098bn (841) during the period. The year-to-year increase in savings is 37 percent. The high rate of increase is mainly due to the cooperation agreement between Swedbank Robur and Folksam, whereby Swedbank Robur as of the second quarter 2007 manages Folksam's insurance and fund portfolios, which amounted to SEK 177bn as of September 30.

Customers' deposits, excluding repurchase agreements (repos), have increased by 14 percent or SEK 53bn since the beginning of the year to SEK 430bn (377). Since September 30, 2006 deposits have increased by 17 percent.

A specification of savings and investments is provided on page 33.

Acquisition of TAS-Kommerzbank

On July 9 Swedbank acquired all the shares in the Ukrainian bank TAS-Kommerzbank JSCB. TAS-Kommerzbank in turn owns the Ukrainian bank TAS-Investbank CJSC.

The acquisition was settled in cash. Moreover, an additional payment of up to USD 250m may be payable in three years subject to TAS's profit and financial performance, and was valued on the acquisition date at USD 125m.

The following acquisition analysis has been prepared as of the acquisition date. The initial figures are preliminary and may be updated within 12 months.

Recognised in the group at the time of acquisition, SEKm	Jul 9 2007
Assets	9,360
Liabilities	8,448
The subsidiary's net asset	**912**
Intangible fixed asset, customer base	243
Related deferred tax	-61
Total	**1,094**
Cash	4,606
Cost contingent on future events, currently assessed to	840
Transaction cost	63
Cost	**5,509**
Goodwill	4,415
Basis adjustment due to cash flow hedge	157
Total goodwill	**4,572**

Acquired customer relationships have been valued at SEK 243m by estimating the present value of future results from acquired business volumes to the extent Swedbank feels it has sufficient control over them. These relationships have an estimated remaining life of 7.5 years, with a corresponding amortization schedule. TAS is active in a highly expansive banking market driven by economic growth and with opportunities to gain market share. The reported goodwill item therefore represents the acquisition of an organization that can capitalize on the growth opportunities that exist and are predicted in the Ukrainian banking market. The fair value of the TAS trademark is insignificant and therefore has not been reported separately from goodwill.

In the business area report TAS is included in International Banking.

Ownership changes in Russia

During the quarter Swedbank's Board of Directors decided to transfer ownership of the Russian bank OAO Swedbank and the leasing company OOO Hansa Leasing from Hansabank in Estonia to Swedbank AB. The transfers, which will be made at market value, require the approval of Russian authorities.

The Russian operations are included as of this quarter in the International Banking business area.

Accounting policies

The interim report has been prepared in accordance with IAS 34.

As previously, the parent company prepares its accounts according to the Annual Accounts Act for Credit Institutions and Securities Companies, the directives of the Financial Supervisory Authority and recommendation RR 32:06 of the Swedish Financial Accounting Standards Council (replaced by the Financial Reporting Council as of April 1, 2007).

The accounting principles applied in the interim report are the same as those applied in the preparation of the annual report for 2006, apart from that interest income and expenses related to trading assets and liabilities are now recognized in net interest income in the consolidated income statement. Previously they were recognized in net gains and losses on items at fair value in the consolidated income statement. Comparative figures for 2006 and 2005 have been restated.

As of 2007 certain financial transactions are made to hedge the exposure to variations in future cash flows owing to changes in interest rates and exchange rates. They are recognized as cash flow hedges, which means that the effective part of the change in the value of hedging instruments is recognized directly in shareholders' equity. When a projected cash flow leads to the recognition of a non-financial item, the gains and losses that arise on the hedging instrument are deducted from shareholders' equity and included in the acquisition value of the hedged item.

The group uses the option to irreversibly valuate separate portfolios of lending and deposits at fair value, since they, together with derivatives, essentially eliminate the portfolio's aggregate interest rate risk. As of 2007 the parent company has also chosen to use the valuation option. Comparative figures have been restated, due to which the opening shareholders' equity balance for 2006 has been adjusted.

Rating

	S&P		Moody's			Fitch	
Sep, 2007	Short	Long	Short	Long	BFSR *	Short	Long
Swedbank	A-1	A+	P-1	Aa1	B	F1	A+
Swedbank Hypotek	A-1		P-1	Aa1		F1+	AA-
Hansabank			P-1	Aa2	C+	F1	A

* Bank Financial Strength Ratings

Swedbank's share

SWED A	Sep 30 2007	Dec 31 2006
Share price, SEK	215.50	248.50
No. of shares in issue	515,373,412	515,373,412
Market capitalization, SEKm	111,063	128,070

Swedbank's share, ticker symbol SWED A, is listed on the OMX Nordic Exchange.

Events after September 30, 2007

Nomination Committee for 2008 appointed

The following persons are the members of the Nomination Committee:
Annika Andersson - representing Fjärde AP-fonden (Fourth Swedish National Pension Fund)
Lorentz Andersson - representing Sparbanksstiftelsernas Förvaltningsaktiebolag och Sparbanksstiftelser (Savings Banks Foundations)
Ulf Christoffersson - representing the Savings Banks and The Swedish Savings Banks Organisation
Sarah McPhee - representing AMF Pension and AMF Pension Fondförvaltning (Asset Management) AB
Carl Eric Stålberg - Chair of the Board of Directors of Swedbank.

The Nomination Committee is to make proposals to the 2008 AGM regarding the election of Chair of the AGM, the election of Chair of the Board and other board members as well as remuneration to the board members and auditors.

Business area report

Jan-Sep 2007 SEKm	Swedish Banking	Baltic Banking	Swedbank Markets	Asset Management and Insurance	International Banking	Shared Services and Group Staff	Eliminations	Group
Net interest income	8,774	3,775	839	62	639	-191	0	13,898
Net commission income	3,321	1,377	1,018	1,453	141	34	0	7,344
Net gains and losses on financial items at fair value	219	653	591	3	52	-215	2	1,305
Share of the profit or loss in associates	279	4	6			65	0	354
Other income	530	288	26	160	8	2,306	-2,169	1,149
Total income	**13,123**	**6,097**	**2,480**	**1,678**	**840**	**1,999**	**-2,167**	**24,050**
Staff costs	-2,959	-1,048	-505	-254	-226	-1,049	18	-6,023
Profit-based staff costs	-241	-409	-383	-33	-24	-46	0	-1,136
IT expenses	-650	-211	-178	-111	-33	-539	679	-1,043
Other expenses	-2,801	-680	-357	-257	-181	-672	1,470	-3,478
Depreciation/amortization	-70	-208	-9	-3	-35	-188	0	-513
Total expenses	**-6,721**	**-2,556**	**-1,432**	**-658**	**-499**	**-2,494**	**2,167**	**-12,193**
Profit before loan losses	**6,402**	**3,541**	**1,048**	**1,020**	**341**	**-495**		**11,857**
Loan losses, net	51	-334	-8		-101	11		-381
Operating profit	**6,453**	**3,207**	**1,040**	**1,020**	**240**	**-484**		**11,476**
Tax expense	-1,807	-310	-291	-251	-63	222		-2,500
Profit for the period	4,646	2,897	749	769	177	-262		8,976
Profit for the period attributable to:								
Shareholders of Swedbank AB	4,637	2,897	670	769	177	-262		8,888
Minority interest	9		79					88
Return on allocated equity, %	23.6	18.6	21.5	59.8	7.6	neg.		18.1
C/I ratio before loan losses	0.51	0.42	0.58	0.39	0.59	1.25		0.51
Full-time employees	6,190	9,112	718	327	3,747	1,656		21,750

Changes in the business areas

Swedbank has modified its business area structure as of the third quarter. The biggest change is the addition of a new business area, International Banking, where the growing international operations outside Swedbank's home markets, Sweden, Estonia, Latvia and Lithuania, are now reported. International Banking includes operations in Ukraine, Russia, Finland, Denmark, Luxembourg and parts of the operations in Norway. Also included are the representative offices in Japan and Ukraine as well as a management staff. The effects of Swedbank's ownership and acquisition of TAS-Kommerzbank on the consolidated accounts are commented upon separately from the Ukrainian bank's business operations.

Following this change Baltic Banking includes the operations in Estonia, Latvia and Lithuania. The business operations of Baltic Banking are still separated in the business area report from the effects on the consolidated accounts of Swedbank's ownership and acquisition of Hansabank. This facilitates a clearer analysis of the performance of the Baltic business operations. Comments on Baltic Banking in this report refer to the business operations, unless otherwise indicated.

Comparative figures have been restated.

Business area accounting policies

The business area report is based on Swedbank's accounting policies, organization and internal accounts.

Market-based compensation is applied between business areas, while all expenses for IT, other shared services and group staff are transferred at full cost-based internal prices to the business areas. Executive management expenses are not distributed.

The group's equity allocated to shareholders is distributed to each business area based on capital adequacy rules and estimated capital requirements.

Return on equity for the business areas is based on operating profit less estimated tax and minority interests in relation to average allocated equity.

Swedish Banking

Swedish Banking is Swedbank's dominant business area, comprising a network of 465 branches organized in 42 business areas in five regions. The cooperation with the savings and partly owned banks adds another 264 branches. The branch network is complemented by 172 in-store banking locations, while the agreement with ICA Banken allows customers to withdraw cash at 1,400 ICA supermarkets. The bank branches or special business units within the regions have responsibility for all Swedish customers, with the exception of financial institutions. Of the business area's 6,200 full-time employees, around 4,900 are placed in the five regions.

The business area also comprises the Telephone bank and Internet bank as well as the subsidiaries Swedbank Mortgage, Swedbank Finans and Swedbank Babs, whose products are sold through Swedbank and the cooperating savings banks' distribution network. The subsidiaries Swedbank Fastighetsbyrå (real estate brokerage), Swedbank Juristbyrå (legal services) and Swedbank Företagsförmedling (company sales) operate according to franchise concepts.

The Customer and Product Offerings unit produces and coordinates offerings for various customer groups and is responsible for the development and launch of new products based on customer needs.

Swedish Banking also includes the jointly owned card company EnterCard, with operations in Sweden, Norway and Denmark.

Profit trend

SEKm	Jan-Sep 2007	Jan-Sep 2006	%	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006
Net interest income	8,774	8,525	3	2,926	2,905	2,943	2,943	2,933
Net commission income	3,321	3,073	8	1,130	1,115	1,076	1,101	993
Net gains and losses on financial items at fair value	219	268	-18	1	86	132	140	12
Share of the profit or loss of associates	279	206	35	118	69	92	24	41
Other income	530	482	10	173	224	133	185	188
Total income	**13,123**	**12,554**	**5**	**4,348**	**4,399**	**4,376**	**4,393**	**4,167**
Staff costs	-2,959	-2,838	4	-995	-1,003	-961	-1,009	-935
Profit-based staff costs	-241	-188	28	-98	-81	-62	11	-60
IT expenses	-650	-612	6	-197	-235	-218	-218	-194
Other expenses	-2,801	-2,661	5	-893	-990	-918	-1,058	-843
Depreciation/amortization	-70	-72	-3	-25	-21	-24	-53	-23
Total expenses	**-6,721**	**-6,371**	**5**	**-2,208**	**-2,330**	**-2,183**	**-2,327**	**-2,055**
Profit before loan losses	**6,402**	**6,183**	**4**	**2,140**	**2,069**	**2,193**	**2,066**	**2,112**
Loan losses, net	51	341	-85	-3	-13	67	158	144
Operating profit	**6,453**	**6,524**	**-1**	**2,137**	**2,056**	**2,260**	**2,224**	**2,256**
Tax expense	-1,807	-1,827	-1	-598	-576	-633	-609	-632
Profit for the period	4,646	4,697	-1	1,539	1,480	1,627	1,615	1,624
Profit for the period attributable to:								
Shareholders of Swedbank AB	**4,637**	**4,693**	**-1**	**1,536**	**1,477**	**1,624**	**1,621**	**1,623**
Minority interest	9	4		3	3	3	-6	1
Allocated equity	26,174	27,770	-6	26,792	26,257	25,473	29,770	29,304
Return on allocated equity, %	23.6	22.5		22.9	22.5	25.5	21.8	22.2
Income items								
Income from external customers	11,701	11,180	5	3,894	3,902	3,905	3,858	3,791
Income from transactions with other segments	1,422	1,374	3	454	497	471	535	376
Business volumes, SEK billion								
Lending	832	746	12	832	806	781	762	746
Deposits	300	260	15	300	285	275	267	260
Mutual funds & insurance	263	244	8	263	270	264	255	244
Other investment volume	23	17	35	23	22	22	19	17
Investments in associates	2	2	0	2	2	2	2	2
Risk-weighted volume, old principles	601	523	15	601	575	556	536	523
Total assets	910	823	11	910	895	925	840	823
Total liabilities	883	794	11	883	869	900	809	794
Full-time employees	6,190	6,227	-1	6,190	6,226	6,272	6,239	6,227

Swedish economy remains strong

The Swedish economy performed strongly during the first nine months of the year. Construction, IT and certain industrial areas had difficulty recruiting qualified labor to meet higher demand. Disposable household income grew partly thanks to tax cuts at the beginning of the year. Jobs have quickly increased, and consumer optimism is high. Real estate prices have continued to rise. A slight decline was reported in September, however.

To date this year the Riksbank has raised the repo rate on three occasions by a total of 75 bp. At the end of the quarter the repo rate was 3.75 percent. On average the repo rate was 3.31 during the first three quarters of 2007, compared with 2.04 percent in the same period of 2006. For the third quarter alone the repo rate averaged 3.56 percent, against 3.26 percent in the second quarter and 2.32 percent in the third quarter 2006.

Stockholmsbörsen's OMX S Index increased by 4.6 percent during the first nine months. During the third quarter the index fell 4.5 percent.

Turbulent financial market during third quarter

Turbulence in the global financial markets during the third quarter related to the U.S. subprime crisis affected the Swedish market as well, leading to lower stock prices and higher volatility.

For Swedbank, like other banks, funding costs rose during the third quarter due to uncertainty in international financial markets. For Swedish Banking, the biggest impact was on Swedbank Mortgage, which finances its operations chiefly through the capital market. More expensive funding costs are not yet fully reflected in higher mortgage rates for customers.

Prices fluctuated greatly for various types of listed securities and financial instruments during the quarter. For Swedbank Mortgage, whose lending, funding and derivatives is largely marked to market according to the so-called fair value option, this affected the reporting of net gains and losses on financial items at fair value, since the market quotes that serve as the basis of these valuations swung in different directions.

Organizational changes and acquisitions

As part of the continued commitment to private banking and asset management services in Swedish Banking, responsibility for local trading desks with around 50 brokers was transferred from Swedbank Markets to Swedish Banking at year-end 2006. Comparative figures have been restated so that the trading desks are included in Swedish Banking in 2006 as well.

Söderhamns Sparbank, previously 40-percent owned, became a wholly owned subsidiary as of March 2007. Söderhamns Sparbank had two branches and 27 employees. Söderhamns Sparbank, now part of the northern region, was merged with Swedbank during the third quarter.

High level of activity

On a seasonal basis the third quarter has a slightly lower level of activity than the other quarters due to summer vacations. The exception is card payments, since many of the bank's customers use their cards more while on vacation and many foreign tourists visit Sweden during the summer and pay by card.

In general, the year has been characterized by a high level of activity and further increase in business volumes. The change to the new Swedbank name and goal to be a service leader by being accessible, uncomplicated and proactive have been received positively by the customers.

More satisfied business customers

In the Swedish Quality Index's annual survey, customer satisfaction among Swedbank's business customers rose by no less than 2.3 percentage points to 70.7. This placed Swedbank third among the four major banks.

For the first time since 2001 satisfaction among Swedbank's retail customers decreased slightly. Still, with a figure of 70.4 Swedbank remains in second place among the major banks.

Higher lending volumes

Lending increased by SEK 26bn during the quarter, an increase of SEK 70bn or 9 percent since the beginning of the year. Total lending volume amounted to SEK 832bn as of September 30, 2007, an increase of 12 percent in one year.

Mortgage lending to retail customers increased by SEK 12bn during the quarter, a gain of SEK 34bn or 9 percent since the beginning of the year. In one year mortgage lending to private individuals has increased by 12 percent to SEK 413bn.

Bank lending to corporate customers increased by SEK 13bn during the quarter, a gain of SEK 27bn or 15 percent since the beginning of the year. In one year bank lending to corporate customers has increased by 18 percent to SEK 202bn.

Higher savings and investment volumes

Savings and investment volumes, excluding holdings in customers' brokerage accounts, increased by SEK 9bn during the quarter, a gain of SEK 45bn or 8 percent in 2007. Total savings and investment volume amounted to SEK 586bn at the end of the period, an increase of 12 percent in one year.

Of the volume increase during the period, household deposits accounted for SEK 11bn, corporate lending for SEK 4bn, mutual fund and insurance volumes for SEK -7bn and index-linked bonds for SEK 1bn. For funds sold by Swedish Banking, withdrawals exceeded contributions by SEK 3bn during the period.

Increased payment volumes

Swedbank had 3.5 million (3.4) bank cards in issue as of September 30, 2007. During the period the number of card purchases increased by 18 percent and the number of card transactions cleared rose 19 percent year-to-year.

Market shares

The market share for new household mortgage lending increased to 33 percent (31) during the period. The corresponding market share for outstanding mortgages was 31 percent (31). The share for bank lending to corporate customers was 18 percent (19) and to households 15 percent (15).

The market share for outstanding household deposits was unchanged at 26 percent (26). For corporate customers, the market share for outstanding deposits was 15 percent (15). The market share for net mutual fund sales was negative (neg.), while the market share for outstanding fund assets was 25 percent (26). The market share for listed equity-linked bonds decreased to 25 percent (30). Swedbank's market share for new household savings sold through its own sales organization in Sweden was 17 percent (17).

Equity

Average allocated equity was SEK 26,174m for the first nine months of the year, compared with SEK 27,770m for the same period of 2006. Lower capital allocation in 2007 is due to the lower capital requirement in the new internal risk classification methods. Capital requirements are significantly lower for household exposures according to the IRB method.

Profit trend Q3 vs. Q2 2007

Profit for the period increased by SEK 59m or 4 percent to SEK 1,536m. The return on equity was 22.9 percent (22.5). The cost/income ratio was 0.51 (0.53).

Income decreased by SEK 51m or 1 percent to SEK 4,348m.

Net interest income amounted to SEK 2,926m (2,905). Further increases in deposit and lending volumes raised net interest income by SEK 98m. The lending margin decreased by 4 bp to 0.83 percent, which reduced net interest income by SEK 87m. In terms of deposits, the interest margin improved by 1 bp to 1.30 percent mainly due to a higher repo rate, which positively affected net interest income by SEK 4m. Other effects were SEK 6m higher than the previous quarter.

Net commission income increased by SEK 15m or 1 percent to SEK 1,130m mainly due to higher income from payment commissions.

Net gains and losses on financial items at fair value decreased by SEK 85m to SEK 1m mainly due to the valuation of lending, funding and derivatives to fair value by Swedbank Mortgage. A change of the value of the holding of shares in MasterCard had a positive effect on income by SEK 89m.

The share of profit or loss in associates increased by SEK 49m to SEK 118m. Higher profit from EnterCard and partly owned banks was the reason.

Other income decreased by 51m to SEK 173m partly due to income from the sale of CEK AB in Q2.

Expenses decreased by SEK 122m or 5 percent to SEK 2,208m.

Staff costs excluding profit-based compensation decreased by SEK 8m or 1 percent. Profit-based compensation increased by SEK 17m to SEK 98m.

Other expenses decreased by SEK 131m or 10 percent to SEK 1,115m partly due to lower marketing costs and other seasonal effects.

Loan losses amounted to a net of SEK 3m (13).

The number of full-time positions decreased by 36 to 6,190.

Profit trend Q3 2007 vs. Q3 2006

Profit for the period decreased by 87m or 5 percent to SEK 1,536m. The return on equity was 22.9 percent (22.2). The cost/income ratio was 0.51 (0.49).

Income increased by SEK 181m or 4 percent to SEK 4,348m.

Net interest income decreased by SEK 7m to SEK 2,926m. Further increases in deposit and lending volumes raised net interest income by SEK 309m. The lending margin decreased by 13 bp to 0.83 percent, which reduced net interest income by SEK 270m. In terms of deposits, the interest margin improved by 23 bp to 1.30 percent mainly due to a higher repo rate, which positively affected net interest income by SEK 170m. Other effects were SEK 216m lower.

Net commission income increased by SEK 137m or 14 percent to SEK 1,130m mainly due to higher income from payment commissions as well as fund and insurance operations.

Net gains and losses on financial items at fair value decreased by SEK 11m to SEK 1m.

The share of profit or loss in associates increased by SEK 77m. The increase is due to higher profits from EnterCard and partly owned banks.

Other income decreased by SEK 15m.

Expenses increased by SEK 153m or 7 percent to SEK 2,208m.

Staff costs excluding profit-based compensation increased by SEK 60m or 6 percent mainly due to contractual wage increases and higher training costs. Profit-based compensation increased by SEK 38m.

Other expenses increased by SEK 55m or 5 percent due to increased business volumes and increased costs for cash handling, card processing and marketing.

Loan losses amounted to SEK 3m (-144).

The number of full-time positions decreased by 37 to 6,190.

Profit trend Jan-Sep 2007 vs. Jan-Sep 2006

Profit for the period decreased by SEK 56m to SEK 4,637m. The return on equity was 23.6 percent (22.5). The cost/income ratio was 0.51 (0.51).

Income increased by SEK 569m or 5 percent to SEK 13,123m.

Net interest income increased by SEK 249m or 3 percent to SEK 8,774m. Further increases in deposit and lending volumes raised net interest income by SEK 965m. The lending margin decreased by 13 bp to 0.83 percent, which reduced net interest income by SEK 828m. In terms of deposits, the interest margin improved by 23 bp to 1.30 percent mainly due to a higher repo rate, which positively affected net interest income by SEK 562m. Other effects were SEK 450m lower.

Net commission income increased by SEK 248m or 8 percent to SEK 3,321m mainly due to higher income from payment commissions as well as fund and insurance operations.

Net gains and losses on financial items at fair value decreased by SEK 49m to SEK 219m mainly due to the valuation of lending, funding and derivatives to fair value by Swedbank Mortgage.

The share of profit or loss in associates increased by SEK 73m to SEK 279m. Partly owned banks and EnterCard reported profit improvements.

Other income increased by SEK 48m to SEK 530m mainly due to income from the sale of CEK AB.

Expenses increased by SEK 350m or 5 percent to SEK 6,721m.

Staff costs excluding profit-based compensation increased by SEK 121m or 4 percent mainly due to contractual wage increases. Profit-based compensation increased by SEK 53m.

Other expenses increased by SEK 176m or 5 percent to SEK 3,521m partly due to higher costs for computers, marketing and guarding.

Recoveries exceeded loan losses by a net of SEK -51m (-341).

The number of full-time positions decreased by 37 to 6,190.

Sweden's most popular banking employer

This year's Company Barometer, a survey presented by Universum Communication, ranked Swedbank as the most popular bank to work for. In total, Swedbank is the fourth most popular employer in Sweden among business students.

Swedbank came in second place among all companies and first place among banks when business students ranked popular employers, according to the European Student Barometer 2007, a survey by the German company Trendence.

Baltic Banking

Baltic Banking Operations are defined as the subsidiary group Hansabank excluding Russian Banking. An adjustment is also made for slightly lower equity allocated to this business on the basis of the estimated need for risk capital compared with the de facto equity in the subsidiary group. Baltic Banking has business operations in Estonia, Latvia and Lithuania.

Reported in the Baltic Banking investment are the effects of Swedbank's ownership of Hansabank in the form of group goodwill, the deduction of the minority interest in profit and shareholders' equity during the periods the company was not wholly owned as well as consolidated amortization of the surplus values in the lending and deposit portfolios identified at the time of the acquisition in 2005.

Baltic Banking Operations

Profit trend

SEKm	Jan-Sep 2007	Jan-Sep 2006	%	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006
Net interest income	4,079	2,650	54	1,487	1,377	1,215	1,126	990
Net commission income	1,377	1,100	25	475	478	424	417	375
Net gains and losses on financial items at fair value	653	387	69	213	235	205	216	174
Share of the profit or loss of associates	4	4	0	2	1	1	2	2
Other income	288	189	52	111	107	70	79	70
Total income	**6,401**	**4,330**	**48**	**2,288**	**2,198**	**1,915**	**1,840**	**1,611**
Staff costs	-1,048	-807	30	-348	-364	-336	-320	-266
Profit-based staff costs	-409	-254	61	-163	-131	-115	-130	-100
IT expenses	-211	-160	32	-70	-77	-64	-64	-53
Other expenses	-680	-544	25	-236	-233	-211	-254	-182
Depreciation/amortization	-136	-120	13	-47	-46	-43	-43	-43
Total expenses	**-2,484**	**-1,885**	**32**	**-864**	**-851**	**-769**	**-811**	**-644**
Profit before loan losses	**3,917**	**2,445**	**60**	**1,424**	**1,347**	**1,146**	**1,029**	**967**
Loan losses, net	-334	-196	70	-153	-74	-107	-74	-68
Operating profit	**3,583**	**2,249**	**59**	**1,271**	**1,273**	**1,039**	**955**	**899**
Tax expense	-331	-174	90	-121	-121	-89	-77	-73
Profit for the period	3,252	2,075	57	1,150	1,152	950	878	826
Profit for the period attributable to:								
Shareholders of Swedbank AB	**3,252**	**2,075**	**57**	**1,150**	**1,152**	**950**	**878**	**826**
Minority interest		0					0	0
Allocated equity	13,473	8,831	53	14,665	13,612	12,142	10,931	9,789
Return on allocated equity, %	32.2	31.3		31.4	33.9	31.3	32.1	33.8
Income items								
Income from external customers	6,401	4,330	48	2,288	2,198	1,915	1,840	1,611
Business volumes, SEK billion								
Lending	164	115	43	164	153	143	127	115
Deposits	92	77	19	92	92	89	84	77
Mutual funds & insurance	18	11	64	18	17	15	13	11
Risk-weighted volume, old principles	159	115	38	159	154	138	125	115
Total assets	210	149	41	210	202	183	168	149
Total liabilities	197	136	45	197	188	171	156	136
Full-time employees	9,112	7,998	14	9,112	9,156	8,610	8,209	7,998

Macroeconomic development

The rapidly emerging Baltic economies showed signs of overheating in early 2007. A labor shortage and rising wages have impacted production costs and the competitiveness of domestic products. Rapid price increases, particularly in the construction and real estate sectors, have led to higher inflation.

Latvia's GDP growth remained very high in the second quarter at 11 percent, while growth in Estonia slowed to 8 percent. In Lithuania, GDP growth was unchanged at 8 percent. GDP statistics for the third quarter are not yet available.

In September inflation, expressed as the change in the consumer price index over 12 months, was 7.1 percent in Lithuania, 7.2 percent in Estonia and 11.4 percent in Latvia.

A slowdown in lending growth is apparent as a result of the inflation-fighting measures that have been taken. A slight decline in real estate prices has also been noted.

The consensus is that economic development will remain positive in the Baltics, but with slightly lower growth.

Interest rates have risen. The 90-day Euribor averaged 4.49 percent in the third quarter, against 4.07 percent in the second quarter and 3.22 percent in the third quarter 2006. In Latvia domestic interest rates rose substantially in the first quarter in connection with devaluation rumors, and the 90-day Rigibor then averaged 5.21 percent. During the second quarter the average was 9.16 percent and in the third quarter 8.51 percent. This compares with 4.78 percent in the corresponding quarter a year earlier.

Business volumes

Lending increased by SEK 11bn during the third quarter to SEK 164bn. On an annual basis the increase was 43 percent. The rate of increase measured in euro has gradually decreased from 60 percent on an annual basis in September 2006 to 55 percent in March 2007 and 49 percent in June 2007. The rate is expected to continue to decrease.

In one year lending has increased by 31 percent in Estonia to SEK 66bn, by 50 percent in Latvia to SEK 52bn and by 50 percent in Lithuania to SEK 46bn. Lending to retail customers has increased in one year by 49 percent to SEK 64bn, while corporate lending has increased by 37 percent to SEK 93bn.

Deposits were unchanged during the quarter at SEK 92bn. In Estonia deposits have increased in one year by 16 percent to SEK 40bn, in Latvia by 15 percent to SEK 21bn and in Lithuania by 28 percent to SEK 31bn.

A total of 3.3 million cards were in issue, an increase of 10 percent since September 30 last year.

Market shares

The market share for outstanding bank lending was largely unchanged at 45 percent (46) in Estonia, 27 percent (27) in Latvia and 21 percent (21) in Lithuania. The market share for outstanding retail mortgages was 49 percent (50) in Estonia, 28 percent (28) in Latvia and 28 percent (29) in Lithuania.

The market share for outstanding household deposits was 62 percent (63) in Estonia, 29 percent (30) in Latvia and 39 percent (38) in Lithuania.

Profit trend Q3 vs. Q2 2007

Profit for the period amounted to SEK 1,150m (1,152). The return on equity was 31.4 percent (33.9). The cost/income ratio was 0.38 (0.39).

Income increased by SEK 90m 4 percent to SEK 2,288m (2,198) mainly through higher net interest income.

Net interest income increased by SEK 110m or 8 percent to SEK 1,487m. Further increases in deposit and lending volumes raised net interest income by SEK 88m. The lending margin decreased by 7 bp to 2.25 percent, which reduced net interest income by SEK 28m. In terms of deposits, the interest margin improved by 2 bp to 2.48 percent, which positively affected net interest income by SEK 5m. Other effects positively affected net interest income by SEK 45m.

Expenses increased by SEK 13m or 2 percent to SEK 864m mainly due to increased profit-based staff costs.

The number of full-time positions decreased by 44 to 9,112, of which by 111 in Estonia and 13 in Latvia, though in Lithuania the number increased by 80.

Loan losses amounted to SEK 153m (74). The quality of the credit portfolio remains high. The loan loss level was 0.40 percent (0.21).

Profit trend Q3 2007 vs. Q3 2006

Profit for the period increased by SEK 324m or 39 percent to SEK 1,150m (826). The return on equity was 31.4 percent (33.8) and the cost/income ratio improved to 0.38 (0.40).

Income increased by SEK 677m or 42 percent to SEK 2,288m (1,611) mainly through higher net interest income.

Net interest income increased by SEK 497m or 50 percent to SEK 1,487m. Further increases in deposit and lending volumes raised net interest income by SEK 369m. The lending margin decreased by 7 bp to 2.25 percent, which reduced net interest income by SEK 27m. In terms of deposits, the interest margin improved by 84 bp to 2.48 percent mainly due to a higher discount rate, which positively affected net interest income by SEK 197m. In other parts of operations net interest income decreased by SEK 42m.

Net commission income increased by SEK 100m to SEK 475m mainly due to higher card and payment commissions. Brokerage and lending commissions also increased.

Net gains and losses on financial items at fair value increased by SEK 39m to SEK 213m mainly due to higher trading income.

Other income increased by SEK 41m to SEK 111m in part due to capital gains on the sale of a property in Estonia as well as shares in an insurance brokerage company in Lithuania.

Expenses increased by SEK 220m or 34 percent to SEK 864m.

Staff costs excluding profit-based compensation increased by 31 percent to SEK 348m due to increases in the number of employees and wages. Profit-based compensation increased by SEK 63m or 63 percent to SEK 163m.

Other expenses increased by SEK 75m or 27 percent mainly due to increased business volumes.

The number of full-time positions increased by 1,114 to 9,112, of which by 315 in Estonia, 345 in Latvia and 454 in Lithuania.

Loan losses amounted to SEK 153m, an increase of SEK 85m. The loan loss level was 0.40 percent (0.27).

Profit trend Jan-Sep 2007 vs. Jan-Sep 2006

Profit for the period increased by SEK 1,177m or 57 percent to SEK 3,252m (2,075). The return on equity improved to 32.2 percent (31.3) and the cost/income ratio to 0.39 (0.44).

Income increased by SEK 2,071m or 48 percent to SEK 6,401m (4,330).

Net interest income increased by SEK 1,429m or 54 percent to SEK 4,079m. Further increases in deposit and lending volumes raised net interest income by SEK 1,092m. The lending margin decreased by 8 bp to 2.28 percent, which reduced net interest income by SEK 91m. In terms of deposits, the interest margin improved by 84 bp to 2.30 percent mainly due to a higher discount rate, which positively affected net interest income by SEK 567m. Other effects reduced net interest income by SEK 139m.

Net commission income increased by SEK 277m or 25 percent to SEK 1,377m mainly due to higher card and payment commissions. Brokerage and lending commissions also increased.

Net gains and losses on financial items at fair value increased by SEK 266m or 69 percent to SEK 653m mainly due to higher trading income.

Other income increased by SEK 99m or 52 percent to SEK 288m, in part due to increased net insurance income and capital gains on the sale of a property in Estonia as well as shares in an insurance brokerage company in Lithuania.

Expenses increased by SEK 599m or 32 percent to SEK 2,484m (1,885).

Staff costs excluding profit-based compensation increased by SEK 241m or 30 percent to SEK 1,048m due to increases in the number of employees and wages. Profit-based compensation increased by SEK 155m or 61 percent to SEK 409m.

Other expenses increased by SEK 203m or 25 percent to SEK 1,027m mainly through an increase in other administrative expenses.

The number of full-time positions increased by 1,114 to 9,112, of which by 315 in Estonia, 345 in Latvia and 454 in Lithuania.

In the last 12 months 9 new branches have been opened (Estonia – 2 to 96, Latvia + 3 to 76, Lithuania + 8 to 128).

Loan losses amounted to SEK 334m, an increase of SEK 138m. The loan loss level was 0.35 percent (0.31).

Estonia

Estonia is the dominant unit in Baltic Banking with approximately half the business area's profit. Estonia accounts for 40 percent (43) of lending and 43 percent (44) of deposits in the business area.

Profit for the period increased by SEK 3m from the second quarter and by SEK 115m from the third quarter 2006 to SEK 566m. The return on equity for the period January – September was 39.7 percent (40.0) and the cost/income ratio was 0.36 (0.39).

Latvia

Latvia is the second largest unit in Baltic Banking, accounting for 32 percent (31) of lending and 23 percent (24) of deposits.

For the third consecutive year Hansabank was named the most respected company in Latvia and the country's strongest brand.

The situation in the Latvian economy has positively affected income and profit, particularly in the second quarter.

Profit for the period decreased by SEK 13m from the second quarter and increased by SEK 105m from the third quarter 2006 to SEK 339m. The return on equity for the period January - September was 32.9 percent (35.0) and the cost/income ratio was 0.38 (0.43).

Lithuania

Lithuania accounts for 28 percent (26) of lending and 34 percent (32) of deposits in the business area.

Profit for the period increased by SEK 10m from the second quarter and by SEK 114m from the third quarter 2006 to SEK 270m. The return on equity for the period January - September was 31.7 percent (26.3) and the cost/income ratio was 0.44 (0.52).

Exchange rate effects

The local currencies in Estonia, Latvia and Lithuania are pegged to the euro. The Swedish krona appreciated against the euro by 0,6 percent during the third quarter. During the first three quaters the krona weakened by 1,7 percent. In 12 months the krona's exchange rate has appreciated against the euro by 0,9 percent.

The exchange rate effect of the translation to SEK negatively affected profit for the period by SEK 26m or 1 percent compared with the corresponding period of 2006.

Baltic Banking, Operations and Investment

Profit trend

SEKm	Jan-Sep 2007	Jan-Sep 2006	%	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006
Net interest income	3,775	2,308	64	1,382	1,282	1,111	1,023	886
Net commission income	1,377	1,100	25	475	478	424	417	375
Net gains and losses on financial items at fair value	653	387	69	213	235	205	216	174
Share of the profit or loss of associates	4	4	0	2	1	1	2	2
Other income	288	189	52	111	107	70	79	70
Total income	**6,097**	**3,988**	**53**	**2,183**	**2,103**	**1,811**	**1,737**	**1,507**
Staff costs	-1,048	-807	30	-348	-364	-336	-320	-266
Profit-based staff costs	-409	-254	61	-163	-131	-115	-130	-100
IT expenses	-211	-160	32	-70	-77	-64	-64	-53
Other expenses	-680	-544	25	-236	-233	-211	-254	-182
Depreciation/amortization	-208	-196	6	-71	-69	-68	-68	-67
Total expenses	**-2,556**	**-1,961**	**30**	**-888**	**-874**	**-794**	**-836**	**-668**
Profit before loan losses	**3,541**	**2,027**	**75**	**1,295**	**1,229**	**1,017**	**901**	**839**
Loan losses, net	-334	-196	70	-153	-74	-107	-74	-68
Operating profit	**3,207**	**1,831**	**75**	**1,142**	**1,155**	**910**	**827**	**771**
Tax expense	-310	-148		-114	-113	-83	-68	-64
Profit for the period	2,897	1,683	72	1,028	1,042	827	759	707
Profit for the period attributable to:								
Shareholders of Swedbank AB	**2,897**	**1,683**	**72**	**1,028**	**1,042**	**827**	**759**	**707**
Minority interest		0					0	0
Allocated equity	20,748	16,129	29	21,936	20,885	19,423	18,221	17,091
Return on allocated equity, %	18.6	13.9		18.7	20.0	17.0	16.7	16.5
Income items								
Income from external customers	6,097	3,988	53	2,183	2,103	1,811	1,737	1,507
Business volumes, SEK billion								
Lending	165	116	42	165	154	144	128	116
Deposits	92	77	19	92	92	89	84	77
Mutual funds & insurance	18	11	64	18	17	15	13	11
Risk-weighted volume, old principles	160	116	38	160	155	139	126	116
Total assets	223	161	39	223	214	196	180	161
Total liabilities	202	141	43	202	193	177	161	141
Full-time employees	9,112	7,998	14	9,112	9,156	8,610	8,209	7,998

Swedbank Markets

Swedbank Markets comprises capital market products and various types of project and corporate finance. It also has responsibility for financial institutions. In addition to operations in Sweden, the business area includes the subsidiaries First Securities in Norway and Swedbank First Securities LLC in New York, parts of the operations of the Norwegian branch and the branches in New York and Shanghai.

Swedbank Markets offers trading in securities and derivatives in the equity, fixed income and foreign exchange markets as well as financing solutions and professional analysis and advice. The research unit issues a continuous stream of analyses of about 150 Nordic companies. For individual investors Swedbank Markets offers equity trading and other investment services such as equity linked bonds. The sale of these products is done through the group's Swedish branch network, through savings banks and partly owned banks, and through the Internet bank and Telephone bank.

Profit trend

SEKm	Jan-Sep 2007	Jan-Sep 2006	%	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006
Net interest income	839	586	43	145	295	399	254	263
Net commission income	1,018	1,128	-10	273	381	364	341	319
Net gains and losses on financial items at fair value	591	810	-27	170	188	233	351	109
Share of the profit or loss of associates	6	0		2	-1	5	0	0
Other income	26	30	-13	8	8	10	11	9
Total income	**2,480**	**2,554**	**-3**	**598**	**871**	**1,011**	**957**	**700**
Staff costs	-505	-439	15	-181	-157	-167	-176	-151
Profit-based staff costs	-383	-476	-20	-44	-161	-178	-169	-109
IT expenses	-178	-169	5	-56	-61	-61	-63	-58
Other expenses	-357	-313	14	-131	-118	-108	-125	-102
Depreciation/amortization	-9	-9	0	-4	-2	-3	-2	-3
Total expenses	**-1,432**	**-1,406**	**2**	**-416**	**-499**	**-517**	**-535**	**-423**
Profit before loan losses	**1,048**	**1,148**	**-9**	**182**	**372**	**494**	**422**	**277**
Loan losses, net	-8	8		-5	-3	0	3	4
Operating profit	**1,040**	**1,156**	**-10**	**177**	**369**	**494**	**425**	**281**
Tax expense	-291	-323	-10	-49	-104	-138	-100	-78
Profit for the period	749	833	-10	128	265	356	325	203
Profit for the period attributable to:								
Shareholders of Swedbank AB	**670**	**713**	**-6**	**121**	**236**	**313**	**271**	**181**
Minority interest	79	120	-34	7	29	43	54	22
Allocated equity	4,147	3,633	14	4,205	4,301	3,935	3,493	3,507
Return on allocated equity, %	21.5	26.2		11.5	21.9	31.8	31.0	20.6
Income items								
Income from external customers	2,254	2,416	-7	522	798	934	905	646
Income from transactions with other segments	226	138	64	76	73	77	52	54
Business volumes, SEK billion								
Lending	18	18	0	18	21	20	16	18
Deposits	27	25	8	27	28	30	22	25
Mutual funds & insurance	2	1	100	2	2	1	1	1
Other investment volume	29	21	38	29	27	25	23	21
Risk-weighted volume, old principles	51	45	13	51	48	54	45	45
Total assets	448	344	30	448	378	400	320	344
Total liabilities	444	341	30	444	374	396	316	341
Full-time employees	718	667	8	718	712	691	668	667

Market conditions

During the third quarter equity, fixed income and foreign exchange trading was overshadowed by the problems with subprime mortgages in the U.S., which has primarily affected activity and liquidity in the fixed income market. The impact has been great and has led to a change in the price of credit risk as well as generally higher financing costs for all players. As a result, the value of Swedbank Markets' holding of credit bonds has been reduced by approximately SEK 60m.

Business volumes

Market shares for Swedbank Markets' operating areas remained stable and for several areas rose to a higher level than 2006.

Fixed income and currency trading, the largest product area, is responsible for all customer-related fixed income and foreign exchange transactions in Sweden. The product range consists of everything from simple investment solutions to structured investment or

financing solutions in foreign currency designed for specific customer needs.

Turnover in the Swedish foreign exchange market continued to rise as more companies do business abroad. Swedbank offers a broad range of services to effectively minimize currency risks, and during the latest quarter saw steadily rising demand. Trading through Swedbank's Internet trading platform, FX Trade, continues to increase. Over 40 percent of trades are made using this platform, a gain of 10 percent since the beginning of the year.

Turbulence in the credit market, rooted in uncertainty about valuations and complex structured credit bonds, has also affected the traditional credit market for companies and financial institutions. Activity during the third quarter is usually limited, and was even more so due to the events already mentioned; few transactions were executed. Swedbank has retained a leading position, however, with a market share of 28 percent as of September.

Internationally fixed income markets for euro and dollars experienced at times problems with pricing and liquidity. The Swedish fixed income market has performed better. The system of market makers, where Swedbank plays a significant role for all products, has proven to work well despite outside disruptions. Investors in Swedish commercial paper and bonds have had access to an efficient second-hand market despite international turbulence for similar products. This has been especially evident in the market for mortgage bonds. Market shares for mortgage and government bonds have greatly improved year-to-year.

In addition to responsibility for institutional equity trading, Swedbank Markets' **equity operations** play an important role in providing business support to Swedbank's branch network.

Swedbank's market shares have remained stable. Its share of trading on the Stockholm Stock Exchange was approximately 4 percent. Its market share for trading in warrants has increased from 9.4 percent as of September 2006 to 12.8 percent this year.

During the third quarter online securities trades continued to increase. The number of customers has climbed 78 percent this year. Swedbank's share of online equity trades is growing substantially and for the third quarter it was 58 percent, against 45 percent at year-end 2006.

Structured products mainly consist of various forms of equity linked bonds, SPAX. At the end of the third quarter Swedbank was the leader in the Swedish market with 24.8 percent of outstanding volume. During the third quarter sales of structured products increased from SEK 2.1bn last year to SEK 3.8bn. Sales during the first nine months of 2007 totaled SEK 3.4bn, or 38 percent higher than the previous year.

Project and Corporate Finance offers qualified advice to businesses on the debt and equity markets. The positive income trend in the Swedish part of the operations continued during the third quarter, and the level of activity remained high. Normalization of credit terms for acquisition financing has led to higher activity in the area.

During the period a corporate finance unit for the Nordic and Baltic regions launched its operations, which are carried out by units in Sweden, Estonia, Latvia and Lithuania under the Swedbank brand.

Group transaction services consist of custody, global payment and trade finance operations. During the third quarter custody had continued success in raising its volumes despite a turbulent market.

Custody launched a new service during the quarter that greatly strengthens its customer offering. Through a cooperation with JP Morgan Worldwide Securities, Swedbank can combine its expertise in local markets with JP Morgan's sophisticated products and competence in securities.

Business volumes for Trade Finance have developed well.

First Securities is one of Norway's leading brokerages. Equity market-related operations have developed very well. The third quarter usually sees slower activity in corporate finance. Due to the difficult market conditions, fixed income trading in Norway has been less successful to date this year.

Profit trend Q3 2007 vs. Q2 2007

Profit for the period decreased by SEK 115m or 49 percent to SEK 121m. The return on equity was 11.5 percent (21.9) and the cost/income ratio was 0.70 (0.57). The largest decreases in profit were in First Securities and in fixed income and foreign currency trading.

Income decreased by SEK 273m or 31 percent to SEK 598m, of which income in Norway's First Securities decreased by SEK 102m or 44 percent. The market value of Swedbank Markets' holding of credit bonds was reduced due to the international credit crisis by SEK 60m.

Expenses decreased by SEK 83m or 17 percent to SEK 416m. Profit-based costs decreased by SEK 117m.

Profit trend Q3 2007 vs. Q3 2006

Profit for the period decreased by SEK 60m or 33 percent to SEK 121m. The return on equity was 11.5 percent (20.6) and the cost/income ratio was 0.70 (0.60).

Income decreased by SEK 102m or 15 percent to SEK 598m. First Securities' income decreased by SEK 73m or 36 percent.

Expenses decreased marginally to SEK 416m (423). Profit-based staff costs decreased by SEK 65m.

Profit trend Jan–Sep 2007 vs. Jan–Sep 2006

Profit for the period decreased by SEK 43m or 6 percent to SEK 670m. The return on equity was 21.5 percent (26.2) and the cost/income ratio was 0.58 (0.55).

Income decreased by SEK 74m or 3 percent to SEK 2,480m. First Securities' income decreased by SEK 183m.

Expenses increased by SEK 26m or 2 percent to SEK 1,432m. Contractual wages increases and the new offices in Shanghai and New York contributed to the increase, while profit-based costs decreased.

Asset Management and Insurance

Asset Management and Insurance comprises the Swedbank Robur Group and its operations in fund management, institutional and discretionary asset management, insurance and individual pension savings.

Profit trend

SEKm	Jan-Sep 2007	Jan-Sep 2006	%	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006
Net interest income	62	23		19	24	19	10	10
Net commission income	1,453	1,206	20	543	511	399	395	416
Net gains and losses on financial items at fair value	3	0		1	1	1	2	2
Other income	160	133	20	55	50	55	59	48
Total income	**1,678**	**1,362**	**23**	**618**	**586**	**474**	**466**	**476**
Staff costs	-254	-195	30	-97	-87	-70	-66	-64
Profit-based staff costs	-33	-35	-6	-12	-15	-6	-6	-12
IT expenses	-111	-81	37	-36	-43	-32	-38	-32
Other expenses	-257	-180	43	-89	-94	-74	-74	-56
Depreciation/amortization	-3	-2	50	-2	0	-1	0	-1
Total expenses	**-658**	**-493**	**33**	**-236**	**-239**	**-183**	**-184**	**-165**
Profit before loan losses	**1,020**	**869**	**17**	**382**	**347**	**291**	**282**	**311**
Loan losses, net	0	0		0	0	0	0	0
Operating profit	**1,020**	**869**	**17**	**382**	**347**	**291**	**282**	**311**
Tax expense	-251	-204	23	-94	-88	-69	-70	-74
Profit for the period	**769**	**665**	**16**	**288**	**259**	**222**	**212**	**237**
Allocated equity	1,715	1,671	3	1,707	1,703	1,735	1,671	1,671
Return on allocated equity, %	59.8	53.1		67.5	60.8	51.2	50.7	56.7
Income items								
Income from external customers	3,294	2,843	16	1,150	1,139	1,005	988	941
Income from transactions with other segments	-1,616	-1,481	9	-532	-553	-531	-522	-465
Business volumes, SEK billion								
Mutual funds & insurance	415	377	10	415	429	415	398	377
Other investment volume	202	25		202	212	22	26	25
Risk-weighted volume, old principles	0	0		0	0	1	1	0
Total assets	78	67	16	78	80	77	71	67
Total liabilities	76	65	17	76	78	75	69	65
Full-time employees	327	269	22	327	327	275	281	269

Fund savings, volumes and flows

Contributions to Swedbank Robur's own mutual funds and those it markets amounted to SEK 72.9bn (70.7) during the first three quarters of 2007, while withdrawals amounted to SEK 80.7bn (70.6). Thus, the net outflow from Swedbank Robur's own and brokered funds during the first three quarters was SEK 7.8bn, against a net inflow of SEK 0.1bn during the corresponding period of 2006. In the previous year, however, PPM was included in net contributions in the first three quarters. Of net contributions, SEK -0.1bn (4.7) was from premium pension investments and SEK 1.5bn (2.3) from unit-linked insurance in Swedbank Insurance.

Swedbank Robur's assets under management amounted to SEK 415bn as of September 30, 2007 (SEK 398bn as of December 31, 2006). The change is due to appreciation in the value of fund assets of SEK 24.5bn mainly from rising stock prices during the year. The institutional asset management operations managed SEK 244bn (63), of which SEK 42bn (37) was invested in Swedbank Robur funds.

SEKbn	Sep 30 2007	Dec 31 2006	Sep 30 2006
Assets under management	415	398	377
of which:			
Swedish equities, %	*34.1*	*33.3*	*31.7*
foreign equities, %	*38.1*	*37.7*	*37.4*
interest-bearing securities, %	*27.8*	*29.0*	*30.9*
Number of customers (thousands)	2,780	2,779	2,749
Unit-linked insurance			
Assets under management	71.4	64.8	61.2
of which in Swedbank Robur's funds	*69.9*	*63.5*	*60.2*
Number of policies (thousands)	886	821	819
Discretionary asset management			
Assets under management	244	63	59
of which in Swedbank Robur's funds	*42*	*37*	*34*

Unit-linked insurance

Sales (premiums paid) of unit-linked insurance during the first three quarters of 2007 amounted to SEK 8.2bn (8.4). Swedbank Insurance's assets under management amounted to SEK 71.4bn (64.8) as of September 30. Swedbank Insurance had 886,000 (819,000) policies as of September 30, in addition to around 1 million group life insurance policies

Market shares

Swedbank Robur's share of net mutual fund contributions was negative (neg.) during the first three quarters of 2007. Its market share for assets under management in the fund market was 25 percent (26) as of June 30, 2007.

The market share for new unit linked insurance policies was 11 percent (11) as of June 30, 2007.

For Swedish retail customers' pension savings Swedbank Insurance was one of the largest actors on the Swedish market during the first half year of 2007 with a market share of 12 percent (13). In the corporate pension market its share was 5 percent (6).

Fund management results

The majority of Swedbank Robur's funds generated a positive return during the period. Swedish equity funds increased in value by between 7 and 8 percent, while the appreciation for "Alleman" (public savings) funds was 7.5 percent. Balanced funds increased between 2 and 6 percent, while Swedish fixed income funds depreciated between 0.4 and 2.3 percent.

The Small Cap Europe and Realinvest funds had the highest returns relative to their indexes. Among equity funds, 91 percent outperformed their comparative indexes. Among balanced funds, 62 percent outperformed their indexes, as did none of fixed income funds and all of index funds.

Morningstar's average rating on Swedbank Robur's funds as of September 30 was 3.44 (3.22).

Cooperation agreement with Folksam

During the first half year an agreement was signed with Folksam, as a result of which Swedbank Robur manages insurance and fund portfolios for Folksam with an aggregate value of SEK 177bn as of September 30. It also means that Swedbank Robur will acquire Folksam Fond AB, a fund management company with 22 funds and SEK 28bn in assets under management. A joint venture to administer insurance business has been established as well.

Other important events

During the period eleven new funds were launched: Protect 90, a fund with a guaranteed return; BRICT, a fund focused on emerging markets; Momentum, a fund that invests in strongly performing markets; three index funds for the institutional market, Stella Sweden and Stella Europe, which are more regionally focused funds that invest in a limited number of equities; Lux China, a China fund denominated in euro, and Action and Solid, two equity funds designed for private banking customers.

Swedbank Insurance was selected as one of five providers of unit linked insurance in an ITP procurement. Swedbank Robur has entered into agreements with Nordnet, Avanza and Skandiabanken to distribute Swedbank Robur's funds.

Profit trend Q3 2007 vs. Q2 2007

Profit for the period increased by SEK 29m or 11 percent to SEK 288m. The cost/income ratio improved to 0.38 (0.41). Income increased by SEK 32m or 5 percent to SEK 618m mainly due to the Folksam agreement, which affected income in the third quarter by SEK 65m (14).

Expenses decreased slightly to SEK 236m (239). The Folksam agreement led to a cost increase of SEK 42m during the third quarter (36).

Profit trend Q3 2007 vs. Q3 2006

Profit for the period increased by SEK 51m or 22 percent. The cost/income ratio was 0.38 (0.35). Income increased by SEK 142m or 30 percent mainly due to a higher asset volume, including volumes from Folksam. Expenses increased by SEK 71m or 43 percent mainly due to the Folksam agreement and expansion in the pension and insurance area.

Profit trend Jan–Sep 2007 vs. Jan–Sep 2006

Profit for the period increased by SEK 104m or 16 percent. The cost/income ratio was 0.39 (0.36). Income increased by SEK 316m or 23 percent to SEK 1,678m mainly due to a higher asset volume. Expenses increased by SEK 165m or 33 percent to SEK 658m mainly due to the Folksam agreement and expansion in the pension and insurance area. The number of full-time positions increased by 58 to 327, 43 of whom were the result of the cooperation with Folksam.

International Banking

International Banking comprises Swedbank's growing international operations outside its home markets of Sweden, Estonia, Latvia and Lithuania. The objective is that at least Ukraine and Russia will develop into geographical home markets for the group.

Aside from operations in Ukraine and Russia, the business area consists of operations in Luxembourg, Finland, Denmark and Norway as well as the representative offices in Japan and Ukraine. Their main purpose is to support Swedbank's operations in its geographical home markets.

The effects of the investment in TAS-Kommerzbank in Ukraine at the group level in the form of goodwill, amortization of identified surplus values in connection with the acquisition and financing costs for the acquisition are reported according to the same principles as in Baltic Banking, i.e. as a separate business distinct from Ukrainian Banking Operations. Ukrainian Banking Investment is included in the business area.

A management function with responsibility for strategic issues is also included in the business area.

Profit trend

SEKm	Jan-Sep 2007	Jan-Sep 2006	%	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006
Net interest income	639	322	98	335	162	142	134	121
Net commission income	141	79	78	58	40	43	37	28
Net gains and losses on financial items at fair value	52	27	93	39	6	7	11	16
Other income	8	4	100	7	1	0	3	-8
Total income	**840**	**432**	**94**	**439**	**209**	**192**	**185**	**157**
Staff costs	-226	-109		-125	-54	-47	-42	-37
Profit-based staff costs	-24	-14	71	-9	-10	-5	-7	-5
IT expenses	-33	-20	65	-13	-10	-10	-12	-5
Other expenses	-181	-276	-34	-103	-36	-42	-63	-35
Depreciation/amortization	-35	-6		-29	-3	-3	-2	-2
Total expenses	**-499**	**-425**	**17**	**-279**	**-113**	**-107**	**-126**	**-84**
Profit before loan losses	**341**	**7**		**160**	**96**	**85**	**59**	**73**
Loan losses, net	-101	-21		-75	-13	-13	-10	-13
Operating profit	**240**	**-14**		**85**	**83**	**72**	**49**	**60**
Tax expense	-63	-37	70	-21	-26	-16	1	-12
Profit for the period	177	-51		64	57	56	50	48
Profit for the period attributable to:								
Shareholders of Swedbank AB	**177**	**-53**		**64**	**57**	**56**	**52**	**47**
Minority interest		2					-2	1
Allocated equity	3,110	1,031		5,876	1,756	1,698	1,147	1,223
Return on allocated equity, %	7.6	neg.		4.4	13.0	13.2	18.1	15.4
Income items								
Income from external customers	837	429	95	437	209	191	184	161
Income from transactions with other segments	3	3	0	2	0	1	1	-4
Business volumes, SEK billion								
Lending	28	11		28	19	16	13	11
Risk-weighted volume, old principles	31	14		31	22	20	15	14
Total assets	40	16		40	24	23	18	16
Total liabilities	34	16		34	23	21	18	16
Full-time employees	3,747	286		3,747	419	365	332	286

Russian Banking

The Russian operations comprise retail banking at three branches, Moscow, St. Petersburg and Kaliningrad, leasing services and trade finance.

The Russian bank changed its name during the year from OAO Hansabank to OAO Swedbank.

A decision was made in the third quarter to transfer ownership of the bank OAO Swedbank and the leasing company OOO Hansa Leasing from Hansabank in Estonia to Swedbank in Sweden. The transfers, which will be made at market value, require the approval of Russian authorities.

The restrictions from the Russian central bank that limited Swedbank's operations in Russia during a three-month period were lifted in early September.

Against the backdrop of the government's actions, the previously announced retail banking expansion in Russia through the opening of new branches has been delayed.

Profit for the third quarter amounted to SEK 40m, against SEK 28m for the second quarter and SEK 31m for the third quarter of 2006. Profit for the period January – September amounted to SEK 113m (-58). Profit for

2006 was charged with a provision of SEK 150m for a VAT dispute in the leasing operations.

Lending amounted to SEK 8bn at the end of the quarter, an increase of 29 percent in one year.

The return on equity for the period January – September was 17.3 percent (neg.) and the cost/income ratio was 0.55 (1.01). The number of full-time positions increased to 325 (192).

Ukrainian Banking

In early July Swedbank finalized its acquisition of the Ukrainian bank TAS-Kommerzbank (TAS). TAS has 164,000 retail customers and 17,000 corporate customers.

The purchase price amounted to USD 735m, including an equity contribution of USD 50m. An additional payment of up to USD 250m is payable in three years, subject to the financial performance of the bank.

The acquisition of TAS is in line with Swedbank's strategy to expand its operations in Eastern Europe, where it is the market leader in the Baltic countries and has developing operations in Russia. A strong growth outlook, coupled with low penetration for financial services, offers Swedbank the opportunity to establish and develop a meaningful profit contributor.

Profit for the third quarter amounted to SEK 54m for Ukrainian Banking Operations. The return on equity was 17.3 percent and the cost/income ratio was 0.44.

Lending amounted to SEK 9bn. Measured in local currency, lending has increased by 92 percent in the last 12 months.

Deposits amounted to SEK 5bn. Measured in local currency, deposits have increased by 23 percent in the last 12 months.

In the last year the number of full-time positions has increased by 1,195 to 3,301. The number of branches as of September 30 was 191.

The market share for total bank lending was 2 percent.

Nordic branches

Swedbank's branch office in Norway was established in 1998. The money and capital market operations as well as business with financial institutions are part of Swedbank Markets. The branch has historically served Swedish corporate customers with operations in Norway as well as a select number of Norwegian corporate customers. The customer base and credit portfolio have increased substantially in the last two years. As of 2007 greater attention is also being paid to the retail market, which is being cultivated together with EnterCard and First Securities.

Swedbank's branch office in Denmark was established in spring 2005. In autumn 2006 a second branch was opened. The plan is to establish a third branch in 2007. The branches target both retail and corporate customers. The market share among Öresund commuters is estimated at 30 percent.

Swedbank's branch in Finland was founded in autumn 2005. Its focus is on Swedish corporate customers with operations in Finland, Finnish corporate customers with business in the Baltics and Russia, and a select number of other Finnish corporate customers.

Lending by the Nordic branches amounted to SEK 11bn as of September 30, 2007, an increase of SEK 6bn in one year. The increase was primarily in Norway. The number of full-time positions was 54, an increase of 22 in one year.

Luxembourg

Swedbank's private banking operations in Luxembourg has grown in scope in recent years. Assets under management amounted to SEK 3.6bn as of September 30, 2007. The number of full-time positions was 59 (52).

Other operations

A decision has been made to open a new representative office in Poland.

Profit trend Q3 2007 vs. Q2 2007

Profit for the period increased by SEK 7m or 12 percent to SEK 64m (57). The return on equity was 4.4 percent (13.0). The cost/income ratio was 0.64 (0.54).

Ukrainian Banking Operations accounted for SEK 54m (0) of the profit. Russian Banking accounted for SEK 40m (28). Ukrainian Banking Investment negatively affected profit by SEK 37m (0).

Income increased by SEK 230m to SEK 439m. Ukrainian Banking Operations, which was not included in the group in the previous quarter, contributed income of SEK 273m. For Russian Banking income decreased slightly to SEK 119m (132) due to the restrictions on operations. Ukrainian Banking Investment negatively affected income by SEK 33m. Income for the Nordic branches increased by SEK 2m.

Expenses increased by SEK 166m to SEK 279m. Ukrainian Banking Operations, which was not included in the group in the previous quarter, contributed expenses of SEK 119m. For Russian Banking expenses increased to SEK 77m (75). Expenses for amortization in the consolidated accounts of surplus values in Ukrainian Banking Investment amounted to SEK 15m.

Loan losses increased from SEK 13m to SEK 75m through the new Ukrainian operations.

Profit trend Q3 2007 vs. Q3 2006

Profit for the period increased by SEK 17m or 36 percent to SEK 64m (47). The return on equity was 4.4 percent (15.4). The cost/income ratio was 0.64 (0.54).

Income increased by SEK 282m to SEK 439m. Ukrainian Banking Operations, which was not included in the group previously, contributed income of SEK 273m. For Russian Banking income increased by SEK 16m or 16 percent to SEK 119m. Ukrainian Banking Investment negatively affected income by SEK 33m. Income for the Nordic branches increased by SEK 17m.

Expenses increased by SEK 195m to SEK 279m. Ukrainian Banking Operations, which was not included in the group previously, contributed expenses of SEK 119m. For Russian Banking expenses increased by SEK 23m to SEK 77m (54). Expenses for amortization in the consolidated accounts of surplus values in Ukrainian Banking Investment amounted to SEK 15m.

Loan losses increased from SEK 13m to SEK 75m through the new Ukrainian operations.

Profit trend Jan–Sep 2007 vs. Jan–Sep 2006

Profit for the period increased by SEK 230m to SEK 177m (-53). The return on equity was 7.6 percent (neg.). The cost/income ratio was 0.59 (0.98).

Of the profit increase, SEK 53m came from Ukrainian Banking, SEK 171m from Russian Banking, which in the previous year was affected by a provision of SEK 150m for a VAT dispute in the leasing operations, and SEK 29m from the Nordic branches.

Shared Services and Group Staff

The business area includes IT and other service functions; Treasury; Group Executive Management; group staff; and the group's own insurance company, Sparia.

During the second quarter 2007 the primary capital certificates in the Norwegian savings bank Nord-Norge were sold. In 2006 the shareholding in SpareBank 1 Gruppen and the primary capital certificates in the Norwegian savings banks Midt-Norge and Rogaland were sold. Consequently there are no remaining interests in Norwegian banks. The effects on profit in previous periods of these holdings are reported in this business area.

Profit trend

SEKm	Jan-Sep 2007	Jan-Sep 2006	%	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006
Net interest income	-191	-86		-3	-83	-105	-55	-71
Net commission income	34	-26		24	27	-17	17	-22
Net gains and losses on financial items at fair value	-215	334		-228	69	-56	189	196
Share of the profit or loss of associates	65	38	71	18	26	21	-52	10
Other income	2,306	2,316	0	731	755	820	786	737
Total income	**1,999**	**2,576**	**-22**	**542**	**794**	**663**	**885**	**850**
Staff costs	-1,049	-999	5	-339	-353	-357	-281	-329
Profit-based staff costs	-46	-38	21	-11	-11	-24	-1	-15
IT expenses	-539	-579	-7	-170	-172	-197	-195	-154
Other expenses	-672	-770	-13	-221	-204	-247	-255	-231
Depreciation/amortization	-188	-181	4	-61	-65	-62	-68	-59
Total expenses	**-2,494**	**-2,567**	**-3**	**-802**	**-805**	**-887**	**-800**	**-788**
Profit before loan losses	**-495**	**9**		**-260**	**-11**	**-224**	**85**	**62**
Loan losses, net	11	1		6	1	4	-5	0
Operating profit	**-484**	**10**		**-254**	**-10**	**-220**	**80**	**62**
Tax expense	222	256	-13	83	51	88	-82	54
Profit for the period	**-262**	**266**		**-171**	**41**	**-132**	**-2**	**116**
Allocated equity	6,509	5,216	25	3,197	6,953	9,377	4,768	4,118
Return on allocated equity, %	neg.	6.8		neg.	2.4	neg.	neg.	11.3
Income items								
Income from external customers	408	679	-40	-41	281	168	349	278
Income from transactions with other segments	1,591	1,897	-16	583	513	495	536	572
Business volumes, SEK billion								
Lending	0	0		0	0	0	0	0
Risk-weighted volume, old principles	5	3	67	5	4	4	4	3
Total assets	242	245	-1	242	244	266	229	245
Total liabilities	238	241	-1	238	236	255	225	241
Full-time employees	1,656	1,664	0	1,656	1,670	1,668	1,670	1,664

Shared Services

Shared Services comprises slightly over 1,300 full-time positions and is responsible for IT, back office for the branch network and other shared support functions in Sweden.

According to international benchmarking by the polling company Compass, Swedbank's IT operations are among the most cost-effective in the industry. Despite substantial increases in transaction volumes, particularly for the Internet bank and in the card area, Swedbank's IT costs for Swedish operations have essentially remained unchanged for several years.

The purchasing process previously introduced in Sweden was implemented in the Baltic countries during the report period. Since the start of the year Swedbank therefore uses uniform routines and coordinates all group purchases.

Shared Services is continuing to improve the efficiency of the bank's processes using structured methodologies. The work is being done in cooperation with Swedish Banking, Baltic Banking and Swedbank Markets. A number of shared projects are also being conducted with the Baltic operations in the areas of IT operations, management and development in order to further improve efficiencies.

Group staff

The main duties of the group staffs during the period included preparations for, and implementation of, the integration of TAS-Kommerzbank in Ukraine, implementation of the new capital adequacy rules and work with the anti money laundering directive.

Profit trend Q3 2007 vs. Q2 2007

Profit for the period amounted to SEK -171m (41). The decrease was mainly due to lower income from Group Treasury including the internal bank.

The large part of the business area's income is from services sold internally by Shared Services and Group Staff to other business areas, primarily Swedish Banking.

Income decreased by SEK 252m or 32 percent to SEK 542m (794).

Income from Group Treasury including the internal bank decreased by SEK 174m. While net interest income improved by SEK 92m mainly through distributions from profit-sharing loans, net gains and losses on financial items at fair value decreased by SEK 266m mainly due to valuation effects caused by turbulence in the financial market. Income from the holdings in Norwegian savings banks, which have since been sold, decreased by SEK 32m.

The share of profit in associates decreased by SEK 8m due to lower profit from VPC.

Expenses were stable at SEK 802m (805).

Profit trend Q3 2007 vs. Q3 2006

Profit for the period decreased by SEK 287m to SEK -171m (116). The decrease was mainly due to lower income from Group Treasury including the internal bank.

Income decreased by SEK 308m or 36 percent to SEK 542m (850).

Income from Group Treasury including the internal bank decreased by SEK 351m. While net interest income improved by SEK 86m mainly through distributions from profit-sharing loans, net gains and losses on financial items at fair value decreased by SEK 438m. The holdings in Norwegian savings banks, which have since been sold, reduced the value by SEK 12m in 2006. The share of profit in associates increased by SEK 8m due to improved profit from VPC.

Expenses increased by SEK 14m or 2 percent to SEK 802m (788).

Profit trend Jan–Sep 2007 vs. Jan–Sep 2006

Profit for the period decreased by SEK 528m to SEK -262m (266). The decrease was mainly due to lower income from Group Treasury including the internal bank as well as a significant increase in 2006 in the value of the holdings in Norwegian savings banks and SpareBank 1 Gruppen, which have since been sold.

Income decreased by SEK 577m or 22 percent to SEK 1,999m (2,576).

Income from Group Treasury including the internal bank decreased by SEK 383m. Net interest income decreased by SEK 51m and net gains and losses on financial items at fair value decreased by SEK 331m. Income from the holding in Norwegian savings banks and SpareBank 1 Gruppen decreased by SEK 218m.

The share of profit in associates increased by SEK 27m due to improved profit from VPC.

Expenses decreased by SEK 73m or 3 percent to SEK 2,494m (2,567).

Eliminations

SEKm	Jan-Sep 2007	Jan-Sep 2006	%	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006
Net interest income	0	-4		2	6	-8	-6	-3
Net commission income	0	0		0	0	0	1	0
Net gains and losses on financial items at fair value	2	4	-50	0	-6	8	-1	4
Share of the profit or loss of associates	0	0		0	0	0	0	0
Other income	-2,169	-2,181	-1	-699	-736	-734	-705	-694
Total income	**-2,167**	**-2,181**	**-1**	**-697**	**-736**	**-734**	**-711**	**-693**
Staff costs	18	12	50	10	2	6	16	10
Profit-based staff costs	0	0		0	0	0	0	0
IT expenses	679	722	-6	201	236	242	232	204
Other expenses	1,470	1,447	2	486	498	486	463	479
Depreciation/amortization	0	0		0	0	0	0	0
Total expenses	**2,167**	**2,181**	**-1**	**697**	**736**	**734**	**711**	**693**
Income items								
Income from external customers	-541	-250		-114	-206	-221	-109	-160
Income from transactions with other segments	-1,626	-1,931	-16	-583	-530	-513	-602	-533
Business volumes, SEK billion								
Mutual funds & insurance	-265	-246	8	-265	-273	-266	-256	-246
Other investment volume	-22	-16	38	-22	-21	-20	-18	-16
Total assets	-364	-315	16	-364	-340	-404	-305	-315
Total liabilities	-364	-315	16	-364	-340	-404	-305	-315

Index of financial information

Income statement, group

SEKm	Q3 2007	Q2 2007	%	Q3 2006	%	Jan-Sep 2007	Jan-Sep 2006	%	Full-year 2006
Interest income	*17,219*	*15,971*	*8*	*12,161*	*42*	*47,941*	*33,776*	*42*	*47,165*
Interest expenses	*-12,413*	*-11,380*	*9*	*-8,022*	*55*	*-34,043*	*-22,102*	*54*	*-31,188*
Net interest income	**4,806**	**4,591**	**5**	**4,139**	**16**	**13,898**	**11,674**	**19**	**15,977**
Commission income	*3,238*	*3,305*	*-2*	*2,758*	*17*	*9,541*	*8,488*	*12*	*11,465*
Commission expenses	*-735*	*-753*	*-2*	*-649*	*13*	*-2,197*	*-1,928*	*14*	*-2,596*
Net commission income (Note 1)	**2,503**	**2,552**	**-2**	**2,109**	**19**	**7,344**	**6,560**	**12**	**8,869**
Net gains and losses on financial items at fair value (Note 2)	196	579	-66	513	-62	1,305	1,830	-29	2,738
Insurance premiums	*437*	*538*	*-19*	*284*	*54*	*1,344*	*936*	*44*	*1,353*
Insurance provisions	*-338*	*-447*	*-24*	*-217*	*56*	*-1,075*	*-752*	*43*	*-1,089*
Net insurance	**99**	**91**	**9**	**67**	**48**	**269**	**184**	**46**	**264**
Share of the profit or loss of associates	140	95	47	53		354	248	43	222
Other income	287	318	-10	283	1	880	789	12	1,127
Total income	**8,031**	**8,226**	**-2**	**7,164**	**12**	**24,050**	**21,285**	**13**	**29,197**
Staff costs	-2,075	-2,016	3	-1,772	17	-6,023	-5,375	12	-7,253
Profit-based staff costs	-337	-409	-18	-301	12	-1,136	-1,005	13	-1,307
Other general administrative expenses	-1,528	-1,539	-1	-1,262	21	-4,521	-4,196	8	-5,920
Total general administrative expenses	**-3,940**	**-3,964**	**-1**	**-3,335**	**18**	**-11,680**	**-10,576**	**10**	**-14,480**
Depreciation/amortization and impairments of tangible and intangible fixed assets	-192	-160	20	-155	24	-513	-466	10	-659
Total expenses	**-4,132**	**-4,124**	**0**	**-3,490**	**18**	**-12,193**	**-11,042**	**10**	**-15,139**
Profit before loan losses	**3,899**	**4,102**	**-5**	**3,674**	**6**	**11,857**	**10,243**	**16**	**14,058**
Loan losses, net (Note 3)	-230	-102		67		-381	133		205
Operating profit	**3,669**	**4,000**	**-8**	**3,741**	**-2**	**11,476**	**10,376**	**11**	**14,263**
Tax expense	-793	-856	-7	-806	-2	-2,500	-2,283	10	-3,211
Profit for the period	2,876	3,144	-9	2,935	-2	8,976	8,093	11	11,052
Profit for the period attributable to:									
Shareholders of Swedbank AB	**2,866**	**3,112**	**-8**	**2,911**	**-2**	**8,888**	**7,967**	**12**	**10,880**
Minority interest	10	32	-69	24	-58	88	126	-30	172
Earnings per share, SEK	5.57	6.03		5.65		17.25	15.46		21.11

See page 38 for number of shares.

Quarterly income statement

Group SEKm	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Net interest income	4,806	4,591	4,501	4,303	4,139	4,029	3,506	3,953
Net commission income	2,503	2,552	2,289	2,309	2,109	2,353	2,098	1,896
Net gains and losses on financial items at fair value	196	579	530	908	513	786	531	765
Net insurance	99	91	79	80	67	100	17	67
Share of the profit or loss of associates	140	95	119	-26	53	58	137	48
Other income	287	318	275	338	283	252	254	268
Total income	**8,031**	**8,226**	**7,793**	**7,912**	**7,164**	**7,578**	**6,543**	**6,997**
Staff costs	-2,075	-2,016	-1,932	-1,878	-1,772	-1,791	-1,812	-1,731
Profit-based staff costs	-337	-409	-390	-302	-301	-412	-292	-378
Other general administrative expenses	-1,528	-1,539	-1,454	-1,724	-1,262	-1,543	-1,391	-1,447
Total general administrative expenses	**-3,940**	**-3,964**	**-3,776**	**-3,904**	**-3,335**	**-3,746**	**-3,495**	**-3,556**
Depreciation/amortization and impairments of tangible and intangible fixed assets	-192	-160	-161	-193	-155	-156	-155	-161
Total expenses	**-4,132**	**-4,124**	**-3,937**	**-4,097**	**-3,490**	**-3,902**	**-3,650**	**-3,717**
Profit before loan losses	**3,899**	**4,102**	**3,856**	**3,815**	**3,674**	**3,676**	**2,893**	**3,280**
Loan losses, net	-230	-102	-49	72	67	116	-50	-1
Operating profit	**3,669**	**4,000**	**3,807**	**3,887**	**3,741**	**3,792**	**2,843**	**3,279**
Tax expense	-793	-856	-851	-928	-806	-938	-539	-675
Profit for the period	2,876	3,144	2,956	2,959	2,935	2,854	2,304	2,604
Profit for the period attributable to:								
Shareholders of Swedbank AB	**2,866**	**3,112**	**2,910**	**2,913**	**2,911**	**2,786**	**2,270**	**2,570**
Minority interest	10	32	46	46	24	68	34	34

Capital adequacy

New capital adequacy rules ("Basel II")

On February 1, 2007 Sweden introduced new capital adequacy rules, Basel II. The rules are based on the so-called Basel Accord and are being introduced throughout the EU according to the provisions of the EU's Banking Directive and Capital Requirements Directive. According to the new rules, the capital requirement will be more closely linked to the institute's risk profile. One of the changes is that the minimum capital adequacy requirement for credit risks may now be based on Swedbank's internal risk measurement according to the Internal Ratings-Based Approach ("IRB"), contingent on the permission of the Financial Supervisory Authority. Another important change is that a capital adequacy requirement for operational risks has been added to the existing capital adequacy requirement for credit risks and market risks.

The transition to rules that are based to a greater extent on internal risk measurement entails substantial changes in the minimum capital requirement for the majority of institutions. As a result, capital floors apply during a three-year period through 2009. According to these floor rules, any reduction in the capital requirement is limited by the new rules during the transition period. The rules state that the minimum capital requirement in 2007 may not fall below 95 percent of the capital requirement calculated according to the older rules, with the exception of certain adjustments. In 2008 the floor will be lowered to 90 percent and in 2009 to 80 percent of the capital requirement calculated according to the older rules.

Swedbank has obtained permission from the Swedish FSA to apply IRB

The method will be rolled out in the Swedbank financial companies group during a three-year period. As of 2007 the method is applied in the Swedish business, including the branch offices in New York and Oslo, with the exception of Swedbank Finans, EnterCard and certain exposure classes such as the Swedish state and Swedish municipalities, where the method is considered less suitable. In the table in the following page, Swedbank's capital adequacy as of September 30 is shown according to the new rules, with comparable and historical figures according to older rules.

Swedbank financial companies group SEKm	Sep 30 2007	According to older rules Sep 30 2007	Dec 31 2006	Sep 30 2006
Primary capital	48,258	49,057	47,497	45,301
Supplementary capital	27,298	28,171	26,067	27,486
Less shares, etc.	-1,875	-2,106	-2,634	-2,276
Capital base	**73,681**	**75,122**	**70,930**	**70,511**
Risk-weighted assets	**563,852**	**847,868**	**726,712**	**700,038**
Capital requirement for credit risks, older rules	17,542	66,174	56,657	54,509
Capital requirement for credit risks, IRB	23,839			
Capital requirement for settlement risks	12	12	5	7
Capital requirement for market risks	1,046	1,643	1,475	1,487
whereof risks in the trading book outside VaR	*765*	*1,362*	*1,277*	*1,165*
whereof currency risks outside VaR	*1*	*1*		*141*
whereof risks where VaR models are applied	*280*	*280*	*198*	*181*
Capital requirement for operational risks	2,669			
Capital requirement	**45,108**	**67,829**	**58,137**	**56,003**
Supplement during transition period	17,629			
Capital requirement including supplement	**62,737**			
Tier 1 capital ratio, % excluding supplement	8.6	5.8	6.5	6.5
Capital adequacy ratio, % excluding supplement	13.1	8.9	9.8	10.1
Capital base in relation to capital requirement excluding supplement	1.63	1.11	1.22	1.26
Tier 1 capital ratio, % including supplement	6.2			
Capital adequacy ratio, % including supplement	9.4			
Capital base in relation to capital requirement including supplement	1.17			

As of September 30, 2007 the Swedbank financial companies group included the Swedbank group, EnterCard Holding AB, Eskilstuna Rekarne Sparbank AB, Färs och Frosta Sparbank AB, Swedbank Sjuhärad AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB and Bankernas Depå AB. The group's insurance companies are not included according to the capital adequacy rules for financial companies groups.

Capital base

As indicated in the table above, tier 1 capital and the capital base are lower when calculated according to the new capital adequacy rules. This is primarily because of a deduction from the capital base for the amount by which the expected loss exceeds the provisions in the accounts for the part of the portfolio calculated according to IRB. Half of this deduction is in tier 1 capital.

These expected losses are estimated according to current laws and regulations and with information from Swedbank's internal risk classification system. Swedbank's calculations are characterized by prudence, so that risks are overestimated rather than underestimated. In addition, the Swedish FSA's instructions have built additional safety margins into the risk classification system. As a result, expected losses according to the new capital adequacy rules exceed the bank's best estimate of loss levels and required provisions.

Capital requirement for credit risks according to older rules

In 2007 the 2006 capital adequacy rules are applied to exposures where IRB is not applied.

Capital requirements for credit risks according to IRB

As indicated in the table above, the capital requirement for the part of the portfolio now calculated according to IRB decreased by 51 percent, from SEK 48,632m to SEK 23,839m. The principal decrease is in the household portfolio, where the capital requirement generally decreases. In the corporate portfolio the effect is mixed. The capital requirement increases significantly for certain credits at the same time it decreases significantly for others. At portfolio level the capital requirement also decreases in the corporate segment, albeit less than in the household segment. Since the first report on the capital requirement for credit risks according to IRB as of March 31, 2007 the methods have been refined, as a result of which the capital requirement has further decreased.

Credit risks, IRB Sep 30, 2007 SEKm	Exposure after credit risk protection	Average risk weight	Capital requirement
Total credit risks, IRB	**1,224,728**	**24%**	**23,839**
whereof institutional exposures	*275,289*	*9%*	*1,980*
whereof corporate exposures	*275,583*	*74%*	*16,361*
whereof retail exposures	*637,112*	*10%*	*5,071*
whereof equity exposures	*0*	*0%*	*0*
whereof other non credit-obligation asset exposures	*36,744*	*15%*	*427*

Market risks

Swedbank has obtained permission from the Swedish FSA to calculate the capital requirement for general interest rate risk in the trading book of Swedbank AB and the Hansabank group with its own Value at Risk model. The permission also covers general and specific share price risk in Swedbank AB as well as currency risk in Swedbank AB and the Hansabank group.

The capital requirement for other market risks therefore relates to specific interest rate risk, share price risk in the Hansabank group, market risks in First Securities' trading book and currency exposures outside Swedbank AB and the Hansabank group. Counterparty risks in the trading book were previously reported as market risks, but are now reported as credit risk according to the new capital adequacy rules.

Operational risk

Swedbank has chosen the standardized method to calculate operational risk. According to the Swedish FSA, Swedbank meets the qualitative requirements to apply this method.

Income statement, parent company

SEKm	Q3 2007	Q2 2007	%	Q3 2007	%	Jan-Sep 2007	Jan-Sep 2006	%	Full-year 2006
Interest income	*9,707*	*9,243*	*5*	*6,484*	*50*	*27,264*	*17,643*	*55*	*24,972*
Interest expenses	*-7,976*	*-7,393*	*8*	*-4,663*	*71*	*-21,759*	*-12,373*	*76*	*-17,885*
Net interest income	**1,731**	**1,850**	**-6**	**1,821**	**-5**	**5,505**	**5,270**	**4**	**7,087**
Dividends received	-15	426		17		664	498	33	1,836
Commission income	*1,428*	*1,414*	*1*	*1,521*	*-6*	*4,234*	*4,699*	*-10*	*6,202*
Commission expenses	*-122*	*-159*	*-23*	*-382*	*-68*	*-528*	*-1,096*	*-52*	*-1,404*
Net commission income (Note 1)	**1,306**	**1,255**	**4**	**1,139**	**15**	**3,706**	**3,603**	**3**	**4,798**
Net gains and losses on financial items at fair value (Note 2)	65	40	63	366	-82	218	923	-76	1,546
Other income	276	340	-19	237	16	886	696	27	1,047
Total income	**3,363**	**3,911**	**-14**	**3,580**	**-6**	**10,979**	**10,990**	**0**	**16,314**
General administrative expenses									
- Staff costs	-1,586	-1,606	-1	-1,496	6	-4,736	-4,529	5	-5,954
- Other expenses	-996	-1,016	-2	-880	13	-3,006	-2,906	3	-4,090
Total general administrative expenses	**-2,582**	**-2,622**	**-2**	**-2,376**	**9**	**-7,742**	**-7,435**	**4**	**-10,044**
Depreciation/amortization and impairments of tangible and intangible fixed assets	-70	-65	8	-66	6	-199	-203	-2	-268
Amortization of goodwill	-33	-29	14	-30	10	-92	-89	3	-119
Total expenses	**-2,685**	**-2,716**	**-1**	**-2,472**	**9**	**-8,033**	**-7,727**	**4**	**-10,431**
Profit before loan losses	**678**	**1,195**	**-43**	**1,108**	**-39**	**2,946**	**3,263**	**-10**	**5,883**
Loan losses, net (Note 3)	-17	-45	-62	139		-20	351		479
Impairment of financial fixed assets									-4
Operating profit	**661**	**1,150**	**-43**	**1,247**	**-47**	**2,926**	**3,614**	**-19**	**6,358**
Appropriations	-4	-4	0	11		-12	3		138
Tax expense	-198	-225	-12	-290	-32	-686	-722	-5	-1,461
Profit for the period	**459**	**921**	**-50**	**968**	**-53**	**2,228**	**2,895**	**-23**	**5,035**

Balance sheet

SEKm	Group Sep 30 2007	Group Dec 31 2006	Group Sep 30 2006	Parent company Sep 30 2007	Parent company Dec 31 2006	Parent company Sep 30 2006
Assets						
Loans to credit institutions	208,216	161,097	158,945	403,367	322,643	313,081
Loans to the public	1,091,947	946,319	941,452	348,427	273,669	289,707
Interest-bearing securities	89,482	99,600	97,716	105,509	105,960	103,024
Shares and participating interests	82,425	72,589	66,819	49,853	42,733	40,536
- for which customers bear the investment risk	*71,902*	*65,008*	*61,386*			
Derivatives	38,242	23,864	24,319	35,469	22,934	20,265
Other assets	64,525	49,520	52,164	20,112	14,692	19,870
Total assets	**1,574,837**	**1,352,989**	**1,341,415**	**962,737**	**782,631**	**786,483**
Liabilities and equity						
Amounts owed to credit institutions	152,191	130,642	123,638	195,756	174,727	174,841
Deposits and borrowings from the public	444,462	400,035	390,269	346,979	315,490	312,361
Debt securities in issue, etc	659,533	561,208	582,050	230,262	145,581	157,785
Financial liabilities for which customers bear the investment risk	72,373	65,289	61,582			
Derivatives	46,983	31,607	24,206	40,617	25,144	20,592
Other liabilities and provisions	92,899	69,506	65,399	72,341	50,008	49,473
Subordinated liabilities	41,785	34,425	36,240	39,251	32,140	33,874
Untaxed reserves				3,229	3,226	3,358
Equity	64,611	60,277	58,031	34,302	36,315	34,199
- Minority	*245*	*303*	*382*			
- Shareholders	*64,366*	*59,974*	*57,649*	*34,302*	*36,315*	*34,199*
Total liabilities and equity	**1,574,837**	**1,352,989**	**1,341,415**	**962,737**	**782,631**	**786,483**
Assets pledged for own liabilities				95,784	91,792	88,907
Other assets pledged				14,809	11,817	14,802
Contingent liabilities				26,624	39,991	39,614
Commitments				151,590	106,489	98,428

Cash flow statement

SEKm	Group Jan-Sep 2007	Group Jan-Sep 2006	Group Full-year 2006	Parent company Jan-Sep 2007	Parent company Jan-Sep 2006	Parent company Full-year 2006
Cash and cash equivalents at beginning of period *)	**83,032**	**89,514**	**89,514**	**76,779**	**96,074**	**96,074**
Operating activities	-33,400	-42,371	-58,747	-18,899	-26,584	-58,955
Investing activities	-6,457	852	1,076	-6,081	1,378	1,264
Financing activities	84,361	58,451	52,074	71,016	36,043	38,396
Cash flow for the period	**44,504**	**16,932**	**-5,597**	**46,036**	**10,837**	**-19,295**
Exchange rate differences on cash and cash equivalents	413	-230	-885			
Cash and cash equivalents in acquired entities	294			2		
Cash and cash equivalents at end of period *)	**128,243**	**106,216**	**83,032**	**122,817**	**106,911**	**76,779**
*) of which, securities pledged for OMX						
- at beginning of period	4,384	2,729	2,729	4,384	2,729	2,729
- at end of period	4,093	3,307	4,384	4,093	3,307	4,384

Turnover of own debt instruments

The Swedbank group issues and repurchases its own debt instruments. This turnover is intended for the group's securities operations and as a component in financing its operations. The turnover of interest-bearing securities, bonds and commercial paper during the period was as follows:

Issued (sold) SEK 141bn (186)
Redeemed (bought) SEK -135bn (-158)

Statement of changes in equity, group

SEKm	Minority interest	Shareholders' equity			Total equity
		Capital contributions	Other equity	Total	
Opening balance January 1, 2006	**232**	**14,674**	**38,963**	**53,637**	**53,869**
Currency translation from foreign operations	-4		11	11	7
Related deferred tax			-101	-101	-101
Net income for the period recognized directly in equity	**-4**	**0**	**-90**	**-90**	**-94**
Profit for the period reported via income statement	126		7,967	7,967	8,093
Total profit for the period	**122**	**0**	**7,877**	**7,877**	**7,999**
New share issue	20				20
Dividend	-107		-3,865	-3,865	-3,972
Sold to minority	116				116
Acquisition from minority	-1				-1
Closing balance September 30, 2006	**382**	**14,674**	**42,975**	**57,649**	**58,031**
Opening balance January 1, 2006	**232**	**14,674**	**38,963**	**53,637**	**53,869**
Currency translation of foreign operations	-11		-541	-541	-552
Related deferred tax			-137	-137	-137
Net income for the period recognized directly in equity	**-11**	**0**	**-678**	**-678**	**-689**
Profit for the period reported via income statement	172		10,880	10,880	11,052
Total profit for the period	**161**	**0**	**10,202**	**10,202**	**10,363**
New share issue	20				20
Dividend	-107		-3,865	-3,865	-3,972
Decrease share capital		-299	299		
Bonus issue		516	-516		
Acquisition from minority	-3				-3
Closing balance December 31, 2006	**303**	**14,891**	**45,083**	**59,974**	**60,277**
Opening balance January 1, 2007	**303**	**14,891**	**45,083**	**59,974**	**60,277**
Cash flow hedges:					
-Gains/losses taken to equity			-222	-222	-222
-Related deferred tax			44	44	44
-Transferred to initial carrying amount of hedged item			157	157	157
-Related deferred tax			-44	-44	-44
Currency translation of foreign operations	16		-237	-237	-221
Related deferred tax			58	58	58
Net income for the period recognized directly in equity	**16**	**0**	**-244**	**-244**	**-228**
Profit for the period reported via income statement	88		8,888	8,888	8,976
Total profit for the period	**104**	**0**	**8,644**	**8,644**	**8,748**
Dividend	-172		-4,252	-4,252	-4,424
New minority interest on acquisitions of subsidiaries	10				10
Closing balance September 30, 2007	**245**	**14,891**	**49,475**	**64,366**	**64,611**

Statement of changes in equity, parent company

SEKm	Restricted equity	Non-restricted equity	Total equity
Closing balance December 31, 2005	**17,312**	**17,702**	**35,014**
Change in accounting policy relating to FFFS 2006:16		155	155
Adjusted opening balance January 1, 2006	**17,312**	**17,857**	**35,169**
Dividend		-3,865	-3,865
Reduction of the share capital	-299	299	
Stock dividend	299	-299	
Profit for the period		2,895	2,895
Closing balance September 30, 2007	**17,312**	**16,887**	**34,199**
Closing balance December 31, 2005	**17,312**	**17,702**	**35,014**
Change in accounting policy relating to FFFS 2006:16		155	155
Adjusted opening balance January 1, 2006	**17,312**	**17,857**	**35,169**
Dividend		-3,865	-3,865
Reduction of the share capital	-299	299	
Stock dividend	299	-299	
Group contribution net		-24	-24
Profit for the period		5,035	5,035
Closing balance December 31, 2006	**17,312**	**19,003**	**36,315**
Opening balance January 1, 2007	**17,312**	**19,003**	**36,315**
Cash flow hedges:			
-Gains/losses taken to equity		-157	-157
-Related deferred tax		44	44
-Transferred to initial carrying amount of hedged item		157	157
-Related deferred tax		-44	-44
Merger profit, Söderhamns Sparbank AB		11	11
Net income for the period recognized directly in equity		**11**	**11**
Profit for the period		2,228	2,228
Total profit for the period		**2,239**	**2,239**
Dividend		-4,252	-4,252
Closing balance September 30, 2007	**17,312**	**16,990**	**34,302**

Lending, group

SEKbn	Sep 30 2007	Dec 31 2006	%	Sep 30 2006	%
Private individuals	538.8	479.9	12	462.6	17
of which Swedbank Mortgage AB	*413.2*	*379.2*	*9*	*368.2*	*12*
Real estate management	207.8	190.9	9	178.9	15
Retail, hotels, restaurants	40.2	34.1	18	33.1	22
Construction	15.6	12.9	21	12.6	23
Manufacturing	35.0	30.1	16	29.2	20
Transportation	20.2	16.5	22	15.9	27
Forestry and agriculture	49.0	45.3	8	44.9	9
Other service businesses	44.9	36.5	23	34.8	29
Other business lending	76.7	58.8	30	64.9	18
Municipalities	14.8	13.9	6	13.8	7
Total lending to the public, excl. repos	**1,043.0**	**918.9**	**13**	**890.7**	**17**
of which Baltic Banking Operations	*163.5*	*126.9*	*27*	*115.2*	*43*
Credit institutions incl. Nat'l Debt Office	93.3	78.4	19	73.1	28
Repurchase agreements (repos)	163.9	110.1	49	136.6	20
Total lending	**1,300.2**	**1,107.4**	**17**	**1,100.4**	**18**

Savings and investments, group

SEKbn	Sep 30 2007	Dec 31 2006	%	Sep 30 2006	%
Deposits from the public					
Households	261.7	223.4	17	222.4	18
Other deposits from the public	168.5	153.3	10	143.9	17
Total deposits from the public	**430.2**	**376.7**	**14**	**366.3**	**17**
of which Baltic Banking Operations	*91.8*	*83.7*	*10*	*76.8*	*20*
Discretionary asset management *	202.2	25.8		24.9	
Fund assets under management	434.6	412.5	5	389.4	12
Unit-linked insurance	71.4	64.8	10	61.2	17
Of which unit-linked insurance in own companies	-69.9	-63.5	10	-60.2	16
Retail bonds, interest-bearing	1.1	1.1	0	1.1	0
Retail bonds, equity linked	28.4	23.3	22	20.6	38
Total savings and investments	**1,098.0**	**840.7**	**31**	**803.3**	**37**

* excluding investments in Swedbank Robur's funds

Notes

Note 1. Net commission income

Group SEKm	Q3 2007	Q2 2007	Q3 2006	Jan-Sep 2007	Jan-Sep 2006	Full-year 2006
Commission income						
Payment processing	1,220	1,143	1,037	3,396	2,942	4,010
Lending	183	178	149	509	467	605
Brokerage	243	242	211	774	763	989
Asset management	1,133	1,126	915	3,231	2,766	3,719
Other securities	18	15	19	57	76	119
Other	441	601	427	1,574	1,474	2,023
Total	**3,238**	**3,305**	**2,758**	**9,541**	**8,488**	**11,465**
Commission expenses						
Payment processing	-406	-400	-350	-1,176	-1,014	-1,376
Securities	-73	-73	-59	-216	-175	-240
Other	-256	-280	-240	-805	-739	-980
Total	**-735**	**-753**	**-649**	**-2,197**	**-1,928**	**-2,596**
Total net commission income	**2,503**	**2,552**	**2,109**	**7,344**	**6,560**	**8,869**

Parent company SEKm	Q3 2007	Q2 2007	Q3 2006	Jan-Sep 2007	Jan-Sep 2006	Full-year 2006
Commission income						
Payment processing	491	474	716	1,416	2,058	2,591
Lending	111	86	84	277	275	346
Brokerage	101	103	74	330	335	460
Asset management	453	475	404	1,380	1,275	1,726
Other securities	16	12	14	51	67	100
Other	256	264	229	780	689	979
Total	**1,428**	**1,414**	**1,521**	**4,234**	**4,699**	**6,202**
Commission expenses						
Payment processing	-81	-106	-275	-308	-817	-991
Securities	-41	-42	-39	-127	-114	-154
Other	0	-11	-68	-93	-165	-259
Total	**-122**	**-159**	**-382**	**-528**	**-1,096**	**-1,404**
Total net commission income	**1,306**	**1,255**	**1,139**	**3,706**	**3,603**	**4,798**

Note 2. Net gains and losses on financial items at fair value

Group SEKm	Q3 2007	Q2 2007	Q3 2006	Jan-Sep 2007	Jan-Sep 2006	Full-year 2006
Trading, derivatives and fair value option						
Shares/participating interests	189	345	248	759	842	1,241
- of which change in value	*191*	*20*	*242*	*404*	*542*	*935*
- of which dividend	*-2*	*325*	*6*	*355*	*300*	*306*
Interest-bearing instruments	-243	-68	251	-361	669	733
- of which change in value of open interest-bearing position, Swedbank Mortgage	*-129*	*44*	*-34*	*5*	*130*	*145*
- of which other change in value	*-114*	*-112*	*285*	*-366*	*539*	*588*
Other financial instruments	85	-36	-30	-2	-7	-74
- of which change in value	*85*	*-36*	*-30*	*-2*	*-7*	*-74*
Total	**31**	**241**	**469**	**396**	**1,504**	**1,900**
Interest income compensation, claims valued at cost	**3**	**5**	**9**	**14**	**44**	**51**
Changes in exchange rates	**162**	**333**	**35**	**895**	**282**	**787**
Total net gains and losses on financial items at fair value	**196**	**579**	**513**	**1,305**	**1,830**	**2,738**

Parent company SEKm	Q3 2007	Q2 2007	Q3 2006	Jan-Sep 2007	Jan-Sep 2006	Full-year 2006
Capital gains/losses						
Shares/participating interests	68	-168	163	-296	670	1,082
Interest-bearing securities	107	39	76	193	327	652
Total	**175**	**-129**	**239**	**-103**	**997**	**1,734**
Unrealized changes in value						
Shares/participating interests	136	112	-1	529	-215	-392
Interest-bearing securities	-222	-168	440	-580	497	347
Other financial instruments			-218		-274	-397
Total	**-86**	**-56**	**221**	**-51**	**8**	**-442**
Changes in exchange rates	**-24**	**225**	**-94**	**372**	**-82**	**254**
Total net gains and losses on financial items at fair value	**65**	**40**	**366**	**218**	**923**	**1,546**

Note 3. Loan losses, net, and change in the value of property taken over

Group SEKm	Q3 2007	Q2 2007	Q3 2006	Jan-Sep 2007	Jan-Sep 2006	Full-year 2006
Loans assessed individually						
The period's write-off for established loan losses	-45	-102	-92	-205	-330	-493
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established losses	21	72	30	132	163	207
The period's provisions for anticipated loan losses	-116	-44	-7	-266	-167	-222
Recoveries from previous years' established loan losses	15	55	33	93	194	225
Recovered provisions no longer necessary for anticipated loan losses	21	31	60	113	169	264
Net expense for the period	**-104**	**12**	**24**	**-133**	**29**	**-19**
Collective provisions for loans assessed individually						
Allocations/withdrawals from collective provisions	**-73**	**-71**	**71**	**-137**	**189**	**319**
Collectively valued homogeneous groups of loans with limited value and similar credit risk						
The period's write-off for established loan losses	-20	-21	-13	-57	-46	-61
Recoveries from previous years' established loan losses	4	7	3	18	7	9
Allocations to/withdrawals from loan loss reserve	-17	-18	-12	-48	-18	-17
The period's net expense for collectively valued homogenous claims	**-33**	**-32**	**-22**	**-87**	**-57**	**-69**
Contingent liabilities						
The period's net expense for discharged guarantees and other contingent liabilities	**-14**	**-7**	**-2**	**-27**	**-7**	**-5**
The period's net loan loss expense	**-224**	**-98**	**71**	**-384**	**154**	**226**
Change in the value of property taken over	**-6**	**-4**	**-4**	**3**	**-21**	**-21**
Total loan losses, net and change in value of property taken over	**-230**	**-102**	**67**	**-381**	**133**	**205**

Parent company SEKm	Q3 2007	Q2 2007	Q3 2006	Jan-Sep 2007	Jan-Sep 2006	Full-year 2006
Loans assessed individually						
The period's write-off for established loan losses	-21	-85	-83	-147	-278	-398
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established losses	8	60	24	98	134	171
The period's provisions for anticipated loan losses	-49	-16	3	-89	-74	-118
Recoveries from previous years' established loan losses	5	17	13	27	112	124
Recovered provisions no longer necessary for anticipated loan losses	10	19	52	64	109	148
Net expense for the period	**-47**	**-5**	**9**	**-47**	**3**	**-73**
Collective provisions for loans assessed individually						
Allocations/withdrawals from collective provisions	**64**	**-15**	**145**	**99**	**401**	**590**
Collectively valued homogeneous groups of loans with limited value and similar credit risk						
The period's write-off for established loan losses	-11	-11	-9	-30	-33	-43
Recoveries from previous years' established loan losses	0	0	0	0	0	0
Allocations to/withdrawals from loan loss reserve	-4	-6	-2	-15	-2	7
The period's net expense for collectively valued homogenous claims	**-15**	**-17**	**-11**	**-45**	**-35**	**-36**
Contingent liabilities						
The period's net expense for discharged guarantees and other contingent liabilities	**-13**	**-4**	**0**	**-30**	**3**	**20**
The period's net loan loss expense	**-11**	**-41**	**143**	**-23**	**372**	**501**
Change in the value of property taken over	**-6**	**-4**	**-4**	**3**	**-21**	**-22**
Total loan losses, net and change in value of property taken over	**-17**	**-45**	**139**	**-20**	**351**	**479**

Note 4. Loans to credit institutions and loans to the public

SEKm	Group Sep 30 2007	Group Dec 31 2006	Group Sep 30 2006	Parent company Sep 30 2007	Parent company Dec 31 2006	Parent company Sep 30 2006
Book value (before recognized provisions)	1,303,913	1,110,595	1,103,825	753,362	598,037	604,743
Specific provisions for individually assessed claims	-727	-681	-719	-350	-423	-456
Provisions for collectively valued homogeneous groups of claims with limited value and similar credit risk	-164	-124	-160	-82	-67	-75
Collective provisions for individually assessed claims	-2,859	-2,374	-2,549	-1,136	-1,235	-1,424
Total provisions	**-3,750**	**-3,179**	**-3,428**	**-1,568**	**-1,725**	**-1,955**
Book value	**1,300,163**	**1,107,416**	**1,100,397**	**751,794**	**596,312**	**602,788**
Book value of impaired loans	1,819	825	954	564	323	427
Property taken over to protect claims:						
- Buildings and land	0	1	1	0	0	0
- Shares and participating interests	40	40	40	35	36	36
- Other	2	2	2	0	0	0
Total	**42**	**43**	**43**	**35**	**36**	**36**
Impaired loans as % of total lending	0.14	0.07	0.09	0.08	0.05	0.07
Total provision ratio for impaired loans, % *	138	195	187	158	212	204
Provision ratio for individually identified impaired loans, %	33	50	48	43	60	55

* Total provision, i.e., all provisions for claims in relation to impaired loans, gross.

Credit risks

Group Sector/branch Sep 30, 2007 SEKm	Book value before provisions	Specific provisions for individually assessed claims	Collective provisions for individually assessed claims	Provisions for collectively assessed homogeneous groups	Book value of loans after provisions	Book value of impaired loans
Private individuals	539,296	49	279	164	538,804	288
Real estate management	208,107	99	230		207,778	164
Retail, hotels, restaurants	40,741	83	391		40,267	122
Construction	15,705	45	70		15,590	46
Manufacturing	35,513	134	387		34,992	152
Transportation	20,330	21	96		20,213	91
Forestry and agriculture	49,067	25	66		48,976	80
Other service businesses	45,064	17	171		44,876	63
Other corporate lending	78,096	246	1,168		76,682	776
Municipalities, excl. municipal corporates	14,773				14,773	
Lending	**1,046,692**	**719**	**2,858**	**164**	**1,042,951**	**1,782**
Credit institutions incl. Nat'l Debt Office	93,315	8	1		93,306	37
Repurchase agreements - credit institutions incl. Nat'l Debt Office	126,411				126,411	
Repurchase agreements - public	37,495				37,495	
Total lending to credit institutions and the public	**1,303,913**	**727**	**2,859**	**164**	**1,300,163**	**1,819**

Derivatives

The group trades derivatives in the normal course of business and to hedge certain positions with regard to the value of equities, interest rates and foreign currencies.

Group Sep 30, 2007 SEKm	Interest related	Currency related	Equity related, etc.
Derivatives with positive book values	18,893	14,984	6,310
Derivatives with negative book values	20,880	22,284	5,765
Nominal amount	7,323,149	1,094,368	87,371

Derivatives with a value of SEK 1,945m have, as a consequence of netting agreements, been recognized net in the balance sheet.

Number of shares in issue

Number of shares in issue	Q3 2007	Q2 2007	Q3 2006	Full-year 2006
Average number of shares outstanding before and after dilution	515,373,412	515,373,412	515,373,412	515,373,412
Number of shares outstanding before and after dilution	515,373,412	515,373,412	515,373,412	515,373,412

Number of shares in issue	Sep 30 2007	Dec 31 2007	Sep 30 2006
Average number of shares outstanding before and after dilution	515,373,412	515,373,412	515,373,412
Number of shares outstanding before and after dilution	515,373,412	515,373,412	515,373,412

Number of employees

Number of full-time employees	Sep 30 2007	Dec 31 2006	Sep 30 2006
Swedish Banking	6,190	6,239	6,227
Baltic Banking	9,112	8,209	7,998
Estonia	*3,227*	*2,941*	*2,912*
Latvia	*2,501*	*2,241*	*2,156*
Lithuania	*3,384*	*3,027*	*2,930*
Swedbank Markets	718	668	667
Asset Management and Insurance	327	281	269
International Banking	3,747	332	286
Ukraine	*3,301*		
Russia	*325*	*233*	*192*
Nordic branches and Luxemburg	*113*	*90*	*84*
Other	*8*	*9*	*10*
Shared Services & Group Staff	1,656	1,670	1,664
Total	**21,750**	**17,399**	**17,111**

The signatures of the Board of Directors and the President

The Board of Directors and the President assure that the interim report for the period January 1 to September 30, 2007 provides a fair and accurate overview of the operations, financial position and results of the parent company and the group, and that it describes the significant risks and uncertainties faced by the parent company and the companies in the group.

Stockholm, October 24, 2007

Carl Eric Stålberg
Chair

Ulrika Francke
Deputy Chair

Gail Buyske
Board Member

Simon Ellis
Board Member

Berit Hägglund-Marcus
Board Member

Göran Johnsson
Board Member

Anders Nyblom
Board Member

Caroline Sundewall
Board Member

Gith Bengtsson
Board Member
Employee Representative

Monica Hellström
Board Member
Employee Representative

Jan Lidén
President

Review report

Introduction

We have reviewed the interim report for the period January 1, 2007 to September 30, 2007 for Swedbank AB (publ). The Board of Directors and the CEO are responsible for the preparation and presentation of this interim financial information in accordance with the Annual Accounts Act for Credit Institutions and Securities Companies and IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information for Swedbank AB (publ) is not, in all material aspects, in accordance with the Annual Accounts Act for Credit Institutions and Securities Companies and IAS 34.

Stockholm, October 24, 2007

Deloitte AB

Jan Palmqvist
Authorized Public Accountant

Publication of financial information

The Group's financial reports can be found on http://www.swedbank.se/ir.

Swedbank will announce results on the following dates in 2008:
Year-end report for 2007, February 14
Interim report first quarter 2008, April 24
Interim report second quarter 2008, July 17
Interim report third quarter 2008, October 23.

Annual General Meeting 2008

The Annual General Meeting will be held in Stockholm on April 25, 2008.

For further information, please contact:

Jan Lidén, President and CEO
+ 46 8 585 922 27

Mikael Inglander, CFO
+46 8 585 913 14

Johannes Rudbeck, Head of Investor Relations
+46 8 585 93 322, +46 70 582 56 56

Swedbank AB (publ)

Registration no. 502017-7753
Brunkebergstorg 8
SE-105 34 Stockholm, Sweden
Tel.: +46 8 585 900 00
www.swedbank.se
info@swedbank.se

Swedbank
Year-end report for 2007
February 14, 2008

Swedbank

Profit for 2007 increased by 10 percent compared with 2006

- Profit for the period increased by 10 percent to SEK 11,996m (10,880)
- Earnings per share increased by 10 percent to SEK 23.28 (21.11)
- The proposed dividend is raised by 9 percent to SEK 9.00 (8.25)
- The return on equity was 18.9 percent (19.3)
- The cost/income ratio improved to 0.51 (0.52)
- Net interest income increased by 20 percent to SEK 19,157m (15,977)
- Operating profit increased by 9 percent to SEK 15,586m (14,263)
- Loan losses amounted to SEK 619m (-205), corresponding to a loan loss ratio of 0.07 percent (-0.02)
- The tier 1 capital ratio was 8.5 percent according to the new rules and 6.2 percent according to the transitional rules (6.5 percent on December 31, 2006 according to the old rules).

Profit for fourth quarter increased by 8 percent compared with third quarter 2007

- Profit for the period increased by 8 percent to SEK 3,108m (2,866)
- Earnings per share increased by 8 percent to SEK 6.03 (5.57)
- The return on equity improved to 18.8 percent (18.1)
- The cost/income ratio was unchanged at 0.51 (0.51)
- Net interest income increased by 9 percent to SEK 5,259m (4,806)
- Operating profit increased by 12 percent to SEK 4,110m (3,669)
- Loan losses amounted to SEK 238m (230), corresponding to a loan loss ratio of 0.09 percent (0.09).

The CEO comments on the results

Swedbank had a good finish to a successful year. In terms of profit, 2007 was the bank's best year ever, despite the turbulence in the financial markets in the autumn.

Over the year the bank continued to develop alongside its customers, resulting in strong growth in deposits, lending and payment services in all major markets. Net interest income and net commission income have both increased significantly, giving us a stable foundation for continued profitability in 2008. Swedbank's financial risks are and will remain low.

In Sweden, we have improved our position in several areas such as mortgages, the corporate market and private banking. Operations are distinguished by a stable, high level of earnings and low risk.

In the Baltics, we reported record profit, in spite controlled lending growth in line with the respective governments' efforts to achieve a more balanced macroeconomy in the region. We expect the process of readjustment to continue and are confident in the continuing development of the Baltic economies and in the convergence of long-term living standards with those of the Nordic region.

Operations in Ukraine have developed very well, confirming the tremendous future opportunities in this banking market.

Financial summary for the group

SEKm	Q4 2007	Q3 2007	%	Q4 2006	%	Full-year 2007	Full-year 2006	%
Net interest income	5,259	4,806	9	4,303	22	19,157	15,977	20
Net commission income	2,536	2,503	1	2,309	10	9,880	8,869	11
Net gains and losses on financial items at fair value	386	196	97	908	-57	1,691	2,738	-38
Other income	693	526	32	392	77	2,196	1,613	36
Total income	**8,874**	**8,031**	**10**	**7,912**	**12**	**32,924**	**29,197**	**13**
Staff costs	2,633	2,412	9	2,180	21	9,792	8,560	14
Other expenses	1,893	1,720	10	1,917	-1	6,927	6,579	5
Total expenses	**4,526**	**4,132**	**10**	**4,097**	**10**	**16,719**	**15,139**	**10**
Profit before loan losses	**4,348**	**3,899**	**12**	**3,815**	**14**	**16,205**	**14,058**	**15**
Loan losses, net	238	230	3	-72		619	-205	
Operating profit	**4,110**	**3,669**	**12**	**3,887**	**6**	**15,586**	**14,263**	**9**
Tax expense	950	793	20	928	2	3,450	3,211	7
Profit for the period	3,160	2,876	10	2,959	7	12,136	11,052	10
Profit for the period attributable to the shareholders of Swedbank AB	**3,108**	**2,866**	**8**	**2,913**	**7**	**11,996**	**10,880**	**10**

Key ratios	Q4 2007	Q3 2007	Q4 2006	Full-year 2007	Full-year 2006
Return on equity, %	18.8	18.1	19.8	18.9	19.3
Earnings per share, SEK [1]	6.03	5.57	5.65	23.28	21.11
C/I ratio before loan losses	0.51	0.51	0.52	0.51	0.52
Equity per share, SEK [1]	131.96	124.89	116.37	131.96	116.37
Tier 1 capital ratio, % excluding complement [2]	8.5	8.6	6.5	8.5	6.5
Capital adequacy ratio, % excluding complement [2]	12.7	13.1	9.8	12.7	9.8
Total capital quotient [2]	1.59	1.63	1.22	1.59	1.22
Tier 1 capital ratio, % including complement [3]	6.2	6.2	6.5	6.2	6.5
Capital adequacy ratio, % including complement [3]	9.3	9.4	9.8	9.3	9.8
Loan loss ratio, net, %	0.09	0.09	-0.03	0.07	-0.02
Share of impaired loans, %	0.13	0.14	0.07	0.13	0.07
Total provision ratio for impaired loans, %	120	138	195	120	195

1) The number of shares is specified on page 40.
2) 2007 according to new rules, 2006 according to older rules. See page 29.
3) 2007 according to transitional rules, 2006 according to older rules.
Key ratios are based on profit and shareholders' equity allocated to shareholders of Swedbank.

Balance sheet data SEKbn	Dec 31 2007	Dec 31 2006	%
Loans to the public	1,135	946	20
Deposits and borrowings from the public	458	400	15
Shareholders' equity	68	60	13
Total assets	1,608	1,353	19
Risk weighted assets, old rules	892	727	23
Risk weighted assets, new rules	600		
Risk weighted assets, transition rules	822		

Group profit trend, Q4 2007 vs. Q3 2007

Improved profit

- Profit for the period increased by 8 percent to SEK 3,108m (2,866)
- Earnings per share increased to SEK 6.03 (5.57)
- The return on equity improved to 18.8 percent (18.1)
- Operating profit increased by 12 percent to SEK 4,110m (3,669)
- Income increased by 10 percent to SEK 8,874m (8,031)
- Net interest income increased by 9 percent to SEK 5,259m (4,806)
- Net commission income increased to SEK 2,536m (2,503)
- Net gains and losses on financial items at fair value increased to SEK 386m (196)
- Expenses increased by 10 percent to SEK 4,526 m (4,132)
- The cost/income ratio was 0.51 (0.51)
- Loan losses increased marginally to SEK 238m (230)
- The effective tax rate increased to 23 percent (22).

Strong increase in income

Income increased by 10 percent to SEK 8,874m (8,031). Net interest income, net gains and losses on financial items at fair value and net insurance accounted for the large part of the increase.

Net interest income increased by 9 percent to SEK 5,259m (4,806). Net interest income from the lending portfolio increased by SEK 57m despite continued margin pressure. Net interest income from deposits increased by SEK 182m due to volume increases and higher interest margins. Net interest income from other operations, mainly trading, increased by SEK 214m.

Net commission income increased marginally to SEK 2,536m (2,503). Income from corporate finance, mainly First Securities, increased substantially, while asset management commissions decreased.

Net gains and losses on financial items at fair value increased to SEK 386m (196) despite continued turbulence in the financial markets during the fourth quarter. The change in the value of lending, funding and derivatives in Swedbank Mortgage amounted to SEK 66m (-129) during the quarter.

Net insurance increased to SEK 279m (99) mainly through withdrawals from certain technical reserves for loan insurance.

The ***share of the profit or loss in associates*** decreased to SEK 70m (140), in part due to lower profit in the with Barclay's Bank jointly ventured company EnterCard and certain partly owned banks.

Other income, which seasonally increases in the fourth quarter, amounted to SEK 344m (287).

Expenses

Group ***expenses*** increased by 10 percent to SEK 4,526m (4 132). Fourth-quarter expenses are always higher on a seasonal basis.

Staff costs increased to SEK 2,633m (2,412). The increase was mainly due to higher profit-based costs.

Other general administrative expenses increased to SEK 1,893m (1,720) mainly due to higher IT and marketing expenses.

Loan losses

Loan losses amounted to a net of SEK 238m (230). Credit quality in the group remains strong. Loan losses and claims are specified in Notes 3 and 4.

Tax rate

Profit before tax amounted to SEK 4,110m (3,669) and the **tax expense** was SEK 950m (793), giving an effective tax rate of 23 percent (22). The higher tax rate in the fourth quarter is due to the fact that a larger share of the profit was generated by the Swedish operations.

Group profit trend, Q4 2007 vs. Q4 2007

Steady profit growth

- Profit for the period increased by 7 percent to SEK 3,108m (2,913)
- Earnings per share increased to SEK 6.03 (5.65)
- The return on equity was 18.8 percent (19.8)
- Operating profit improved by 6 percent to SEK 4,110m (3,887)
- Income increased by 12 percent to SEK 8,874m (7,912)
- Net interest income increased by 22 percent to SEK 5,259m (4,303)
- Net commission income increased by 10 percent to SEK 2,536m (2,309)
- Net gains and losses on financial items at fair value decreased to SEK 386m (908)
- Expenses increased by 10 percent to SEK 4,526m (4,097)
- The cost/income ratio improved to 0.51 (0.52)
- Loan losses amounted to SEK 238m (-72)
- The effective tax rate decreased to 23 percent (24).

Income increased

Income increased by 12 percent to SEK 8,874m (7,912) mainly through higher net interest and net commission income.

Net interest income increased by 22 percent to SEK 5,259m (4,303). Net interest income from the lending portfolio increased by SEK 342m despite continued margin pressure. Net interest income from deposits increased by SEK 631m due to volume increases and higher interest margins. Net interest income from other operations decreased by SEK 17m.

Net commission income increased by 10 percent to SEK 2,536m (2,309). All income classes developed positively. Corporate finance commissions accounted for the largest increase.

Net gains and losses on financial items at fair value decreased to SEK 386m (908). One reason was that during the quarter Swedbank Markets' trading results were recognized to a significantly greater extent as net interest income rather than as net gains and losses on financial items at fair value.

Net insurance increased to SEK 279m (80) due to increased insurance income and withdrawals from certain technical reserves for loan insurance.

The ***share of the profit or loss in associates*** increased to SEK 70m (-26). The negative result in the previous year was mainly caused by impairment losses in Värdepapperscentralen, VPC.

Other income increased marginally to SEK 344m (338).

Expenses increased

Expenses increased by SEK 429m or by 10 percent to SEK 4,526m (4,097). The expense increase was mainly due to the growing Baltic and international operations. Swedbank Robur's agreement with Folksam also contributed.

Staff costs increased by SEK 453m or 21 percent to SEK 2,633m (2,180). Profit-based staff costs, which increased by SEK 220m, and the rapidly growing operations outside Sweden were the main reasons, although contractual salary increases in Sweden also contributed.

Other general administrative expenses decreased marginally to SEK 1,893m (1,917). A VAT refund of SEK 60m in Russia and expenses in the previous year to launch the new brand were the main reasons.

Loan losses

Loan losses amounted to a net of SEK 238m (-72), corresponding to a loan loss ratio of 0.09 percent (-0.03).

Lower tax rate

Profit before tax amounted to SEK 4,110m (3,887) and the **tax expense** was SEK 950m (928), giving an effective tax rate of 23 percent (24).

Group profit trend, 2007 vs. 2006

Profit for the period increased 10 percent

- Profit for the period increased by 10 percent to SEK 11,996m (10,880)
- Earnings per share increased to SEK 23.28 (21.11)
- The return on equity was 18.9 percent (19.3)
- Operating profit increased by 9 percent to SEK 15,586m (14,263)
- Income increased by 13 percent to SEK 32,924m (29,197)
- Net interest income increased by 20 percent to SEK 19,157m (15,977)
- Net commission income increased by 11 percent to SEK 9,880m (8,869)
- Net gains and losses on financial items at fair value amounted to SEK 1,691m (2,738)
- Expenses increased by 10 percent to SEK 16,719m (15,139)
- The cost/income ratio improved to 0.51 (0.52)
- Loan losses amounted to SEK 619m (-205)
- The effective tax rate decreased to 22 percent (23).

Income increased

Income increased by 13 percent to SEK 32,924m (29,197) mainly through higher net interest and net commission income.

Net interest income increased by 20 percent to SEK 19,157m (15,977). Net interest income from the lending portfolio increased by SEK 1,236m through volume increases and despite continued margin pressure. Net interest income from deposits increased by SEK 2,342m due to volume increases and higher interest margins. Net interest income from other operations decreases by SEK 398m.

Net commission income increased by 11 percent to SEK 9,880m (8,869). This is mainly due to higher income from asset management and payment services.

Net gains and losses on financial items at fair value amounted to SEK 1,691m (2,738). During the second half of 2007 income was negatively affected by turbulence in the financial markets. Income during the previous year was positively affected by SEK 267m from the change in the value of Norwegian primary capital certificates and the shareholding in SpareBank 1 Gruppen.

Net insurance increased to SEK 548m (264) due to higher insurance income and withdrawals from certain technical reserves for loan insurance.

The ***share of the profit or loss in associates*** increased to SEK 424m (222) mainly through improved profit in EnterCard and VPC.

Other income increased by 9 percent to SEK 1,224m (1,127) in part due to income from the sale of CEK AB.

Controlled increase in expenses

Expenses increased by SEK 1,580m or by 10 percent to SEK 16,719m (15,139), which is largely due to structural changes and rapid growth outside Sweden.

Staff costs increased by SEK 1,232m or by 14 percent to SEK 9,792m (8,560). Profit-based compensation accounted for SEK 351m of the increase. Rapid growth in the Baltics, salary increases, the acquisition of the Ukrainian banking operations, Söderhamns Sparbank and the Folksam agreement all contributed to the increase in staff costs.

Other general administrative expenses increased by SEK 348m or by 5 percent to SEK 6,927m (6,579). IT and armored transport costs, together with changes in the group structure, accounted for the large part of the increase. A VAT refund of SEK 60m in Russia in 2007 compared with provisions of SEK 151m in 2006 affected the comparison of expenses by SEK 211m.

Loan losses

Loan losses amounted to a net of SEK 619m (-205), corresponding to a loan loss ratio of 0.07 percent (-0.02).

Lower tax rate

Profit before tax amounted to SEK 15,586m (14,263) and the **tax expense** was SEK 3,450m (3,211), giving an effective tax rate of 22 percent (23).

Interest rate risk

An increase in all market interest rates of one percentage point as of December 31, 2007 would have reduced the value of the group's assets and liabilities, including derivatives, by SEK 1,961m (1,623). This calculation includes the portion of the bank's deposits that have been assigned a duration of between 2 and 3 years. The decrease in the value of positions in Swedish kronor would have been SEK 1,549m (1,608). Positions in foreign currency would have decreased in value by SEK 412m (15).

An interest rate increase of one percentage point would have reduced the group's net gain and losses on items at fair value by SEK 296m (207) as of December 31, 2007.

Comparative figures refer to December 31, 2006.

Risks and uncertainties

Swedbank's earnings are affected by the movements in global financial and business markets, including by changes in interest rates, stock prices and exchange rates. However, Swedbank maintains a low-risk profile through a well-diversified credit portfolio and low financial and operational risks.

Turbulence in the global financial markets was still evident in the fourth quarter, in particular in the U.S. subprime mortgage market. Swedbank has no significant exposure to this market and the turbulence has had no material impact on the bank's overall profitability.

Current economic conditions in the Baltics have affected general sentiment towards the region; however, there has been no major impact on the bank's profit for the period.

The effects of changes in the marketplace on Swedbank's operations are described in more detail in the business area report below.

In addition to what is stated in this interim report, a detailed description of the group's risks and risk control is provided in the annual report for 2006. No significant changes have taken place with regard to the distribution of risks compared with what is stated in the annual report.

New capital adequacy rules – Basel 2

On February 1, 2007 new rules apply in Sweden for capital adequacy and exposures, Basel 2. According to the new rules, the capital requirement will be more closely linked to the institution's risk profile. In addition to the capital requirement for credit risks and market risks, a capital requirement is introduced for operational risks as well. Due to the scope of these changes, they are being implemented gradually over a three-year period through 2009. For Swedbank the capital requirement gradually decreases, since the new capital adequacy rules better reflect the low risk in the credit portfolio. The full effect of the lower capital requirement will not be achieved until 2010.

The capital adequacy ratio, which is calculated for the financial companies group, was 12.7 percent as of December 31, 2007 with full effect of the new rules (9.8 as of December 31, 2006 according to the old rules), of which the tier 1 capital ratio was 8.5 percent (6.5 on December 31, 2006 according to the old rules). The capital adequacy quotient was 1.59 (1.22 on December 31, 2006. The tier 1 capital ratio includes profit for the period after deducting the proposed dividend.

Taking into account the transitional rules, the tier 1 capital ratio was 6.2 percent, the capital adequacy ratio was 9.3 percent and the capital adequacy quotient was 1.16.

A specification of capital adequacy and a summary of the new rules is provided on page 29.

Lending

The Group's lending to the public, excluding repurchase agreements (repos), increased during the year by 20 percent to SEK 1,103bn (919) on December 31. A specification of lending is provided on page 35.

The share of impaired loans was 0.13 percent (0.07) as of December 31. The increase is due to the acquisition of the Ukrainian banking operations, among other things.

Savings and investments

Customers' total savings and investments in Swedbank increased by 32 percent to SEK 1,108bn (841) during the year. The high rate of increase is mainly due to the cooperation agreement between Swedbank Robur and Folksam, whereby Swedbank Robur as of the second quarter 2007 manages Folksam's insurance and fund portfolios, which amounted to SEK 175bn on December 31.

Customers' deposits, excluding repurchase agreements (repos), have increased by 19 percent or SEK 73bn since the beginning of the year to SEK 450bn (377).

A specification of savings and investments is provided on page 35.

Acquisition of TAS-Kommerzbank

On July 9 Swedbank acquired all the shares in the Ukrainian bank TAS-Kommerzbank JSCB. TAS-Kommerzbank in turn owns the Ukrainian bank TAS-Investbank CJSC.

The acquisition was settled in cash. Moreover, an additional payment of up to USD 250m may be payable in three years subject to TAS's profit and financial performance, and was valued on the acquisition date at USD 125m.

Branch sales to savings banks

In November Swedbank and Sparbanken Alingsås announced that Swedbank's operations in Lerum would be taken over by Sparbanken Alingsås. During the same month it was also announced that Swedbank's branches in the municipalities of Osby and Hässleholm would be taken over by Kristianstads Sparbank and Tyringe Sparbank, which will form the new savings Bank, Sparbanken N Ö Skåne.

Agreement with KP Pension & Försäkring

Swedbank Robur signed an agreement in November with KP Pension & Försäkring to manage slightly more than SEK 40bn of KP's capital. The management

assignment is expected to commence in the first quarter 2008.

Swedbank Babs acquires Zamsos AB

Swedbank Babs acquired all the shares in the development company Zamsos AB in December. Zamsos AB has developed Zaci, a next-generation system for chip card payments.

New head of Swedish Banking

Kjell Hedman was named the new head of Swedish Banking in December. President and CEO Jan Lidén had previously served as the head of Swedish Banking as well.

Name change in Ukraine

In December JSCB TAS-Kommerzbank changed its name to OJSC Swedbank and CJSC TAS-Investbank changed its name to CJSC Swedbank Invest. The re-branding will be finalized in the first half of 2008.

Acquisition of Russian corporate finance business

In December Swedbank signed an agreement to acquire ZAO OKO Capital Vostok, a Russian corporate finance company, from Finland's OKO Bank. The company is active in investment banking with a focus on financial advice to Nordic and Russian companies in connection with acquisitions and divestitures in Russia. The company has seven employees.

Swedbank has also agreed with OKO Corporate Finance Ltd, an OKO Bank Group subsidiary, on a cooperation in corporate finance in Russia, the Baltics and the Nordic countries.

The acquisition is subject to regulatory approvals.

Annual General Meeting and dividend

Swedbank's Annual General Meeting 2008 will be held in Stockholm on April 25.

The Board of Directors proposes that the Annual General Meeting approve a cash dividend of SEK 9.00 per share (8.25), corresponding to SEK 4,638m and a payout ratio of 39 percent. The proposed record date for the 2007 dividend is April 30, 2008. The last day for trading in the bank's share with the right to the dividend is April 25, 2008. If the Annual General Meeting resolves to adopt the Board's recommendation, the cash dividend is expected to be paid by VPC (the Swedish Central Securities Depository) on May 6, 2008.

Accounting policies

The year-end report has been prepared in accordance with IAS 34.

As previously, the parent company prepares its accounts according to the Annual Accounts Act for Credit Institutions and Securities Companies, the directives of the Financial Supervisory Authority and recommendation RR 32:06 of the Swedish Financial Accounting Standards Council (replaced by the Financial Reporting Council as of April 1, 2007).

The accounting principles applied in the year-end report are the same as those applied in the preparation of the annual report for 2006, apart from that interest income and expenses related to trading assets and liabilities are now recognized in net interest income in the consolidated accounts. Previously they were recognized in net gains and losses on items at fair value in the consolidated accounts. Comparative figures for 2006 have been restated.

As of 2007 certain financial transactions are made to hedge the exposure to variations in future cash flows owing to changes in interest rates and exchange rates. They are recognized as cash flow hedges, which means that the effective part of the change in the value of hedging instruments is recognized directly in shareholders' equity. When a projected cash flow leads to the recognition of a non-financial item, the gains and losses that arise on the hedging instrument are deducted from shareholders' equity and included in the acquisition value of the hedged item.

The group uses the option to irreversibly valuate separate portfolios of lending and deposits at fair value, since they, together with derivatives, essentially eliminate the portfolio's aggregate interest rate risk. As of 2007 the parent company has also chosen to use the valuation option. Comparative figures have been restated, due to which the opening shareholders' equity balance for 2006 has been adjusted.

Rating

	S&P		Moody's			Fitch	
Dec, 2007	Short	Long	Short	Long	BFSR *	Short	Long
Swedbank	A-1	A+	P-1	Aa1	B	F1	A+
Swedbank Hypotek	A-1		P-1	Aa1		F1+	AA-
Hansabank			P-1	Aa2	C+	F1	A

* Bank Financial Strength Ratings

Swedbank's share

SWED A	Dec 31 2007	Dec 31 2006
Share price, SEK	183.00	248.50
No. of shares in issue	515,373,412	515,373,412
Market capitalization, SEKm	94,313	128,070

Swedbank's share, ticker symbol SWED A, is listed on the OMX Nordic Exchange.

Events after December 31 2007

Swedbank Robur 2007 named Fund Manager of the Year

In January 2008 Swedbank Robur was named Fund Manager of the Year for 2007 by the business daily Dagens Industri and Morningstar. In the prestigious annual competition Swedbank Robur won the highest award as Fund Manager of the Year in the category Fund Management Company of the Year. Overall, Swedbank Robur received the most medal points, which led to its Grand Prix award as Sweden's Fund Manager of the Year. The jury's motivation was, "For strong fund performance in 2007."

Swedbank Robur acquires Folksam Fond AB

On January 2 Swedbank Robur acquired all the shares in Folksam Fond AB. The acquisition was settled in cash. The following acquisition analysis has been

prepared as of the acquisition date. The initial figures are preliminary and may be updated within 12 months.

Recognised in the group at the time of acquisition, SEKm	2 Jan 2008
Assets	58
Liabilities	15
The subsidiary's net asset	**43**
Intangible fixed asset, fund management assignment	583
Related deferred tax	-163
Total	**463**
Cost, cash	**463**

The value allocated to the fund management assignment will be amortized on a systematic basis through profit or loss during its remaining useful life, which is estimated to 20 years.

Business area report

Full-year 2007 SEKm	Swedish Banking	Baltic Banking	International Banking	Swedbank Markets	Asset Management and Insurance	Shared Services and Group Staffs	Eliminations	Group
Net interest income	11,701	5,248	986	1,343	83	-196	-8	19,157
Net commission income	4,504	1,854	196	1,441	1,868	17	0	9,880
Net gains and losses on financial items at fair value	335	816	81	729	2	-246	-26	1,691
Share of the profit or loss in associates	331	7		2		84		424
Other income	807	429	16	42	230	3,090	-2,842	1,772
Total income	**17,678**	**8,354**	**1,279**	**3,557**	**2,183**	**2,749**	**-2,876**	**32,924**
Staff costs	3,954	1,475	347	697	346	1,361	-46	8,134
Profit-based staff costs	342	569	58	542	79	68		1,658
IT expenses	892	292	54	239	148	752	-909	1,468
Other expenses	3,728	1,023	247	501	311	865	-1,921	4,754
Depreciation/amortization	84	282	65	13	4	257	0	705
Total expenses	**9,000**	**3,641**	**771**	**1,992**	**888**	**3,303**	**-2,876**	**16,719**
Profit before loan losses	**8,678**	**4,713**	**508**	**1,565**	**1,295**	**-554**		**16,205**
Loan losses, net	71	450	170	0		-72		619
Operating profit	**8,607**	**4,263**	**338**	**1,565**	**1,295**	**-482**		**15,586**
Tax expense	2,413	404	70	427	320	-184		3,450
Profit for the period	6,194	3,859	268	1,138	975	-298		12,136
Profit for the period attributable to:								
Shareholders of Swedbank AB	**6,182**	**3,859**	**268**	**1,010**	**975**	**-298**		**11,996**
Minority interest	12			128				140
Return on allocated equity, %	23.2	18.3	6.9	24.2	57.0	neg.		18.9
C/I ratio before loan losses	0.51	0.44	0.60	0.56	0.41	1.20		0.51
Full-time employees	6,236	9,203	3,952	752	332	1,673		22,148

Changes in the business areas

Swedbank has modified its business area structure as of the third quarter 2007. The biggest change is the addition of a new business area, International Banking, where the growing international operations outside Swedbank's home markets, Sweden, Estonia, Latvia and Lithuania, are now reported. International Banking includes operations in Ukraine, Russia, Finland, Denmark and Luxembourg, as well as certain operations in Norway. Also included are the representative offices in Japan and Ukraine as well as a management staff. The effects of Swedbank's ownership and acquisition of TAS-Kommerzbank (now OJSC Swedbank) on the consolidated accounts are reported separately from the Ukrainian bank's business operations.

Following this change Baltic Banking includes the operations in Estonia, Latvia and Lithuania. The business operations of Baltic Banking are still separated in the business area report from the effects on the consolidated accounts of Swedbank's ownership and acquisition of Hansabank. This facilitates a clearer analysis of the performance of the Baltic business operations. Comments on Baltic Banking in this report refer to the business operations, unless otherwise indicated.

Comparative figures have been restated.

Business area accounting policies

The business area report is based on Swedbank's accounting policies, organization and internal accounts.

Market-based compensation is applied between business areas, while all expenses for IT, other shared services and group staffs are transferred at full cost-based internal prices to the business areas. Executive management expenses are not distributed. Cross border transfer pricing is done according to the OECD transfer pricing guidelines. The group's equity allocated to shareholders is distributed to each business area based on capital adequacy rules and estimated capital requirements.

Return on equity for the business areas is based on operating profit less estimated tax and minority interests in relation to average allocated equity.

Swedish Banking

Swedish Banking is Swedbank's dominant business area, comprising a network of 459 branches organized in 42 operating areas in four regions. The cooperation with the savings and partly owned banks adds another 261 branches. The branch network is complemented by 170 in-store banking locations, while the agreement with ICA Banken allows customers to withdraw cash at 1,400 ICA supermarkets. The local bank branches or special corporate units or private banking units within the regions have responsibility for all Swedish customers, with the exception of financial institutions. Of the business area's 6,200 full-time employees, around 4,900 are placed in the four regions.

The business area also comprises the telephone bank and Internet bank as well as the subsidiaries Swedbank Mortgage, Swedbank Finans and Swedbank Babs, whose products are sold through Swedbank and the cooperating savings banks' distribution network. The subsidiaries Swedbank Fastighetsbyrå (real estate brokerage), Swedbank Juristbyrå (legal services) and Swedbank Företagsförmedling (company sales) operate according to franchise concepts.

The Customer and Product Offerings unit produces and coordinates offerings for various customer groups and is responsible for the development and launch of new products based on customer needs.

Swedish Banking also includes the jointly owned card company EnterCard, with operations in Sweden, Norway and Denmark.

Profit trend

SEKm	Full-year 2007	Full-year 2006	%	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Net interest income	11,701	11,468	2	2,927	2,926	2,905	2,943	2,943
Net commission income	4,504	4,174	8	1,183	1,130	1,115	1,076	1,101
Net gains and losses on financial items at fair value	335	408	-18	116	1	86	132	140
Share of the profit or loss of associates	331	230	44	52	118	69	92	24
Other income	807	667	21	277	173	224	133	185
Total income	**17,678**	**16,947**	**4**	**4,555**	**4,348**	**4,399**	**4,376**	**4,393**
Staff costs	3,954	3,847	3	995	995	1,003	961	1,009
Profit-based staff costs	342	177	93	101	98	81	62	-11
IT expenses	892	830	7	242	197	235	218	218
Other expenses	3,728	3,719	0	927	893	990	918	1,058
Depreciation/amortization	84	125	-33	14	25	21	24	53
Total expenses	**9,000**	**8,698**	**3**	**2,279**	**2,208**	**2,330**	**2,183**	**2,327**
Profit before loan losses	**8,678**	**8,249**	**5**	**2,276**	**2,140**	**2,069**	**2,193**	**2,066**
Loan losses, net	71	-499		122	3	13	-67	-158
Operating profit	**8,607**	**8,748**	**-2**	**2,154**	**2,137**	**2,056**	**2,260**	**2,224**
Tax expense	2,413	2,436	-1	606	598	576	633	609
Profit for the period	6,194	6,312	-2	1,548	1,539	1,480	1,627	1,615
Profit for the period attributable to:								
Shareholders of Swedbank AB	**6,182**	**6,314**	**-2**	**1,545**	**1,536**	**1,477**	**1,624**	**1,621**
Minority interest	12	-2		3	3	3	3	-6
Allocated equity	26,658	28,270	-6	28,110	26,792	26,257	25,473	29,770
Return on allocated equity, %	23.2	22.3		22.0	22.9	22.5	25.5	21.8
Income items								
Income from external customers	15,802	15,038	5	4,101	3,894	3,902	3,905	3,858
Income from transactions with other segments	1,876	1,909	-2	454	454	497	471	535
Business volumes, SEK billion								
Lending	867	762	14	867	832	806	781	762
Deposits	308	267	15	308	300	285	275	267
Mutual funds & insurance	251	255	-2	251	263	270	264	255
Other investment volume	25	19	32	25	23	22	22	19
Investments in associates	2	2	0	2	2	2	2	2
Risk-weighted volume, old rules	623	536	16	623	601	575	556	536
Total assets	972	840	16	972	910	895	925	840
Total liabilities	943	809	17	943	883	869	900	809
Full-time employees	6,236	6,239	0	6,236	6,190	6,226	6,272	6,239

Swedish economy remains strong

Sweden's economy developed strongly during the year. Though GDP growth of 2.8 percent was lower than the previous year (4.1), it was still clearly higher than the OECD average. The construction, IT and certain industrial sectors had difficulties recruiting qualified employees to meet higher demand. Disposable household income increased, partly as the result of tax cuts at the start of the year. Employment increased quickly. Consumer optimism was high, but declined slightly at the end of the year. Residential real estate prices continued to rise, but also slowed late in the year. Inflation rose to 3.5 percent (1.6).

The Riksbank raised the repo rate on four occasions by a total of 100 basis points. At year-end the repo rate was 4.00 percent. The average rate for 2007 was 3.46 percent, against 2.21 percent in 2006. For the fourth quarter alone the repo rate averaged 3.91 percent, against 3.55 percent in the third quarter and 2.70 percent in the fourth quarter 2006.

Stockholmsbörsen's OMXSPI Index decreased by 6.0 percent during year. During the fourth quarter the index fell 10.2 percent.

Turbulent financial market during second half of 2007

The turbulence in the global financial market during the second half year sparked by the U.S. subprime crisis affected the Swedish market through lower stock prices and higher volatility.

Like other banks, Swedbank was faced with higher funding costs due to uncertainty in international financial markets. For Swedish Banking, the biggest impact was on Swedbank Mortgage, which finances its operations largely through the capital market. After a slight delay, higher funding costs have led to higher mortgage rates for customers.

Prices fluctuated significantly during the second half year for various types of listed securities and financial instruments. For Swedbank Mortgage, whose lending, funding and derivatives are largely marked to market according to the fair value option, this affected the reporting of net gains and losses on financial items at fair value, since the market quotes that serve as the basis of these valuations swung in different directions.

In the third quarter these valuation effects were negative, but in the fourth quarter they were positive.

Structural changes

As part of the continued commitment to private banking and asset management services in Swedish Banking, responsibility for local stock desks with around 50 brokers was transferred from Swedbank Markets to Swedish Banking at the beginning of the year. Comparative figures have been restated so that the stock desks are included in Swedish Banking in 2006 as well.

During the fourth quarter Swedbank Babs acquired all the shares in the development company Zamsos, which has developed the next generation of payment systems for chip card payments.

During the second quarter Swedbank divested its interest in the card processing company CEK AB with a capital gain of slightly over SEK 40m.

The strategically important cooperation with Sweden's savings banks was further expanded during the year. In the first quarter Swedbank acquired the remaining 60 percent of the shares in Söderhamns Sparbank from the Söderhamn Savings Bank Foundation for SEK 117m. The difference between the purchase price and acquired equity according to the subsidiary's accounts has essentially been allocated to assets which are depreciated through profit or loss. Söderhamns Sparbank, with two branches and 27 employees, was merged with Swedbank during the third quarter.

In the fourth quarter Swedbank signed an agreement to sell its Lerum branch to Sparbanken Alingsås and its seven branches in the municipalities of Osby and Hässleholm to the newly formed regional savings bank in northeastern Skåne, which was created through the merger of Kristianstads Sparbank and Tyringe Sparbank.

High level of activity

In general the year was characterized by a high level of activity and further increase in business volumes. The change to the new Swedbank name and goal to be a service leader by being accessible, uncomplicated and proactive have been received positively by Swedish customers. As a further step to increase accessibility, a decision has been made to introduce Saturday hours at branches in major metropolitan areas.

Satisfied business customers

In the Swedish Quality Index's annual survey, customer satisfaction among Swedbank's business customers rose by no less than 2.3 percentage points to 70.7. This placed Swedbank third among the four major banks.

For the first time since 2001 satisfaction among Swedbank's retail customers decreased slightly. Still, with a figure of 70.4 Swedbank remains in second place among the major banks.

Higher lending volumes

Lending increased by SEK 35bn during the quarter, an increase of SEK 105bn during the year. Total lending volume amounted to SEK 867bn as of year-end, an increase of 14 percent in one year.

Mortgage lending to retail customers increased by SEK 13bn during the quarter, a gain of SEK 47bn since the beginning of the year. In one year consumer mortgage lending has increased by 12 percent to SEK 426bn.

Bank lending to corporate customers increased by SEK 18bn during the quarter, a gain of SEK 45bn since the beginning of the year. In one year bank lending to corporate customers has increased by 26 percent to SEK 220bn.

Higher savings and investment volumes

Savings and investment volumes, excluding holdings in customers' brokerage accounts, decreased by SEK 2bn during the quarter, up SEK 43bn since the beginning of the year. Total savings and investment volume amounted to SEK 584bn at the end of the period, an increase of 8 percent in one year.

Of the volume increase during the year, household deposits accounted for SEK 38bn, corporate deposits increase by 3bn, mutual fund and insurance volumes accounted for SEK -4bn and index-linked bonds for SEK 6bn. For funds sold by Swedish Banking, withdrawals exceeded contributions by SEK 9bn in 2007.

Increased payment volumes

Swedbank had 3.5 million (3.3) bank cards in issue at year-end. During the year the number of card purchases

increased by 17 percent and the number of card transactions cleared rose 19 percent year-to-year.

Market shares

The market share for household mortgage lending was 30 percent (30) for both new loans during the year and outstanding mortgages. The market share for total outstanding corporate lending was 21 percent (22) and for total household lending 26 percent (26).

The market share for outstanding household deposits was unchanged at 26 percent (26). For corporate customers, the market share for outstanding deposits was 16 percent (15). The market share for net mutual fund sales was negative (neg.), while the market share for outstanding fund assets was 25 percent (26). The market share for listed equity-linked bonds was 27 percent (30). Swedbank's market share for new household savings sold through its own sales organization in Sweden increased to 18 percent (17).

Equity

Average allocated equity was SEK 26,658m for 2007, compared with SEK 28,270m in 2006. The lower capital allocation in 2007 is due to the lower capital requirement in the new internal risk classification method. Capital requirements are significantly lower for household exposures according to the IRB (Internal Ratings Based) method.

Profit trend Q4 vs. Q3 2007

Profit for the period increased by SEK 9m or 1 percent to SEK 1,545m. The return on equity was 22.0 percent (22.9). The cost/income ratio improved to 0.50 (0.51).

Income decreased by SEK 207m or 5 percent to SEK 4,555m.

Net interest income amounted to SEK 2,927m (2,926). Further increases in deposit and lending volumes raised net interest income by SEK 89m. The lending margin decreased by 4 bp to 0.79 percent, which reduced net interest income by SEK 81m. In terms of deposits, the interest margin improved by 6 bp to 1.36 percent mainly due to a higher repo rate, which positively affected net interest income by SEK 52m. Other effects were SEK 59m lower than the previous quarter.

Net commission income increased by SEK 53m or 5 percent to SEK 1,183m mainly due to higher income from securities transactions.

Net gains and losses on financial items at fair value increased by SEK 115m to SEK 116m mainly because lending, funding and derivatives were marked to fair value by Swedbank Mortgage. The third quarter also contained a positive change in value of SEK 89m in the holding of shares in MasterCard.

The share of profit or loss in associates decreased by SEK 66m to SEK 52m. Lower profit from EnterCard and partly owned savings banks was the reason.

Other income increased by 104m to SEK 277m partly due to income from Swedbank Försäkring related to a surplus from the loan protection product.

Expenses increased by SEK 71m or 3 percent to SEK 2,279m.

Staff costs excluding profit-based compensation were unchanged at SEK 995m. Profit-based compensation increased by SEK 3m to SEK 101m.

Other expenses increased by SEK 68m or 6 percent to SEK 1,183m partly due to lower marketing costs and other seasonal effects.

Loan losses amounted to a net of SEK 122m (3). The increase is essentially due to a provision for a single commitment.

The number of full-time positions increased by 46 to 6,236.

Profit trend Q4 2007 vs. Q4 2006

Profit for the period decreased by SEK 76m or 5 percent to SEK 1,545m. The return on equity was 22.0 percent (21.8). The cost/income ratio was 0.50 (0.53).

Income increased by SEK 162m or 4 percent to SEK 4,555m.

Net interest income decreased by SEK 16m to SEK 2,927m. Further increases in deposit and lending volumes raised net interest income by SEK 337m. The lending margin decreased by 15 bp to 0.79 percent, which reduced net interest income by SEK 306m. In terms of deposits, the interest margin improved by 18 bp to 1.36 percent mainly due to a higher repo rate, which positively affected net interest income by SEK 142m. Other effects were SEK 189m lower.

Net commission income increased by SEK 82m or 7 percent to SEK 1,183m mainly due to higher income from payment services as well as mutual fund and insurance operations.

Net gains and losses on financial items at fair value decreased by SEK 24m to SEK 116m.

The share of profit or loss in associates increased by SEK 28m. The increase was attributable to higher profit in EnterCard and partly owned banks.

Other income increased by SEK 92m partly due to income from Swedbank Försäkring related to a surplus from the loan protection product.

Expenses increased by SEK 48m or 2 percent to SEK 2,279m.

Staff costs excluding profit-based compensation decreased by SEK 14m or 1 percent. Profit-based compensation increased by SEK 112m due to higher expenses for the profit-sharing and incentive programs.

Other expenses decreased by SEK 146m or 11 percent partly due to expenses for the launch of the new brand 2006.

Loan losses amounted to a net of SEK 122m (-158).

The number of full-time positions decreased by 3 to 6,236.

Profit trend 2007 vs. 2006

Profit for the period decreased by SEK 132m to SEK 6,182m. The return on equity improved to 23.2 percent (22.3). The cost/income ratio was 0.51 (0.51).

Income increased by SEK 731m or 4 percent to 17 678m.

Net interest income increased by SEK 233m or 2 percent to SEK 11,701m. Further increases in deposit and lending volumes raised net interest income by SEK 1,304m. The lending margin decreased by 14 bp to 0.86 percent, which reduced net interest income by SEK 1,135m. In terms of deposits, the interest margin improved by 24 bp to 1.30 percent mainly due to a higher repo rate, which positively affected net interest income by SEK 703m. Other effects were SEK 639m lower.

Net commission income increased by SEK 330m or 8 percent to SEK 4,504m mainly due to higher income from payment services as well as mutual fund and insurance operations.

Net gains and losses on financial items at fair value decreased by SEK 73m to SEK 335m mainly because

lending, funding and derivatives were marked to fair value by Swedbank Mortgage.

The share of profit or loss in associates increased by SEK 101m to SEK 331m. Partly owned banks and EnterCard reported profit improvements.

Other income increased by SEK 140m to SEK 807m mainly due to income from the sale off CEK AB and income from Swedbank Försäkring related to a surplus from the loan protection product

Expenses increased by SEK 302m or 3 percent to SEK 9,000m.

Staff costs excluding profit-based compensation increased by SEK 107m or 3 percent mainly due to contractual salary increases. Profit-based compensation increased by SEK 165m due to higher expenses for the profit-sharing and incentive programs.

Other expenses increased by SEK 30m or 1 percent to SEK 4,704m partly due to higher expenses for IT and security.

Loan losses amounted to a net of SEK 71m (-499).

The number of full-time positions decreased by 3 to 6,236.

Sweden's most popular bank to work for

This year's Company Barometer, a survey presented by Universum Communication, ranked Swedbank as the most popular bank to work for. In total, Swedbank is the fourth most popular employer in Sweden among business students.

Swedbank came in second place among all companies and first place among banks when business students ranked popular employers, according to the European Student Barometer 2007, a survey by the German company Trendence.

Baltic Banking

Baltic Banking Operations are defined as the subsidiary group Hansabank, excluding the operations in Russia. An adjustment is also made for slightly lower equity allocated to this business on the basis of the estimated need for risk capital compared with the de facto equity in the subsidiary group. Baltic Banking has business operations in Estonia, Latvia and Lithuania.

The effects of Swedbank's ownership of Hansabank are reported in Baltic Banking Investments in the form of group goodwill, the deduction of the minority interest in profit and shareholders' equity during the periods the company was not wholly owned as well as consolidated amortization of the surplus values in the lending and deposit portfolios identified at the time of the acquisition in 2005.

Baltic Banking Operations

Profit trend

SEKm	Full-year 2007	Full-year 2006	%	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Net interest income	5,667	3,776	50	1,588	1,487	1,377	1,215	1,126
Net commission income	1,854	1,517	22	477	475	478	424	417
Net gains and losses on financial items at fair value	816	603	35	163	213	235	205	216
Share of the profit or loss of associates	7	6	17	3	2	1	1	2
Other income	429	268	60	141	111	107	70	79
Total income	**8,773**	**6,170**	**42**	**2,372**	**2,288**	**2,198**	**1,915**	**1,840**
Staff costs	1,475	1,127	31	427	348	364	336	320
Profit-based staff costs	569	384	48	160	163	131	115	130
IT expenses	292	224	30	81	70	77	64	64
Other expenses	1,023	798	28	343	236	233	211	254
Depreciation/amortization	187	163	15	51	47	46	43	43
Total expenses	**3,546**	**2,696**	**32**	**1,062**	**864**	**851**	**769**	**811**
Profit before loan losses	**5,227**	**3,474**	**50**	**1,310**	**1,424**	**1,347**	**1,146**	**1,029**
Loan losses, net	450	270	67	116	153	74	107	74
Operating profit	**4,777**	**3,204**	**49**	**1,194**	**1,271**	**1,273**	**1,039**	**955**
Tax expense	455	251	81	124	121	121	89	77
Profit for the period	**4,322**	**2,953**	**46**	**1,070**	**1,150**	**1,152**	**950**	**878**
Allocated equity	13,866	9,356	48	15,045	14,665	13,612	12,142	10,931
Return on allocated equity, %	31.2	31.6		28.4	31.4	33.9	31.3	32.1
Income items								
Income from external customers	8,773	6,170	42	2,372	2,288	2,198	1,915	1,840
Business volumes, SEK billion								
Lending	177	127	33 *	177	164	153	143	127
Deposits	102	84	17 *	102	92	92	89	84
Mutual funds & insurance	19	13	46	19	18	17	15	13
Risk-weighted volume, old rules	175	125	40	175	159	154	138	125
Total assets	233	168	39	233	210	202	183	168
Total liabilities	218	158	38	218	197	188	171	158
Full-time employees	9,203	8,209	12	9,203	9,112	9,156	8,610	8,209

* changes reported excl. foreign exchange effects

Macroeconomic development

The rapidly emerging Baltic economies showed signs of overheating in 2007. A labor shortage and rising wages have impacted production costs and the competitiveness of domestic products. Rapid price increases, particularly in the construction and real estate sectors, have led to higher inflation.

Latvia's GDP growth remained high in the fourth quarter, at 9.6 percent, while growth in Estonia slowed to 4.5 percent, the lowest level in 8 years. In Lithuania GDP growth was 7.9 percent. All GDP-figures are published estimates.

In December inflation, expressed as the change in the consumer price index over 12 months, was 8.1 percent in Lithuania, 9.7 percent in Estonia and 14.1 percent in Latvia.

A further slowdown on lending growth is evident in part as a result of inflation-fighting measures that have been taken. A slight decline in real estate prices has also been noted.

The consensus is that economic development will remain positive in the Baltics, but with slightly lower growth.

Interest rates have risen. The 90-day Euribor averaged 4.72 percent in the fourth quarter, against 4.49 percent in the third quarter and 3.59 percent in the fourth quarter 2006. In Latvia, domestic interest rates rose substantially in the first quarter in connection with devaluation rumors, and the 90-day Rigibor then

average was 9.76 percent, in the third quarter 8.51 percent and in the fourth quarter 11.72 percent. This compares with 4.51 percent in the corresponding quarter a year earlier.

Business volumes

Lending increased by SEK 13bn during the fourth quarter to SEK 177bn. On an annual basis the increase was 33 percent. The rate of increase measured in euro has gradually decreased from 60 percent on an annual basis in September 2006 to 59 percent in December 2006, 55 percent in March 2007, 49 percent in June 2007 and 43 percent in September 2007. The rate is expected to continue to decrease.

In one year lending has increased by 25 percent in Estonia to SEK 71bn, by 34 percent in Latvia to SEK 56bn and by 46 percent in Lithuania to SEK 50bn. Consumer lending has increased in one year by 39 percent to SEK 77bn, while corporate lending has increased by 29 percent to SEK 100bn.

Deposits increased by 8 percent during the quarter to SEK 102bn. In Estonia, deposits have increased in one year by 16 percent to SEK 45bn, in Latvia by 11 percent to SEK 23bn and in Lithuania by 24 percent to SEK 34bn.

A total of 3.4 million cards were in issue, an increase of 9 percent since December 31 last year.

Market shares

The market share for outstanding bank lending was 44 percent (47) in Estonia, 23 percent (25) in Latvia and 21 percent (20) in Lithuania. The market share for outstanding retail mortgages was 49 percent (49) in Estonia, 28 percent (30) in Latvia and 28 percent (30) in Lithuania.

The market share for outstanding household deposits was 62 percent (62) in Estonia, 28 percent (29) in Latvia and 39 percent (39) in Lithuania.

Profit trend Q4 vs. Q3 2007

Profit for the period amounted to SEK 1,070m (1,150). The return on equity was 28.4 percent (31.4) and the cost/income ratio was 0.45 (0.38).

Income increased by SEK 84m or 4 percent to SEK 2,372 m (2,288) mainly through higher net interest income.

Net interest income increased by SEK 101m or 7 percent to SEK 1,588m. Further increases in deposit and lending volumes raised net interest income by SEK 63m. The lending margin increased by 3 bp to 2.28 percent, which increased net interest income by SEK 14m. In terms of deposits, the interest margin improved by 36 bp to 2.87 percent, which positively affected net interest income by SEK 84m. Other effects reduced net interest income by SEK 60m.

Expenses increased on a seasonal basis by SEK 198m or 23 percent to SEK 1,062m mainly due to increased profit-based staff costs, marketing expenses and consulting expenses.

The number of full-time positions increased by 91 to 9 203, of which by 19 in Estonia and 76 in Latvia, though in Lithuania the number decreased by 4.

Loan losses amounted to SEK 116m (153). The quality of the credit portfolio remains high. The loan loss ratio decreased to 0.28 percent (0.40).

Profit trend Q4 2007 vs. Q4 2006

Profit for the period increased by SEK 192m or 22 percent to SEK 1,070m (878). The return on equity was 28.4 percent (32.1) and the cost/income ratio was 0.45 (0.44).

Income increased by SEK 532m or 29 percent to SEK 2,372 m (1,840) mainly through higher net interest income.

Net interest income increased by SEK 462m or by 41 percent to SEK 1,588m. Further increases in deposit and lending volumes raised net interest income by SEK 329m. The lending margin decreased by 2 bp to 2.28 percent, which reduced net interest income by SEK 10m. In terms of deposits, the interest margin improved by 110 bp to 2.87 percent mainly due to higher interest rates, which positively affected net interest income by SEK 260m. In other operations net interest income decreased by SEK 117m.

Net commission income increased by SEK 60m or 14 percent to SEK 477m mainly due to higher card and payment commissions. Brokerage and lending commissions also increased.

Net gains and losses on financial items at fair value decreased by SEK 53m to SEK 163m mainly due to lower trading income.

Other income increased by SEK 62m to SEK 141m partly due to increased sales of insurance.

Expenses increased by SEK 251m or 31 percent to SEK 1,062m.

Staff costs excluding profit-based compensation increased by 33 percent to SEK 427m due to increases in the number of employees and wages. Profit-based compensation increased by SEK 30m or 23 percent to SEK 160m.

Other expenses increased by SEK 114m or 32 percent mainly due to increased business volumes.

The number of full-time positions increased by 994 to 9,203, of which by 305 in Estonia, 336 in Latvia and 353 in Lithuania.

Loan losses amounted to SEK 116m, an increase of SEK 42m. The loan loss ratio was 0.28 percent (0.26).

Profit trend 2007 vs. 2006

Profit for the period increased by SEK 1,369m or 46 percent to SEK 4,322m (2,953). The return on equity amounted to 31.2 percent (31.6) and the cost/income ratio was 0.40 (0.44).

Income increased by SEK 2,603m or 42 percent to SEK 8,773 m (6,170).

Net interest income increased by SEK 1,891m or 50 percent to SEK 5,667m. Further increases in deposit and lending volumes raised net interest income by SEK 1,428m. The lending margin decreased by 7 bp to 2.28 percent, which reduced net interest income by SEK 96m. In terms of deposits, the interest margin improved by 93 bp to 2.47 percent mainly due to higher interest rates, which positively affected net interest income by SEK 840m. Other effects reduced net interest income by SEK 281m.

Net commission income increased by SEK 337m or 22 percent to SEK 1,854m mainly due to higher card and payment commissions. Brokerage and lending commissions also increased.

Net gains and losses on financial items at fair value increased by SEK 213m or 35 percent to SEK 816m mainly due to higher trading income.

Other income increased by SEK 161m or 60 percent to SEK 429m partly due to increased insurance income.

Expenses increased by SEK 850m or 32 percent to SEK 3,546m (2,696).

Staff costs excluding profit-based compensation increased by SEK 348m or 31 percent to SEK 1,475m due to increases in the number of employees and wages. Profit-based compensation increased by SEK 185m or 48 percent to SEK 569m.

Other expenses increased by SEK 317m or 27 percent to SEK 1,502 m mainly due to increased business volumes.

The number of full-time positions increased by 994 to 9,203, of which by 305 in Estonia, 336 in Latvia and 353 in Lithuania.

In the last 12 months four new branches have been opened (Estonia - 2 to 94, Latvia + 1 to 77 and Lithuania + 5 to 128).

Loan losses amounted to SEK 450m, an increase of SEK 180m. The loan loss ratio was 0.35 percent (0.32).

Estonia

Estonia is the dominant unit in Baltic Banking with approximately half the business area's profit. Estonia accounts for 40 percent (43) of lending and 44 percent (44) of deposits in the business area.

Euromoney named Hansabank Bank of the Year in Estonia.

Profit for the period decreased by SEK 99m from the third quarter and by SEK 34m from the fourth quarter 2006 to SEK 467m. The return on equity for the full-year 2007 was 37.3 percent (40.9) and the cost/income ratio was 0.38 (0.39).

Latvia

Latvia is the second largest unit in Baltic Banking, accounting for 32 percent (31) of lending and 23 percent (24) of deposits.

For the third consecutive year Hansabank was named the most respected company in Latvia and the country's strongest brand. Also, the respected periodical The Banker named Hansabank Bank of the Year in Latvia.

Profit for the period decreased by SEK 10m from the third quarter and increased by SEK 91m from the fourth quarter 2006 to SEK 329m. The return on equity for the full-year 2007 was 32.3 percent (34.4) and the cost/income ratio was 0.39 (0.43).

Lithuania

Lithuania accounts for 28 percent (26) of lending and 33 percent (32) of deposits in the business area.

Profit for the period increased by SEK 44m from the third quarter and by SEK 149m from the fourth quarter 2006 to SEK 314m. The return on equity for the full-year 2007 improved to 33.1 percent (26.5) and the cost/income ratio to 0.45 (0.52).

Exchange rate effects

The local currencies in Estonia, Latvia and Lithuania are pegged to the euro. The Swedish krona declined against the euro by 4.7 percent in 2007.

The exchange rate effect of the translation to SEK negatively affected profit for the period by SEK 7m or 0.2 percent compared with the 2006.

Popular employer

According to TNS Global's survey, Hansabank ranked as the most popular employer, regardless of industry, in both Estonia and Latvia.

Baltic Banking, Operations and Investment

Profit trend

SEKm	Full-year 2007	Full-year 2006	%	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Net interest income	5,248	3,331	58	1,473	1,382	1,282	1,111	1,023
Net commission income	1,854	1,517	22	477	475	478	424	417
Net gains and losses on financial items at fair value	816	603	35	163	213	235	205	216
Share of the profit or loss of associates	7	6	17	3	2	1	1	2
Other income	429	268	60	141	111	107	70	79
Total income	**8,354**	**5,725**	**46**	**2,257**	**2,183**	**2,103**	**1,811**	**1,737**
Staff costs	1,475	1,127	31	427	348	364	336	320
Profit-based staff costs	569	384	48	160	163	131	115	130
IT expenses	292	224	30	81	70	77	64	64
Other expenses	1,023	798	28	343	236	233	211	254
Depreciation/amortization	282	264	7	74	71	69	68	68
Total expenses	**3,641**	**2,797**	**30**	**1,085**	**888**	**874**	**794**	**836**
Profit before loan losses	**4,713**	**2,928**	**61**	**1,172**	**1,295**	**1,229**	**1,017**	**901**
Loan losses, net	450	270	67	116	153	74	107	74
Operating profit	**4,263**	**2,658**	**60**	**1,056**	**1,142**	**1,155**	**910**	**827**
Tax expense	404	216	87	106	108	111	79	68
Profit for the period	**3,859**	**2,442**	**58**	**950**	**1,034**	**1,044**	**831**	**759**
Allocated equity	21,139	16,652	27	22,312	21,936	20,885	19,423	18,221
Return on allocated equity, %	18.3	14.7		17.0	18.9	20.0	17.1	16.7
Income items								
Income from external customers	8,354	5,725	46	2,257	2,183	2,103	1,811	1,737
Business volumes, SEK billion								
Lending	178	128	33 *	178	165	154	144	128
Deposits	102	84	17 *	102	92	92	89	84
Mutual funds & insurance	19	13	46	19	18	17	15	13
Risk-weighted volume, old rules	176	126	40	176	160	155	139	126
Total assets	246	180	37	246	223	214	196	180
Total liabilities	224	163	37	224	202	193	177	163
Full-time employees	9,203	8,209	12	9,203	9,112	9,156	8,610	8,209

* changes reported excl. foreign exchange effects

International Banking

International Banking comprises Swedbank's growing international operations outside its home markets of Sweden, Estonia, Latvia and Lithuania. The objective is that at least Ukraine and Russia will develop into geographical home markets for the group.

Aside from operations in Ukraine and Russia, the business area consists of operations in Luxembourg, Finland, Denmark and Norway as well as the representative offices in Japan and Ukraine. Their main purpose is to support Swedbank's operations in its geographical home markets.

The effects of the investment in TAS Kommerzbank (now OJSC Swedbank) in Ukraine at the group level in the form of goodwill, amortization of identified surplus values in connection with the acquisition and financing costs for the acquisition are reported according to the same principles as in Baltic Banking, i.e., as a separate business distinct from Ukrainian Banking Operations. Ukrainian Banking Investment is included in the business area.

A management function with responsibility for strategic issues is also included in the business area.

Profit trend

SEKm	Full-year 2007	Full-year 2006	%	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Net interest income	986	456		347	335	162	142	134
Net commission income	196	116	69	55	58	40	43	37
Net gains and losses on financial items at fair value	81	38		29	39	6	7	11
Other income	16	7		8	7	1	0	3
Total income	**1,279**	**617**		**439**	**439**	**209**	**192**	**185**
Staff costs	347	151		121	125	54	47	42
Profit-based staff costs	58	21		34	9	10	5	7
IT expenses	54	32	69	21	13	10	10	12
Other expenses	247	339	-27	66	103	36	42	63
Depreciation/amortization	65	8		30	29	3	3	2
Total expenses	**771**	**551**	**40**	**272**	**279**	**113**	**107**	**126**
Profit before loan losses	**508**	**66**		**167**	**160**	**96**	**85**	**59**
Loan losses, net	170	31		69	75	13	13	10
Operating profit	**338**	**35**		**98**	**85**	**83**	**72**	**49**
Tax expense	70	36	94	7	21	26	16	-1
Profit for the period	268	-1		91	64	57	56	50
Profit for the period attributable to:								
Shareholders of Swedbank AB	**268**	**-1**		**91**	**64**	**57**	**56**	**52**
Minority interest		0					0	-2
Allocated equity	3,884	1,060		6,206	5,876	1,756	1,698	1,147
Return on allocated equity, %	6.9	neg.		5.9	4.4	13.0	13.2	18.1
Income items								
Income from external customers	1,273	613		436	437	209	191	184
Income from transactions with other segments	6	4	50	3	2	0	1	1
Business volumes, SEK billion								
Lending	34	13		34	28	19	16	13
Deposits	13	4		13	11	6	5	4
Mutual funds & insurance	2	2	0	2	2	3	3	2
Risk-weighted volume, old rules	38	15		38	31	22	20	15
Total assets	47	18		47	40	24	23	18
Total liabilities	41	17		41	34	23	21	17
Full-time employees	3,952	332		3,952	3,747	419	365	332

Ukrainian Banking

In early July Swedbank finalized its acquisition of the Ukrainian bank TAS-Kommerzbank, which changed its name to OJSC Swedbank (TAS) at the end of 2007. TAS has 167,000 retail customers and 18,000 corporate customers.

The purchase price amounted to USD 735m, including an equity contribution to OJSC Swedbank of USD 50m. An additional payment of up to USD 250m is payable in three years, subject to OJSC Swedbank's financial performance.

The acquisition of OJSC Swedbank is in line with Swedbank's strategy to expand its operations in Eastern Europe, where it is the market leader in the Baltic countries and has growing operations in Russia. A strong growth outlook, coupled with low penetration for financial services, offers Swedbank the opportunity to establish and develop a meaningful profit contributor.

Profit for the fourth quarter amounted to SEK 72m for Ukrainian Banking. Profit for the second half year 2007 amounted to SEK 126m. The return on equity for the second half year was 20.0 percent and the cost/income ratio was 0.48.

Lending amounted to SEK 11bn. Measured in local currency, lending has increased by 112 percent in the last 12 months.

Deposits amounted to SEK 6bn. Measured in local currency, deposits have increased by 36 percent in the last 12 months.

In the last year the number of full-time positions has increased by 729 to 3,433. The number of branches increased by 4 in 2007 to 191 as of December 31.

The market share for total lending was 2 percent.

Russian Banking

The Russian operations comprise corporate and retail banking at three branches in Moscow, St. Petersburg and Kaliningrad, leasing services and trade finance.

The Russian bank changed its name during the year from OAO Hansabank to OAO Swedbank.

A decision was made in the third quarter to transfer ownership of the bank OAO Swedbank and the leasing company OOO Hansa Leasing from Hansabank in Estonia to Swedbank in Sweden. The transfers, which will be made at market value, require the approval of Russian authorities.

The restrictions from the Russian central bank that limited Swedbank's operations in Russia during a three-month period were lifted in early September. Against the backdrop of the government's actions, the previously announced retail banking expansion in Russia through the opening of new branches has been delayed.

Profit for the fourth quarter amounted to SEK 64m, against SEK 40m for the third quarter and SEK 46m for the fourth quarter 2006. Profit for 2007 amounted to SEK 177m (-14m). Profit for 2006 was charged with a provision of SEK 151m for a VAT dispute in the leasing operations. During the fourth quarter 2007 SEK 60m was recognized as refunded VAT.

Lending amounted to SEK 10bn at year-end 2007, an increase of 50 percent in one year.

The return on equity for 2007 was 19.7 percent (neg) and the cost/income ratio was 0.46 (0.86). The number of full-time positions increased to 386 (233).

Nordic branches

Swedbank's branch office in Norway was established in 1998. Money and capital market operations as well as business with financial institutions are part of Swedbank Markets. The branch has historically served Swedish corporate customers with operations in Norway as well as a select number of Norwegian corporate customers. The customer base and credit portfolio have increased substantially in the last two years. As of 2007 greater attention is also being paid to the retail market, which is being cultivated together with EnterCard and First Securities.

Swedbank's branch office in Denmark was established in spring 2005. In autumn 2006 a second branch was opened. The branches target both retail and corporate customers. The market share among Öresund commuters is estimated at 30 percent.

Swedbank's branch in Finland was founded in autumn 2005. Its focus is on Swedish corporate customers with operations in Finland, Finnish corporate customers with business in the Baltics and Russia, and a select number of Finnish corporate customers.

Lending by the Nordic branches amounted to SEK 13bn as of year-end 2007, an increase of SEK 7bn in one year. The increase was primarily in Norway. The number of full-time positions was 65, an increase of 29 in one year.

Luxembourg

Swedbank's private banking operations in Luxembourg have grown in scope in recent years. Assets under management amounted to SEK 3.3bn at year-end (3.9). The number of full-time positions was 57 (54).

Other operations

A decision has been made to open a new representative office in Poland during the first half of 2008.

Profit trend Q4 vs. Q3 2007

Profit for the period increased by SEK 27m or 42 percent to SEK 91m (64). The return on equity was 5.9 percent (4.4). The cost/income ratio was 0.62 (0.64).

Ukrainian Banking Operations accounted for SEK 72m (54) of profit. Russian Banking accounted for SEK 64m (40). Ukrainian Banking Investment negatively affected profit by SEK -37m (-37).

Income was unchanged at SEK 439m. Ukrainian Banking Operations contributed income of SEK 286m (273). For Russian Banking income increased to SEK 124m (119). Ukrainian Banking Investment negatively affected income by SEK -40m (-33).

Expenses decreased by SEK 7m or 3 percent to SEK 272m (279). Expenses in Ukrainian Banking Operations increased to SEK 149m (119). For Russian Banking expenses decreased by SEK 51m to SEK 26m (77) due to SEK 60m in refunded VAT. Expenses for amortization in the consolidated accounts of surplus values in Ukrainian Banking Investment amounted to SEK 14m (15).

Loan losses decreased by SEK 6m to SEK 69m (75). In Ukrainian Banking loan losses were nearly cut in half to SEK 42m (80), while losses in Russian Banking, which were positively affected in the third quarter by reserve withdrawals due to a changes in principles, increased to SEK 29m (-6).

Profit trend Q4 2007 vs. Q4 2006

Profit for the period increased by SEK 39m or 75 percent to SEK 91m (52). The return on equity was 5.9 percent (18.1). The cost/income ratio was 0.62 (0.68).

Income increased by SEK 254m to SEK 439m. Ukrainian Banking Operations, which was not previously included in the group, contributed income of SEK 286m. For Russian Banking income increased by SEK 9m or 8 percent to SEK 124m (115). Ukrainian Banking Investment negatively affected profit by SEK -40m.

Expenses increased by SEK 146m to SEK 272m. Ukrainian Banking Operations, which was not previously included in the group, contributed expenses of SEK 149m. For Russian Banking expenses decreased by SEK 29m to SEK 26m (55) due to SEK 60m in refunded VAT. Expenses for amortization in the consolidated accounts of surplus values in Ukrainian Banking Investment amounted to SEK 14m.

Loan losses increased from SEK 10m to SEK 69m through the new Ukrainian operations and increased lending volumes in Russia.

Profit trend 2007 vs. 2006

Profit for the period increased by SEK 269m to SEK 268m (-1). The return on equity was 6.9 percent (neg). The cost/income ratio was 0.60 (0.89).

Of the profit increase, SEK 126m came from Ukrainian Banking Operations and SEK 191m from Russian Banking, which in the previous year was negatively affected by a provision of SEK 151m for a VAT dispute in the leasing operations. In 2007 SEK 60m of the VAT that had been allocated was refunded.

Profit for the period for Ukrainian Banking Investment, i.e., Swedbank's expenses for the investment in the form of financing expenses and amortization of surplus values at the group level, amounted to SEK -74m.

Swedbank Markets

Swedbank Markets comprises capital market products and various types of project and corporate finance. It also has responsibility for financial institutions. In addition to operations in Sweden, the business area includes the subsidiaries First Securities in Norway and Swedbank First Securities LLC in New York, the operations of the Norwegian branch, the branches in New York and Shanghai, and PCFs (Project and Corporate Finance) in Estonia, Latvia and Lithuania.

Swedbank Markets offers trading in securities and derivatives in the equity, fixed income and currency markets as well as financing solutions and professional analysis and advice. The research unit issues a continuous stream of analyses of about 150 Nordic companies. For individual investors Swedbank Markets offers equity trading and other investment services such as equity linked bonds. The sale of these products is done through the group's Swedish branch network, through savings banks and partly owned banks, and through the Internet bank and telephone bank.

Profit trend

SEKm	Full-year 2007	Full-year 2006	%	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Net interest income	1,343	840	60	504	145	295	399	254
Net commission income	1,441	1,469	-2	423	273	381	364	341
Net gains and losses on financial items at fair value	729	1,161	-37	138	170	188	233	351
Share of the profit or loss of associates	2	0		-4	2	-1	5	0
Other income	42	41	2	16	8	8	10	11
Total income	**3,557**	**3,511**	**1**	**1,077**	**598**	**871**	**1,011**	**957**
Staff costs	697	615	13	192	181	157	167	176
Profit-based staff costs	542	645	-16	159	44	161	178	169
IT expenses	239	232	3	61	56	61	61	63
Other expenses	501	438	14	144	131	118	108	125
Depreciation/amortization	13	11	18	4	4	2	3	2
Total expenses	**1,992**	**1,941**	**3**	**560**	**416**	**499**	**517**	**535**
Profit before loan losses	**1,565**	**1,570**	**0**	**517**	**182**	**372**	**494**	**422**
Loan losses, net		-11		-8	5	3	0	-3
Operating profit	**1,565**	**1,581**	**-1**	**525**	**177**	**369**	**494**	**425**
Tax expense	427	423	1	136	49	104	138	100
Profit for the period	1,138	1,158	-2	389	128	265	356	325
Profit for the period attributable to:								
Shareholders of Swedbank AB	**1,010**	**984**	**3**	**340**	**121**	**236**	**313**	**271**
Minority interest	128	174	-26	49	7	29	43	54
Allocated equity	4,169	3,598	16	4,235	4,205	4,301	3,935	3,493
Return on allocated equity, %	24.2	27.3		32.1	11.5	21.9	31.8	31.0
Income items								
Income from external customers	3,265	3,321	-2	1,011	522	798	934	905
Income from transactions with other segments	292	190	54	66	76	73	77	52
Business volumes, SEK billion								
Lending	24	16	50	24	18	21	20	16
Deposits	27	22	23	27	27	28	30	22
Mutual funds & insurance	1	1	0	1	2	2	1	1
Other investment volume	30	23	30	30	29	27	25	23
Risk-weighted volume, old rules	50	45	11	50	51	48	54	45
Total assets	446	320	39	446	448	378	400	320
Total liabilities	442	316	40	442	444	374	396	316
Full-time employees	752	668	13	752	718	712	691	668

Market conditions

During the fourth quarter equity, fixed income and currency trading was overshadowed by the problems with subprime mortgages in the U.S., which have primarily affected activity and liquidity in the fixed income market. The result has been a significant change in the price of credit risk as well as generally higher financing costs. Fourth-quarter profit was negatively affected by a change of SEK 40m in the market value of the credit bond portfolio as a result of the credit crunch. Slower activity in the issuance of credit bonds also had a negative impact. All this was more than offset by income in currency and fixed income trading and structured products.

Business volumes

Market shares for Swedbank Markets' operating areas remained stable and for several areas rose to a higher level than 2006.

Fixed income and currency trading, the largest product area, is responsible for all customer-related fixed income and foreign exchange transactions in Sweden. The product range consists of everything from simple investment solutions to structured investment or financing solutions in foreign currency designed for specific customer needs.

After a temporary recovery in global risk willingness in October, jitters returned to the market in November. Interventions from the major central banks in the short-term market in December gave indications that the demand for liquidity was lower than feared and that the concerns were centered more on solvency than liquidity.

Turnover in the Swedish currency market continued to rise as more companies do business abroad. Swedbank, which offers a broad range of services to effectively minimize currency risks, strengthened its market position in the latest quarter. Trading through Swedbank's Internet trading platform, FX Trade, continues to increase; 43 percent of trades are now made electronically, a gain from 31 percent a year ago.

The turbulence in the credit market decreased slightly in December. Swedbank retains a leading position for new issues of credit bonds in Swedish kronor with a cumulative market share of 30 percent as of December.

Internationally fixed income markets for euro and dollars intermittently experienced problems with pricing and liquidity. The Swedish fixed income market has performed better. The system of market makers, where Swedbank plays a significant role for all products, has proven to work well despite outside disruptions. Investors in Swedish commercial paper and bonds have had access to an efficient second-hand market despite international turbulence for similar products. This has been especially evident in the market for mortgage bonds. Market shares for mortgage and government bonds have clearly improved year-to-year.

In addition to responsibility for institutional equity trading, Swedbank Markets' **equity operations** play an important role in providing business support to Swedbank's branch network.

Swedbank's market shares have remained stable. Its share of trading on the Stockholm Stock Exchange was approximately 4 percent. Its market share for trading in warrants has increased from 9.2 percent in the previous year to 11.9 percent.

During the fourth quarter online securities trades continued to increase. The number of customers has climbed 27 percent. Swedbank's share of online equity trades is growing substantially and for the fourth quarter was 60 percent, against 47 percent the fourth quarter 2006.

Structured products mainly consist of various forms of equity linked bonds, SPAX. At the end of the fourth quarter Swedbank was the leader in the Swedish market with 27.2 percent of outstanding volume. During the fourth quarter sales of structured products increased from SEK 4.5bn last year to SEK 6.3bn. Sales in 2007 totaled SEK 18.6bn, or 39 percent higher than the previous year. Swedbank was also number one in issue volumes in 2007.

Project and Corporate Finance offers qualified advice to businesses on the debt and equity markets. The positive trend continued for the Swedish operations with a strong fourth quarter in which the level of activity and new mandates remained high. Normalization of credit terms for acquisition financing has led to higher activity in the area.

During the period a corporate finance unit for the Nordic and Baltic regions launched its operations, which are carried out by units in Sweden, Estonia, Latvia and Lithuania under the Swedbank brand. During the fourth quarter an agreement was reached to acquire a corporate finance company in Russia, which will be integrated in 2008.

Group transaction services consist of custody, global payment and trade finance operations. During the fourth quarter Custody had continued success in raising its volumes despite a turbulent market and continued to expand its cooperation with JP Morgan Worldwide Securities. Through the cooperation, Swedbank can combine its expertise in local markets with JP Morgan's sophisticated products and competence in securities. Business volumes for Trade Finance developed well during the year.

First Securities is one of Norway's leading brokerages active in equity, fixed income and currency trading and corporate finance. Equity operations and Corporate Finance developed well during the fourth quarter. Fixed income trading, which had a weak third quarter, stabilized during the fourth quarter.

Profit trend Q4 2007 vs. Q3 2007

Profit for the period increased by SEK 219m or SEK 181 percent to 340m. The return on equity was 32.1 percent (11.5) and the cost/income ratio was 0.52 (0.70). The largest increases in profit were in Capital Markets and First Securities.

Income increased by SEK 479m or 80 percent to SEK 1,077 m, of which income in Norway's First Securities increased by SEK 218m or 165 percent. The market valuation of Swedbank Markets' holding of credit bonds due to the international credit crisis negatively affected profit by SEK 40m.

Expenses increased by SEK 144m or 35 percent to SEK 560m. Profit-based costs increased by SEK 115m mainly in First Securities.

Profit trend Q4 2007 vs. Q4 2006

Profit for the period increased by SEK 69m or 25 percent to SEK 340m. The return on equity was 32.1 percent (31.0) and the cost/income ratio was 0.52 (0.56).

Income increased by SEK 120m or 13 percent to SEK 1,077 m. Income in First Securities increased by SEK 32m or 10 percent.

Expenses increased marginally to SEK 560m (535). Profit-based staff costs decreased by SEK 10m.

Profit trend 2007 vs. 2006

Profit for the period increased by SEK 26m to SEK 1,010m. The return on equity was 24.2 percent (27.3) and the cost/income ratio was 0.56 (0.55).

Income increased by SEK 46m or 1 percent to SEK 3,557 m. Income in First Securities decreased by SEK 152m.

Expenses increased by SEK 51m or 3 percent to SEK 1,992 m. Contractual salary increases and an expanded presence in Shanghai and New York contributed to the increase, while profit-based expenses decreased.

Asset Management and Insurance

Asset Management and Insurance comprises the Swedbank Robur Group and its operations in fund management, institutional and discretionary asset management, insurance and individual pension savings.

Profit trend

SEKm	Full-year 2007	Full-year 2006	%	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Net interest income	83	33		21	19	24	19	10
Net commission income	1,868	1,601	17	415	543	511	399	395
Net gains and losses on financial items at fair value	2	2	0	-1	1	1	1	2
Other income	230	192	20	70	55	50	55	59
Total income	**2,183**	**1,828**	**19**	**505**	**618**	**586**	**474**	**466**
Staff costs	346	261	33	92	97	87	70	66
Profit-based staff costs	79	41	93	46	12	15	6	6
IT expenses	148	119	24	37	36	43	32	38
Other expenses	311	254	22	54	89	94	74	74
Depreciation/amortization	4	2	100	1	2	0	1	0
Total expenses	**888**	**677**	**31**	**230**	**236**	**239**	**183**	**184**
Profit before loan losses	**1,295**	**1,151**	**13**	**275**	**382**	**347**	**291**	**282**
Operating profit	**1,295**	**1,151**	**13**	**275**	**382**	**347**	**291**	**282**
Tax expense	320	274	17	69	94	88	69	70
Profit for the period	**975**	**877**	**11**	**206**	**288**	**259**	**222**	**212**
Allocated equity	1,712	1,671	2	1,703	1,707	1,703	1,735	1,671
Return on allocated equity, %	57.0	52.5		48.4	67.5	60.8	51.2	50.7
Income items								
Income from external customers	4,305	3,831	12	1,011	1,150	1,139	1,005	988
Income from transactions with other segments	-2,122	-2,003	6	-506	-532	-553	-531	-522
Business volumes, SEK billion								
Mutual funds & insurance	401	398	1	401	415	429	415	398
Other investment volume	205	26		205	202	212	22	26
Risk-weighted volume, old rules	0	1		0	0	0	1	1
Total assets	75	71	6	75	78	80	77	71
Total liabilities	74	69	7	74	76	78	75	69
Full-time employees	332	281	18	332	327	327	275	281

Fund savings, volumes and flows

Contributions to Swedbank Robur's own mutual funds and those it markets amounted to SEK 106.5bn (100.6) during the year, while withdrawals amounted to SEK 114.9bn (98.6). Thus, the net outflow from Swedbank Robur's own and brokered funds was SEK 8.4bn, against a net inflow of SEK 2.0bn during the previous year. Of net contributions, SEK 3.9bn (8.7) was from premium pension savings and SEK 1.0bn (1.4) from unit-linked insurance in Swedbank Insurance. However, the previous year included two PPM payments for 2006 and 2007.

Swedbank Robur's assets under management amounted to SEK 401bn as of December 31, 2007 (398 as of December 31, 2006). The change is due to appreciation in the value of fund assets of SEK 11.4bn mainly from rising stock prices during the year.

The institutional asset management operations managed SEK 246bn (63), of which SEK 41bn (37) was invested in Swedbank Robur funds.

SEKbn	Dec 31 2007	Dec 31 2006
Assets under management	401	398
of which:		
Swedish equities, %	*30.0*	*33.3*
foreign equities, %	*38.5*	*37.7*
interest-bearing securities, %	*31.5*	*29.0*
Number of customers (thousands)	2,778	2,779
Unit-linked insurance		
Assets under management	68.7	64.8
of which in Swedbank Robur's funds	*66.9*	*63.5*
Number of policies (thousands)	896	821
Discretionary asset management		
Assets under management	246	63
of which in Swedbank Robur's funds	*41*	*37*

Unit-linked insurance
Sales (premiums paid) of unit-linked insurance in 2007 amounted to SEK 9.1bn (9.6). Swedbank Insurance's assets under management amounted to SEK 68.7bn (64.8) on December 31. Swedbank Insurance had 896,000 (821,000) policies as of December 31, in addition to around 1 million group life insurance policies.

Market shares
Swedbank Robur's' share of net mutual fund contributions was negative (neg.) in 2007. Its market share for assets under management in the Swedish fund market was 25 percent (26) on September 30, 2007.

The market share for new unit linked insurance policies was 10 percent (11) as of September 30, 2007.

In private pension savings Swedbank Insurance was one of the largest players in the Swedish market in 2007 with a market share of 12 percent (14). In the corporate pension market its share was 5 percent (6).

Fund management results
The majority of Swedbank Robur's funds generated a positive return during the period. Swedish equity funds decreased in value by between 1.9 and 4.3 percent, while the appreciation for "Alleman" (public savings) funds was 0.3 to 0.6 percent. Balanced funds changed in value by between -4.0 and 2.6 percent, while Swedish fixed income funds appreciated in value by 1.1 to 3.7 percent.

Morningstar's average rating on Swedbank Robur's funds as of December 31 was 3.42 (3.22).

Swedbank Robur named Fund Manager of the Year
In January 2008 Swedbank Robur was named Fund Manager of the Year for 2007 by the business daily Dagens Industri and Morningstar. In the prestigious annual competition Swedbank Robur won the highest award as Fund Manager of the Year in the category Fund Management Company of the Year. Overall, Swedbank Robur received the most medal points, which led to its Grand Prix award as Sweden's Fund Manager of the Year. The jury's motivation was, "For strong fund performance in 2007."

Cooperation agreement with Folksam
During the first half year an agreement was signed with Folksam, as a result of which Swedbank Robur manages insurance and fund portfolios for Folksam with an aggregate value of SEK 175bn as of December 31. It also means that Swedbank Robur on January 2, 2008, acquired Folksam Fond AB, a fund management company with 19 funds and SEK 28bn in assets under management. A joint venture to administer insurance business has been established as well.

Agreement with KP Pension & Försäkring
Swedbank Robur signed an agreement in November with KP Pension & Försäkring to manage slightly more than SEK 40bn of KP's capital. The management assignment is expected to commence in the first quarter 2008.

Other important events

During the period thirteen new funds were launched: Protect 90, a fund with a guaranteed return; BRICT, a fund focused on emerging markets; Momentum, a fund that invests in strongly performing markets; three index funds for the institutional market, Stella Sweden and Stella Europe, which are more regionally focused funds that invest in a limited number of equities; and Lux China, a China fund denominated in euro. In the autumn Action and Solid, two equity funds designed for private banking customers, were launched, along with Robur Effective World and the Africa Fund.

Swedbank Insurance was selected as one of five providers of unit linked insurance in an ITP procurement.

Swedbank Robur entered into agreements with Nordnet, Avanza and Skandiabanken to distribute Swedbank Robur's funds.

Profit trend Q4 2007 vs.Q3 2007
Profit for the period decreased by SEK 82m or 28 percent to SEK 206m. The cost/income ratio was 0.46 (0.38).

Certain cost compensation from Folksam that had been recognized as commission income in the second and third quarters has been reclassified and as of the fourth quarter is recognized as a deduction in expenses.

Profit trend Q4 2007 vs. Q4 2006
Profit for the period decreased marginally and amounted to SEK 206m (212). The cost/income ratio was 0.46 (0.39).

Profit trend 2007 vs. 2006
Profit for the period increased by SEK 98m or 11 percent. The cost/income ratio was 0.41 (0.37). Income increased by SEK 355m or 19 percent to SEK 2,183m mainly due to higher assets under management. Expenses increased by SEK 211m or 31 percent to SEK 888m mainly due to the Folksam agreement and expansion in pensions and insurance. The number of full-time positions increased by 51 to 332, of which 43 were a result of the cooperation with Folksam.

Shared Services and Group Staffs

The business area includes the Shared Service units, comprising IT and other service functions, Group Executive Management and group Staffs, including Treasury, and the group's own insurance company, Sparia.

During the second quarter 2007 the primary capital certificates in the Norwegian savings bank Nord-Norge were sold. In 2006 the shareholding in SpareBank 1 Gruppen and the primary capital certificates in the Norwegian savings banks Midt-Norge and Rogaland were sold. Consequently there are no remaining interests in Norwegian banks.

Profit trend

SEKm	Full-year 2007	Full-year 2006	%	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Net interest income	-196	-141	39	-5	-3	-83	-105	-55
Net commission income	17	-9		-17	24	27	-17	17
Net gains and losses on financial items at fair value	-246	523		-31	-228	69	-56	189
Share of the profit or loss of associates	84	-14		19	18	26	21	-52
Other income	3,090	3,102	0	784	731	755	820	786
Total income	**2,749**	**3,461**	**-21**	**750**	**542**	**794**	**663**	**885**
Staff costs	1,361	1,280	6	312	339	353	357	281
Profit-based staff costs	68	39	74	22	11	11	24	1
IT expenses	752	774	-3	213	170	172	197	195
Other expenses	865	1,025	-16	193	221	204	247	255
Depreciation/amortization	257	249	3	69	61	65	62	68
Total expenses	**3,303**	**3,367**	**-2**	**809**	**802**	**805**	**887**	**800**
Profit before loan losses	**-554**	**94**		**-59**	**-260**	**-11**	**-224**	**85**
Loan losses, net	-72	4		-61	-6	-1	-4	5
Operating profit	**-482**	**90**		**2**	**-254**	**-10**	**-220**	**80**
Tax expense	-184	-174	6	26	-77	-49	-84	82
Profit for the period	**-298**	**264**		**-24**	**-177**	**39**	**-136**	**-2**
Allocated equity	5,955	5,104	17	4,293	3,197	6,953	9,377	4,768
Return on allocated equity, %	neg.	5.2		neg.	neg.	2.2	neg.	neg.
Income items								
Income from external customers	593	1,028	-42	185	-41	281	168	349
Income from transactions with other segments	2,156	2,433	-11	565	583	513	495	536
Business volumes, SEK billion								
Risk-weighted volume, old rules	5	4	25	5	5	4	4	4
Total assets	246	229	7	246	242	244	266	229
Total liabilities	240	224	7	240	238	236	255	224
Full-time employees	1,673	1,670	0	1,673	1,656	1,670	1,668	1,670

Shared Services

Shared Services comprises slightly over 1,300 full-time positions and is responsible for IT, back office for the Swedish retail operations and other shared support functions in Sweden.

According to international benchmarking by the polling company Compass, Swedbank's IT operations are among the most cost-effective in the industry. Despite substantial increases in transaction volumes, particularly for the Internet bank and in the card area, Swedbank's IT costs for Swedish operations have essentially remained unchanged for several years.

The purchasing process previously introduced in Sweden has been implemented in the Baltics and Ukraine. Swedbank therefore uses uniform routines and coordinates all group purchases.

Shared Services is continuing to improve the efficiency of the bank's processes using structured methodologies. The work is being done in cooperation with all business areas. A number of shared projects are also being conducted with the Baltic operations in the areas of IT operations, management and development in order to further improve efficiencies.

Group Staffs

The main duties of the group Staffs during the year included preparations for, and implementation of, the integration of OJSC Swedbank in Ukraine, implementation of the new capital adequacy rules and work with the money laundering directive.

Profit trend Q4 vs. Q3 2007

Profit for the period amounted to SEK - 24m (-177). The profit improvement was mainly due to higher income in Group Treasury including the internal bank and the reversal of loss provisions.

The large part of the business area's income is from services sold internally by Shared Services and Group Staffs to other operating areas, primarily Swedish Banking.

Income increased by SEK 208m or 38 percent to SEK 750m (542). Income from Group Treasury including the internal bank increased by SEK 234m.

Expenses were stable, amounting to SEK 809m (802).

Reversals of collective loan loss reserves for individually valued receivables amounted to SEK 61m (6).

Profit trend Q4 2007 vs. Q4 2006

Profit for the period amounted to SEK -24m (-2).

Income decreased by SEK 135m or 15 percent to 750m (885). Income from Group Treasury including the internal bank but excluding equity shares decreased by SEK 194m.

The now divested holdings in Norwegian savings banks had a positive change in value of SEK 28m in the previous year.

The share of profit in associates increased by SEK 71m due to higher profit from VPC.

Expenses were stable, amounting to SEK 809m (800).

The change in collective provisions for individually assessed receivables amounted to SEK -61m (5).

Profit trend 2007 vs. 2006

Profit for the period decreased by SEK 562m to SEK -298m (264). The decrease was mainly due to lower income from Group Treasury including the internal bank as well as significant increases in value in 2006 in the now divested holdings in Norwegian savings banks and SpareBank 1 Gruppen.

Income decreased by SEK 712m or 21 percent to SEK 2,749m (3,461).

Income from Group Treasury including the internal bank decreased by SEK 192m, of which net interest income improved by SEK 173m, while net gains and losses on financial items at fair value decreased by SEK 460m. Income from the holding in Norwegian savings banks and SpareBank 1 Gruppen decreased by SEK 227m.

The share of profit in associates increased by SEK 98m due to higher profit from VPC.

Expenses decreased by SEK 64m or 2 percent to SEK 3,303m (3,367).

The change in collective provisions for individually assessed receivables amounted to -72m (4).

Eliminations

SEKm	Full-year 2007	Full-year 2006	%	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Net interest income	-8	-10	-20	-8	2	6	-8	-6
Net commission income	0	1		0	0	0	0	1
Net gains and losses on financial items at fair value	-26	3		-28		-6	8	-1
Other income	-2,842	-2,886	-2	-673	-699	-736	-734	-705
Total income	**-2,876**	**-2,892**	**-1**	**-709**	**-697**	**-736**	**-734**	**-711**
Staff costs	-46	-28	64	-28	-10	-2	-6	-16
IT expenses	-909	-954	-5	-230	-201	-236	-242	-232
Other expenses	-1,921	-1,910	1	-451	-486	-498	-486	-463
Depreciation/amortization	0	0		0	0	0	0	0
Total expenses	**-2,876**	**-2,892**	**-1**	**-709**	**-697**	**-736**	**-734**	**-711**
Income items								
Income from external customers	-668	-359	86	-127	-114	-206	-221	-109
Income from transactions with other segments	-2,208	-2,533	-13	-582	-583	-530	-513	-602
Business volumes, SEK billion								
Mutual funds & insurance	-253	-256	-1	-253	-265	-273	-266	-256
Other investment volume	-24	-18	33	-24	-22	-21	-20	-18
Total assets	-424	-305	39	-424	-364	-340	-404	-305
Total liabilities	-424	-305	39	-424	-364	-340	-404	-305

Index of financial information

Income statement, group

SEKm	Q4 2007	Q3 2007	%	Q4 2006	%	Full-year 2007	Full-year 2006	%
Interest income	*19,146*	*17,219*	*11*	*13,389*	*43*	*67,087*	*47,165*	*42*
Interest expenses	*-13,887*	*-12,413*	*12*	*-9,086*	*53*	*-47,930*	*-31,188*	*54*
Net interest income	**5,259**	**4,806**	**9**	**4,303**	**22**	**19,157**	**15,977**	**20**
Commission income	*3,398*	*3,238*	*5*	*2,977*	*14*	*12,939*	*11,465*	*13*
Commission expenses	*-862*	*-735*	*17*	*-668*	*29*	*-3,059*	*-2,596*	*18*
Net commission income (Note 1)	**2,536**	**2,503**	**1**	**2,309**	**10**	**9,880**	**8,869**	**11**
Net gains and losses on financial items at fair value (Note 2)	386	196	97	908	-57	1,691	2,738	-38
Insurance premiums	*367*	*437*	*-16*	*417*	*-12*	*1,711*	*1,353*	*26*
Insurance provisions	*-88*	*-338*	*-74*	*-337*	*-74*	*-1,163*	*-1,089*	*7*
Net insurance	**279**	**99**		**80**		**548**	**264**	
Share of the profit or loss of associates	70	140	-50	-26		424	222	91
Other income	344	287	20	338	2	1,224	1,127	9
Total income	**8,874**	**8,031**	**10**	**7,912**	**12**	**32,924**	**29,197**	**13**
Staff costs	2,111	2,075	2	1,878	12	8,134	7,253	12
Profit-based staff costs	522	337	55	302	73	1,658	1,307	27
Other general administrative expenses	1,701	1,528	11	1,724	-1	6,222	5,920	5
Total general administrative expenses	**4,334**	**3,940**	**10**	**3,904**	**11**	**16,014**	**14,480**	**11**
Depreciation/amortization and impairments of tangible and intangible fixed assets	192	192	0	193	-1	705	659	7
Total expenses	**4,526**	**4,132**	**10**	**4,097**	**10**	**16,719**	**15,139**	**10**
Profit before loan losses	**4,348**	**3,899**	**12**	**3,815**	**14**	**16,205**	**14,058**	**15**
Loan losses, net (Note 3)	238	230	3	-72		619	-205	
Operating profit	**4,110**	**3,669**	**12**	**3,887**	**6**	**15,586**	**14,263**	**9**
Tax expense	950	793	20	928	2	3,450	3,211	7
Profit for the period	3,160	2,876	10	2,959	7	12,136	11,052	10
Profit for the period attributable to:								
Shareholders of Swedbank AB	**3,108**	**2,866**	**8**	**2,913**	**7**	**11,996**	**10,880**	**10**
Minority interest	52	10		46	13	140	172	-19
Earnings per share, SEK	6.03	5.57	0	5.65		23.28	21.11	

See page 40 for number of shares.

Quarterly income statement

Group SEKm	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Net interest income	5,259	4,806	4,591	4,501	4,303	4,139	4,029	3,506
Net commission income	2,536	2,503	2,552	2,289	2,309	2,109	2,353	2,098
Net gains and losses on financial items at fair value	386	196	579	530	908	513	786	531
Net insurance	279	99	91	79	80	67	100	17
Share of the profit or loss of associates	70	140	95	119	-26	53	58	137
Other income	344	287	318	275	338	283	252	254
Total income	**8,874**	**8,031**	**8,226**	**7,793**	**7,912**	**7,164**	**7,578**	**6,543**
Staff costs	2,111	2,075	2,016	1,932	1,878	1,772	1,791	1,812
Profit-based staff costs	522	337	409	390	302	301	412	292
Other general administrative expenses	1,701	1,528	1,539	1,454	1,724	1,262	1,543	1,391
Total general administrative expenses	**4,334**	**3,940**	**3,964**	**3,776**	**3,904**	**3,335**	**3,746**	**3,495**
Depreciation/amortization and impairments of tangible and intangible fixed assets	192	192	160	161	193	155	156	155
Total expenses	**4,526**	**4,132**	**4,124**	**3,937**	**4,097**	**3,490**	**3,902**	**3,650**
Profit before loan losses	**4,348**	**3,899**	**4,102**	**3,856**	**3,815**	**3,674**	**3,676**	**2,893**
Loan losses, net	238	230	102	49	-72	-67	-116	50
Operating profit	**4,110**	**3,669**	**4,000**	**3,807**	**3,887**	**3,741**	**3,792**	**2,843**
Tax expense	950	793	856	851	928	806	938	539
Profit for the period	3,160	2,876	3,144	2,956	2,959	2,935	2,854	2,304
Profit for the period attributable to:								
Shareholders of Swedbank AB	**3,108**	**2,866**	**3,112**	**2,910**	**2,913**	**2,911**	**2,786**	**2,270**
Minority interest	52	10	32	46	46	24	68	34
Earnings per share, SEK	6.03	5.57	6.03	5.65	5.65	5.65	5.40	4.41

See page 40 for number of shares.

Capital adequacy

New capital adequacy rules ("Basel 2")

On February 1, 2007 Sweden introduced new capital adequacy rules, Basel 2. The rules are based on the so-called Basel Accord and are being introduced throughout the EU according to the provisions of the EU's Banking Directive and Capital Requirements Directive. According to the new rules, the capital requirement will be more closely linked to the institute's risk profile. One of the changes is that the minimum capital adequacy requirement for credit risks may now be based on Swedbank's internal risk measurement according to the Internal Ratings-Based Approach ("IRB"), contingent on the permission of the Financial Supervisory Authority. Another important change is that a capital adequacy requirement for operational risks has been added to the existing capital adequacy requirement for credit risks and market risks.

The transition to rules that are based to a greater extent on internal risk measurement entails substantial changes in the minimum capital requirement for the majority of institutions. As a result, capital floors apply during a three-year period through 2009. According to these floor rules, any reduction in the capital requirement is limited by the new rules during the transition period. The rules state that the minimum capital requirement in 2007 may not fall below 95 percent of the capital requirement calculated according to the older rules, with the exception of certain adjustments. In 2008 the floor will be lowered to 90 percent and in 2009 to 80 percent of the capital requirement calculated according to the older rules.

The capital requirement according to the new rules is increased by an add-on corresponding to the minimum capital requirement in the transition rules.

Swedbank has obtained permission from the Swedish FSA to apply IRB

The method will be rolled out in the Swedbank financial companies group during a three-year period. As of 2007 the method is applied in the Swedish business, including the branch offices in New York and Oslo, with the exception of Swedbank Finans, EnterCard and certain exposure classes such as the Swedish state and Swedish municipalities, where the method is considered less suitable. In the table in the following page, Swedbank's capital adequacy as of December 31 is shown according to the new rules, with comparable and historical figures according to older rules.

Swedbank financial companies group SEKm	Dec 31 2007	older rules Dec 31 2007	Dec 31 2006
Primary capital	50,920	51,470	47,497
Supplementary capital	27,458	28,467	26,067
Less shares, etc.	-1,922	-2,157	-2,634
Capital base	**76,456**	**77,781**	**70,930**
Risk-weighted assets	**600,238**	**891,595**	**726,712**
Capital requirement for credit risks, older rules	19,364	69,380	56,657
Capital requirement for credit risks, IRB	24,737		
Capital requirement for settlement risks	7	7	5
Capital requirement for market risks	1,242	1,940	1,475
whereof risks in the trading book outside VaR	*891*	*1,589*	*1,277*
whereof currency risks outside VaR	*0*	*0*	
whereof risks where VaR models are applied	*351*	*351*	*198*
Capital requirement for operational risks	2,669		
Capital requirement	**48,019**	**71,328**	**58,137**
Complement during transition period	17,770		
Capital requirement including complement	**65,789**		
Tier 1 capital ratio, % excluding complement	8.5	5.8	6.5
Capital adequacy ratio, % excluding complement	12.7	8.7	9.8
Capital quotient	1.59	1.09	1.22
Tier 1 capital ratio, % including complement	6.2		
Capital adequacy ratio, % including complement	9.3		
Capital quotient	1.16		

As of December 31, 2007 the Swedbank financial companies group included the Swedbank group, EnterCard Holding AB, Eskilstuna Rekarne Sparbank AB, Färs och Frosta Sparbank AB, Swedbank Sjuhärad AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB and Bankernas Depå AB. The group's insurance companies are not included according to the capital adequacy rules for financial companies groups.

Capital base

As indicated in the table above, tier 1 capital and the capital base are lower when calculated according to the new capital adequacy rules. This is primarily because of a deduction from the capital base for the amount by which the expected loss exceeds the provisions in the accounts for the part of the portfolio calculated according to IRB. Half of this deduction is in tier 1 capital and the other half is in supplementary capital.

These expected losses are estimated according to current laws and regulations and with information from Swedbank's internal risk classification system. Swedbank's calculations are characterized by prudence, so that risks are overestimated rather than underestimated. In addition, the Swedish FSA's instructions have built additional safety margins into the risk classification system. As a result, expected losses according to the new capital adequacy rules exceed the bank's best estimate of loss levels and required provisions.

Capital requirement for credit risks according to older rules

In 2007 the 2006 capital adequacy rules are applied to exposures where IRB is not applied.

Capital requirements for credit risks according to IRB

As indicated in the table above, the capital requirement for the part of the portfolio now calculated according to IRB decreased by 51 percent, from SEK 50,016m to SEK 24,737m. The principal decrease is in the household portfolio, where the capital requirement generally deceases. In the corporate portfolio the effect is mixed. The capital requirement increases significantly for certain credits at the same time it decreases significantly for others. At portfolio level the capital requirement also decreases in the corporate segment, albeit less than in the household segment.

Credit risks, IRB Dec 31, 2007 SEKm	Exposure after credit risk protection	Average risk weight	Capital requirement
Total credit risks, IRB	**1,199,270**	**26%**	**24,737**
whereof institutional exposures	*204,329*	*9%*	*1,452*
whereof corporate exposures	*299,713*	*72%*	*17,326*
whereof retail exposures	*653,557*	*10%*	*5,233*
whereof equity exposures	*0*	*0%*	*0*
whereof other non credit-obligation asset exposures	*41,671*	*22%*	*726*

Market risks
Swedbank has obtained permission from the Swedish FSA to calculate the capital requirement for general interest rate risk in the trading book of Swedbank AB and the Hansabank group with its own Value at Risk model. The permission also covers general and specific share price risk in Swedbank AB as well as currency risk in Swedbank AB and the Hansabank group.

The capital requirement for other market risks therefore relates to specific interest rate risk, share price risk in the Hansabank group, market risks in First Securities' trading book and currency exposures outside Swedbank AB and the Hansabank group. Counterparty risks in the trading book were previously reported as market risks, but are now reported as credit risk according to the new capital adequacy rules.

Operational risk
Swedbank has chosen the standardized method to calculate operational risk. According to the Swedish FSA, Swedbank meets the qualitative requirements to apply this method.

Income statement, parent company

SEKm	Q4 2007	Q3 2007	%	Q4 2006	%	Full-year 2007	Full-year 2006	%
Interest income	*11,185*	*9,707*	*15*	*7,329*	*53*	*38,449*	*24,972*	*54*
Interest expenses	*-9,107*	*-7,976*	*14*	*-5,512*	*65*	*-30,866*	*-17,885*	*73*
Net interest income	**2,078**	**1,731**	**20**	**1,817**	**14**	**7,583**	**7,087**	**7**
Dividends received	4,736	-15		1,338		5,400	1,836	
Commission income	*1,417*	*1,428*	*-1*	*1,503*	*-6*	*5,651*	*6,202*	*-9*
Commission expenses	*-205*	*-122*	*68*	*-308*	*-33*	*-733*	*-1,404*	*-48*
Net commission income (Note 1)	**1,212**	**1,306**	**-7**	**1,195**	**1**	**4,918**	**4,798**	**3**
Net gains and losses on financial items at fair value (Note 2)	145	65		623	-77	363	1,546	-77
Other income	309	276	12	351	-12	1,195	1,047	14
Total income	**8,480**	**3,363**		**5,324**	**59**	**19,459**	**16,314**	**19**
General administrative expenses								
- Staff costs	1,604	1,586	1	1,425	13	6,340	5,954	6
- Other expenses	1,068	996	7	1,184	-10	4,074	4,090	0
Total general administrative expenses	**2,672**	**2,582**	**3**	**2,609**	**2**	**10,414**	**10,044**	**4**
Depreciation/amortization and impairments of tangible and intangible fixed assets	68	70	-3	65	5	267	268	0
Amortization of goodwill	31	33	-6	30	3	123	119	3
Total expenses	**2,771**	**2,685**	**3**	**2,704**	**2**	**10,804**	**10,431**	**4**
Profit before loan losses	**5,709**	**678**		**2,620**		**8,655**	**5,883**	**47**
Loan losses, net (Note 3)	59	17		-128		79	-479	
Impairment of financial fixed assets	7	0		4		7	4	75
Operating profit	**5,643**	**661**		**2,744**		**8,569**	**6,358**	**35**
Appropriations	-1,944	-4		135		-1,956	138	
Tax expense	1,060	198		739	43	1,746	1,461	20
Profit for the period	**2,639**	**459**		**2,140**	**23**	**4,867**	**5,035**	**-3**

Balance sheet

SEKm	Group Dec 31 2007	Group Dec 31 2006	Parent company Dec 31 2007	Parent company Dec 31 2006
Assets				
Loans to credit institutions	174,014	161,097	386,240	322,643
Loans to the public	1,135,287	946,319	362,213	273,669
Interest-bearing securities	115,492	99,600	134,452	105,960
Shares and participating interests	77,618	72,589	47,765	42,733
- for which customers bear the investment risk	*69,324*	*65,008*		
Derivatives	36,984	23,864	33,227	22,934
Other assets	68,589	49,520	33,664	14,692
Total assets	**1,607,984**	**1,352,989**	**997,561**	**782,631**
Liabilities and equity				
Amounts owed to credit institutions	163,785	130,642	230,802	174,727
Deposits and borrowings from the public	458,375	400,035	348,557	315,490
Debt securities in issue, etc	673,116	561,208	229,381	145,581
Financial liabilities for which customers bear the investment risk	69,819	65,289		
Derivatives	36,267	31,607	34,392	25,144
Other liabilities and provisions	98,563	69,506	75,355	50,008
Subordinated liabilities	39,736	34,425	36,975	32,140
Untaxed reserves			5,164	3,226
Equity	68,323	60,277	36,935	36,315
- Minority	*315*	*303*		
- Shareholders	*68,008*	*59,974*	*36,935*	*36,315*
Total liabilities and equity	**1,607,984**	**1,352,989**	**997,561**	**782,631**
Assets pledged for own liabilities			35,705	91,792
Other assets pledged			77,592	11,817
Contingent liabilities			25,346	39,991
Commitments			149,084	106,489

Cash flow statement

SEKm	Group Full-year 2007	Group Full-year 2006	Parent company Full-year 2007	Parent company Full-year 2006
Cash and cash equivalents at beginning of period *)	**83,032**	**89,514**	**76,779**	**96,074**
Operating activities	-75,085	-58,747	-30,328	-58,955
Investing activities	-6,203	1,076	-6,880	1,264
Financing activities	97,626	52,074	70,253	38,396
Cash flow for the period	**16,338**	**-5,597**	**33,045**	**-19,295**
Exchange rate differences on cash and cash equivalents	1,099	-885		
Cash and cash equivalents in acquired entities	294		2	
Cash and cash equivalents at end of period *)	**100,763**	**83,032**	**109,826**	**76,779**
*) of which, securities pledged for OMX				
- at beginning of period	4,384	2,729	4,384	2,729
- at end of period	8,086	4,384	8,086	4,384

Turnover of own debt instruments

The Swedbank group issues and repurchases its own debt instruments. This turnover is intended for the bank's securities operations and as a component in financing its operations. The turnover of interest-bearing securities, bonds and commercial paper during the period was as follows:

Issued (sold) SEK 177bn (245)
Redeemed (bought) SEK -174bn (195)

Statement of changes in equity, group

SEKm	Minority interest	Shareholders' equity			Total equity
		Capital contributions	Other equity	Total	
Opening balance January 1, 2006	**232**	**14,674**	**38,963**	**53,637**	**53,869**
Translation difference of subsidiaries and associates	-11		-1,031	-1,031	-1,042
Hedging of net investments in foreign operation:					
-Gains/losses recognised directly in equity			490	490	490
-Related deferred tax			-137	-137	-137
Net income for the period recognized directly in equity	**-11**	**0**	**-678**	**-678**	**-689**
Profit for the period reported via income statement	172		10,880	10,880	11,052
Total profit for the period	**161**	**0**	**10,202**	**10,202**	**10,363**
New share issue	20				20
Dividend	-107		-3,865	-3,865	-3,972
Decrease share capital		-299	299		
Bonus issue		516	-516		
Acquisition from minority	-3				-3
Closing balance December 31, 2006	**303**	**14,891**	**45,083**	**59,974**	**60,277**
Opening balance January 1, 2007	**303**	**14,891**	**45,083**	**59,974**	**60,277**
Translation difference of subsidiaries and associates	16		860	860	876
Hedging of net investments in foreign operation:					
-Gains/losses recognised directly in equity			-716	-716	-716
-Related deferred tax			211	211	211
Cash flow hedges:					
-Gains/losses recognised directly in equity			-40	-40	-40
-Related deferred tax			44	44	44
-Transferred to initial carrying amount of hedged item			157	157	157
-Related deferred tax			-44	-44	-44
-Transferred to Income statement, Net interest income			-182	-182	-182
Net income for the period recognized directly in equity	**16**	**0**	**290**	**290**	**306**
Profit for the period reported via income statement	140		11,996	11,996	12,136
Total profit for the period	**156**	**0**	**12,286**	**12,286**	**12,442**
New share issue	18				18
Dividend	-172		-4,252	-4,252	-4,424
Minority interest in newly started business	10				10
Closing balance December 31, 2007	**315**	**14,891**	**53,117**	**68,008**	**68,323**

Statement of changes in equity, parent company

SEKm	Restricted equity	Non-restricted equity	Total equity
Closing balance December 31, 2005	**17,312**	**17,702**	**35,014**
Change in accounting policy relating to FFFS 2006:16		155	155
Adjusted opening balance January 1, 2006	**17,312**	**17,857**	**35,169**
Dividend		-3,865	-3,865
Reduction of the share capital	-299	299	
Bonus issue	299	-299	
Group contribution net		-24	-24
Profit for the period		5,035	5,035
Closing balance December 31, 2006	**17,312**	**19,003**	**36,315**
Opening balance January 1, 2007	**17,312**	**19,003**	**36,315**
Cash flow hedges:			
-Gains/losses recognised directly in equity		-157	-157
-Related deferred tax		44	44
-Transferred to initial carrying amount of hedged item		157	157
-Related deferred tax		-44	-44
Merger profit, Söderhamns Sparbank AB		11	11
Group contributions paid		-8	-8
Related tax		2	2
Net income for the period recognized directly in equity		**5**	**5**
Profit for the period		4,867	4,867
Total profit for the period		**4,872**	**4,872**
Dividend		-4,252	-4,252
Closing balance December 31, 2007	**17,312**	**19,623**	**36,935**

Lending, group

SEKbn	Dec 31 2007	Dec 31 2006	%
Private individuals	559.5	479.9	17
of which Swedbank Mortgage AB	*426.4*	*379.2*	*12*
Real estate management	217.9	190.9	14
Retail, hotels, restaurants	42.5	34.1	25
Construction	16.3	12.9	26
Manufacturing	37.1	30.1	24
Transportation	21.8	16.5	32
Forestry and agriculture	49.9	45.3	10
Other service businesses	51.2	36.5	40
Other business lending	90.0	58.8	53
Municipalities	16.8	13.9	21
Total lending to the public, excl. repos	**1,103.0**	**918.9**	**20**
of which Baltic Banking Operations	*177.1*	*126.9*	*33* *
Credit institutions incl. Nat'l Debt Office	83.4	78.4	6
Repurchase agreements (repos)	122.9	110.1	12
Total lending	**1,309.3**	**1,107.4**	**18**

* changes reported excl. foreign exchange effects

Savings and investments, group

SEKbn	Dec 31 2007	Dec 31 2006	%
Deposits from the public			
Households	274.3	223.4	23
Other deposits from the public	175.2	153.3	14
Total deposits from the public	**449.5**	**376.7**	**19**
of which Baltic Banking Operations	*102.2*	*83.7*	*17* *
Discretionary asset management **	204.7	25.8	
Fund assets under management	421.3	412.5	2
Unit-linked insurance	68.6	64.8	6
Of which unit-linked insurance in own companies	-66.9	-63.5	5
Retail bonds, interest-bearing	1.1	1.1	0
Retail bonds, equity linked	30.1	23.3	29
Total savings and investments	**1,108.4**	**840.7**	**32**

* changes reported excl. foreign exchange effects
** excluding investments in Swedbank Robur's funds

Notes

Note 1. Net commission income

Group SEKm	Q4 2007	Q3 2007	Q4 2006	Full-year 2007	Full-year 2006
Commission income					
Payment processing	1,216	1,220	1,068	4,612	4,010
Lending	162	183	138	671	605
Brokerage	290	243	226	1,064	989
Asset management	995	1,133	953	4,226	3,719
Other securities	47	18	43	104	119
Other	688	441	549	2,262	2,023
Total	**3,398**	**3,238**	**2,977**	**12,939**	**11,465**
Commission expenses					
Payment processing	-416	-406	-362	-1,592	-1,376
Securities	-74	-73	-65	-290	-240
Other	-372	-256	-241	-1,177	-980
Total	**-862**	**-735**	**-668**	**-3,059**	**-2,596**
Total net commission income	**2,536**	**2,503**	**2,309**	**9,880**	**8,869**

Parent company SEKm	Q4 2007	Q3 2007	Q4 2006	Full-year 2007	Full-year 2006
Commission income					
Payment processing	460	491	533	1,876	2,591
Lending	84	111	71	361	346
Brokerage	115	101	125	445	460
Asset management	435	453	451	1,815	1,726
Other securities	46	16	33	97	100
Other	277	256	290	1,057	979
Total	**1,417**	**1,428**	**1,503**	**5,651**	**6,202**
Commission expenses					
Payment processing	-95	-81	-174	-403	-991
Securities	-47	-41	-40	-174	-154
Other	-63	0	-94	-156	-259
Total	**-205**	**-122**	**-308**	**-733**	**-1,404**
Total net commission income	**1,212**	**1,306**	**1,195**	**4,918**	**4,798**

Note 2. Net gains and losses on financial items at fair value

Group SEKm	Q4 2007	Q3 2007	Q4 2006	Full-year 2007	Full-year 2006
Trading, derivatives and fair value option					
Shares/participating Interests	116	189	399	875	1,241
- of which change in value	*114*	*191*	*393*	*518*	*935*
- of which dividend	*2*	*-2*	*6*	*357*	*306*
Interest-bearing instruments	-179	-243	64	-540	733
- of which change in value of open interest-bearing position, Swedbank Mortgage	*66*	*-129*	*15*	*71*	*145*
- of which other change in value	*-245*	*-114*	*49*	*-611*	*588*
Other financial instruments	62	85	-67	60	-74
- of which change in value	*62*	*85*	*-67*	*60*	*-74*
Total	**-1**	**31**	**396**	**395**	**1,900**
Interest income compensation, claims valued at cost	**1**	**3**	**7**	**15**	**51**
Changes in exchange rates	**386**	**162**	**505**	**1,281**	**787**
Total net gains and losses on financial items at fair value	**386**	**196**	**908**	**1,691**	**2,738**

Parent company SEKm	Q4 2007	Q3 2007	Q4 2006	Full-year 2007	Full-year 2006
Capital gains/losses					
Shares/participating interests	-44	68	412	-340	1,082
Interest-bearing securities	43	107	325	236	652
Total	**-1**	**175**	**737**	**-104**	**1,734**
Unrealized changes in value					
Shares/participating interests	235	136	-177	764	-392
Interest-bearing securities	-325	-222	-150	-905	347
Other financial instruments	16		-123	16	-397
Total	**-74**	**-86**	**-450**	**-125**	**-442**
Changes in exchange rates	**220**	**-24**	**336**	**592**	**254**
Total net gains and losses on financial items at fair value	**145**	**65**	**623**	**363**	**1,546**

Note 3. Loan losses, net, and change in the value of property taken over

Group SEKm	Q4 2007	Q3 2007	Q4 2006	Full-year 2007	Full-year 2006
Loans assessed individually					
The period's write-off for established loan losses	-370	-45	-163	-575	-493
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established losses	104	21	44	236	207
The period's provisions for anticipated loan losses	-187	-116	-55	-453	-222
Recoveries from previous years' established loan losses	85	15	31	178	225
Recovered provisions no longer necessary for anticipated loan losses	13	21	95	126	264
Net expense for the period	**-355**	**-104**	**-48**	**-488**	**-19**
Collective provisions for loans assessed individually					
Allocations/withdrawals from collective provisions	**176**	**-73**	**130**	**39**	**319**
Collectively valued homogeneous groups of loans with limited value and similar credit risk					
The period's write-off for established loan losses	-28	-20	-15	-85	-61
Recoveries from previous years' established loan losses	5	4	2	23	9
Allocations to/withdrawals from loan loss reserve	-25	-17	1	-73	-17
The period's net expense for collectively valued homogenous claims	**-48**	**-33**	**-12**	**-135**	**-69**
Contingent liabilities					
The period's net expense for discharged guarantees and other contingent liabilities	**2**	**-14**	**2**	**-25**	**-5**
The period's net loan loss expense	**-225**	**-224**	**72**	**-609**	**226**
Change in the value of property taken over	**-13**	**-6**	**0**	**-10**	**-21**
Total loan losses, net and change in value of property taken over	**-238**	**-230**	**72**	**-619**	**205**

Parent company SEKm	Q4 2007	Q3 2007	Q4 2006	Full-year 2007	Full-year 2006
Loans assessed individually					
The period's write-off for established loan losses	-252	-21	-120	-399	-398
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established losses	42	8	37	140	171
The period's provisions for anticipated loan losses	-104	-49	-44	-193	-118
Recoveries from previous years' established loan losses	69	5	12	96	124
Recovered provisions no longer necessary for anticipated loan losses	8	10	39	72	148
Net expense for the period	**-237**	**-47**	**-76**	**-284**	**-73**
Collective provisions for loans assessed individually					
Allocations/withdrawals from collective provisions	**200**	**64**	**189**	**299**	**590**
Collectively valued homogeneous groups of loans with limited value and similar credit risk					
The period's write-off for established loan losses	-15	-11	-10	-45	-43
Recoveries from previous years' established loan losses	0	0	0	0	0
Allocations to/withdrawals from loan loss reserve	-2	-4	9	-17	7
The period's net expense for collectively valued homogenous claims	**-17**	**-15**	**-1**	**-62**	**-36**
Contingent liabilities					
The period's net expense for discharged guarantees and other contingent liabilities	**8**	**-13**	**17**	**-22**	**20**
The period's net loan loss expense	**-46**	**-11**	**129**	**-69**	**501**
Change in the value of property taken over	**-13**	**-6**	**-1**	**-10**	**-22**
Total loan losses, net and change in value of property taken over	**-59**	**-17**	**128**	**-79**	**479**

Note 4. Loans to credit institutions and loans to the public

SEKm	Group Dec 31 2007	Group Dec 31 2006	Parent company Dec 31 2007	Parent company Dec 31 2006
Book value (before recognized provisions)	1,312,992	1,110,595	749,880	598,037
Specific provisions for individually assessed claims	-1,145	-681	-407	-423
Provisions for collectively valued homogeneous groups of claims with limited value and similar credit risk	-187	-124	-84	-67
Collective provisions for individually assessed claims	-2,359	-2,374	-936	-1,235
Total provisions	**-3,691**	**-3,179**	**-1,427**	**-1,725**
Book value	**1,309,301**	**1,107,416**	**748,453**	**596,312**
Book value of impaired loans	1,740	825	303	323
Property taken over to protect claims:				
- Buildings and land	0	1	0	0
- Shares and participating interests	28	40	21	36
- Other	2	2	0	0
Total	**30**	**43**	**21**	**36**
Impaired loans as % of total lending	0.13	0.07	0.04	0.05
Total provision ratio for impaired loans, % *	120	195	180	212
Provision ratio for individually identified impaired loans, %	43	50	62	60

* Total provision, i.e., all provisions for claims in relation to impaired loans, gross.

Credit risks

Group Sector/branch Dec 31, 2007 SEKm	Book value before provisions	Specific provisions for individually assessed claims	Collective provisions for individually assessed claims	Provisions for collectively assessed homogeneous groups	Book value of loans after provisions	Book value of impaired loans
Private individuals	560,277	223	375	187	559,492	481
Real estate management	218,295	162	256		217,877	393
Retail, hotels, restaurants	43,054	156	398		42,500	96
Construction	16,455	56	96		16,303	66
Manufacturing	37,682	162	394		37,126	222
Transportation	21,972	20	115		21,837	105
Forestry and agriculture	50,043	59	73		49,911	124
Other service businesses	51,385	38	201		51,146	69
Other corporate lending	90,665	256	451		89,958	196
Municipalities, excl. municipal corporates	16,820				16,820	
Lending	**1,106,648**	**1,132**	**2,359**	**187**	**1,102,970**	**1,752**
Credit institutions incl. Nat'l Debt Office	83,460	13			83,447	-12
Repurchase agreements - credit institutions incl. Nat'l Debt Office	97,634				97,634	
Repurchase agreements - public	25,250				25,250	
Total lending to credit institutions and the public	**1,312,992**	**1,145**	**2,359**	**187**	**1,309,301**	**1,740**

Derivatives

The group trades derivatives in the normal course of business and to hedge certain positions with regard to the value of equities, interest rates and currencies.

Group SEKm	Interest related Full-year 2007	Full-year 2006	Currency related Full-year 2007	Full-year 2006	Equity related, etc. Full-year 2007	Full-year 2006
Derivatives with positive book values	17,765	14,901	14,413	7,024	6,632	4,959
Derivatives with negative book values	19,856	15,200	13,350	13,795	4,887	5,632
Nominal amount	7,232,312	4,993,736	1,104,433	774,499	96,075	51,765

Derivatives with a value of SEK 1,826m (3,020) have, as a consequence of netting agreements, been recognized net in the balance sheet.

Number of shares in issue

Number of shares in issue	Q4 2007	Q3 2007	Q4 2006	Full-year 2006
Average number of shares outstanding before and after dilution	515,373,412	515,373,412	515,373,412	515,373,412
Number of shares outstanding before and after dilution	515,373,412	515,373,412	515,373,412	515,373,412

Number of shares in issue	Dec 31 2007	Dec 31 2006
Average number of shares outstanding before and after dilution	515,373,412	515,373,412
Number of shares outstanding before and after dilution	515,373,412	515,373,412

Number of employees

Number of full-time employees	Dec 31 2007	Dec 31 2006
Swedish Banking	6,236	6,239
Baltic Banking	9,203	8,209
Estonia	*3,246*	*2,941*
Latvia	*2,577*	*2,241*
Lithuania	*3,380*	*3,027*
International Banking	3,952	332
Ukraine	*3,433*	
Russia	*386*	*233*
Nordic branches and Luxemburg	*122*	*90*
Other	*11*	*9*
Swedbank Markets	752	668
Asset Management and Insurance	332	281
Shared Services & Group Staffs	1,673	1,670
Total	**22,148**	**17,399**

Signatures of the Board of Directors and the President

The Board of Directors and the President certify that the year-end report for 2007 provides a fair and accurate overview of the operations, financial position and results of the parent company and the group, and that it describes the significant risks and uncertainties faced by the parent company and the companies in the Group.

Stockholm, February 13, 2008

Carl Eric Stålberg
Chair

Ulrika Francke
Deputy Chair

Gail Buyske
Board Member

Simon Ellis
Board Member

Berit Hägglund-Marcus
Board Member

Göran Johnsson
Board Member

Anders Nyblom
Board Member

Caroline Sundewall
Board Member

Gith Bengtsson
Board Member
Employee Representative

Monica Hellström
Board Member
Employee Representative

Jan Lidén
President

Review report

Introduction

We have reviewed the year-end report for 2007 for Swedbank AB (publ). The Board of Directors and the CEO are responsible for the preparation and presentation of this year-end financial information in accordance with the Annual Accounts Act for Credit Institutions and Securities Companies and IAS 34. Our responsibility is to express a conclusion on this year-end financial information based on our review.

Scope of review

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying year-end financial information for Swedbank AB (publ) is not, in all material aspects, in accordance with the Annual Accounts Act for Credit Institutions and Securities Companies and IAS 34.

Stockholm, February 13, 2008

Deloitte AB

Jan Palmqvist
Authorized Public Accountant

Publication of financial information

The Group's financial reports can be found on http://www.swedbank.se/ir or on http://www.swedbank.com.

The annual report for 2007 is scheduled to be made available to the public week 13, 2008.

On February 1, 2007 new rules were applied in Sweden for capital adequacy and exposures (Basel 2). The rules strengthen the link between risk and capital requirement with stricter requirements as regards banks risk management and information disclosure. Thus, this is the first year that Swedbank's yearly report (Annual report about risks and capital adequacy 2007) is published according to these new rules. The report comprises the Swedbank financial companies group and refers to the situation as of December 31, 2007. The report will be published on www.swedbank.com together with Swedbank's Annual Report.

Swedbank will publish financial results on the following dates in 2008:
Interim report for the first quarter on April 24
Interim report for the second quarter on July 17
Interim report for the third quarter on October 23

Annual General Meeting 2008

The Annual General Meeting will be held in Stockholm on April 25, 2008.

For further information, please contact:

Jan Lidén, President and CEO
+ 46 8 585 922 27

Mikael Inglander, CFO
+46 8 585 913 14

Johannes Rudbeck, Head of Investor Relations
+46 8 585 93 322, +46 70 582 56 56

Swedbank AB (publ)

Registration no. 502017-7753
Brunkebergstorg 8
SE-105 34 Stockholm, Sweden
Tel.: +46 8 585 900 00
www.swedbank.se
info@swedbank.se

END